Filed Pursuant to Rule 424(b)(3)
Registration No. 333-195066

PROSPECTUS

DOMINION GAS HOLDINGS, LLC

OFFER TO EXCHANGE

Up to $400,000,000 of 2013 Series A 1.05% Senior Notes due 2016

that have been registered under the Securities Act of 1933

for all outstanding unregistered 2013 Series A 1.05% Senior Notes due 2016

Up to $400,000,000 of 2013 Series B 3.55% Senior Notes due 2023

that have been registered under the Securities Act of 1933

for all outstanding unregistered 2013 Series B 3.55% Senior Notes due 2023

Up to $400,000,000 2013 Series C 4.80% Senior Notes due 2043

that have been registered under the Securities Act of 1933

for all outstanding unregistered 2013 Series C 4.80% Senior Notes due 2043

THE EXCHANGE OFFER EXPIRES AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 24, 2014, UNLESS EXTENDED

Terms of the exchange offer:

•	We are offering to exchange (i) up to $400,000,000 aggregate principal amount of registered 2013 Series A 1.05% Senior Notes due 2016 (the “Exchange Series A Senior Notes”) for any and all of our $400,000,000 aggregate principal amount of unregistered 2013 Series A 1.05% Senior Notes due 2016 (the “Original Series A Senior Notes”); (ii) up to $400,000,000 aggregate principal amount of registered 2013 Series B 3.55% Senior Notes due 2023 (the “Exchange Series B Senior Notes”) for any and all of our $400,000,000 aggregate principal amount of unregistered 2013 Series B 3.55% Senior Notes due 2023 (the “Original Series B Senior Notes”); and (iii) up to $400,000,000 aggregate principal amount of registered 2013 Series C 4.80% Senior Notes due 2043 (the “Exchange Series C Senior Notes”) for any and all of our $400,000,000 aggregate principal amount of unregistered 2013 Series C 4.80% Senior Notes due 2043 (the “Original Series C Senior Notes”).

•	The term “Exchange Notes” refers collectively to the Exchange Series A Senior Notes, the Exchange Series B Senior Notes and the Exchange Series C Senior Notes. The term “Original Notes” refers collectively to the Original Series A Senior Notes, the Original Series B Senior Notes and the Original Series C Senior Notes. The term “Notes” refers to both the Original Notes and the Exchange Notes.

•	We will exchange all outstanding Original Notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer for an equal principal amount of the Exchange Notes.

•	The terms of the Exchange Notes will be substantially identical to those of the Original Notes, except that the Exchange Notes will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will not contain restrictions on transfer, registration rights or provisions for additional interest.

•	You may withdraw tenders of Original Notes at any time before the expiration of the exchange offer.

•	The exchange of Original Notes for Exchange Notes will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	No public market exists for the outstanding Original Notes. We do not intend to list the Exchange Notes on any securities exchange and, therefore, no active public market is anticipated for the Exchange Notes.

Investing in the Notes involves risks. For a description of these risks, see “Risk Factors” on page 15 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory authority has approved or disapproved of the securities, nor have any of the foregoing authorities passed upon or endorsed the merits of this offering or the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives Exchange Notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for outstanding Original Notes where such outstanding Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for the period required by the Securities Act, we will make available to any such broker-dealer a prospectus meeting the requirements of the Securities Act, for use in connection with any such resale. See “Plan of Distribution” on page 127 of this prospectus.

The date of this prospectus is June 25, 2014.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

This prospectus incorporates important business and financial information about us that is not included or delivered with this prospectus. This information is available without charge to security holders upon written or oral request. You may request business and financial information incorporated but not included in this prospectus by writing to us at Corporate Secretary, Dominion Gas Holdings, LLC, 120 Tredegar Street, Richmond, Virginia 23219, or telephoning us at (804) 819-2000. To obtain timely delivery, holders of outstanding Notes must request the information no later than July 17, 2014 which is five business days before the date by which they must make their investment decision.

No person is authorized in connection with this exchange offer to give any information or to make any representation not contained in this prospectus, and, if given or made, such other information or representation must not be relied upon as having been authorized by us or any of our representatives.

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INDUSTRY AND MARKET DATA

In this prospectus, we rely on and refer to information and statistics regarding our industry. We obtained this market data from independent industry publications or other publicly available information, the sources of which we believe are reliable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 regarding the exchange offer and our Exchange Notes. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us, the exchange offer and our Exchange Notes offered in this prospectus, we refer you to the registration statement and the exhibits filed as part of the registration statement. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates or from the SEC’s website on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

When we filed the registration statement, we were not subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Following effectiveness of the registration statement, we will commence filing periodic reports and other information with the SEC. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above.

FORWARD-LOOKING INFORMATION

This prospectus contains statements concerning our expectations, plans, objectives, future financial performance and other statements that are not historical facts. In most cases, the reader can identify these forward-looking statements by such words as “anticipate,” “estimate,” “forecast,” “expect,” “believe,” “should,” “could,” “plan,” “may,” “continue,” “target” or other similar words.

We make forward-looking statements with full knowledge that risks and uncertainties exist that may cause actual results to differ materially from predicted results. Factors that may cause actual results to differ are often presented with the forward-looking statements themselves. Additionally, other factors may cause actual results to differ materially from those indicated in any forward-looking statement. These factors include but are not limited to:

•	Changes to regulated gas distribution, transportation and storage rates collected by us;

•	Timing and receipt of regulatory approvals necessary for planned construction or expansion projects;

•	The inability to complete planned construction or expansion projects at all or with the outcomes or within the terms and time frames initially anticipated;

•	Risks of operating businesses in regulated industries that are subject to changing regulatory structures;

•	Federal, state and local legislative and regulatory developments, including changes in federal and state tax laws and regulations;

•	Changes in demand for our services, including failure to maintain or replace our customer contracts on favorable terms;

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•	Additional competition in our industry;

•	Changes in supplies of natural gas delivered to our systems;

•	Cost of environmental compliance;

•	Changes to federal, state and local environmental laws and regulations, including those related to climate change, the tightening of emission or discharge limits for greenhouse gases (“GHGs”) and other emissions, more extensive permitting requirements and the regulation of additional substances;

•	The impact of operational hazards, including adverse developments with respect to pipeline safety or integrity;

•	Unplanned outages of our facilities;

•	Changes in operating, maintenance and construction costs;

•	Extreme weather events and other natural disasters, including hurricanes, high winds, severe storms, earthquakes and flooding, that can cause outages and property damage to facilities;

•	Impacts of acquisitions, divestitures, transfers of assets to joint ventures and retirements of assets;

•	Receipt of approvals for, and timing of, closing dates for acquisitions and divestitures;

•	Counterparty credit and performance risk;

•	Capital market conditions, including the availability of credit and the ability to obtain financing on reasonable terms;

•	Volatility in the value of investments held in benefit plan trusts by us;

•	Fluctuations in interest rates;

•	Changes in rating agency requirements or credit ratings and their effect on availability and cost of capital;

•	Changes in financial or regulatory accounting principles or policies imposed by governing bodies;

•	Employee workforce factors including collective bargaining agreements and labor negotiations with union employees;

•	Political and economic conditions, including inflation and deflation;

•	Domestic terrorism and other threats to our physical and intangible assets, as well as threats to cybersecurity; and

•	Adverse outcomes in litigation matters or regulatory proceedings.

Additionally, other risks that could cause actual results to differ from predicted results are set forth in “Risk Factors” on page 15 of this prospectus.

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SUMMARY

This summary highlights some of the information contained in this prospectus. It does not contain all of the information that you should consider before making an investment decision, and is qualified in its entirety by reference to the detailed information appearing elsewhere in this prospectus. You should read the entire prospectus including the information presented under “Risk Factors,” and the financial statements before deciding to participate in the exchange offer. In addition, the “Description of Notes” section of this prospectus contains more detailed information regarding the terms and conditions of the Notes.

For purposes of this prospectus, unless we have indicated otherwise or the context otherwise requires, references to “Dominion Gas,” the “Company,” “we,” “our,” “us” or like terms refer to Dominion Gas Holdings, LLC and its subsidiaries and references to “Dominion” refer to Dominion Resources, Inc. and its subsidiaries.

DOMINION GAS HOLDINGS, LLC

Business Formation and Organizational Summary

Dominion Gas, a holding company formed in September 2013, is a wholly-owned subsidiary of Dominion, one of the nation’s largest producers and transporters of energy. We serve as the intermediate parent company for the majority of Dominion’s regulated natural gas operating subsidiaries, which conduct business activities through an interstate natural gas transmission pipeline system and storage facilities, a local natural gas distribution network and natural gas gathering, processing and treatment facilities (“Dominion’s regulated gas business”). Our business activities are carried out through our primary subsidiaries, The East Ohio Gas Company d/b/a Dominion East Ohio (“East Ohio”) and Dominion Transmission, Inc. (“DTI”). Through our subsidiary, Dominion Iroquois, Inc. (“Dominion Iroquois”), we also hold a 24.72% general partnership interest in the Iroquois Gas Transmission System L.P. (“Iroquois”).

Commencing with the offering of the Original Notes, we are serving as the primary financing entity for Dominion’s regulated gas business. We believe this structure will create an efficient, transparent entity to finance capital investments related to the assets and cash flow of Dominion’s regulated gas business. Neither Dominion nor any of its subsidiaries nor any of our subsidiaries are guaranteeing the Notes nor does Dominion have any liability for our obligations under the Notes by virtue of being our sole member.

The principal executive offices of Dominion Gas and Dominion are located at 120 Tredegar Street, Richmond, Virginia 23219 and the telephone number for both Dominion Gas and Dominion is (804) 819-2000. Dominion maintains a website that contains information about Dominion and Dominion Gas at http://www.dom.com. Information on or accessible through our website is not a part of and is not incorporated by reference into this prospectus, and you should not rely on such information.

The following chart depicts Dominion’s organizational structure and certain other direct subsidiaries of Dominion highlighting our legal structure:

(1)	Dominion’s 50% membership interest in Blue Racer Midstream, LLC is held by this subsidiary.
(2)	Dominion’s merchant generation facilities are owned through this subsidiary (and are unrelated to the Dominion Energy operating segment of Dominion and Dominion Gas).

Our Subsidiaries

•	East Ohio is a regulated natural gas distribution operation serving more than 1.2 million residential, commercial and industrial gas sales and transportation customers. The service territory covers 450 communities including Cleveland, Akron, Canton, Youngstown and other eastern and western Ohio communities. It operates more than 21,700 miles of natural gas distribution, transmission and gathering pipeline, exclusive of service lines, along with underground natural gas storage capability. Revenues provided by these operations are based primarily on rates approved by the Public Utilities Commission of Ohio (the “Ohio Commission”). Since October 2008, East Ohio has employed a straight-fixed-variable rate design allowing for the recovery of its fixed operating costs through a flat, monthly charge accompanied by a reduced volumetric-based delivery rate. Accordingly, East Ohio is less impacted by conservation or weather-related fluctuations in natural gas consumption than companies under a more traditional volumetric rate design for gas distribution. In addition to general rates for distribution services, the Ohio Commission has approved several stand-alone cost recovery mechanisms to provide recovery of costs as incurred along with a provision for a current return on certain infrastructure projects.

•	DTI is an interstate natural gas transmission pipeline company serving a broad mix of customers such as local gas distribution companies, marketers, interstate and intrastate pipelines, electric power generators, and natural gas producers. It maintains approximately 7,700 miles of transmission, gathering and storage pipeline across six states. The DTI system links to other major pipelines and markets in the mid-Atlantic, Northeast, and Midwest including Dominion’s Cove Point pipeline. DTI also operates one of the largest underground natural gas storage systems in the United States with 776 billion cubic feet (“bcf”) of total designed storage capacity. In addition, DTI is a producer and supplier of natural gas liquids (“NGLs”). At its Hastings Plant in West Virginia, DTI fractionates NGLs into products such as butane, propane, isobutane and natural gasoline, which it delivers to market through various interconnections. DTI’s revenue from providing services is primarily based upon rates established by the Federal Energy Regulatory Commission (“FERC”) including negotiated, firm and interruptible fee-based contractual arrangements.

Additionally, DTI sells extracted and separated products at market rates. DTI’s transportation contracts have an average tenor of 13 years, and storage contracts have an average tenor of 20 years when executed (based on a simple average). Gathering and processing contracts, while not typically long-term, are usually structured to be evergreen.

•	Dominion Iroquois holds a 24.72% general partnership interest in a 416-mile FERC regulated interstate natural gas pipeline extending from the United States-Canadian border at Waddington, New York through the state of Connecticut to South Commack, New York and Hunts Point, Bronx, New York. The Iroquois pipeline has more than doubled its design day capacity since 1991.

Business Strategy

Our formation, as a wholly-owned subsidiary of Dominion, provides for the consolidation of the major components of Dominion’s regulated gas business under one intermediate holding company entity, allowing for greater financial transparency. We used the proceeds from the offering of the Original Notes to purchase then-outstanding intercompany long-term notes between Dominion and our subsidiaries, thereby allowing Dominion to reduce, over time, its external debt obligations previously incurred for these subsidiaries’ capital needs. In addition to the purchase of intercompany long-term notes, we used proceeds from the offering to repay, and thus reduce, a portion of our intercompany revolving credit agreement balances with Dominion. The resulting capitalization effectively placed Dominion’s debt investors, whose investments indirectly support us, closer to the source of revenues providing cash flow. Our operations remain a vital part of Dominion’s overall business strategy and the internal restructuring that caused us to exist and the offering of the Original Notes to be conducted is not intended to create a pathway to our divestment.

Our primary business strategy emphasizes the continued safe and efficient provision of natural gas transmission, storage, and local distribution services to our customers. In addition, we will look to develop and expand our existing business through infrastructure growth projects. We plan to devote over $2 billion of capital expenditures to infrastructure growth during the 2014 to 2018 planning period in order to respond to market opportunities. We intend to execute our growth strategy by maintaining a capital structure that balances our outstanding debt and equity (with all equity continuing to be held by Dominion) in a manner that will produce strong credit metrics.

We believe that through our operating subsidiaries, we have demonstrated a track record of successfully completing numerous projects to meet the growing demands for gas transportation and related services across the regions we serve. During 2012 and 2013, DTI completed projects including the Appalachian Gateway Project in West Virginia and Pennsylvania, the Gathering Enhancement Project in West Virginia, the Northeast Expansion Project in Pennsylvania, the Tioga Area Expansion Project in Pennsylvania and the Sabinsville-to-Morrisville and Ellisburg-to-Craigs Projects in Pennsylvania and New York. In recent years, East Ohio has made significant infrastructure investments including its long-term Pipeline Infrastructure Replacement (“PIR”) program. During the remainder of the 2014 to 2018 planning period, we anticipate building several additional infrastructure projects, including:

Allegheny Storage Project — will provide 7.5 bcf of incremental firm storage service and 125,000 dekatherms per day of incremental firm year-round transportation service that we expect to be in service in the fourth quarter of 2014.

Natrium to Market Project — will provide 185,000 dekatherms per day of firm transportation and we expect to be in service in the fourth quarter of 2014.

Western Access Project — will transport 300,000 dekatherms per day of residue gas from third-party processing facilities to interstate pipelines in eastern Ohio and we expect to be in service by the fourth quarter of 2014.

New Market Project — will provide 112,000 dekatherms per day of firm transportation service from Leidy, Pennsylvania to multiple delivery points that serve the New York market and we expect to be in service in the fourth quarter of 2016.

Clarington Project — will provide 250,000 dekatherms per day of firm transportation service from central West Virginia to Clarington, Ohio and we expect to be in service in the fourth quarter of 2016.

Lebanon West II Project — will provide 130,000 dekatherms per day of firm transportation service from Butler County, Pennsylvania to an interconnect with an interstate pipeline in Lebanon, Ohio and we expect to be in service in the fourth quarter of 2016.

Competitive Strengths

We believe we are well-positioned to execute our business strategies successfully due to several competitive strengths:

•	Advantageous Location and Significant Scale

Our pipelines are located in the mid-Atlantic, Northeast, and Midwest regions of the United States running north from Virginia to New York and east from Ohio to Maryland. These regions cover the historically rich natural gas fields of West Virginia’s Allegheny Mountains as well as the Marcellus and Utica shale formations. Our pipelines interconnect with other major pipelines and provide the backbone for natural gas movement in the region between various market participants. In this same region, we operate one of the largest underground natural gas storage systems in the nation. We believe that these facilities play an important part in balancing natural gas supply with consumer demand. Our local distribution territory is located in Ohio and has robust access to both locally-produced natural gas and interstate pipeline supply.

Our operations include approximately 29,400 miles of natural gas transmission, distribution, storage and gathering pipeline, 20 storage fields with 947 bcf of total designed storage capacity, and 1.2 million local distribution customers in Ohio.

•	Stable Cash Flows

Our revenue is derived primarily under term contracts with a base of diverse customers that have demonstrated a historical track record of re-contracting with us. Our gas transmission operations are subject to regulation of rates and other terms and conditions of service by FERC; these rates are based on a straight fixed variable rate design, which provides for stable recovery of DTI’s fixed costs, and protection from near-term variations in throughput. Our local distribution operations are subject to regulation of rates and certain other aspects of our business by the Ohio Commission. Its straight fixed variable rate design, in which the majority of East Ohio’s operating costs are recovered through a monthly charge rather than a volumetric charge, is utilized to establish rates for a majority of East Ohio’s customers pursuant to a 2008 rate case settlement. In addition to its ability to obtain general rate increases when its costs of distribution increase, East Ohio makes routine tariff filings with the Ohio Commission to reflect changes in the rider through which costs associated with providing an operational balance of gas supplies on its system, both those sold to customers by East Ohio and those brought on by retail suppliers, are recovered. The Ohio Commission has also approved several stand-alone cost recovery mechanisms to recover specified costs and a return for infrastructure projects and certain other costs that vary widely over time.

•	Strong Credit Profile

We are committed to maintaining a capital structure consistent with producing strong credit metrics. Future capital expenditures are expected to be financed via operating cash flows, long-term debt and equity capital infusions from Dominion.

•	Reliable and Safe Operations

We believe that we have a proven track record of reliable and safe operations across the natural gas transmission, storage and local distribution businesses. Our management team has extensive industry experience and a strong operating history and includes senior executives of Dominion. We are in compliance with federal requirements of the Integrity Management Program. In 2012, East Ohio was a recipient of the American Gas Association’s Safety Achievement Award. Over the period from 2005 to 2013, we experienced a 68% decline in recordable Occupational Safety and Health Administration incidents. While continuing to operate safely, we have a demonstrated track record of successfully completing projects to meet the growing demands for gas transportation and related services on the originally announced schedules and budgets.

Our competitive strengths are subject to a number of risks and competitive challenges, including the following:

•	Our businesses, including the rates of our gas transmission and distribution operations, are regulated. Our profitability, our ability to complete planned infrastructure projects and our operations in general are dependent upon decisions of our regulators and legislatures.

•	Our operations are subject to environmental laws and regulations which impose significant compliance costs on us.

•	We may not be able to maintain, renew or replace our existing portfolio of customer contracts successfully, or on favorable terms.

•	We depend on third parties to produce the natural gas and NGLs that we gather, process, store and transport. A reduction in these quantities could reduce our revenue.

•	Our operations are subject to operational hazards, equipment failures, supply chain disruptions and personnel issues which could negatively affect us.

•	Our results of operations can be affected by changes in the weather.

•	The use of derivative instruments could result in financial losses and liquidity constraints for us.

•	Exposure to counterparty performance and credit risk may adversely affect our financial results of operations, as could decreases in the value of our benefit plan assets.

•	An inability to access the financial markets on reasonable terms could adversely affect our business plans.

Please read “Risk Factors — Risks Related to our Business” for further discussion of these and other risks and uncertainties that we face in executing our business strategy.

THE EXCHANGE OFFER

On October 22, 2013, we completed a private offering of $1.2 billion aggregate principal amount of our Original Series A Senior Notes, Original Series B Senior Notes and Original Series C Senior Notes. The offering was made in reliance upon an exemption from the registration requirements of the Securities Act. As part of the offering transaction, we entered into a registration rights agreement in which we agreed, among other things, to deliver this prospectus and to make an exchange offer for the Original Notes. Below is a summary of the exchange offer.

The Exchange Offer	We are offering to exchange the Exchange Notes, which have been registered under the Securities Act, for your Original Notes, which were issued October 22, 2013 in the initial offering. In order to be exchanged, an Original Note must be validly tendered and accepted. All Original Notes that are validly tendered and not validly withdrawn by the expiration date of the exchange offer will be exchanged. We will issue Exchange Notes promptly after the expiration of the exchange offer.

Exchange Agent	Deutsche Bank Trust Company Americas will serve as our exchange agent (the “exchange agent”) for the exchange offer. You can find the address and telephone number of the exchange agent under “The Exchange Offer —Exchange Agent.”

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may, but are not required to, waive. Please see “The Exchange Offer—Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer. We reserve the right, in our sole discretion, to waive any and all conditions to the exchange offer.

Procedures for Tendering Original Notes	Unless you comply with the procedures described below under “The Exchange Offer—Procedures for Tendering Original Notes—Guaranteed Delivery,” you must do one of the following on or prior to the expiration date of the exchange offer to participate in the offer:

•	tender your Original Notes by sending the certificates for your Original Notes, in proper form for transfer, a properly completed and duly executed letter of transmittal with the required signature guarantee and all other documents required by the letter of transmittal, to Deutsche Bank Trust Company Americas, as exchange agent, at the address set forth in this prospectus, and such Original Notes must be received by the exchange agent prior to the expiration of the exchange offer; or

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tender your Original Notes by using the book-entry transfer procedures described in “The Exchange Offer—Procedures for Tendering Original Notes—Book-Entry Delivery Procedures” and transmitting a properly completed and duly executed letter of transmittal with the required signature guarantee, or an agent’s message instead of the letter of transmittal, to the exchange agent. In order for a book-entry transfer to constitute a valid tender of your Original Notes in the exchange offer, Deutsche Bank Trust

Company Americas, as registrar and exchange agent, must receive a confirmation of book-entry transfer of your Original Notes into the exchange agent’s account at The Depository Trust Company (“DTC”) prior to the expiration of the exchange offer.

Guaranteed Delivery Procedures	If you are a registered holder of Original Notes and wish to tender your Original Notes in the exchange offer, but your Original Notes are not immediately available, time will not permit your Original Notes or other required documents to be received by the exchange agent before the expiration of the exchange offer or the procedures for book-entry transfer cannot be completed prior to the expiration of the exchange offer, then you may tender your Original Notes by following the procedures described below under “The Exchange Offer—Procedures for Tendering Original Notes—Guaranteed Delivery.”

Special Procedures for Beneficial Owners	If you are a beneficial owner whose Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Original Notes in the exchange offer, you should promptly contact the person in whose name your Original Notes are registered and instruct that person to tender on your behalf the Original Notes prior to the expiration of the exchange offer.

If you wish to tender in the exchange offer on your own behalf, prior to completing and executing the letter of transmittal and delivering the certificates for your Original Notes, you must either make appropriate arrangements to register ownership of your Original Notes in your name or obtain a properly completed bond power from the person in whose name your Original Notes are registered.

Withdrawal; Non-Acceptance	You may withdraw any Original Notes tendered in the exchange offer at any time prior to 5:00 p.m., New York City time, on July 24, 2014 by sending the exchange agent written notice of withdrawal. Any Original Notes tendered on or prior to the expiration date of the exchange offer that are not validly withdrawn on or prior to the expiration date of the exchange offer may not be withdrawn. If we decide for any reason not to accept any Original Notes tendered for exchange or to withdraw the exchange offer, the Original Notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. In the case of Original Notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company, any withdrawn or unaccepted Original Notes will be credited to the tendering holder’s account at The Depository Trust Company. For further information regarding the withdrawal of tendered Original Notes, see “The Exchange Offer—Withdrawal of Tenders.”

Resales of Exchange Notes

Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that the Exchange Notes you receive in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act so long as certain conditions are met. See “The Exchange Offer—Purpose and Effects of the Exchange Offer” for more information regarding resales.

Restrictions on Resale by Broker-Dealers	Each broker-dealer that has received Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes. A broker-dealer may use this prospectus in connection with any resale for a period of 180 days after the end of the exchange offer.

Consequences of Not Exchanging your Original Notes	If you do not exchange your Original Notes in the exchange offer, you will no longer be able to require us to register your Original Notes under the Securities Act pursuant to the registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer your Original Notes unless we have registered the Original Notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, or as otherwise required under certain limited circumstances pursuant to the terms of the registration rights agreement, we do not currently anticipate that we will register the Original Notes under the Securities Act.

For more information regarding the consequences of not tendering your Original Notes, see “The Exchange Offer—Consequences of Failure to Exchange.”

Material United States Federal Income Tax Consequences	The exchange of Original Notes for Exchange Notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See “Material United States Federal Income Tax Consequences” for more information.

Use of Proceeds	The exchange offer is being made solely to satisfy certain of our obligations under the registration rights agreement, and we will not receive any cash proceeds from the issuance of the Exchange Notes. See “Use of Proceeds.”

Fees and Expenses	We will pay all of our expenses incident to the exchange offer.

Additional Documentation; Further Information; Assistance	Any questions or requests for assistance or additional documentation regarding the exchange offer may be directed to the exchange agent. Beneficial owners may also contact their custodian for assistance concerning the exchange offer.

THE EXCHANGE NOTES

The following summary describes the principal terms of the Exchange Notes. The terms of the Exchange Notes are identical in all material respects to the terms of the Original Notes, except that the Exchange Notes are registered under the Securities Act and will not contain restrictions on transfer, registration rights or provisions for additional interest. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more detailed description of the Exchange Notes, see “Description of the Notes.”

Issuer	Dominion Gas Holdings, LLC

Notes Offered	Up to $1,200,000,000 aggregate principal amount of our Exchange Notes consisting of:

Up to $400,000,000 aggregate principal amount of Exchange Series A Senior Notes;

Up to $400,000,000 aggregate principal amount of Exchange Series B Senior Notes; and

Up to $400,000,000 aggregate principal amount of Exchange Series C Senior Notes.

Maturity	The Exchange Series A Senior Notes will mature on November 1, 2016.

The Exchange Series B Senior Notes will mature on November 1, 2023.

The Exchange Series C Senior Notes will mature on November 1, 2043.

Interest	The interest rate on each series of the Exchange Notes shall be:

Exchange Series A Senior Notes: 1.05%

Exchange Series B Senior Notes: 3.55%

Exchange Series C Senior Notes: 4.80%

Interest Payment Dates	Interest on the Exchange Notes will be payable semi-annually in arrears on May 1 and November 1 (each, an “Interest Payment Date”), commencing on November 1, 2014.

Record Date	As long as the Exchange Notes remain in book-entry only form, the record date for each Interest Payment Date will be the close of business on the business day before the applicable Interest Payment Date. If the Exchange Notes are not in book-entry only form, the record date for each Interest Payment Date will be the close of business on the fifteenth calendar day before the applicable Interest Payment Date (whether or not a business day); however, interest payable at maturity or upon redemption or repurchase will be paid to the person to whom principal is payable. See “Description of the Notes — Interest.”

Optional Redemption	We may redeem all or any of the Exchange Series A Senior Notes at any time at the make-whole redemption price described in this prospectus, plus accrued and unpaid interest. See “Description of the Notes—Optional Redemption.”

We may redeem all or any of the Exchange Series B Senior Notes at any time prior to August 1, 2023, at the make-whole redemption price described in this prospectus and, at any time on or after August 1, 2023, at a redemption price equal to 100% of the principal amount of the Exchange Series B Senior Notes being redeemed, in each case plus accrued and unpaid interest. See “Description of the Notes — Optional Redemption.”

We may redeem all or any of the Exchange Series C Senior Notes at any time prior to May 1, 2043, at the make-whole redemption price described in this prospectus and, at any time on or after May 1, 2043, at a redemption price equal to 100% of the principal amount of the Exchange Series C Senior Notes being redeemed, in each case plus accrued and unpaid interest. See “Description of the Notes — Optional Redemption.”

Ranking	The Exchange Notes will be our senior unsecured indebtedness. Your right to payment under the Exchange Notes will be equal in right of payment with all of our existing and future senior unsecured indebtedness. If we should issue secured indebtedness in the future, as limited by the terms of an Indenture, dated as of October 1, 2013, between us and Deutsche Bank Trust Company Americas, as trustee (the “Base Indenture”), the Exchange Notes would be effectively subordinated to all such future secured indebtedness. Currently, our subsidiaries do not have any existing indebtedness that is not held by an affiliate; however, the Exchange Notes are structurally subordinated to any indebtedness of our subsidiaries. The Exchange Notes are not guaranteed by Dominion, its subsidiaries or our subsidiaries.

Certain Covenants	We will issue the Exchange Notes under the Base Indenture supplemented by the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture, each dated as of October 1, 2013 (the “Supplemental Indentures”), between us and Deutsche Bank Trust Company Americas, as trustee. The Base Indenture contains limitations on, among other things:

•	the incurrence of liens on assets to secure certain debt; and

•	certain mergers or consolidations and transfers of assets.

These covenants are subject to exceptions. See “Description of the Notes—Certain Covenants.”

Risk Factors	You should carefully consider the information set forth herein and under “Risk Factors” in deciding whether to participate in the exchange offer.

Form and Denomination	Each series of Exchange Notes will be represented by one or more global notes. The global notes will be deposited with the trustee, as custodian for DTC.

Ownership of beneficial interests in the global notes will be shown on, and transfers of such interests will be effected only through,

records maintained in book-entry form by DTC and its direct and indirect participants, including in the case of Notes sold under Regulation S, the depositaries for Clearstream Banking Luxembourg, or Euroclear Bank S.A./N.V., as operator of the Euroclear System.

The Exchange Notes will be issued in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

Absence of Public Trading Market	Each series of Exchange Notes will be a new issue of securities with no established trading market. We do not intend to apply for listing of the Exchange Notes on any national securities exchange or for quotation on any automated quotation system. Accordingly, there can be no assurance that a liquid market for the Exchange Notes of any series will develop or be maintained. See “Risk Factors.”

Governing Law	The Exchange Notes of each series, the Base Indenture and the Supplemental Indentures are governed by the laws of the State of New York.

Trustee, Paying Agent and Registrar	Deutsche Bank Trust Company Americas

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The selected historical consolidated financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 presented below has been derived from our Audited Consolidated Financial Statements included elsewhere in this prospectus. The selected historical consolidated financial data as of March 31, 2014 and for the periods ended March 31, 2014 and 2013 presented below has been derived from our Unaudited Consolidated Financial Statements included elsewhere in this prospectus. The financial statements included in this prospectus may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we operated as a standalone company during the periods presented.

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). You should read the selected historical consolidated financial data set forth below in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Audited and Unaudited Consolidated Financial Statements and notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,		Years Ended December 31,
(millions, except for ratio information)	2014(1)	2013(2)	2013(3)	2012(4)	2011	2010(5)	2009
Statement of Income Data:
Operating revenue	$569	$586	$1,937	$1,677	$1,878	$1,879	$1,844
Operating expenses(6)	304	362	1,175	927	1,322	255	1,328

Income from operations	265	224	762	750	556	1,624	516
Other income	8	11	28	37	37	37	33
Interest and related charges	6	7	28	40	44	60	61

Income from operations before income taxes	267	228	762	747	549	1,601	488
Income tax expense	103	90	301	288	207	654	189

Net income	$164	$138	$461	$459	$342	$947	$299

Balance Sheet Data:
Current assets	$947	$849	$801	$816	$778	$935	$880
Investments	109	109	106	103	105	107	103
Property, plant and equipment, net	5,795	5,477	5,819	5,483	4,796	4,171	3,810
Deferred charges and other assets	2,458	2,304	2,416	2,287	2,204	2,146	2,172

Total assets	$9,309	$8,739	$9,142	$8,689	$7,883	$7,359	$6,965

Current liabilities	$2,123	$2,501	$2,070	$2,636	$2,078	$1,790	$1,622
Long-term debt(7)	1,198	505	1,198	505	817	828	842
Deferred credits and other liabilities	2,472	2,300	2,447	2,272	1,992	1,824	1,654
Total equity	3,516	3,433	3,427	3,276	2,996	2,917	2,847
Other Financial Data:
Ratio of earnings to fixed charges(8)	30.44	21.91	18.67	12.52	9.61	22.01	7.57

(1)	2014 results include a $35 million after-tax gain on the sale of pipeline systems as discussed in Note 3 to the Unaudited Consolidated Financial Statements.
(2)	2013 results include a $14 million after-tax gain on the sale of pipeline systems as discussed in Note 3 to the Unaudited Consolidated Financial Statements.
(3)

2013 results include $58 million of after-tax gains on the sales of pipeline systems as discussed in Note 3 to the Audited Consolidated Financial Statements. Also in 2013, we recorded $33 million of after-tax impairment charges related to certain natural gas infrastructure assets, as discussed in Note 6 to the Audited Consolidated Financial Statements.
(4)	2012 results include a $110 million after-tax gain on the sale of two pipeline systems to an affiliate as discussed in Note 3 to the Audited Consolidated Financial Statements.
(5)	2010 results include a $653 million after-tax gain on the sale of substantially all of our exploration and production operations and an $18 million after-tax charge primarily reflecting severance pay and other benefits related to a workforce reduction program. Also in 2010, we recorded an $11 million increase in our income tax provision reflecting a reduction in our deferred tax assets resulting from the enactment of the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010.
(6)	Includes gains on the sales of assets of $59 million and $25 million for the three months ended March 31, 2014 and 2013, respectively. Includes gains on the sales of assets of $122 million, $176 million and $1.1 billion for the years ended December 31, 2013, 2012 and 2010, respectively.
(7)	Prior to 2013, amounts represented affiliated long-term debt.
(8)	For purposes of this ratio, earnings are determined by adding distributed income of equity investees and fixed charges (excluding interest capitalized) to income from continuing operations before income taxes after eliminating the equity in earnings or losses of equity investees. These earnings are then divided by total fixed charges. Fixed charges consist of interest charges (without reduction for allowance for funds used during construction (“AFUDC”)) on long-term and short-term debt, and the portion of rental expense that is representative of the interest factor.

RISK FACTORS

Certain risks related to our business, the Notes and the exchange offer are set forth below. You should carefully consider each of the following risks and all of the other information contained in this prospectus, including the financial statements and related notes, before deciding to participate in the exchange offer. Our business, prospects, financial condition, results of operations or cash flows could be materially and adversely affected by any of these risks.

Risks Related to our Business

The rates of our gas transmission and distribution operations are subject to regulatory review.

Revenue provided by our gas transmission and distribution operations is based primarily on rates approved by state and federal regulatory agencies. The profitability of these businesses is dependent on their ability, through the rates that they are permitted to charge, to recover costs and earn a reasonable rate of return on their capital investment. Various rates and charges assessed by our gas transmission businesses are subject to review by FERC. Pursuant to FERC’s February 2014 approval of DTI’s uncontested settlement offer, DTI’s base rates for storage and transportation services are subject to a moratorium through the end of 2016. In accordance with cost of service ratemaking, in its next general rate proceeding, DTI will be required, among other things, to support its rates by showing that they reflect recovery of its costs plus a reasonable return on its investment. In addition, the rates of East Ohio’s gas distribution business are subject to state regulatory review by the Ohio Commission. A failure by us to support these rates could result in rate decreases from current rate levels, which could adversely affect our results of operations, cash flows and financial condition.

Our infrastructure expansion plans often require regulatory approval before construction can commence. For these and other reasons, we may not complete pipeline or facility construction or other infrastructure projects that we commence, or we may complete projects on materially different terms or timing than initially anticipated, and we may not be able to achieve the intended benefits of any such project, if completed.

We have announced several pipeline or facility construction and other infrastructure projects, and we may consider additional projects in the future. Commencing construction on announced and future projects may require approvals from applicable state and federal agencies. Projects may not be able to be completed on time as a result of weather conditions, delays in obtaining or failure to obtain regulatory approvals, delays in obtaining key materials, labor difficulties, difficulties with partners or potential partners, a decline in the credit strength of our counterparties or vendors, or other factors beyond our control. Even if pipeline or facility construction and other infrastructure projects are completed, the total costs of the projects may be higher than anticipated and the performance of our business following the projects’ completion may not meet expectations. Start-up and operational issues can arise in connection with the commencement of commercial operations at our facilities, including failure to meet specific operating parameters, which may require adjustments to meet or amend these operating parameters. Additionally, we may not be able to timely and effectively integrate the projects into our operations and such integration may result in unforeseen operating difficulties or unanticipated costs. Further, regulators may disallow recovery of some of the costs of a project if they are determined not to be prudently incurred. Any of these or other factors could adversely affect our ability to realize the anticipated benefits from pipeline or facility construction and other infrastructure projects.

We are subject to complex governmental regulation, including tax regulation, that could adversely affect our results of operations and subject us to monetary penalties.

Our operations are subject to extensive federal, state and local regulation and require numerous permits, approvals and certificates from various governmental agencies. Such laws and regulations govern the terms and conditions of the services we offer, our relationships with affiliates and pipeline safety, among other matters. Our operations are also subject to legislation governing taxation at the federal, state and local levels. In addition, we must comply with environmental legislation and associated regulations. Our management believes that the necessary approvals have been obtained for existing operations and that our business is conducted in accordance with applicable laws. Our business is subject to regulatory regimes which could result in substantial monetary penalties if we are found not to be in compliance. New laws or regulations, the revision or reinterpretation of existing laws or regulations, or penalties imposed for non-compliance with existing laws or regulations may result in substantial expense to us.

We may not be able to maintain, renew or replace our existing portfolio of customer contracts successfully, or on favorable terms.

Upon contract expiration, customers may not elect to re-contract with us as a result of a variety of factors, including the amount of competition in the industry, changes in the price of natural gas, their level of satisfaction with our services, the extent to which we are able to successfully execute our business plans and the effect of the regulatory framework on customer demand. The failure to replace any such customer contracts on similar terms could result in a loss of revenue for us.

We depend on third parties to produce the natural gas we gather and process, and to provide the NGLs we separate into marketable products. A reduction in these quantities could reduce our revenues.

We obtain our supply of natural gas and NGLs from numerous third-party producers. Such producers are under no obligation to deliver a specific quantity of natural gas or NGLs to our facilities. A number of factors could reduce the volumes of natural gas and NGLs available to our pipelines and other assets. Increased regulation of energy extraction activities or a decrease in natural gas prices or the availability of drilling equipment could result in reductions in drilling for new natural gas wells, which could decrease the volumes of natural gas supplied to us. Producers could shift their production activities to regions outside our footprint. In addition, the extent of natural gas reserves and the rate of production from such reserves may be less than anticipated. If producers were to decrease the supply of natural gas or NGLs to our systems and facilities for any reason, we could experience lower revenues to the extent we are unable to replace the lost volumes on similar terms.

Our operations are subject to a number of environmental laws and regulations which impose significant compliance costs on us.

Our operations are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources, and health and safety. Compliance with these legal requirements requires us to commit significant capital toward permitting, environmental monitoring, and installation and operation of environmental control equipment. Additionally, we could be responsible for expenses relating to remediation and containment obligations, including those related to sites where we have been identified by a regulatory agency as a potentially responsible party.

Existing environmental laws and regulations may be revised and/or new laws may be adopted or become applicable to us. Additional regulation of air quality and GHG emissions under the Clean Air Act (“CAA”) may be imposed on the natural gas sector, including rules to limit methane leakage. Compliance with GHG emission reduction requirements may require the retrofit or replacement of equipment or could otherwise increase the cost to operate and maintain our facilities. In addition, we also expect additional federal water and waste regulations, including the potential further regulation of polychlorinated biphenyls (“PCBs”).

We are unable to estimate compliance costs with certainty due to our inability to predict the requirements and timing of implementation of any new environmental rules or regulations. Other factors which affect our ability to predict future environmental expenditures with certainty include our difficulty in estimating clean-up costs and quantifying liabilities under environmental laws that impose joint and several liability on all responsible parties. However, such expenditures, if material, could make our facilities uneconomical to operate, result in the impairment of assets, or otherwise adversely affect our results of operations, financial performance or liquidity.

The use of derivative instruments could result in financial losses and liquidity constraints.

We use derivative instruments, including physical and financial forwards, futures and swaps to manage commodity and financial market risks. In addition, we purchase and sell commodity-based contracts for hedging purposes. We could recognize financial losses on these contracts, including as a result of volatility in the market values of the underlying commodities, if a counterparty fails to perform under a contract or upon the failure or insolvency of a financial intermediary, exchange or clearinghouse used to enter, execute or clear these transactions. In the absence of actively-quoted market prices and pricing information from external sources, the valuation of these contracts involves our management’s judgment or use of estimates. As a result, changes in the underlying assumptions or the use of alternative valuation methods could affect the reported fair value of these contracts.

The use of derivatives to hedge future sales may limit the benefit we would otherwise receive from increases in commodity prices. These hedge arrangements may include collateral requirements that require us to deposit funds or securities or post letters of credit with counterparties, financial intermediaries or clearinghouses to cover the fair value of covered contracts in excess of agreed upon credit limits. For instance, when commodity prices rise to levels substantially higher than the levels where we have hedged future sales, we may be required to use a material portion of our available liquidity or obtain additional liquidity to cover these collateral requirements. In some circumstances, this could have a compounding effect on our financial liquidity and results of operations. In addition, the availability or security of the collateral delivered by us may be adversely affected by the failure or insolvency of a financial intermediary, exchange or clearinghouse used to enter, execute or clear these types of transactions.

Derivatives designated under hedge accounting, to the extent not fully offset by the hedged transaction, can result in ineffectiveness losses. These losses primarily result from differences between the location and/or specifications of the derivative hedging instrument and the hedged item and could adversely affect our results of operations.

Our operations in regards to these transactions are subject to multiple market risks including market liquidity, price volatility, the credit strength of our counterparties and the financial condition of the financial intermediaries, exchanges and clearinghouses used for these types of transactions. These market risks are beyond our control and could adversely affect our results of operations, liquidity and future growth.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) was enacted into law in July 2010 in an effort to improve regulation of financial markets. The Dodd-Frank Act includes provisions that will require certain over-the-counter derivatives, or swaps, to be centrally cleared and executed through an exchange or other approved trading platform. Non-financial entities that use swaps to hedge or mitigate commercial risk, often referred to as end users, can choose to exempt their hedging transactions from these clearing and exchange trading requirements. Final rules for the over-the-counter derivative-related provisions of the Dodd-Frank Act will continue to be established through the ongoing rulemaking process of the applicable regulators, including rules regarding margin requirements for non-cleared swaps. If, as a result of the rulemaking process, our derivative activities are not exempted from the clearing, exchange trading or margin requirements, we could be subject to higher costs, including from higher margin requirements, for our derivative activities. In addition, implementation of, and compliance with, the swaps provisions of the Dodd-Frank Act by our counterparties could result in increased costs related to our derivative activities.

Our operations are subject to operational hazards, equipment failures, supply chain disruptions and personnel issues which could negatively affect us.

Operation of our facilities involves risk, including the risk of potential breakdown or failure of equipment or processes due to aging infrastructure, pipeline integrity, fuel supply or transportation disruptions, accidents, labor disputes or work stoppages by employees, acts of terrorism or sabotage, construction delays or cost overruns, shortages of or delays in obtaining equipment, material and labor, operational restrictions resulting from environmental limitations and governmental interventions, and performance below expected levels. Our business is dependent upon sophisticated information technology systems and network infrastructure, the failure of which could prevent us from accomplishing critical business functions. In addition, weather-related incidents, earthquakes and other natural disasters can disrupt operation of our facilities. Because our pipelines and other facilities are interconnected with those of third parties, the operation of our pipelines and facilities could be adversely affected by unexpected or uncontrollable events occurring on the systems of such third parties.

Unplanned outages of our facilities and extensions of scheduled outages due to mechanical failures or other problems occur from time to time and are inherent risks of our business. Unplanned outages typically increase our operation and maintenance expenses and may reduce our revenues as a result of selling fewer services or incurring increased rate credits to customers. If we are unable to perform our contractual obligations, penalties or liability for damages could result.

In addition, there are many risks associated with the transportation, storage and processing of natural gas and NGLs, including fires, explosions, uncontrolled releases of natural gas and other environmental hazards, and the collision of third party equipment with our pipelines. Such incidents could result in loss of human life or injuries among our employees, customers or the public in general, environmental pollution, damage or destruction of our facilities or business interruptions and associated public or employee safety impacts, loss of revenues, increased liabilities, heightened regulatory scrutiny and reputational risk.

Our results of operations can be affected by changes in the weather.

Severe weather, including hurricanes, floods and winter storms, can be destructive, causing outages, production delays and property damage that require incurring additional expenses. Furthermore, our operations could be adversely affected and our physical plant placed at greater risk of damage should changes in global climate produce, among other possible conditions, unusual variations in temperature and weather patterns, resulting in more intense, frequent and extreme weather events, or abnormal levels of precipitation.

Exposure to counterparty performance and credit risk may adversely affect our financial results of operations.

We are exposed to credit risks of our counterparties and the risk that one or more counterparties may fail or delay the performance of their contractual obligations, including, but not limited to, payment for services. Counterparties could fail or delay the performance of their contractual obligations for a number of reasons, including the effect of regulations on their operations. In addition, in an economic downturn, individual customers of East Ohio may have increased amounts of bad debt. While rate riders have been obtained so that those losses will, for the most part, be recovered by future rates, such recovery will be over a period of time, while the cost is incurred earlier by us. Defaults by customers, suppliers or other third parties may adversely affect our financial results.

Market performance and other changes may decrease the value of benefit plan assets or increase our liabilities, which could then require significant additional funding.

The performance of the capital markets affects the value of the assets that are held in trusts to satisfy future obligations under our pension and other postretirement benefit plans. We have significant obligations in these areas and the trusts hold significant assets. These assets are subject to market fluctuation and will yield uncertain returns, which may fall below expected return rates.

A decline in the market value of the assets held in trusts to satisfy future obligations under our pension and other postretirement benefit plans may increase the funding requirements under such plans. Additionally, changes in interest rates will affect the liabilities under our pension and other postretirement benefit plans; as interest rates decrease, the liabilities increase, potentially requiring additional funding. Further, changes in demographics, including increased numbers of retirements or changes in life expectancy assumptions, may also increase the funding requirements of the obligations related to the pension and other postretirement benefit plans. If the benefit plan assets are negatively impacted by market fluctuations or other factors, our results of operations, financial condition and/or cash flows could be negatively affected.

Changing rating agency requirements could negatively affect our growth and business strategy.

In order to maintain appropriate credit ratings to obtain needed credit at a reasonable cost in light of existing or future rating agency requirements, we may find it necessary to take steps or change our business plans in ways that may adversely affect our growth and earnings. A reduction in our credit ratings could result in an increase in our borrowing costs, our loss of access to certain markets, or both, thus adversely affecting our operating results and could require us to post additional collateral in connection with some of our price risk management activities.

An inability to access financial markets could adversely affect the execution of our business plans.

We rely on access to longer-term capital markets as a significant source of funding and liquidity for capital expenditures, normal working capital and collateral requirements related to hedges of future sales and purchases of energy-related commodities. Deterioration in our creditworthiness, as evaluated by credit rating agencies or otherwise, or declines in market reputation either for us or our industry in general, or general financial market disruptions outside of our control could increase our cost of borrowing or restrict our ability to access one or more financial markets. Further market disruptions could stem from delays in the current economic recovery, the bankruptcy of an unrelated company, general market disruption due to general credit market or political events, or the failure of financial institutions on which we rely. Increased costs and restrictions on our ability to access financial markets may be severe enough to affect our ability to execute our business plans as scheduled.

We depend on an intercompany credit agreement with Dominion and certain bank syndicated credit facilities available to Dominion and us for short-term borrowings to meet working capital needs. If Dominion’s short-term funding resources, which include the commercial paper market and its syndicated bank credit facilities, become unavailable to Dominion, our access to short-term funding could also be in jeopardy.

We rely on an intercompany revolving credit agreement with Dominion to provide us, and our subsidiaries, with short-term borrowings to meet working capital and other cash needs. Dominion relies, in part, on the issuance of commercial paper in the short-term money markets to fund advances it makes to us under the intercompany revolving credit agreement. The issuance of commercial paper by Dominion is supported by its access to two bank syndicated revolving credit facilities. One is a $4.0 billion facility, under which Dominion, Virginia Electric and Power Company (“Virginia Power”) and we are borrowers, and the other is a $500 million facility, under which Dominion, Virginia Power and we are borrowers. In addition, these facilities could be drawn upon either by us directly or by Dominion to fund borrowing requests by us under the intercompany revolving credit agreement.

In the event of a default under the bank syndicated credit facilities by either Dominion or Virginia Power, Dominion could lose access to these facilities. In such an event, Dominion may not be able to rely on either the commercial paper market or the bank facility for its own short-term funding, and thus may not be able to fund a request by us under the intercompany revolving credit agreement.

Potential changes in accounting practices may adversely affect our financial results.

We cannot predict the impact that future changes in accounting standards or practices may have on public companies in general, the energy industry or our operations. New accounting standards could be issued that could change the way we record revenues, expenses, assets and liabilities. These changes in accounting standards could adversely affect our earnings or could increase our liabilities.

War, acts and threats of terrorism, natural disasters and other significant events could adversely affect our operations.

We cannot predict the impact that any future terrorist attacks may have on the energy industry in general or on our business in particular. Any retaliatory military strikes or sustained military campaign may affect our operations in unpredictable ways, such as changes in insurance markets and disruptions of fuel supplies and markets. In addition, our infrastructure facilities could be direct targets of, or indirect casualties of, an act of terror. Furthermore, the physical compromise of our facilities could adversely affect our ability to manage these facilities effectively. Instability in financial markets as a result of terrorism, war, natural disasters, pandemic, credit crises, recession or other factors could result in a significant decline in the U.S. economy and increase the cost of insurance coverage, which could negatively impact our results of operations and financial condition.

Hostile cyber intrusions could severely impair our operations, lead to the disclosure of confidential information, damage our reputation and otherwise have an adverse effect on our business.

We own assets deemed as critical infrastructure by FERC, the operation of which is dependent on information technology systems. Further, the computer systems that run our facilities are not completely isolated from external networks. Parties that wish to disrupt the U.S. gas transmission or distribution system or our operations could view our computer systems, software or networks as attractive targets for a cyber attack. In addition, our business requires that we collect and maintain sensitive customer data and confidential employee information, which may be subject to electronic theft or loss.

A successful cyber attack on the systems that control our gas transmission or distribution assets could severely disrupt business operations, preventing us from serving customers or collecting revenues. The breach of certain of our business systems could affect our ability to correctly record, process and report financial information. A major cyber incident could result in significant expenses to investigate and repair security breaches or system damage and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny and damage to our reputation. In addition, the misappropriation, corruption or loss of personally identifiable information and other confidential data could lead to significant breach notification expenses and mitigation expenses such as credit monitoring. We maintain property and casualty insurance that may cover certain damage caused by potential cyber incidents; however, other damage and claims arising from such incidents may not be covered or may exceed the amount of any insurance available. For these reasons, a significant cyber incident could materially and adversely affect our business, financial condition and results of operations.

Failure to retain and attract key executive officers and other skilled professional and technical employees could have an adverse effect on our operations.

Our business strategy is dependent on our ability to recruit, retain and motivate employees. Our key executive officers are our chief executive officer, chief financial officer and president and those responsible for financial, operational, legal, regulatory and accounting functions. Competition for skilled management employees in these areas of our business operations is high. In addition, demand for skilled professional and technical employees in gas transmission, storage, gathering, processing and distribution and in design and construction is high in light of growth in demand for natural gas, increased supply of natural gas as a result of developments in gas production, increased infrastructure projects, increased risk in certain areas of our business, such as cybersecurity, and increased regulation of these activities. Our inability to retain and attract these employees could adversely affect our business and future operating results. An aging workforce in the energy industry also necessitates recruiting, retaining and developing the next generation of leadership.

Risks Related to the Notes

We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets, which may affect our ability to make payments on the Notes.

We have a holding company structure, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the ownership interests in these subsidiaries. As a result, our ability to make required payments on the Notes depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, applicable state corporate laws and other laws and regulations, including, with respect to East Ohio, Ohio public utility laws that may prohibit any public service company from declaring or paying a dividend to an affiliate if found to be detrimental to the public interest. An inability by our subsidiaries to make distributions to us could materially and adversely affect our ability to pay interest on, and the principal of, the Notes.

The Base Indenture and the Supplemental Indentures relating to the Notes do not restrict the amount of additional debt that we or our subsidiaries may incur.

As of March 31, 2014, we had outstanding indebtedness of $1.2 billion all of which is long-term debt, representing approximately 20% of our total capitalization. The Base Indenture and the Supplemental Indentures under which the Notes are issued do not place any limitation on the amount of debt securities that may be issued under the Base Indenture or the amount of other unsecured debt or securities that we or any of our subsidiaries may issue or otherwise incur. Our incurrence of additional debt may have important consequences for you as a holder of the Notes, including making it more difficult for us to satisfy our obligations with respect to the Notes, a loss in the market value of your Notes and a risk that the credit rating of the Notes is lowered or withdrawn.

The Notes are structurally subordinated to liabilities and indebtedness of our subsidiaries and effectively subordinated to any of our secured indebtedness to the extent of the assets securing such indebtedness.

The Notes are not guaranteed by our subsidiaries and our subsidiaries are generally not prohibited under the Base Indenture from incurring additional indebtedness. As a result, holders of the Notes are structurally subordinated to claims of third party creditors, including holders of indebtedness, if any, of these subsidiaries. Claims of those other creditors, including trade creditors, secured creditors, governmental authorities, and holders of indebtedness or guarantees issued by the subsidiaries, will generally have priority as to the assets of the subsidiaries over claims by the holders of the Notes. As a result, rights of payment of holders of our indebtedness, including the holders of the Notes, are structurally subordinated to all those claims of creditors of our subsidiaries.

We currently have no secured indebtedness outstanding, but holders of any secured indebtedness that we may incur in the future would have claims with respect to our assets constituting collateral for such indebtedness that are effectively prior to your claims under the Notes. Our ability to incur secured indebtedness in the future is restricted by the terms and conditions of the Base Indenture. In the event of a default on such secured indebtedness or our bankruptcy, liquidation or reorganization, those assets would be available to satisfy obligations with respect to the indebtedness secured thereby before any payment could be made on the Notes. Accordingly, any such secured indebtedness would effectively be senior to the Notes to the extent of the value of the collateral securing the indebtedness. While the Base Indenture governing the Notes places some limitations on our ability to create liens on our existing assets, there are significant exceptions to these limitations, as well as exceptions for liens on newly acquired assets, that will allow us to secure some kinds of indebtedness without equally and ratably securing the Notes. To the extent the value of the collateral is not sufficient to satisfy the secured indebtedness, the holders of that indebtedness would be entitled to share with the holders of the Notes and the holders of other claims against us with respect to our other assets. Holders of the Notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the Notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the Notes. As a result, holders of Notes may receive less, ratably, than holders of secured indebtedness.

Our Board of Directors has broad discretion to determine that a property is not a principal property and therefore not subject to the certain limitations on liens covenant in the Base Indenture.

The Base Indenture governing the Notes includes a covenant that limits our ability and the ability of our subsidiaries to create or permit to exist mortgages on and other liens with respect to our principal properties. The Base Indenture provides that principal property means any of our plants or facilities located in the United States that in the good faith opinion of our Board of Directors or management is of material importance to the business conducted by us and our consolidated subsidiaries taken as a whole. Although it has not yet done so, under the terms of the Base Indenture, our Board of Directors and management may determine from time to time after the issuance of the Notes that some of our property is not a principal property and therefore such property is not subject to the covenant in the Base Indenture. At this time, neither we nor any of our subsidiaries have any property that has been determined to be a principal property under the Base Indenture.

Our credit ratings may not reflect all risks of your investment in the Notes; changes in our credit ratings may adversely affect the value of the Notes.

Any credit ratings assigned or that will be assigned to the Notes are limited in scope, and do not address all material risks relating to an investment in the Notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the applicable rating agencies, if, in such rating agency’s judgment, circumstances so warrant. Agency credit ratings are not a recommendation to buy, sell or hold any security. Each agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the Notes and increase our corporate borrowing costs.

Risks Related to the Exchange Offer

Your ability to transfer the Exchange Notes may be limited by the absence of a trading market.

Each series of the Exchange Notes is a new issue of securities with no established trading market. We do not intend to apply for listing of the Exchange Notes on any national securities exchange or for quotation on any automated quotation system. No assurance can be given as to the development, maintenance or liquidity of a trading market for the Exchange Notes. If an active trading market for the Exchange Notes does not develop, the market prices and liquidity of the Exchange Notes may be adversely affected. If the Exchange Notes are traded, they may trade at a discount, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors. To the extent that an active trading market for the Exchange Notes does not develop, the liquidity and trading prices for the Exchange Notes may be harmed. Thus, you may not be able to liquidate your investment rapidly, and your lenders may not readily accept the Exchange Notes as collateral for loans.

Future trading prices of the Exchange Notes will depend on many factors, including but not limited to:

•	our operating performance and financial condition;

•	the interest of the securities dealers in making a market in the Exchange Notes; and

•	the market for similar securities.

If you do not properly tender your Original Notes, you will continue to hold unregistered notes and your ability to transfer those Original Notes will be adversely affected.

If you do not exchange your Original Notes for Exchange Notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your Original Notes described in the legend on your Original Notes. In general, you may only offer or sell the Original Notes if they are registered under the Securities Act and applicable state securities laws or if they are offered and sold under an exemption from those requirements. Except in connection with this exchange offer or as otherwise required by the registration rights agreement, we do not intend to register resales of the Original Notes under the Securities Act. For more information regarding the consequences of not tendering your Original Notes in the exchange offer, see “The Exchange Offer—Consequences of Failure to Exchange.”

We will only issue Exchange Notes in exchange for Original Notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of your Original Notes and other required documents to the exchange agent and you should carefully follow the instructions on how to tender your Original Notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of Original Notes. We may waive any such defects or irregularities, but we are not required to do so and may not do so.

The trading market for Original Notes could be limited following the exchange offer, which will make it difficult for you to sell or otherwise transfer Original Notes and thereby result in a decrease in the value of the Original Notes.

There is a risk that an active trading market in the Original Notes will not exist, develop or be maintained following the exchange offer. In addition, any trading market for Original Notes could become significantly more limited after the exchange offer as a result of the anticipated reduction in the amount of Original Notes outstanding. Therefore, if your Original Notes are not exchanged for Exchanged Notes in the exchange offer, it may become more difficult for you to sell or otherwise transfer your Original Notes. This reduction in liquidity may in turn reduce the market price, and increase the price volatility, of the Original Notes.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the sale of the Original Notes in a private placement transaction. We will not receive any cash proceeds from the issuance of the Exchange Notes and have agreed to pay the expenses of the exchange offer. In consideration for issuing the Exchange Notes, we will receive in exchange Original Notes in like principal amounts. The forms and terms of the Exchange Notes are identical in all material respects to the forms and terms of the Original Notes, except for certain transfer restrictions, registration rights and provisions for additional interest applicable to the Original Notes. The Original Notes surrendered in exchange for the Exchange Notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the Exchange Notes will not result in any change in our outstanding indebtedness.

CAPITALIZATION

The following table shows our capitalization on a consolidated basis as of March 31, 2014 and December 31, 2013. The table is derived from, and should be read together with, the Audited and Unaudited Consolidated Financial Statements and accompanying notes. You should also read this table in conjunction with “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The issuance of the Exchange Notes will not result in any change in our capitalization.

	March 31, 2014	December 31, 2013
(in millions)
Short-term debt:
Affiliated securities due within one year	$—	$—
Affiliated current borrowings	1,326	1,342

Total short-term debt	1,326	1,342
Long-term debt:
Long-term debt	1,198	1,198
Affiliated long-term debt	—	—

Total long-term debt	1,198	1,198
Total equity	3,516	3,427

Total capitalization	$6,040	$5,967

BUSINESS

Overview

Dominion Gas, a holding company formed in September 2013, is a wholly-owned subsidiary of Dominion, one of the nation’s largest producers and transporters of energy. Our subsidiaries conduct business activities through an interstate natural gas transmission pipeline system and storage facilities, a local natural gas distribution network and natural gas gathering, processing and treatment facilities. Our business activities are carried out through our primary subsidiaries, East Ohio and DTI. Through our Dominion Iroquois, Inc. subsidiary, we also hold a 24.72% general partnership interest in Iroquois, which we do not operate. We previously disclosed that Dominion planned to seek regulatory approval to transfer the direct ownership of its subsidiary Hope Gas, Inc. to us. However, such a transfer is no longer intended.

In the past five years, we have had no significant acquisitions. Our significant divestitures since 2009 were:

•	In March 2014, we sold the Northern System (approximately 131 miles of natural gas pipeline in Ohio) to an affiliate for approximately $84 million, consisting of $17 million in cash proceeds and extinguishment of affiliated current borrowings of $67 million;

•	In December 2013, we closed on agreements with two natural gas producers to convey approximately 100,000 acres of Marcellus Shale development rights underneath several of our natural gas storage fields. The agreements provide for payments to us, subject to customary adjustments, of approximately $200 million over a period of nine years, and overriding royalty interest in gas produced from that acreage;

•	In September 2013, we sold Line TL-388 (a 37-mile gas gathering pipeline in Ohio) to Blue Racer for approximately $78 million in cash proceeds;

•	In December 2012, we sold two pipeline systems to an affiliate for consideration of $248 million, consisting of $61 million in cash proceeds and extinguishment of affiliated long-term debt of $187 million; and

•	In April 2010, Dominion completed the sale of substantially all of its Appalachian exploration and production operations, including its rights to associated Marcellus acreage, to a subsidiary of CONSOL for approximately $3.5 billion. For us, the transaction generated proceeds of approximately $1.2 billion which were distributed back to Dominion.

East Ohio

East Ohio is a regulated natural gas distribution company that has been in business since 1898 and that delivers natural gas to approximately 1.2 million residential, commercial and industrial gas sales and transportation customers. East Ohio’s service territory covers 450 communities, including Cleveland, Akron, Canton and Youngstown and other eastern and western Ohio communities. East Ohio operates more than 21,700 miles of transmission, distribution and gathering pipelines, exclusive of service lines, and 171 bcf of underground natural gas total designed storage capacity. In 2013, East Ohio received 73% of its operating revenue from transportation and 27% of its operating revenue from residential, commercial, industrial and other sales.

Revenue provided by East Ohio’s gas distribution operations is based primarily on rates established by the Ohio Commission. The profitability of these businesses is dependent on East Ohio’s ability, through the rates it is permitted to charge, to recover costs and earn a reasonable return on its capital investments. Variability in earnings results from operating and maintenance expenditures, as well as changes in rates and the demand for services, which are dependent on weather, changes in commodity prices and the economy.

East Ohio utilizes a straight-fixed-variable rate design for a majority of its customers. Under this rate design, East Ohio recovers a larger portion of its fixed operating costs through a flat monthly charge accompanied by a reduced volumetric base delivery rate. Accordingly, East Ohio’s revenue is less impacted by weather-related fluctuations in natural gas consumption than under the traditional rate design.

DTI

DTI is an interstate natural gas transmission pipeline company with operations dating from 1898 serving a broad mix of customers such as local gas distribution companies, interstate and intrastate pipelines, electric power generators, and natural gas producers. DTI operates one of the largest underground natural gas storage systems in the United States with links to its own system and to other major pipelines serving markets in the Midwest, mid-Atlantic and Northeast including Dominion’s Cove Point pipeline. DTI’s key services include the transmission and storage of natural gas in interstate commerce in Pennsylvania, Ohio, West Virginia, Virginia, Maryland and New York, and the gathering and processing of natural gas primarily in West Virginia and Pennsylvania.

Revenue provided by DTI’s regulated gas transmission and storage operations is based primarily on rates established by FERC. Additionally, DTI receives revenue from firm fee-based long-term contractual arrangements, including negotiated rates, for certain gas transportation and gas storage services. DTI’s transportation contracts have an average tenor of 13 years, and storage contracts have an average tenor of 20 years when executed (based on a simple average).

Revenue from extraction and fractionation operations largely results from the sale of commodities at market prices. For DTI’s extraction and processing plants, it purchases the wet gas product from producers and retains some or all of the extracted NGLs as compensation for its services. This exposes DTI to commodity price risk for the value of the spread between the NGL products and natural gas. In addition, DTI faces volumetric risk since gas deliveries to DTI’s facilities are not under long-term contracts. Variability in earnings largely results from changes in the quantities of natural gas and NGLs supplied to DTI’s facilities and commodity prices.

Dominion Iroquois

Dominion Iroquois holds a 24.72% general partnership interest in Iroquois. Iroquois is an interstate natural gas pipeline, which provides service to local gas distribution companies, electric utilities and electric power generators, as well as marketers and other end users, directly or indirectly, through interconnecting pipelines and exchanges. Iroquois was originally constructed in 1991 and extends from the United States-Canadian border at Waddington, New York, through the state of Connecticut to South Commack, Long Island, New York and to Hunts Point, Bronx, New York. Dominion Iroquois does not operate Iroquois. For a map showing Iroquois’ location, see “Summary—Dominion Gas Holdings, LLC—Our Subsidiaries—Dominion Iroquois.”

Operating and Corporate Segment

We manage our daily operations through one primary operating segment: Dominion Energy, consisting of natural gas transmission, storage, gathering, processing and distribution. While daily operations are managed through the operating segment, assets remain wholly-owned by Dominion Gas and its respective legal subsidiaries. We also report a Corporate and Other segment that primarily includes specific items attributable to our operating segment that are not included in profit measures evaluated by executive management in assessing the segment’s performance and the effect of certain items recorded at Dominion Gas as a result of the recognition of Dominion’s basis in the net assets contributed.

For additional financial information on the operating segment, see Note 21 to the Audited Consolidated Financial Statements and Note 17 to the Unaudited Consolidated Financial Statements. For additional information on operating revenue related to Dominion Gas’ principal services, see Notes 2 and 4 to the Audited Consolidated Financial Statements and Note 4 to the Unaudited Consolidated Financial Statements.

Executive and Other Offices

Our principal executive offices are located at 120 Tredegar Street, Richmond, Virginia 23219, which is owned by Dominion. Our primary subsidiaries own their principal operating offices, which are located in Clarksburg, West Virginia and in Cleveland, Ohio. Our subsidiaries also own and lease corporate offices and operating locations in other cities in which they operate. We do not consider any of our subsidiaries’ office locations to be material. For information about the location of our operating assets, including maps, and our related property interests, see “Summary—Dominion Gas Holdings, LLC—Our Subsidiaries” and “Assets, Properties and Services” below.

Assets, Properties and Services

Interstate Transmission and Storage

We have approximately 4,400 miles of gas transmission and storage pipelines located in the states of Maryland, New York, Ohio, Pennsylvania, Virginia and West Virginia. We also operate 20 underground gas storage fields located in New York, Ohio, Pennsylvania and West Virginia, with almost 2,000 storage wells and approximately 349,000 thousand acres of operated leaseholds. These assets are a combination of real property interests that are owned in fee, leased or accessed under long-term easements and equipment, improvements and other personal property located on the real property interests. For additional information about these properties and maps showing their location, see “Summary—Dominion Gas Holdings, LLC—Our Subsidiaries—DTI.”

The total designed capacity of the underground storage fields operated by us is approximately 947 bcf. Certain storage fields are jointly-owned and operated by us. The capacity of those fields owned by our partners totals about 242 bcf. We have 138 compressor stations with more than 812,000 installed compressor horsepower.

Our pipeline system is connected to pipeline systems operated by multiple third party interstate pipeline companies, significant conventional production and also major shale formations: the Marcellus Shale in Pennsylvania and the Utica Shale in Ohio and Pennsylvania.

Our large underground natural gas storage network and the location of our pipeline system provide a significant link between the country’s major interstate gas pipelines and large markets in the Northeast and mid-Atlantic regions. Our pipelines are part of an interconnected gas transmission system, which provides access to supplies nationwide for local distribution companies, marketers, power generators and industrial and commercial customers.

Our underground storage facilities play an important part in balancing gas supply with consumer demand and are essential to serving the Northeast, mid-Atlantic and Midwest regions. Storage capacity permits our customers to place gas into storage during summer and other off-peak periods and to access it for delivery when demand is higher. In addition, storage capacity is an important element in the effective management of both gas supply and pipeline transmission capacity. We also operate substantial natural gas storage assets on behalf of interstate natural gas pipeline company partners (e.g., at Ellisburg, the Leidy/Tamarack complex, and Oakford, all located in Pennsylvania).

For additional information about recent pipeline and storage projects, see “Recent Capital Projects,” “Ongoing Capital Projects,” and “Future Capital Projects” below.

Gas Distribution

Our gas distribution network is located in Ohio. This network involves approximately 18,800 miles of pipe, exclusive of service lines, and includes distribution mains, mains-to-curb interconnections, and associated measurements and regulations facilities. For additional information about the communities serviced by this network and a related map, see “Summary—Dominion Gas Holdings, LLC—Our Subsidiaries—East Ohio.” The distribution network is supplied through connections with nine interstate natural gas pipeline companies, as well as substantial local production throughout the state of Ohio. The distribution network is also supported by three storage fields located in Ohio and operated by us that are designed to ensure market needs are met at times of peak demand.

Gas Gathering and Processing

Our gas transmission and pipeline and storage business includes our gas gathering and extraction services. We gather local production primarily in Ohio, West Virginia and Pennsylvania and have approximately 3,300 miles of gathering pipeline. These natural gas gathering operations include both dry natural gas, suitable for delivery into transmission, storage and distribution networks, and wet natural gas, which is gathered for subsequent delivery into processing facilities. We own and operate five processing plants, one with fractionation operations, located in West Virginia. DTI retains natural gas in lieu of a fee, and gives customers methane in exchange for their NGLs at the plant outlet. Since 2012, DTI has also maintained fee-based processing arrangements under its negotiated rate authority.

We are also a producer and supplier of NGLs. To that end, we own and operate gas processing and fractionation facilities in West Virginia with a total processing capacity of 280,000 million cubic feet per day of natural gas. Our Hastings plant located in Wetzel County, West Virginia is the largest plant and is capable of processing over 180,000 million cubic feet of natural gas. Hastings can also fractionate 580,000 gallons per day of NGLs. Fractionation separates various NGLs (such as butane, propane, isobutane and natural gasoline) from the natural gas stream; these components are delivered to markets through pipeline, rail, barge and truck interconnections. Our NGL operations at Hastings have storage capacity of 1,226,500 gallons of propane, 109,000 gallons of isobutane, 442,000 gallons of butane, 2,000,000 gallons of natural gasoline, and 1,012,500 gallons of mixed NGLs.

Property Rights

Dominion Gas typically secures an easement for a right-of-way from the surface owner in order to install pipelines, and typically obtains the right to store natural gas underground by easements or leases. For these purposes, Dominion Gas rarely purchases surface rights or a fee interest in property. However, Dominion Gas usually does purchase surface rights (or a fee interest) in order to construct compressor stations or other above-ground facilities.

Customers

Our principal transmission and storage customers are utilities, power plants or other end users, marketers, other interstate pipeline companies and natural gas producers in the Northeast, mid-Atlantic and Midwest. Services are provided under the terms and conditions of DTI’s tariff, as approved by FERC. We have established a diverse customer base and a balanced portfolio of contract tenors, ranging from less than one year to twenty years. Since 1992 when FERC began to require pipelines to unbundle sales services from transportation services, we have laddered our contract expiration dates over time. We have a strong track record of renewal for customer contracts for all aspects of our firm service offerings demonstrated by the fact that contracts for 46% of transportation capacity and 82% of storage capacity have been in place for ten years or more.

We serve 1.2 million distribution customers, which are a combination of residential, commercial and industrial customer classes. These customers are served under terms and conditions of East Ohio’s tariff, as authorized by the Ohio Commission. East Ohio also offers transmission and storage services to some of these customers, and to the natural gas marketers that supply the natural gas commodity to support East Ohio’s distribution services.

Recent Capital Projects

Sabinsville-to-Morrisville Project

In March 2013, FERC approved DTI’s $17 million Sabinsville-to-Morrisville project, a pipeline to move additional Marcellus supplies from a Tennessee Gas Pipeline Company (“TGP”) pipeline in northeast

Pennsylvania to its line in upstate New York. DTI previously executed a binding precedent agreement with TGP in October 2010 to provide this firm transportation service up to 92,000 dekatherms per day for a 14-year term. Construction commenced in the second quarter of 2013 and the project was placed in service in November 2013.

Tioga Area Expansion Project

In March 2013, DTI received FERC approval for its $67 million Tioga Area Expansion Project, which is designed to provide approximately 270,000 dekatherms per day of firm transportation service from supply interconnects in Tioga and Potter Counties in Pennsylvania to DTI’s interconnect with Texas Eastern Transmission, LP in Greene County, Pennsylvania (“Crayne Interconnect”) and the Leidy interconnect with Transcontinental Gas Pipe Line Company in Clinton County, Pennsylvania. Two customers have contracted for the service under 15-year terms. Construction commenced in the second quarter of 2013 and the project was placed in service in November 2013.

Ellisburg-to-Craigs Project

In November 2012, DTI completed the $46 million Ellisburg-to-Craigs Project. The project’s capacity of 150,000 dekatherms per day is leased by TGP to move Marcellus Shale natural gas supplies from TGP’s 300 Line pipeline system in northern Pennsylvania to its 200 Line pipeline system in upstate New York.

Northeast Expansion Project

In November 2012, DTI completed the $97 million Northeast Expansion Project. The project provides 200,000 dekatherms per day of firm transportation services for CNX Gas Company, LLC’s and Noble Energy, Inc.’s Marcellus Shale natural gas production from various receipt points in central and southwestern Pennsylvania to a nexus of market pipelines and storage facilities in Leidy, Pennsylvania.

Appalachian Gateway Project

In September 2012, DTI completed the $575 million Appalachian Gateway Project. The project provides 484,000 dekatherms per day of firm transportation services for new Appalachian gas supplies in West Virginia and southwestern Pennsylvania to an interconnection with Texas Eastern Transmission, LP at Oakford, Pennsylvania.

Automated Meter Reading

In 2012, East Ohio completed the installation of electronic meters for all active residential customer accounts. These devices enable East Ohio to provide customers with actual meter readings on a monthly basis, rather than utilizing estimated consumption data. Although the installation process has been completed, East Ohio will continue to collect costs associated with automated meter reading (“AMR”) program capital investments through an individual rider until the capital investment and costs are included in its next general rate proceeding.

Gathering Enhancement Project

In 2012, DTI completed the Gathering Enhancement Project, a $200 million expansion of its natural gas gathering, processing and liquids facilities in West Virginia. The project is designed to increase the efficiency and reduce high pressures in its gathering system, thus increasing the amount of natural gas local producers can move through DTI’s West Virginia system.

Ongoing Capital Projects

Pipeline Infrastructure Replacement Program

East Ohio launched its PIR program in mid-2008. The program involves replacement of approximately 4,100 miles of East Ohio’s 22,000-mile pipeline system. Most of the pipeline to be replaced was installed in the first half of the 1900s. In 2012, the Ohio Commission authorized East Ohio to increase annual PIR spending to $160 million. The Ohio Commission also authorized recovery of the associated revenue requirement from customers through a PIR Cost Recovery Charge, which is adjusted annually to incorporate each year’s investment. Dominion Gas plans to invest an estimated $2.7 billion over the planned 25-year span of the project.

Future Capital Projects

Lebanon West II Project

In the first quarter of 2014, DTI executed a binding precedent agreement for the Lebanon West II Project. The project is expected to cost approximately $112 million and provide 130,000 dekatherms per day of firm transportation service from Butler County, Pennsylvania to an interconnect with Texas Gas Pipeline in Lebanon, Ohio. In 2014, DTI expects to file an application to request FERC authorization to construct and operate the project facilities, which are expected to be in service in the fourth quarter of 2016.

Clarington Project

In October 2013, DTI executed a binding precedent agreement with CNX Gas Company, LLC for the Clarington Project. The project is expected to cost approximately $78 million and provide 250,000 dekatherms per day of firm transportation service from central West Virginia to Clarington, Ohio. In June 2014, DTI filed an application to request FERC authorization to construct and operate the project facilities, which are expected to be in service in the fourth quarter of 2016.

Natrium to Market Project

In September 2013, DTI received FERC authorization to construct the $42 million Natrium-to-Market project. The project is designed to provide 185,000 dekatherms per day of firm transportation from an interconnect between DTI and the Natrium facility to the Crayne Interconnect. Four customers have entered into binding precedent agreements for the full project capacity under 8-year and 13-year terms. The project is anticipated to be in service in the fourth quarter of 2014.

New Market Project

In September 2013, DTI executed binding precedent agreements with several local distribution company customers for the New Market Project. The project is expected to cost approximately $159 million and provide 112,000 dekatherms per day of firm transportation service from Leidy, Pennsylvania to interconnects with Iroquois and Niagara Mohawk Power Corporation’s distribution system in the Albany, New York market. In June 2014, DTI filed an application to request FERC authorization to construct and operate the project facilities, which are expected to be in service in the fourth quarter of 2016.

Western Access Project

In July 2013, East Ohio signed long-term precedent agreements with two customers to move processed gas of 300,000 dekatherms per day from the outlet of new gas processing facilities in Ohio to interconnections with multiple interstate pipelines. The Western Access Project, which would provide system enhancements to facilitate the movement of processed gas over East Ohio’s system, is expected to be completed by the fourth quarter of 2014 and cost approximately $90 million.

Allegheny Storage Project

In December 2012, DTI received FERC authorization for the Allegheny Storage Project, which is expected to provide approximately 7.5 bcf of incremental storage service and 125,000 dekatherms per day of associated year-round firm transportation service to three local distribution companies under 15-year contracts. Storage capacity for the project will be provided from storage pool enhancements at DTI and capacity leased from East Ohio. DTI intends to construct additional compression facilities and upgrade measurement and regulation in order to provide 115,000 dekatherms per day of transportation service. The remaining 10,000 dekatherms per day of transportation service will not require construction of additional facilities. The $112 million project is expected to be placed into service in the fourth quarter of 2014.

Competition

We compete with similar service providers for our transmission, storage, gathering and processing services, and to a lesser degree we also compete for service in our natural gas distribution markets. Our competitive landscape is increasing, as pipeline companies adapt their facilities and services to handle substantial new production from the Marcellus and Utica shales. We believe that our well-located infrastructure is a competitive strength when we seek to serve new shale participants through flexible services and strategic enhancements. We are also pursuing market opportunities created through environmental regulation that favors utilization of natural gas for power generation, and through the improved economics of natural gas for industrial use in the regions that we serve.

Our gas transmission operations compete with domestic and Canadian pipeline companies. We also compete with gas marketers seeking to provide or arrange transportation, storage and other services, whether through independent contracting or capacity release mechanisms. Alternative energy sources, such as oil or coal, provide another level of competition. Although competition is based primarily on price, the array of services that can be provided to customers is also an important factor. The combination of capacity rights held on certain long-line pipelines, a large storage capability and the availability of numerous receipt and delivery points along our own pipeline system enable us to tailor our services to meet the needs of individual customers.

Our extraction and fractionation operations face competition in obtaining natural gas supplies for our processing and related services. Numerous factors impact any given customer’s choice of processing services provider, including the location of the facilities, efficiency and reliability of operations, and the pricing arrangements offered.

We experience some retail competition in the state of Ohio, where we have gas distribution operations. In Ohio, there has been no legislation enacted to require supplier choice for residential natural gas consumers. However, East Ohio has offered an Energy Choice program to residential and commercial customers since October 2000. At March 31, 2014, approximately 1.1 million of East Ohio’s 1.2 million customers were participating in this Energy Choice Program. In April 2013, with Ohio Commission approval, East Ohio began to fully exit the merchant function for its nonresidential customers, by requiring those customers to choose a retail supplier or be assigned to one at a monthly variable rate set by the supplier. See “—Regulation-State Regulations” for additional information.

Sources of Energy Supply

The vast majority of the natural gas supply to East Ohio’s distribution system is provided by third party marketers under East Ohio’s Energy Choice program. East Ohio’s natural gas supply for its distribution system balancing operations is obtained primarily from Appalachian market area supply and production sources, with a minor amount sourced from the Midcontinent and Gulf Coast production areas.

Our large underground natural gas storage network and the location of our pipeline system provide a significant link between the country’s major interstate gas pipelines, Marcellus and Utica Shale and other Appalachian production areas, and large markets in the Northeast and Mid-Atlantic regions. Our pipelines are part of an interconnected gas transmission system, which provides access to supplies nationwide for local distribution companies, marketers, power generators and commercial and industrial customers.

Our underground storage facilities play an important part in balancing gas supply with consumer demand and are essential to serving the Northeast, Mid-Atlantic and Midwest regions. In addition, storage capacity is an important element in the effective management of both gas supply and pipeline transport capacity.

For our processing plants, we purchase mixed NGLs from numerous producers in the Appalachian area in addition to handling the wet gas of our customers.

Seasonality

Demand for services of our pipeline and storage business can be weather sensitive. Although we deliver more gas to our market areas in the winter heating season months of November through March, because a significant percentage of our revenues are collected through fixed monthly charges, our revenues remain fairly stable from quarter to quarter.

Our natural gas distribution business earnings vary seasonally, as a result of the impact of changes in temperature on demand by residential and commercial customers for gas to meet heating needs. Historically, the majority of these earnings have been generated during the winter heating season; however, implementation of the straight fixed variable rate design at East Ohio has reduced the earnings impact of weather-related fluctuations and customer conservation efforts.

Commodity prices can also be impacted by seasonal weather changes, the effects of unusual weather events on operations and the economy.

Regulation

We are subject to regulation by FERC, the Department of Transportation, the Environmental Protection Agency (“EPA”), the Ohio Commission and other federal, state and local authorities. The rates of our natural gas transmission pipeline and storage operations are regulated by FERC. Our gas distribution service, including the rates that it may charge customers, is regulated by the Ohio Commission.

Federal Regulations

Federal Energy Regulatory Commission

FERC regulates the transportation and sale for resale of natural gas in interstate commerce under the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978, as amended (the “Natural Gas Act”). Under the Natural Gas Act, FERC has authority over rates, terms and conditions of services performed by DTI and Iroquois. FERC also has jurisdiction over siting, construction and operation of natural gas import facilities and interstate natural gas pipeline facilities.

Our interstate gas transmission and storage activities are conducted on an open access basis, in accordance with certificates, tariffs and service agreements on file with FERC and FERC regulations.

In May 2005, FERC approved a comprehensive rate settlement among DTI, its customers and interested state commissions. The settlement, which became effective July 1, 2005, revised DTI’s natural gas transmission rates and reduced fuel retention levels for storage service customers. As part of the settlement, DTI and all signatory parties agreed to a rate moratorium through June 30, 2010. DTI continued its operations subject to the terms of the tariff and the rates established pursuant to the 2005 settlement until recently.

In mid-2013, DTI received concerns about its fuel retainage percentages and apparent over-recovery of fuel costs during certain time periods reflected in its annual fuel reports. In December 2013, DTI submitted for FERC approval a stipulation and agreement addressing, among other things, reductions in its fuel retainage percentages and a rate moratorium through 2016.

In February 2014, FERC approved the stipulation and agreement. The revised fuel retainage percentages became effective January 1, 2014. DTI began assessing the reduced fuel retainage percentages on March 1, 2014, and as a result provided refunds totaling nearly $10 million. The refunds reflect, with interest, the value of the difference between the actual quantities of fuel retained for the months of January and February and the quantities that would have been retained using the reduced percentages. See Note 12 to the Audited Consolidated Financial Statements and Note 11 to the Unaudited Consolidated Financial Statements for additional information.

We operate in compliance with FERC standards of conduct, which prohibit the sharing of certain non-public transmission information or customer specific data, by our interstate gas transmission and storage companies with non-transmission function employees. Pursuant to these standards of conduct, we also make certain informational postings available on Dominion’s website.

State Regulation

Rates

East Ohio is subject to regulation of rates and other aspects of its business by the Ohio Commission. When necessary, East Ohio seeks general base rate increases to recover increased operating costs and a fair return on rate base investments. Base rates are set based on the cost of service by rate class. A straight fixed variable rate design, in which the majority of operating costs are recovered through a monthly charge rather than a volumetric charge, is utilized to establish rates for a majority of East Ohio’s customers pursuant to a 2008 rate case settlement which included an authorized return on equity of 10.38%.

In addition to general base rate increases, East Ohio makes routine filings with the Ohio Commission to reflect changes in the costs of gas purchased for operational balancing on its system. These purchased gas costs are subject to rate recovery through a mechanism that ensures dollar for dollar recovery of prudently incurred costs. Costs that are expected to be recovered in future rates are deferred as regulatory assets. The purchased gas cost recovery filings cover unrecovered gas costs plus prospective annual demand costs. Increases or decreases in gas cost recovery rates result in increases or decreases in revenues with corresponding increases or decreases in net purchased gas cost expenses.

The Ohio Commission has also approved several stand-alone cost recovery mechanisms to recover specified costs and a return for infrastructure projects and certain other costs that vary widely over time; such costs are excluded from general base rates. See Note 12 to the Audited Consolidated Financial Statements and Note 11 to the Unaudited Consolidated Financial Statements for additional information.

Status of Competitive Retail Gas Services

Ohio has considered, but not enacted, legislation regarding a competitive deregulation of natural gas sales at the retail level. Since October 2000, East Ohio has offered the Energy Choice program, under which residential and commercial customers are encouraged to purchase gas directly from retail suppliers or through a community aggregation program. In October 2006, East Ohio restructured its commodity service by entering into gas purchase contracts with selected suppliers at a fixed price above the NYMEX month-end settlement and passing that gas cost to customers under the Standard Service Offer program. Starting in April 2009, East Ohio buys natural gas under the Standard Service Offer program only for customers not eligible to participate in the Energy Choice program and places Energy Choice-eligible customers in a direct retail relationship with selected suppliers, which is designated on the customers’ bills.

In January 2013, the Ohio Commission granted East Ohio’s motion to fully exit the merchant function for its nonresidential customers. In April 2013, East Ohio began to fully exit the merchant function for its nonresidential customers, by requiring those customers to choose a retail supplier or be assigned to one at a monthly variable rate set by the supplier. At March 31, 2014, approximately 1.1 million of East Ohio’s 1.2 million customers were participating in the Energy Choice program. Subject to the Ohio Commission’s approval, East Ohio may eventually exit the gas merchant function in Ohio entirely and have all customers select an alternate gas supplier. East Ohio continues to be the provider of last resort in the event of default by a supplier. Large industrial customers in Ohio also source their own natural gas supplies.

Safety Regulations

We are also subject to the Pipeline Safety Acts of 2002 and 2011 (the “Pipeline Safety Acts”), which mandate inspections of interstate and intrastate natural gas transmission and storage pipelines, particularly those located in areas of high-density population. We have evaluated our natural gas transmission and storage properties, as required by the Department of Transportation regulations under these Pipeline Safety Acts, and have implemented a program of identification, testing and potential remediation activities. These activities are ongoing.

Environmental Regulations

We face substantial laws, regulations and compliance costs with respect to environmental matters. In addition to imposing continuing compliance obligations, these laws and regulations authorize the imposition of substantial penalties for noncompliance, including fines, injunctive relief and other sanctions. The cost of complying with applicable environmental laws, regulations and rules is expected to be material to us. If expenditures for pollution control technologies and associated operating costs are not recoverable from customers through rates or market prices, those costs could adversely affect future results of operations and cash flows. We have applied for or obtained the necessary environmental permits for the operation of our facilities. Many of these permits are subject to reissuance and continuing review. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Future Issues & Other Matters—Environmental Matters” for information on our capital expenditures relating to our environmental controls. Additional information can also be found in Note 18 to the Audited Consolidated Financial Statements and Note 13 to the Unaudited Consolidated Financial Statements.

Global Climate Change

The national and international attention in recent years on GHG emissions and their relationship to climate change has resulted in federal, regional and state legislative and regulatory action in this area. We support national climate change legislation that would provide a consistent, economy-wide approach to addressing this issue and are currently taking action to protect the environment and address climate change while meeting the future needs of our growing service territory. Dominion Gas’ CEO is responsible for compliance with the laws and regulations governing environmental matters, including climate change.

Environmental Strategy

Dominion Gas is committed to being a good environmental steward. Its ongoing objective is to provide reliable, affordable energy services for its customers while being environmentally responsible. In addition, Dominion Gas’ efforts to voluntarily reduce GHG emissions are described below.

Dominion Gas’ Strategy for Voluntarily Reducing GHG Emissions

While Dominion Gas has not established a standalone GHG emissions reduction target or timetable, it is actively engaged in voluntary reduction efforts. The Company has an integrated voluntary strategy for tracking and reducing overall GHG emissions and is a participant in the EPA’s Natural Gas Star program. Below are some of Dominion Gas’ efforts that have reduced or are expected to reduce its overall carbon emissions or intensity:

•	Dominion Gas measures/calculates and reports emissions of GHGs as required by the EPA under its Mandatory Reporting Rule.

•	As part of a preliminary sustainability goal, Dominion Gas will continue to track methane emissions from gas transmission and storage businesses and adopt best practices to reduce methane emissions. In support of that goal, in 2012 DTI and Iroquois completed data collection and submitted to the EPA’s Natural Gas Star program in 2013.

•	DTI is a participating partner in a nationwide field study led by Colorado State University to quantify methane emissions from natural gas pipeline and storage systems. Study results are expected to be released during 2014.

Specific technologies that are being used by Dominion Gas businesses to reduce GHG emissions include:

•	Control programming designed to minimize the amount of natural gas released into the atmosphere when a station shutdown occurs, such as would occur for routine maintenance and repairs;

•	Avoiding the use of natural gas-powered turbine starters on new turbine installations, employing electric starters, where feasible;

•	Conducting pressure reductions prior to blowing down pipelines, where feasible;

•	Identifying, assessing, and tracking high-bleed pneumatic devices for removal when appropriate; and

•	Conducting directed inspections and repairs and tracking findings and actions in an emissions tracking system.

Dominion Gas also developed a comprehensive GHG inventory for calendar year 2012. For 2012, Dominion Gas’ direct carbon dioxide equivalent emissions were approximately 1.7 million metric tonnes. This data does not include the Dominion Iroquois carbon dioxide emissions, which are reported by Iroquois. The Company does not yet have final data for 2013.

Cybersecurity

In an effort to reduce the likelihood and severity of cyber intrusions, Dominion Gas has a comprehensive cybersecurity program designed to protect and preserve the confidentiality, integrity and availability of data and systems. In addition, the Company is subject to mandatory cybersecurity regulatory requirements, interfaces regularly with a wide range of external organizations, and participates in classified briefings to maintain an awareness of current cybersecurity threats and vulnerabilities. Dominion Gas’ current security posture and regulatory compliance efforts are intended to address the evolving and changing cyber threats. See “Risk Factors” in this prospectus for additional information.

Employees

As of March 31,2014, we had approximately 2,800 full-time employees. Approximately 2,000 employees are subject to collective bargaining agreements.

Legal Proceedings

From time to time, we are alleged to be in violation of or in default under orders, statutes, rules or regulations relating to the environment, compliance plans imposed upon or agreed to by us, or permits issued by various local, state and/or federal agencies for the construction or operation of facilities. Administrative proceedings may also be pending on these matters. In addition, in the ordinary course of business, we and our subsidiaries are involved in various legal proceedings. See Notes 12 and 18 to the Audited Consolidated Financial Statements, Notes 11 and 13 to the Unaudited Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Future Issues and Other Matters,” which information is incorporated herein by reference, for discussion of various environmental and other regulatory proceedings to which we are a party.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “MD&A”) discusses our results of operations and general financial condition. This MD&A should be read in conjunction with “Business” and the Audited and Unaudited Consolidated Financial Statements in this prospectus. The matters discussed below may contain “forward-looking statements” as described in “Forward-Looking Information” in this prospectus. The prospective investor’s attention is directed to that section and “Risk Factors” in this prospectus for discussion of various risks and uncertainties that may impact us.

Contents of MD&A

This MD&A consists of the following information:

•	Dominion Gas Overview

•	Accounting Matters

•	Results of Operations

•	Segment Results of Operations

•	Liquidity and Capital Resources

•	Future Issues and Other Matters

Dominion Gas Overview

Dominion Gas Holdings, LLC, a holding company formed on September 12, 2013, is a wholly-owned subsidiary of Dominion, one of the nation’s largest producers and transporters of energy. Dominion’s wholly-owned subsidiaries, DTI, East Ohio and Dominion Iroquois were contributed to Dominion Gas Holdings, LLC on September 30, 2013. This transaction was considered to be a reorganization of entities under common control and therefore the transfer of net assets to Dominion Gas was recognized at Dominion’s basis in the net assets contributed. In addition, at the transfer effective date, the transaction was accounted for as if the transfer occurred at the beginning of the earliest period presented, and prior years have been retroactively adjusted.

Our subsidiaries conduct business activities through an interstate natural gas transmission pipeline system and storage facilities, a local natural gas distribution network and natural gas gathering, processing and treatment facilities. Our business activities are carried out through our primary subsidiaries, East Ohio and DTI. In addition, through Dominion Iroquois, we hold a 24.72% general partnership interest in Iroquois, which we do not operate.

We are a single member limited liability company. In accordance with the Virginia Limited Liability Company Act and our operating agreement, Dominion, as our sole member, is not obligated for any of our debts, obligations or liabilities solely by reason of being a member. We have one class of membership interests, which is entirely owned by Dominion.

East Ohio is engaged in the distribution of natural gas to residential, commercial and industrial customers in Ohio and provides transportation and gathering services in Ohio. Revenue provided by its gas distribution operations is based primarily on rates established by the Ohio Commission.

DTI, regulated by FERC, is engaged in the transmission and storage of natural gas in interstate commerce in Pennsylvania, Ohio, West Virginia, Virginia, Maryland and New York, and the production and gathering of natural gas primarily in West Virginia and Pennsylvania. DTI purchases natural gas in West Virginia, and extracts NGLs in West Virginia and Ohio and markets them on a regional basis.

Dominion Iroquois holds a 24.72% general partnership interest in Iroquois and therefore accounts for Iroquois under the equity method of accounting. Iroquois, regulated by FERC, provides transportation service to local gas distribution companies, electric utilities and electric power generators, as well as marketers and other end users, directly or indirectly, through interconnecting pipelines and exchanges, throughout the northeastern U.S.

We manage our daily operations through one primary operating segment: Dominion Energy. We also report a Corporate and Other segment that primarily includes specific items attributable to our operating segment that are not included in profit measures evaluated by executive management in assessing the segment’s performance and the effect of certain items recorded at Dominion Gas as a result of the recognition of Dominion’s basis in the net assets contributed.

Accounting Matters

Critical Accounting Policies and Estimates

Dominion Gas has identified the following accounting policies, including certain inherent estimates, that as a result of the judgments, uncertainties, uniqueness and complexities of the underlying accounting standards and operations involved, could result in material changes to its financial condition or results of operations under different conditions or using different assumptions. Dominion Gas has discussed the development, selection and disclosure of each of these policies with the Audit Committee of Dominion’s Board of Directors. As of March 31, 2014, there have been no significant changes to Dominion Gas’ critical accounting policies and estimates.

Accounting for Regulated Operations

The accounting for Dominion Gas’ regulated gas operations differs from the accounting for nonregulated operations in that it is required to reflect the effect of rate regulation in its consolidated financial statements. For regulated businesses subject to federal or state cost-of-service rate regulation, regulatory practices that assign costs to accounting periods may differ from accounting methods generally applied by nonregulated companies. When it is probable that regulators will permit the recovery of current costs through future rates charged to customers, these costs are deferred as regulatory assets that otherwise would be expensed by nonregulated companies. Likewise, regulatory liabilities are recognized when it is probable that regulators will require customer refunds through future rates or when revenue is collected from customers for expenditures that have yet to be incurred. Generally, regulatory assets and liabilities are amortized into income over the period authorized by the regulator.

Dominion Gas evaluates whether or not recovery of its regulatory assets through future rates is probable and makes various assumptions in its analyses. The expectations of future recovery are generally based on orders issued by regulatory commissions or historical experience, as well as discussions with applicable regulatory authorities. If recovery of a regulatory asset is determined to be less than probable, it will be written off in the period such assessment is made. See Notes 11 and 12 to the Audited Consolidated Financial Statements for additional information.

Income Taxes

Dominion Gas’ consolidated financial statements include the income taxes of Dominion Gas Holdings, LLC, East Ohio, DTI and Dominion Iroquois. Although Dominion Gas Holdings, LLC, a single member limited liability company, is disregarded for income tax purposes, a provision for income taxes is recognized to reflect the inclusion of its business activities in the tax returns of its parent, Dominion. Under an agreement to be executed with Dominion in 2014, Dominion Gas Holdings, LLC, as a separate company, will be compensated for its tax benefits or will pay Dominion its share, if any, of taxes payable. Dominion Gas’ subsidiaries are included in Dominion’s consolidated federal income tax return. In addition, where applicable, Dominion Gas’ subsidiaries are included in combined income tax returns for Dominion and its subsidiaries which are filed in various states;

otherwise, separate state income tax returns are filed. Dominion Gas’ subsidiaries participate in an intercompany tax sharing agreement with Dominion and its subsidiaries. Current income taxes are recognized based on taxable income or loss, determined on a separate company basis.

Under the agreements, if Dominion Gas or its subsidiaries incur a net operating loss, recognition of current income tax benefits is limited to refunds of prior year taxes obtained by the carryback of the net operating loss or to the extent the net operating loss is absorbed by the taxable income of other Dominion consolidated group members. Otherwise, the net operating loss is carried forward and is recognized as a deferred tax asset until realized.

Judgment and the use of estimates are required in developing the provision for income taxes and reporting of tax-related assets and liabilities. The interpretation of tax laws involves uncertainty, since tax authorities may interpret the laws differently. Dominion Gas is routinely audited by federal and state tax authorities. Ultimate resolution of income tax matters may result in favorable or unfavorable impacts to net income and cash flows, and adjustments to tax-related assets and liabilities could be material.

Given the uncertainty and judgment involved in the determination and filing of income taxes, there are standards for recognition and measurement in financial statements of positions taken or expected to be taken by an entity in its income tax returns. Positions taken by an entity in its income tax returns that are recognized in the financial statements must satisfy a more-likely-than-not recognition threshold, assuming that the position will be examined by tax authorities with full knowledge of all relevant information. At December 31, 2013, Dominion Gas had $29 million of unrecognized tax benefits. Changes in these unrecognized tax benefits may result from remeasurement of amounts expected to be realized, settlements with tax authorities and expiration of statutes of limitations.

Deferred income tax assets and liabilities are recorded representing future effects on income taxes for temporary differences between the bases of assets and liabilities for financial reporting and tax purposes. Dominion Gas evaluates quarterly the probability of realizing deferred tax assets by considering current and historical financial results, expectations for future taxable income and the availability of tax planning strategies that can be implemented, if necessary, to realize deferred tax assets. Failure to achieve forecasted taxable income or successfully implement tax planning strategies may affect the realization of deferred tax assets. Dominion Gas establishes a valuation allowance when it is more-likely-than-not that all or a portion of a deferred tax asset will not be realized. At December 31, 2013, Dominion Gas had no valuation allowances.

Use of Estimates in Goodwill Impairment Testing

As of December 31, 2013, Dominion Gas reported $545 million of goodwill in its Consolidated Balance Sheet.

In April of each year, Dominion Gas tests its goodwill for potential impairment, and performs additional tests more frequently if an event occurs or circumstances change in the interim that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. The 2013, 2012 and 2011 annual tests and any interim tests did not result in the recognition of any goodwill impairment.

In general, Dominion Gas estimates the fair value of its reporting units by using a combination of discounted cash flows and other valuation techniques that use multiples of earnings for peer group companies and analyses of recent business combinations involving peer group companies. Fair value estimates are dependent on subjective factors such as Dominion Gas’ estimate of future cash flows, the selection of appropriate discount and growth rates, and the selection of peer group companies and recent transactions. These underlying assumptions and estimates are made as of a point in time; subsequent modifications, particularly changes in discount rates or growth rates inherent in Dominion Gas’ estimates of future cash flows, could result in a future impairment of goodwill. Although Dominion Gas has consistently applied the same methods in developing the assumptions and estimates that underlie the fair value calculations, such as estimates of future cash flows, and based those estimates on relevant information available at the time, such cash flow estimates are highly uncertain by nature and may vary significantly from actual results. If the estimates of future cash flows used in the most recent tests had been 10% lower, the resulting fair values would have still been greater than the carrying values of each of those reporting units tested, indicating that no impairment was present. See Note 10 to the Audited Consolidated Financial Statements for additional information.

Use of Estimates in Long-Lived Asset Impairment Testing

Impairment testing for an individual or group of long-lived assets or for intangible assets with definite lives is required when circumstances indicate those assets may be impaired. When an asset’s carrying amount exceeds the undiscounted estimated future cash flows associated with the asset, the asset is considered impaired to the extent that the asset’s fair value is less than its carrying amount. Performing an impairment test on long-lived assets involves judgment in areas such as identifying if circumstances indicate an impairment may exist, identifying and grouping affected assets, and developing the undiscounted and discounted estimated future cash flows (used to estimate fair value in the absence of market-based value) associated with the asset, including probability weighting such cash flows to reflect expectations about possible variations in their amounts or timing, expectations about operating the long-lived assets and the selection of an appropriate discount rate. Although cash flow estimates are based on relevant information available at the time the estimates are made, estimates of future cash flows are, by nature, highly uncertain and may vary significantly from actual results. For example, estimates of future cash flows would contemplate factors which may change over time, such as the expected use of the asset, including future production and sales levels, expected fluctuations of prices of commodities sold and consumed and expected proceeds from dispositions. See Note 6 to the Audited Consolidated Financial Statements for a discussion of impairments related to certain long-lived assets.

Employee Benefit Plans

Dominion Gas participates in Dominion-sponsored noncontributory defined benefit pension plans and other postretirement benefit plans for eligible active employees, retirees and qualifying dependents. The projected costs of providing benefits under these plans are dependent, in part, on historical information such as employee demographics, the level of contributions made to the plans and earnings on plan assets. Assumptions about the future, including the expected long-term rate of return on plan assets, discount rates applied to benefit obligations and the anticipated rate of increase in healthcare costs and participant compensation, also have a significant impact on employee benefit costs. The impact of changes in these factors, as well as differences between Dominion Gas’ assumptions and actual experience, is generally recognized in the Consolidated Statements of Income over the remaining average service period of plan participants, rather than immediately.

The expected long-term rates of return on plan assets, discount rates and healthcare cost trend rates are critical assumptions. Dominion determines the expected long-term rates of return on plan assets for pension plans and other postretirement benefit plans in which Dominion Gas participates by using a combination of:

•	Expected inflation and risk-free interest rate assumptions;

•	Historical return analysis to determine long-term historic returns as well as historic risk premiums for various asset classes;

•	Expected future risk premiums, asset volatilities and correlations;

•	Forecasts of an independent investment advisor;

•	Forward-looking return expectations derived from the yield on long-term bonds and the expected long-term returns of major stock market indices; and

•	Investment allocation of plan assets. The strategic target asset allocation for the pension funds in which Dominion Gas participates is 28% U.S. equity, 18% non-U.S. equity, 33% fixed income, 3% real estate and 18% other alternative investments, such as private equity investments.

Strategic investment policies are established by Dominion for the prefunded benefit plans in which Dominion Gas participates based upon periodic asset/liability studies. Factors considered in setting the investment policy include those mentioned above such as employee demographics, liability growth rates, future discount rates, the funded status of the plans and the expected long-term rate of return on plan assets. Deviations from the plans’ strategic allocation are a function of Dominion’s assessments regarding short-term risk and reward opportunities in the capital markets and/or short-term market movements which result in the plans’ actual asset allocations varying from the strategic target asset allocations. Through periodic rebalancing, actual allocations are brought back in line with the target. Future asset/liability studies will focus on strategies to further reduce pension and other postretirement plan risk, while still achieving attractive levels of returns.

Dominion develops assumptions, which are then compared to the forecasts of an independent investment advisor to ensure reasonableness. An internal Dominion committee selects the final assumptions. Dominion Gas calculated its pension cost using an expected long-term rate of return on plan assets assumption of 8.50% for 2013, 2012 and 2011. Dominion Gas calculated its other postretirement benefit cost using an expected long-term rate of return on plan assets assumption of 7.75% for 2013, 2012 and 2011. The rate used in calculating other postretirement benefit cost is lower than the rate used in calculating pension cost because of differences in the relative amounts of various types of investments held as plan assets.

Dominion determines discount rates from analyses of AA/Aa rated bonds with cash flows matching the expected payments to be made under its plans. The discount rates used to calculate pension cost and other postretirement benefit cost ranged from 4.40% to 4.80% in 2013, and were 5.50% in 2012 and 5.90% in 2011. Dominion Gas selected discount rates of 5.20% and 5.00% for determining its December 31, 2013 projected pension and other postretirement benefit obligations, respectively.

Dominion establishes the healthcare cost trend rate assumption based on analyses of various factors including the specific provisions of its medical plans, actual cost trends experienced and projected, and demographics of plan participants. Dominion Gas’ healthcare cost trend rate assumption as of December 31, 2013 was 7.00% and is expected to gradually decrease to 4.60% by 2062 and continue at that rate for years thereafter.

For Dominion Gas employees represented by collective bargaining units, the following table illustrates the effect on cost of changing the critical actuarial assumptions previously discussed, while holding all other assumptions constant:

		Increase in Net Periodic Cost
	Change in Actuarial Assumption	Pension Benefits	Other Postretirement Benefits
(millions, except percentages)
Discount rate	(0.25)%	$1	$—
Long-term rate of return on plan assets	(0.25)%	3	1
Healthcare cost trend rate	1%	N/A	4

In addition to the effects on cost, at December 31, 2013, a 0.25% decrease in the discount rate would increase Dominion Gas’ projected pension benefit obligation by $16 million and its accumulated postretirement benefit obligation by $7 million, while a 1.00% increase in the healthcare cost trend rate would increase its accumulated postretirement benefit obligation by $28 million. See Note 17 to the Audited Consolidated Financial Statements for additional information.

Results of Operations

Presented below is a summary of Dominion Gas’ consolidated results:

First Quarter	2014	$ Change	2013
(millions)
Net Income	$164	$26	$138

Year Ended December 31,	2013	$ Change	2012	$ Change	2011
(millions)
Net Income	$461	$2	$459	$117	$342

Overview

First Quarter 2014 vs. First Quarter 2013

Net income increased 19% primarily due to increased gains on the sale of pipeline systems.

Year Ended December 31, 2013 vs. Year Ended December 31, 2012

Net income increased $2 million due to increased revenue from operations, primarily reflecting the Appalachian Gateway Project and the Northeast Expansion Project being placed into service, partially offset by decreased gains on sales of assets and impairment charges related to certain natural gas infrastructure assets.

Year Ended December 31, 2012 vs. Year Ended December 31, 2011

Net income increased 34%, primarily due to a gain on the sale of two pipeline systems to an affiliate.

Analysis of Consolidated Operations

Presented below are selected amounts related to Dominion Gas’ results of operations:

First Quarter	2014	$ Change	2013
(millions)
Operating Revenue	$569	$(17)	$586
Purchased gas	137	23	114
Other energy-related purchases	16	(6)	22

Net Revenue	416	(34)	450

Other operations and maintenance	53	(77)	130
Depreciation and amortization	47	(2)	49
Other taxes	51	4	47
Other income	8	(3)	11
Interest and related charges	6	(1)	7
Income tax expense	103	13	90

An analysis of Dominion Gas’ results of operations follows:

First Quarter 2014 vs. First Quarter 2013

Net revenue decreased 8%, primarily reflecting:

•	A decrease in rider revenue primarily related to low income assistance programs ($52 million); and

•	A decrease from NGL activities primarily due to lower sales volumes ($9 million).

These decreases were partially offset by:

•	An increase in transportation and storage activities and other revenues ($14 million);

•	An increase in AMR and PIR program revenues ($5 million); and

•	An increase in sales to gas distribution customers primarily due to an increase in heating degree days ($4 million).

Other operations and maintenance decreased 59%, primarily reflecting:

•	A $52 million decrease in bad debt expense at regulated natural gas distribution operations primarily related to low income assistance programs. These bad debt expenses are recovered through rates and do not impact net income; and

•	Increased gains due to the sale of pipeline systems ($34 million).

Depreciation and amortization decreased 4%, primarily due to increased deferrals for regulated capital projects related to PIR.

Other taxes increased 9%, primarily due to an increase in property taxes.

Other income decreased 27%, primarily due to lower equity earnings from Iroquois.

Interest and related charges decreased 14%, primarily due to an increase in deferrals for regulated capital projects related to AMR and PIR.

Income tax expense increased 14%, primarily reflecting higher pre-tax income in 2014.

Year Ended December 31,	2013	$ Change	2012	$ Change	2011
(millions)
Operating Revenue	$1,937	$260	$1,677	$(201)	$1,878
Purchased gas	323	88	235	(111)	346
Other energy-related purchases	93	52	41	23	18

Net Revenue	1,521	120	1,401	(113)	1,514

Other operations and maintenance	423	88	335	(315)	650
Depreciation and amortization	188	12	176	13	163
Other taxes	148	8	140	(5)	145
Other income	28	(9)	37	—	37
Interest and related charges	28	(12)	40	(4)	44
Income tax expense	301	13	288	81	207

An analysis of Dominion Gas’ results of operations follows:

Year Ended December 31, 2013 vs. Year Ended December 31, 2012

Net Revenue increased 9%, primarily reflecting:

•	An increase in gas transmission transportation revenue primarily due to the Appalachian Gateway Project being placed into service in September 2012 ($64 million) and the Northeast Expansion Project that was placed into service in November 2012 ($16 million);

•	An increase in gathering and storage services ($32 million);

•	An increase in sales to gas distribution customers primarily due to an increase in heating degree days and other revenues ($18 million); and

•	An increase in AMR and PIR program revenues ($16 million).

These increases were partially offset by:

•	A decrease in rider revenue primarily related to bad debt expense ($42 million) related to low income assistance programs.

Other operations and maintenance increased 26%, primarily reflecting:

•	Decreased gains on the sales of pipeline systems ($72 million); and

•	Impairment charges related to certain natural gas infrastructure assets ($55 million).

These increases were partially offset by:

•	A $42 million decrease in bad debt expense at regulated natural gas distribution operations primarily related to low income assistance programs. These bad debt expenses are recovered through rates and do not impact net income; and

•	An $18 million gain from agreements to convey Marcellus Shale development rights underneath several natural gas storage fields.

Depreciation and amortization increased 7%, primarily due to property additions ($21 million) and additions of intangible assets ($4 million), partially offset by a decrease attributable to the implementation of a new depreciation study for East Ohio ($8 million) and increased deferrals for regulated capital projects related to PIR and Ohio utility reform legislation effective September 2011 (“House Bill 95”) ($6 million).

Other taxes increased 6%, primarily to an increase in gross receipts and excise tax.

Other income decreased 24%, primarily due to a decrease in the equity component of the allowance for funds used during construction (“AFUDC”) due to significant projects being placed into service in the second half of 2012.

Interest and related charges decreased 30%, primarily due to lower interest on affiliated long-term debt resulting from lower outstanding debt due to the extinguishment of intercompany borrowings through the sale of two pipelines to an affiliate in December 2012 and the acquisition of intercompany borrowings from debt issued to third parties in October 2013 ($18 million), partially offset by a decrease in the debt component of AFUDC ($7 million) due to significant projects being placed into service in the second half of 2012.

Income tax expense increased 5%, primarily reflecting a higher effective rate for state income taxes ($7 million) and higher pre-tax income in 2013 ($6 million).

Year Ended December 31, 2012 vs. Year Ended December 31, 2011

Net Revenue decreased 7%, primarily reflecting:

•	A decrease in rider revenue primarily related to low income assistance programs, mainly East Ohio’s Percentage of Income Payment Plan (“PIPP”) ($117 million); and

•	A decrease due to a decrease in heating degree days and reduced non-regulated gas sales ($23 million); partially offset by

•	An increase in gas transmission transportation revenue primarily due to the Appalachian Gateway Project being placed into service ($36 million).

Other operations and maintenance decreased 48%, primarily reflecting a gain on the sale of pipeline systems to an affiliate ($176 million) and a $117 million decrease in bad debt expense at regulated natural gas distribution operations principally related to low income assistance programs, mainly PIPP. These bad debt expenses are recovered through rates and do not impact net income.

Depreciation and amortization increased 8%, primarily due to property additions ($17 million), partially offset by a decrease attributable to increased deferrals for regulated capital projects related to PIR and House Bill 95 ($7 million).

Other taxes decreased 3%, primarily due to a decrease in gross receipts and excise tax ($11 million), partially offset by an increase in property tax ($6 million).

Interest and related charges decreased 9%, primarily due to an increase in the debt component of AFUDC ($5 million), partially offset by an increase in interest due to an increase in borrowings from the Dominion money pool ($2 million).

Income tax expense increased 39%, primarily reflecting higher pre-tax income in 2012.

Outlook

In 2014, Dominion Gas expects to experience a decrease in net income as compared to 2013. Dominion Gas’ anticipated 2014 results reflect the following significant factors:

•	An increase in depreciation and amortization primarily due to new projects placed in service in the fourth quarter of 2013, including the $17 million Sabinsville-to-Morrisville Project and the $67 million Tioga Area Expansion Project;

•	Higher operating and maintenance expenses due to decreased gains on sales of pipeline systems and the absence of a gain on assignment of Marcellus Shale development rights; and

•	Higher interest expense driven by new debt issuances, including the $1.2 billion senior notes issued in October 2013 and debt expected to be issued in 2014; partially offset by

•	Construction and operation of growth projects including the $42 million Natrium-to-Market Project, the $90 million Western Access Project and the $112 million Allegheny Storage Project, all of which are expected to be placed in service in the fourth quarter of 2014 and to increase gas transmission and storage revenues and net income; and

•	PIR and AMR and associated revenues in its gas distribution operations. The PIR program involves replacement of approximately 4,100 miles of East Ohio’s 22,000-mile pipeline system. The Ohio Commission authorized recovery of the associated revenue requirement from customers through a PIR cost recovery charge, which is adjusted annually to incorporate each year’s investment. For the rate year beginning in May 2014, the associated revenue requirement increase is approximately $22 million. With regards to AMR, in 2007, East Ohio began updating or exchanging mechanical meters with AMR technology for its 1.2 million customers in Ohio. The Ohio Commission authorized recovery of the associated revenue requirement from customers through an AMR cost recovery charge, which is adjusted annually to incorporate each year’s investment. For the rate year beginning in May 2014, the associated revenue requirement increase is approximately $3 million.

Segment Results of Operations

Presented below is a summary of contributions by Dominion Gas’ operating segment and Corporate and Other segment to net income:

First Quarter	2014	$ Change	2013
(millions)
Dominion Energy	$166	$26	$140
Corporate and Other	(2)	—	(2)

Consolidated	$164	$26	$138

Year Ended December 31,	2013	$ Change	2012	$ Change	2011
(millions)
Dominion Energy	$510	$41	$469	$117	$352
Corporate and Other	(49)	(39)	(10)	—	(10)

Consolidated	$461	$2	$459	$117	$342

Dominion Energy

Presented below are selected operating statistics related to Dominion Gas’ Dominion Energy operations.

First Quarter	2014	% Change	2013
Gas distribution throughput (bcf):
Sales	9	13%	8
Transportation	126	17	108
Heating degree days	3,559	16	3,062
Average gas distribution customer accounts (thousands)(1):
Sales	132	(3)	136
Transportation	1,062	1	1,055

(1)	Period average.

Year Ended December 31,	2013	% Change	2012	% Change	2011
Gas distribution throughput (bcf):
Sales	17	13%	15	(17)%	18
Transportation	273	9	251	3	243
Heating degree days	5,958	18	5,051	(11)	5,675
Average gas distribution customer accounts (thousands)(1):
Sales	133	(4)	138	(3)	143
Transportation	1,049	—	1,044	—	1,040

(1)	Thirteen-month average.

Presented below, on an after-tax basis, are the key factors impacting Dominion Gas’ Dominion Energy’s net income contribution:

First Quarter 2014 vs. First Quarter 2013

Increase (Decrease)
(millions)
Gain on sales of pipeline systems	$21
Gas transmission margin	(3)
Gas distribution margin
Weather	3
Other	6
Other	(1)

Change in net income contribution	$26

Year Ended December 31, 2013 vs. Year Ended December 31, 2012

Increase (Decrease)
(millions)
Weather	$5
Gas distribution margin	15
Gas transmission margin(1)	72
Assignment of Marcellus acreage	12
Gains on sales of pipeline systems	(52)
Other	(11)

Change in net income contribution	$41

(1)	Primarily reflects a full year of the Appalachian Gateway Project and Northeast Expansion Project in service.

Year Ended December 31, 2012 vs. Year Ended December 31, 2011

Increase (Decrease)
(millions)
Weather	$(3)
Gas distribution margin	(5)
Gas transmission margin(1)	16
Other operations and maintenance expenses	13
Gain on sale of pipeline systems to affiliate	110
Depreciation	(12)
Other	(2)

Change in net income contribution	$117

(1)	Primarily reflects placing the Appalachian Gateway Project into service.

Corporate and Other

Presented below are the Corporate and Other segment’s after-tax results:

First Quarter	2014	2013
(millions)
Specific items attributable to operating segment	$—	$—
Other corporate items	(2)	(2)

Total net expense	$(2)	$(2)

Year Ended December 31,	2013	2012	2011
(millions)
Specific items attributable to operating segment	$(41)	$—	$2
Other corporate items	(8)	(10)	(12)

Total net expense	$(49)	$(10)	$(10)

Total Specific Items

Corporate and Other includes specific items attributable to Dominion Gas’ primary operating segment that are not included in profit measures evaluated by executive management in assessing the segment’s performance and the effect of certain items recorded at Dominion Gas as a result of the recognition of Dominion’s basis in the net assets contributed. See Note 21 to the Audited Consolidated Financial Statements for discussion of these items.

Liquidity and Capital Resources

Dominion Gas depends on both internal and external sources of liquidity to provide working capital and as a bridge to long-term debt financings. Short-term cash requirements not met by cash provided by operations will generally be satisfied with proceeds from short-term borrowings from Dominion under an intercompany revolving credit agreement (“IRCA”). Long-term cash needs are met through issuances of debt securities and/or capital contributions from Dominion. Dominion Gas intends to execute its growth strategy by maintaining a capital structure that balances its outstanding debt and equity (with all equity continuing to be held by Dominion) in a manner that will support strong investment grade credit ratings.

A summary of Dominion Gas’ cash flows is presented below:

First Quarter	2014	2013
(millions)
Cash and cash equivalents at January 1	$8	$12
Cash flows provided by (used in):
Operating activities	113	186
Investing activities	(79)	(55)
Financing activities	(28)	(138)

Net increase (decrease) in cash and cash equivalents	6	(7)

Cash and cash equivalents at March 31	$14	$5

Year Ended December 31,	2013	2012	2011
(millions)
Cash and cash equivalents at beginning of year	$12	$6	$4
Cash flows provided by (used in):
Operating activities	698	629	582
Investing activities	(460)	(952)	(727)
Financing activities	(242)	329	147

Net increase (decrease) in cash and cash equivalents	(4)	6	2

Cash and cash equivalents at end of year	$8	$12	$6

Operating Cash Flows

For the first quarter of 2014 versus 2013, net cash provided by operating activities decreased by $73 million, primarily due to changes in working capital items.

For the year ended 2013 versus 2012, net cash provided by operating activities increased by $69 million, primarily due to higher gas transmission margins and an increase in deferred revenues associated with the assignment of Marcellus acreage, partially offset by higher income tax payments.

For the year ended 2012 versus 2011, net cash provided by operating activities increased by $47 million, primarily due to lower income tax payments and changes in other working capital items.

Dominion Gas believes that its operations provide a stable source of cash flow to contribute to planned levels of capital expenditures and provide distributions to Dominion.

The Company’s operations are subject to risks and uncertainties that may negatively impact the timing or amounts of operating cash flows, and which are discussed in “Risk Factors” in this prospectus.

Credit Risk

Dominion Gas maintains a provision for credit losses based on factors surrounding the credit risk of its customers, historical trends and other information. Management believes, based on credit policies and the December 31, 2013 provision for credit losses, it is unlikely that a material adverse effect on financial position, results of operations or cash flows would occur as a result of counterparty nonperformance. See Note 19 to the Audited Consolidated Financial Statements and Note 14 to the Unaudited Consolidated Financial Statements for more information.

Investing Cash Flows

For the first quarter of 2014 versus 2013, net cash used in investing activities increased by $24 million, primarily due to lower proceeds from the sale of assets to an affiliate.

For the year ended 2013 versus 2012, net cash used in investing activities decreased by $492 million, primarily due to lower capital expenditures and increased proceeds received in 2013 from the sales of assets.

For the year ended 2012 versus 2011, net cash used in investing activities increased by $225 million, primarily due to higher capital expenditures.

Financing Cash Flows and Liquidity

Prior to October 2013, Dominion Gas relied solely upon intercompany borrowings and capital contributions from Dominion to meet its capital requirements not satisfied by cash from operations. Prospectively, Dominion

Gas will also rely on debt capital markets as a significant source of funding for such capital requirements. As discussed in Credit Ratings, the Company’s ability to borrow funds or issue securities and the return demanded by investors are affected by credit ratings. In addition, the raising of external capital will be subject to certain regulatory requirements, including the Company’s intention to conduct future registered offering transactions.

For the first quarter of 2014 versus 2013, net cash used in financing activities decreased by $110 million, primarily due to the issuance of affiliated current borrowings in 2014, as compared to repayment in 2013, partially offset by a distribution payment to Dominion in 2014.

For the year ended 2013, net cash used in financing activities was $242 million compared to net cash provided by financing activities of $329 million in 2012, primarily reflecting lower net debt issuances and higher distribution payments.

For the year ended 2012 versus 2011, net cash provided by financing activities increased by $182 million, primarily due to higher net issuances of affiliated current borrowings.

Long-Term Debt

Dominion Gas issued $1.2 billion principal amount of unsecured senior notes (that is, the Original Notes) in a private placement in October 2013 and is the primary financing entity for Dominion’s regulated natural gas businesses. Dominion Gas used the proceeds from this offering to acquire intercompany long-term notes from Dominion and to repay a portion of its IRCA balances with Dominion. The senior notes are not guaranteed by Dominion, its subsidiaries or Dominion Gas’ subsidiaries. As of March 31, 2014, Dominion Gas had not issued any additional long-term debt.

Borrowings from Parent

Dominion Gas has the ability to borrow funds from Dominion under both short-term and long-term borrowing arrangements. There were $569 million in outstanding long-term borrowings, including securities due within one year, from Dominion as of December 31, 2012. There were no long-term borrowings with Dominion as of December 31, 2013 or March 31, 2014.

Dominion Gas’ borrowings under the IRCA totaled $1.3 billion as of December 31, 2013 and March 31, 2014. There were no borrowings under this agreement as of December 31, 2012. Dominion Gas’ outstanding borrowings, net of repayments, under the Dominion money pool totaled $1.9 billion as of December 31, 2012. There were no borrowings under the Dominion money pool as of December 31, 2013 or March 31, 2014.

Interest charges related to Dominion Gas’ total affiliated borrowings were $35 million for the year ended December 31, 2013 and $1 million for the three months ended March 31, 2014.

Distributions

Since Dominion Gas was not formed until September 2013, it did not pay any distributions on its membership interests prior to that time. Dominion Gas paid cash distributions of $318 million to its parent, Dominion, in the fourth quarter of 2013 and $78 million in the first quarter of 2014, and expects to continue to make cash distributions to Dominion in the future. The Ohio Commission may prohibit any public service company, including East Ohio, from declaring or paying a dividend to an affiliate if found to be detrimental to the public interest. At December 31, 2013, the Ohio Commission had not restricted the payment of dividends by East Ohio.

The agreements associated with Dominion Gas’ external credit facilities described below contain restrictions on the ratio of debt to total capitalization. These limitations did not restrict Dominion Gas’ ability to pay dividends or receive dividends from its subsidiaries at the time the credit facilities were entered into in May 2014.

Credit Facilities

In May 2014, Dominion Gas, along with Dominion and Virginia Power, entered into a $4 billion revolving credit agreement with a syndicate of lenders which will mature on April 24, 2019, unless extended, and bears interest at a variable rate. This credit facility amends and restates the $3 billion credit facility originally entered into by Dominion and Virginia Power in 2010 and adds Dominion Gas as a potential borrower. The credit facility could be used to support bank borrowings and the issuance of commercial paper by Dominion Gas, Dominion and/or Virginia Power, as applicable, as well as to support up to $1.5 billion of aggregate letters of credit. Dominion Gas’ current sub-limit under the credit facility is $500 million, all of which is currently available, and can be increased or decreased multiple times per year, up to a maximum of $1 billion.

Also in May 2014, Dominion Gas, along with Dominion and Virginia Power, entered into a $500 million revolving credit agreement with a syndicate of lenders which will mature on April 24, 2019, unless extended, and bears interest at a variable rate. This credit facility amends and restates the $500 million credit facility originally entered into by Dominion and Virginia Power in 2010 and adds Dominion Gas as a potential borrower. The credit facility could be used to support bank borrowings, letters of credit and the issuance of commercial paper by Dominion Gas, Dominion and/or Virginia Power, as applicable. Dominion Gas’ current sub-limit under the credit facility is $0 and can be increased or decreased multiple times per year.

Additional terms of these credit facilities are described below under “Debt Covenants.”

Credit Ratings

Credit ratings are intended to provide banks and capital market participants with a framework for comparing the credit quality of a company and its securities and are not a recommendation to buy, sell or hold securities. Dominion Gas believes that its credit ratings will provide sufficient access to the debt capital markets. However, disruptions in the banking and capital markets not specifically related to Dominion Gas may affect its ability to access these funding sources or cause an increase in the return required by investors. Dominion Gas’ credit ratings may affect its liquidity, cost of borrowing under its credit facilities and collateral posting requirements under commodity contracts, as well as the rates at which it is able to offer its debt securities.

Both quantitative (financial strength) and qualitative (business or operating characteristics) factors are considered by the credit rating agencies in establishing an individual company’s credit rating. Credit ratings should be evaluated independently and are subject to revision or withdrawal at any time by the assigning rating organization. The credit ratings for Dominion Gas are affected by its financial profile, mix of regulated and non-regulated businesses and respective cash flows, changes in methodologies used by the rating agencies and event risk, if applicable, such as major acquisitions or dispositions.

Credit ratings as of April 30, 2014 are as follows:

	Fitch	Moody’s	Standard & Poor’s
Dominion Gas
Senior unsecured debt securities	BBB+	A2	A-

As of April 30, 2014, Fitch, Moody’s and Standard & Poor’s have assigned a stable outlook for their respective ratings of Dominion Gas.

A downgrade in Dominion Gas’ credit ratings would not necessarily restrict its ability to raise long-term financing as long as its credit ratings remain investment grade, but it could result in an increase in the cost of borrowing. Dominion Gas works closely with Fitch, Moody’s and Standard & Poor’s with the objective of maintaining its current credit ratings. The Company may find it necessary to modify its business plans to maintain or achieve appropriate credit ratings in the future and such changes could adversely affect growth and Dominion Gas’ ability to make distributions to Dominion.

Debt Covenants

Commencing with the October 2013 offering of the Original Notes, and again, in connection with establishing its external credit facilities in May 2014, Dominion Gas has entered into enabling agreements. These agreements contain covenants that, in the event of default, could result in the acceleration of principal and interest payments; restrictions on distributions relating to its membership interests, including dividends, redemptions, repurchases, liquidation payments or guarantee payments; and, in some cases, termination of credit commitments unless a waiver of such requirements is agreed to by the lenders. These provisions are customary and not unique to the Dominion Gas agreements. The covenants include:

•	The timely payment of principal and interest;

•	Information requirements, including submitting required financial reports filed with the SEC and information about changes in Dominion Gas’ credit ratings to lenders and/or the trustee under the indenture pertaining to the Notes;

•	Performance obligations, audits/inspections, continuation of the basic nature of business, restrictions on certain matters related to merger or consolidation, and restrictions on disposition of all or substantially all assets; and

•	Limitations on liens.

Prospectively, Dominion Gas will receive short-term funding from Dominion in the form of an IRCA. Dominion could fund the IRCA through its commercial paper program or through borrowings under its credit facilities, which are shared with Virginia Power and Dominion Gas as named co-borrowers. A default by Dominion or Virginia Power under the credit facilities would impact Dominion’s ability to fund the IRCA.

Dominion Gas is required to pay annual commitment fees to maintain its external credit facilities. In addition, the credit agreements contain various terms and conditions that could affect Dominion Gas’ ability to borrow under the facilities. They include a maximum debt to total capital ratio and cross-default provisions that apply separately to each borrower.

As of May 2014 when the facilities were entered into, Dominion Gas’ calculated total debt to total capital ratio, pursuant to the terms of the credit agreements, was as follows:

Maximum Allowed Ratio	Actual Ratio(1)
65%	41.4%

(1)	Indebtedness as defined by the bank agreement does not include AOCI reflected as equity in the Consolidated Balance Sheets.

If Dominion Gas, Dominion or Virginia Power or any of these companies’ material subsidiaries, as defined in the credit facilities, fails to make payment on various debt obligations in excess of $100 million, the lenders could require that company to accelerate its repayment of any outstanding borrowings under the credit facilities and the lenders could terminate their commitments to lend funds to that company. Accordingly, any default by Dominion or Virginia Power will not affect the lenders’ commitments to Dominion Gas.

Other than the changes discussed above, there have been no material changes to debt covenants, nor any events of default under Dominion Gas’ debt covenants.

Future Cash Payments for Contractual Obligations and Planned Capital Expenditures

Contractual Obligations

Dominion Gas is party to numerous contracts and arrangements obligating the Company to make cash payments in future years. These contracts include financing arrangements such as debt agreements and leases, as well as contracts for the purchase of goods and services and financial derivatives. Presented below is a table summarizing cash payments that may result from contracts to which Dominion Gas is a party as of December 31, 2013. For purchase obligations and other liabilities, amounts are based upon contract terms, including fixed and minimum quantities to be purchased at fixed or market-based prices. Actual cash payments will be based upon actual quantities purchased and prices paid and will likely differ from amounts presented below. The table excludes all amounts classified as current liabilities in the Consolidated Balance Sheets, other than current maturities of long-term debt, interest payable and certain derivative instruments. The majority of Dominion Gas’ current liabilities will be paid in cash in 2014.

	2014	2015- 2016	2017- 2018	2019 and thereafter	Total
(millions)
Long-term debt(1)	$—	$400	$—	$800	$1,200
Interest payments(2)	39	75	67	551	732
Leases(3)	20	32	30	43	125
Purchase obligations(4):
Purchased capacity for utility operations	22	6	—	—	28
Pipeline transportation and storage	23	20	—	—	43
Other(5)	30	10	—	—	40
Other contractual obligations	—	—	—	1	1

Total cash payments(6)	$134	$543	$97	$1,395	$2,169

(1)	Based on stated maturity dates rather than the earlier redemption dates that could be elected by instrument holders.
(2)	Includes interest payments over the terms of the debt. Interest is calculated using the applicable interest rate at December 31, 2013 and outstanding principal for each instrument with the terms ending at each instrument’s stated maturity. See Note 15 to the Audited Consolidated Financial Statements.
(3)	Primarily consists of operating leases.
(4)	Amounts exclude open purchase orders for services that are provided on demand, the timing of which cannot be determined.
(5)	Includes capital, operations, and maintenance commitments.
(6)	Excludes regulatory liabilities, asset retirement obligations and employee benefit plan contributions that are not contractually fixed as to timing and amount. See Notes 11, 13 and 17 to the Audited Consolidated Financial Statements. Due to uncertainty about the timing and amounts that will ultimately be paid, $29 million of income taxes payable associated with unrecognized tax benefits is excluded.

As of March 31, 2014, there have been no material changes outside the ordinary course of business to Dominion Gas’ contractual obligations.

Planned Capital Expenditures

Dominion Gas’ planned capital expenditures are expected to total approximately $877 million, $651 million and $762 million in 2014, 2015 and 2016, respectively. Dominion Gas’ expenditures are expected to include improvement and maintenance of natural gas distribution, transmission and storage facilities. Dominion Gas expects to fund its capital expenditures with cash from operations and a combination of securities issuances and short-term borrowings. Planned capital expenditures include capital projects that are subject to approval by regulators and Dominion’s Board of Directors.

As of March 31, 2014, there have been no material changes outside the ordinary course of business to Dominion Gas’ planned capital expenditures.

These estimates are based on a capital expenditures plan reviewed and endorsed by Dominion’s Board of Directors in late 2013 and are subject to continuing review and adjustment; actual capital expenditures may vary from these estimates. In the event of significant excess variance in such planned capital expenditures, or in the event that funding for such expenditures is not available from anticipated sources on acceptable terms, the Company may choose to postpone or cancel planned capital expenditures, subject to any applicable contractual obligations. Funding issues could occur as a result of changing rating agency requirements as discussed above under the heading Credit Ratings. Actions such as postponement or cancellation of capital projects may be taken in order to mitigate the need for future debt financings or capital contributions from Dominion.

Future Issues and Other Matters

See “Business,” Notes 12 and 18 to the Audited Consolidated Financial Statements and Notes 11 and 13 to the Unaudited Consolidated Financial Statements for additional information on various environmental, regulatory, legal and other matters that may impact future results of operations, financial condition, and/or cash flows. See also “Future Cash Payments for Contractual Obligations and Planned Capital Expenditures—Planned Capital Expenditures” for information on expected expenditures for capital projects in 2014, 2015 and 2016 and their anticipated impact on our liquidity and capital resources.

Environmental Matters

Dominion Gas is subject to costs resulting from a number of federal, state and local laws and regulations designed to protect human health and the environment. These laws and regulations affect future planning and existing operations. They can result in increased capital, operating and other costs as a result of compliance, remediation, containment and monitoring obligations.

Environmental Protection and Monitoring Expenditures

Dominion Gas incurred approximately $13 million, $13 million and $9 million of expenses (including depreciation) during 2013, 2012, and 2011, respectively, in connection with environmental protection and monitoring activities and expects these expenses to be approximately $13 million in 2014 and 2015. In addition, capital expenditures related to environmental controls were $7 million, $17 million, and $11 million for 2013, 2012 and 2011, respectively. These expenditures are expected to be approximately $11 million and $7 million in 2014 and 2015, respectively.

Future Environmental Regulations

Air

The CAA, as amended, is a comprehensive program utilizing a broad range of regulatory tools to protect and preserve the nation’s air quality. At a minimum, states are required to establish regulatory programs to address all requirements of the CAA. However, states may choose to develop regulatory programs that are more restrictive. Many of Dominion Gas’ facilities are subject to the CAA’s permitting and other requirements.

In May 2012, the EPA issued final designations for the 75 parts-per-billion ozone air quality standard. Several DTI natural gas compressor stations in Pennsylvania, Maryland, Ohio and Virginia are located in counties the EPA has designated as marginal nonattainment. As part of the standard, states will be required to develop and implement plans to address sources emitting pollutants which contribute to the formation of ozone. The EPA expects these marginal areas will be able to meet the standards by the December 31, 2015 attainment deadline as a result of recent and pending federal pollution control measures. In April 2014, the Pennsylvania Environmental Quality Board

published proposed amendments to presumptive reasonably available control technology requirements and emission limitations for certain major sources of nitrogen oxide and volatile organic compound emissions to address the 2012 ozone designations. If finalized, the rule will likely require further reductions in nitrogen oxide and volatile organic compound emissions from compression engines and turbines in Pennsylvania, including some belonging to Dominion Gas. It is uncertain whether the other states will require further reductions in nitrogen oxide or volatile organic compounds emissions from compression engines and turbines at any facilities in those states to achieve the standard. Additional regulation of air quality and GHG emissions under the CAA may be imposed on the natural gas sector, including rules to limit methane leakage. Until regulations are finalized and/or the states have developed implementation plans, Dominion Gas is unable to predict whether or to what extent the new rules will ultimately require additional controls.

The EPA issued an interim advisory in January 2014 relative to its concern that some natural gas processing plants that store and process liquefied petroleum gas may not be designed in accordance with applicable industry standards and codes. The EPA is accepting comments on this interim advisory until July 2014 and may issue a final national advisory thereafter. Dominion Gas is currently reviewing applicable facilities to determine their conformance to the relevant standards. Dominion Gas is unable to estimate the potential impacts on results of operations, financial condition and/or cash flows related to this matter.

In June 2013, the White House Climate Action Plan was released to continue the path of meeting a national GHG emission reduction goal of 17% from 2005 levels by 2020. Included in this plan is a commitment to efforts to reduce methane emissions across all sectors of the economy including the oil and gas sector. As part of this effort, a national Strategy to Reduce Methane Emissions was published in March 2014 that outlines procedures to reduce both domestic and international methane emissions from a number of key sources including the oil and natural gas industry, and outlines efforts to improve measurement of these emissions. The key steps for methane emissions reductions laid out in the plan include an EPA assessment of sources of methane and other emissions from the oil and gas sector through independent expert review of technical white papers released in April 2014 and a determination in the fall of 2014 how best to pursue further methane reductions from these sources. The EPA expects to complete any additional regulations deemed to be necessary by the end of 2016. At this time, Dominion Gas is unable to estimate the potential impacts on results of operations, financial condition and/or cash flows related to this matter.

Solid and Hazardous Waste

In April 2010, the EPA published an Advanced Notice of Proposed Rulemaking for the Reassessment of the Use Authorization for PCBs. Pipeline segments in the DTI and East Ohio systems contain residual levels of legacy PCBs that are managed in compliance with existing federal regulations. The EPA has communicated its intention to amend these regulations. The financial impact of changes to the regulation cannot be estimated until proposed and final rules are issued.

Dodd-Frank Act

The Dodd-Frank Act was enacted into law in July 2010 in an effort to improve regulation of financial markets. The Dodd-Frank Act includes provisions that will require certain over-the-counter derivatives, or swaps, to be centrally cleared and executed through an exchange or other approved trading platform. Non-financial entities that use swaps to hedge or mitigate commercial risk, often referred to as end users, can choose to exempt their hedging transactions from these clearing and exchange trading requirements. Final rules for the over-the-counter derivative-related provisions of the Dodd-Frank Act will continue to be established through the ongoing rulemaking process of the applicable regulators, including rules regarding margin requirements for non-cleared swaps. If, as a result of the rulemaking process, Dominion Gas’ derivative activities are not exempted from the clearing, exchange trading or margin requirements, the Company could be subject to higher costs, including from higher margin requirements, for its derivative activities. In addition, implementation of, and compliance with, the swaps provisions of the Dodd-Frank Act by Dominion Gas’ counterparties could result in increased costs related to the Company’s derivative activities. Due to the ongoing rulemaking process, Dominion Gas is currently unable to assess the potential impact of the Dodd-Frank Act’s derivative-related provisions on its financial condition, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The matters discussed below may contain “forward-looking information” as described in “Forward-Looking Information” in this prospectus. The reader’s attention is directed to that section and “Risk Factors” in this prospectus for discussion of various risks and uncertainties that may impact Dominion Gas.

Market Risk Sensitive Instruments and Management

Dominion Gas’ financial instruments, commodity contracts and related financial derivative instruments are exposed to potential losses due to adverse changes in commodity prices, interest rates and equity security prices as described below. Commodity price risk is present in Dominion Gas’ procurement and marketing operations due to the exposure to market shifts in prices received and paid for natural gas and other commodities. Dominion Gas uses commodity derivative contracts to manage price risk exposures for these operations. Interest rate risk is generally related to future issuances of debt. In addition, Dominion Gas is exposed to investment price risk through various portfolios of equity and debt securities held to fund retirement plan obligations.

The following sensitivity analysis estimates the potential loss of future earnings or fair value from market risk sensitive instruments over a selected time period due to a 10% unfavorable change in commodity prices or interest rates.

Commodity Price Risk

To manage price risk, Dominion Gas primarily holds commodity-based financial derivative instruments held for non-trading purposes associated with purchases and sales of natural gas and other energy-related commodities.

The derivatives used to manage commodity price risk are executed within established policies and procedures and may include instruments such as futures, forwards and swaps that are sensitive to changes in the related commodity prices. For sensitivity analysis purposes, the hypothetical change in market prices of commodity-based financial derivative instruments is determined based on models that consider the market prices of commodities in future periods, the volatility of the market prices in each period, as well as the time value factors of the derivative instruments. Prices and volatility are principally determined based on observable market prices.

A hypothetical 10% unfavorable change in commodity prices of Dominion Gas’ non-trading commodity-based financial derivative instruments would have resulted in a decrease in fair value of approximately $10 million, $14 million and $26 million as of March 31, 2014, December 31, 2013 and December 31, 2012, respectively. The decline in sensitivity is largely due to decreased commodity derivative activity.

The impact of a change in energy commodity prices on Dominion Gas’ non-trading commodity-based financial derivative instruments at a point in time is not necessarily representative of the results that will be realized when the contracts are ultimately settled. Net losses from commodity derivative instruments used for hedging purposes, to the extent realized, will generally be offset by recognition of the hedged transaction, such as revenue from physical sales of the commodity.

Interest Rate Risk

Dominion Gas manages its interest rate risk exposure predominantly by maintaining a balance of fixed rate and variable rate debt. It may also enter into interest rate sensitive derivatives that are designated as fair value or cash flow hedges, including interest rate swaps and interest rate lock agreements. See Note 2 to the Audited Consolidated Financial Statements for additional information. As of March 31, 2014, December 31, 2013 and December 31, 2012, Dominion Gas had no interest rate swaps outstanding that were designated under fair value hedge accounting. A hypothetical 10% increase in short-term borrowing rates would not have had a material impact on interest expense for the three months ended March 31, 2014 or the years ended December 31, 2013 or December 31, 2012.

Dominion Gas may use forward-starting interest rate swaps and interest rate lock agreements as anticipatory hedges. As of March 31, 2014, Dominion Gas had $800 million in aggregate notional amount of these interest rate derivatives outstanding. A hypothetical 10% decrease in market interest rates would have resulted in a decrease of approximately $19 million in the fair value of Dominion Gas’ interest rate derivatives at March 31, 2014. As of December 31, 2013, Dominion Gas had $450 million in aggregate notional amount of these interest rate derivatives outstanding. A hypothetical 10% decrease in market interest rates would have resulted in a decrease of approximately $8 million in the fair value of Dominion Gas’ interest rate derivatives at December 31, 2013. As of December 31, 2012, Dominion Gas had $1 billion in aggregate notional amount of these interest rate derivatives outstanding. A hypothetical 10% decrease in market interest rates would have resulted in a decrease of approximately $12 million in the fair value of Dominion Gas’ interest rate derivatives at December 31, 2012.

The impact of a change in interest rates on Dominion Gas’ interest rate-based financial derivative instruments at a point in time is not necessarily representative of the results that will be realized when the contracts are ultimately settled. Net gains and/or losses from interest rate derivative instruments used for hedging purposes, to the extent realized, will generally be offset by recognition of the hedged transaction.

Investment Price Risk

The Dominion pension and other postretirement benefit plans in which Dominion Gas participates hold investments in trusts to fund employee benefit payments. Aggregate actual returns for the pension and other postretirement plan assets held for Dominion Gas employees represented by collective bargaining units, were $214 million in 2013 and $164 million in 2012, versus expected returns of $125 million and $112 million, respectively. Differences between actual and expected returns on plan assets are accumulated and amortized during future periods. As such, any investment-related declines in these trusts will result in future increases in the periodic cost recognized for such employee benefit plans and will be included in the determination of the amount of cash to be contributed to the employee benefit plans. As of December 31, 2013 and 2012, a hypothetical 0.25% decrease in the assumed long-term rates of return on these plan assets would result in an increase in Dominion Gas’ net periodic cost of approximately $3 million for pension benefits and $1 million for other postretirement benefits.

Risk Management Policies

Dominion Gas has established operating procedures with corporate management to ensure that proper internal controls are maintained. In addition, Dominion has established an independent function at the corporate level to monitor compliance with the credit and commodity risk management policies of all subsidiaries including Dominion Gas. Dominion Gas maintains credit policies that include the evaluation of a prospective counterparty’s financial condition, collateral requirements where deemed necessary and the use of standardized agreements that facilitate the netting of cash flows associated with a single counterparty. In addition, Dominion Gas also monitors the financial condition of existing counterparties on an ongoing basis. Based on these credit policies and Dominion Gas’ December 31, 2013 provision for credit losses, management believes that it is unlikely that a material adverse effect on Dominion Gas’ financial position, results of operations or cash flows would occur as a result of counterparty nonperformance.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Position with Dominion Gas	Age
Thomas F. Farrell II	Chairman and Chief Executive Officer	59
Mark F. McGettrick	Director, Executive Vice President and Chief Financial Officer	56
Paul D. Koonce	President	54
Mark O. Webb	Director, Vice President, General Counsel and Chief Risk Officer	50
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	46

Set forth below is biographical information about the directors and executive officers identified above as well as a description of the specific skills and qualifications of the directors.

Thomas F. Farrell II has served as the Chairman of the Board of Directors and CEO of Dominion Gas since September 2013. Mr. Farrell has also served as the Chairman of the Board of Directors of Dominion from April 2007 to date; the Chairman of the Board of Directors and CEO of Virginia Power from February 2006 to date and the President and CEO of Dominion from January 2006 to date. Mr. Farrell has served as a director of Altria Group, Inc. since 2008.

Mr. Farrell’s qualifications to serve as a director include his 18 years of industry experience as well as his legal expertise, having served as General Counsel for Dominion and Virginia Power and as a practicing attorney with a private firm. Mr. Farrell also has extensive community and public interest involvement and serves or has served on many non-profit and university foundations.

Mark F. McGettrick has served as a Director and Executive Vice President and CFO of Dominion Gas since September 2013. Mr. McGettrick has also served as Executive Vice President and CFO of Dominion and Virginia Power from June 2009 to date. He previously served as President and COO-Generation of Virginia Power from February 2006 to May 2009 and Executive Vice President of Dominion from April 2006 to May 2009.

Mr. McGettrick’s qualifications to serve as a director include his more than 30 years of power generation management and industry experience. He currently serves on the George Mason University board of visitors and is on the Board of Directors of the Dominion Foundation. Mr. McGettrick also has community and public interest involvement and serves or has served on many non-profit foundations and boards.

Paul D. Koonce has served as the President of Dominion Gas since September 2013. Mr. Koonce has also served as the Executive Vice President and Chief Executive Officer — Energy Infrastructure Group of Dominion from February 2013 to date and the President and COO of Virginia Power from June 2009 to date. Mr. Koonce previously served as the Executive Vice President of Dominion from April 2006 to February 2013.

Mark O. Webb has served as Vice President, General Counsel and Chief Risk Officer of Dominion Gas since January 2014. Mr. Webb has also served as Vice President, General Counsel and Chief Risk Officer of Dominion and Virginia Power from January 2014 to date. Mr. Webb previously served as Vice President and General Counsel of Dominion and Virginia Power from January 2013 to December 2013, Deputy General Counsel of Dominion Resources Services, Inc. (“DRS”) from July 2011 to December 2012, Director — Policy & Business Evaluation Alternative Energy Solutions of DRS from May 2009 to June 2011 and Deputy General Counsel of DRS from April 2004 to April 2009.

Mr. Webb’s qualifications to serve as a director include his more than 20 years of legal expertise as a practicing attorney with private firms and having served as General Counsel and Deputy General Counsel for

Dominion advising on a wide range of matters including securities and corporate finance, mergers and acquisitions, electric and gas regulation, alternative energy policy and litigation. He also has community service public interest involvement, including serving on non-profit foundations and boards.

Michele L. Cardiff has served as the Vice President, Controller and Chief Accounting Officer of Dominion Gas since March 2014. Ms. Cardiff has also served as the Vice President, Controller and Chief Accounting Officer of Dominion and Virginia Power from April 2014 to date. Ms. Cardiff previously served as the Vice President — Accounting of DRS from January 2014 to March 2014, Vice President and General Auditor of DRS from September 2012 to December 2013, Controller of Virginia Power from June 2009 to August 2012 and Assistant Controller of DRS from November 2008 to May 2009.

EXECUTIVE COMPENSATION

Compensation Committee Interlocks and Insider Participation

Dominion Gas is a wholly-owned subsidiary of Dominion. Dominion Gas’ Board of Directors is comprised of Messrs. Farrell, McGettrick and Webb. As executive officers of Dominion Gas and Dominion, Messrs. Farrell, McGettrick and Webb are not independent. Because Dominion Gas’ Board of Directors is not independent, there is not a separate compensation committee at the Dominion Gas level. Because all of our executive officers are employed by Dominion, all compensation paid to our executive officers was approved by Dominion’s Compensation, Governance and Nominating (“CGN”) Committee which is comprised entirely of independent directors.

None of Dominion Gas’ directors receive any compensation for services they provide as directors of Dominion Gas. No executive officer of Dominion or Dominion Gas serves as a member of another compensation committee or on the Board of Directors of any other company, one of whose executive officers serves as a member of Dominion’s CGN Committee, Dominion’s Board of Directors or Dominion Gas’ Board of Directors.

Compensation Discussion and Analysis

Because the CGN Committee effectively administers one compensation program for all of Dominion, the following discussion and analysis is based on Dominion’s overall compensation program.

This Compensation Discussion and Analysis (“CD&A”) explains the objectives and principles of Dominion’s executive compensation program, its elements and the way performance is measured, evaluated and rewarded. It also describes Dominion’s compensation decision-making process. Dominion’s executive compensation program is designed to pay for performance and plays an important role in Dominion’s success by linking a significant amount of compensation to the achievement of performance goals.

The program and processes generally apply to all of Dominion’s officers, but this discussion and analysis focuses primarily on compensation for the Named Executive Officers (“NEOs”) of Dominion Gas. During 2013, Dominion Gas’ NEOs were:

•	Thomas F. Farrell II, Chief Executive Officer;

•	Mark F. McGettrick, Executive Vice President and Chief Financial Officer;

•	Paul D. Koonce, President;

•	Robert M. Blue, Senior Vice President – Law, Public Policy & Environment; and

•	Ashwini Sawhney, Vice President – Accounting.

Messrs. Blue and Sawhney ceased to be officers of Dominion Gas effective January 1, 2014 and March 10, 2014, respectively.

The CGN Committee determines the compensation payable to officers of Dominion and its wholly-owned subsidiaries on an aggregate basis, taking into account all services performed by the officers, whether for Dominion or one or more of its subsidiaries. For purposes of reporting each NEO’s compensation from Dominion Gas in the Summary Compensation Table (and related tables that follow) below, the aggregate compensation for each NEO is pro-rated based on the ratio of services performed by the NEO for Dominion Gas and its subsidiaries to the NEO’s total services performed for all of Dominion. Three of Dominion Gas’ NEOs (Messrs. Farrell, McGettrick and Koonce) are also NEOs of Dominion. For the NEOs included in Dominion’s annual proxy statement, the amounts reported in the tables below are part of, and not in addition to, the aggregate compensation amounts that are reported for these NEOs in Dominion’s 2014 Proxy Statement.

The CD&A below discusses the CGN Committee’s decisions with respect to each NEO’s aggregate compensation for all services performed for all of Dominion, not just the pro-rated portion attributable to the NEO’s services for Dominion Gas and its subsidiaries.

Objectives of Dominion’s Executive Compensation Program and the Compensation Decision-making Process

Objectives

Dominion’s executive compensation philosophy is to provide a competitive total compensation program tied to performance and aligned with the interests of Dominion’s shareholders, employees and customers.

The major objectives of Dominion’s compensation program are to:

•	Attract, develop and retain an experienced and highly qualified management team;

•	Motivate and reward superior performance that supports Dominion’s business and strategic plans and contributes to the long-term success of the Company;

•	Align the interests of management with those of Dominion’s shareholders and customers by placing a substantial portion of pay at risk through performance goals that, if achieved, are expected to increase total shareholder return (“TSR”) and enhance customer service;

•	Promote internal pay equity; and

•	Reinforce Dominion’s four core values of safety, ethics, excellence and One Dominion – Dominion’s term for teamwork.

These objectives provide the framework for compensation decisions. To determine if Dominion is meeting the objectives of its compensation program, the CGN Committee reviews and compares Dominion’s actual performance to its short-term and long-term goals, strategies, and Dominion’s peer companies’ performance.

Dominion’s 2013 performance indicates that the design of Dominion’s compensation program is meeting these objectives. The NEOs have service with Dominion ranging from 8 to 34 years. Dominion has attracted, motivated and maintained a superior leadership team with skills, industry knowledge and institutional experience that strengthen their ability to act as sound stewards of Dominion’s shareholder dollars.

Dominion’s shareholders voted on an advisory basis on its executive compensation program (also known as Say on Pay) and approved it with a 96% vote at the 2013 Annual Meeting, which followed an approval by a 95% vote in 2012. The CGN Committee considered the very strong shareholder endorsement of Dominion’s executive compensation program in continuing the pay-for-performance program that is currently in place without any specific changes based on the vote. Unless Dominion’s Board of Directors modifies its policy on the frequency of future Say on Pay advisory votes, Dominion’s shareholders will have an opportunity annually to cast an advisory vote to approve Dominion’s executive compensation program. Dominion will ask its shareholders, on an advisory basis, to vote on the frequency of the Say on Pay vote at least once every six years, with the next advisory vote on frequency to be held no later than the 2017 Annual Meeting of Shareholders.

The Process for Setting Compensation

The CGN Committee is responsible for reviewing and approving NEO compensation and the overall executive compensation program. Each year, the CGN Committee reviews and considers a comprehensive assessment and analysis of the executive compensation program, including the elements of each NEO’s compensation, with input from management and the CGN Committee’s independent compensation consultants. As part of its assessment, the CGN Committee reviews the performance of the CEO and other executive officers, meets at least annually with the CEO to discuss succession planning for his position and the positions of

Dominion’s senior officers, reviews executive officer share ownership guidelines and compliance, and establishes compensation programs designed to achieve Dominion’s objectives.

The Role of the Independent Compensation Consultant

In June 2013, the CGN Committee retained Frederick W. Cook & Co. (“Cook & Co.”) as its independent compensation consultant to advise the CGN Committee on executive and director compensation matters. The CGN Committee’s consultant:

•	Attends meetings as requested by the CGN Committee, either in person or by teleconference;

•	Communicates directly with the chairman of the CGN Committee outside of the CGN Committee meetings as needed;

•	Participates in CGN Committee executive sessions without the CEO present to discuss CEO compensation and any other relevant matters, including the appropriate relationship between pay and performance and emerging trends;

•	Reviews and comments on proposals and materials prepared by management and answers technical questions, as requested; and

•	Generally reviews and offers advice as requested by or on behalf of the CGN Committee regarding other aspects of Dominion’s executive compensation program, including best practices and other matters.

Prior to the engagement of Cook & Co., Pearl Myer & Partner (“PM&P”) served as the independent compensation consultant to the CGN Committee. During 2013, the CGN Committee reviewed and assessed the independence of both PM&P and Cook & Co. and concluded that neither PM&P’s nor Cook & Co.’s work raised any conflicts of interest. Cook & Co. did not provide any additional services to Dominion during 2013, and for the period in 2013 for which PM&P served as the CGN Committee’s independent consultant, PM&P also did not provide any additional services to Dominion.

Management’s Role in Dominion’s Process

Although the CGN Committee has the responsibility to approve and monitor all compensation for the NEOs, management plays an important role in determining executive compensation. Under the direction of Dominion’s management, internal compensation specialists provide the CGN Committee with data, analysis and counsel regarding the executive compensation program, including an ongoing assessment of the effectiveness of the program, peer practices, and executive compensation trends and best practices. Dominion’s management, along with the internal compensation and financial specialists, assist in the design of the incentive compensation plans, including performance target recommendations consistent with the strategic goals of the company, and recommendations for establishing the peer group. Dominion’s management also works with the chairman of the CGN Committee to establish the agenda and prepare meeting information for each CGN Committee meeting.

As discussed previously, the CEO is responsible for reviewing senior officer succession plans with the CGN Committee on an annual basis. He is also responsible for reviewing the performance of the other senior officers, including the other NEOs, with the CGN Committee at least annually. He makes recommendations on the compensation and benefits for the NEOs (other than himself) to the CGN Committee and provides other information and advice as appropriate or as requested by the CGN Committee, but all decisions are ultimately made by the CGN Committee.

The Compensation Peer Group

The CGN Committee uses two peer groups for executive compensation purposes. The Compensation Peer Group is used to assess the competitiveness of the compensation of the NEOs of Dominion. A separate

Performance Grant Peer Group is used to evaluate the relative performance of Dominion for purposes of the long-term incentive program (“LTIP”). (See 2013 Performance Grants and Performance Grant Peer Group for additional information.)

In the fall of each year, the CGN Committee reviews and approves the Compensation Peer Group of companies. In selecting the Compensation Peer Group, Dominion uses a methodology that identifies companies in its industry that compete for customers, executive talent and investment capital. Dominion screens this group based on size and usually eliminates companies that are much smaller or larger than Dominion’s size in revenues, assets or market capitalization. Dominion also considers the geographic locations and the regulatory environment in which potential peer companies operate.

Dominion’s Compensation Peer Group is generally consistent from year to year, with merger and acquisition activity being the primary reason for any changes. No changes were made to the Compensation Peer Group for 2013. Dominion’s Compensation Peer Group for 2013 was comprised of the following companies:

Ameren Corporation American Electric Power Company, Inc. CMS Energy Corporation DTE Energy Company Duke Energy Corporation Entergy Corporation Exelon Corporation	FirstEnergy Corp. NextEra Energy, Inc. NiSource Inc. PPL Corporation Public Service Enterprise Group Incorporated The Southern Company Xcel Energy Inc.

The CGN Committee and management use the Compensation Peer Group to: (i) compare Dominion’s stock and financial performance against these peers using a number of different metrics and time periods to evaluate how Dominion is performing as compared to its peers; (ii) analyze compensation practices within the industry; (iii) evaluate peer company practices and determine peer median and 75th percentile ranges for base pay, annual incentive pay, long-term incentive pay and total direct compensation, both generally and for specific positions; and (iv) compare benefits and perquisites. In setting the levels for base pay, annual incentive pay, long-term incentive pay and total direct compensation, the CGN Committee also takes into consideration Dominion’s size compared with the median of the Compensation Peer Group and the complexity of its business.

Survey and Other Data

Dominion does not benchmark or otherwise use broad-based market data as the basis for compensation decisions for the NEOs. Survey compensation data and information on local companies with whom Dominion competes for talent and other companies with comparable market capitalization to Dominion are used only to provide a general understanding of compensation practices and trends. The CGN Committee takes into account individual and company-specific factors, including internal pay equity, along with data from the Compensation Peer Group, in establishing compensation opportunities. The CGN Committee believes this reflects Dominion’s specific needs in its distinct competitive market and with respect to its size and complexity versus its peers.

Compensation Design and Risk

Dominion’s management, including Dominion’s Chief Risk Officer and other executives, annually reviews the overall structure of Dominion’s executive compensation program and policies to ensure they are consistent with effective management of enterprise key risks and that they do not encourage executives to take unnecessary or excessive risks that could threaten the value of the enterprise. With respect to the programs and policies that apply to the NEOs, this review includes:

•	Analysis of how different elements of the compensation programs may increase or mitigate risk-taking;

•	Analysis of performance metrics used for short-term and long-term incentive programs and the relation of such incentives to the objectives of the company;

•	Analysis of whether the performance measurement periods for short-term and long-term incentive compensation are appropriate; and

•	Analysis of the overall structure of compensation programs as related to business risks.

Among the factors considered in management’s assessment are: (i) the balance of the overall program design, including the mix of cash and equity compensation; (ii) the mix of fixed and variable compensation; (iii) the balance of short-term and long-term objectives of incentive compensation; (iv) the performance metrics, performance targets, threshold performance requirements and capped payouts related to incentive compensation; (v) the clawback provision on incentive compensation; (vi) Dominion’s share ownership guidelines, including share ownership levels and retention practices and prohibitions on hedging, pledging, and other derivative transactions related to Dominion stock; (vii) the CGN Committee’s ability to exercise negative discretion to reduce the amount of the annual incentive award; and (viii) internal controls and oversight structures in place at Dominion.

Management reviewed and provided the results of this assessment to the CGN Committee. Based on this review, the CGN Committee believes that Dominion’s well-balanced mix of salary and short-term and long-term incentives, as well as the performance metrics that are included in the incentive programs, are appropriate and consistent with Dominion’s risk management practices and overall strategies.

Other Tools

The CGN Committee uses a number of tools in its annual review of the compensation of Dominion’s CEO and other NEOs, including charts illustrating the total range of payouts for each performance-based compensation element under a number of different scenarios; spreadsheets showing the cumulative dollar impact on total direct compensation that could result from implementing proposals on any single element of compensation; graphs demonstrating the relationship between the CEO’s pay and that of the next highest-paid officer and Dominion’s NEOs as a group; and other information the CGN Committee may request in its discretion. Management’s internal compensation specialists provide the CGN Committee with detailed comparisons of the design and features of Dominion’s long-term incentive and other executive benefit programs with available information regarding similar programs at the companies in the Compensation Peer Group. These tools are used as part of the overall process to ensure that the compensation program results in appropriate pay relationships as compared to Dominion’s peer companies and internally among the NEOs, and that an appropriate balance of at-risk, performance-based compensation is maintained to support the program’s core objectives. No material adjustments were made to the NEO’s compensation as a result of using these tools.

Elements of Dominion’s Compensation Program

The executive compensation program consists of four basic elements:

Pay Element	Primary Objectives	Key Features & Behavioral Focus
Base Salary	• Provide competitive level of fixed cash compensation for performing day-to-day responsibilities • Attract and retain talent	• Generally targeted at or slightly above peer median, with individual and company-wide considerations • Rewards individual performance and level of experience

Annual Incentive Plan

•   Provide competitive level of at-risk cash compensation for achievement of short-term financial and operational goals

•   Align short-term compensation with annual budget, earnings goals, business plans and core values

•   Cash payments based on achievement of annual financial and individual operating and stewardship goals

•   Rewards achievement of annual financial goals for Dominion as well as business unit and individual goals selected to support longer-term strategies

Pay Element	Primary Objectives	Key Features & Behavioral Focus
Long-Term Incentive Program	• Provide competitive level of at-risk compensation for achievement of long-term performance goals • Create long-term shareholder value • Retain talent and support the succession planning process

•   A 50/50 combination of performance-based cash and restricted stock awards

•   Encourages and rewards officers for making decisions and investments that create long-term shareholder value as reflected in superior relative total shareholder returns, as well as achieving desired returns on invested capital

Employee and Executive Benefits

•   Provide competitive retirement and other benefit programs that attract and retain highly qualified individuals

•   Provide competitive terms to encourage officers to remain with Dominion during any potential change in control to ensure an orderly transition of management

•   Includes company-wide benefit programs, executive retirement plans, limited perquisites, and change in control and other agreements, supplemented with non-compete provisions in the non-qualified retirement plans

•   Encourages officers to remain with Dominion long-term and to act in the best interests of shareholders, even during any potential change in control

Factors in Setting Compensation

As part of the process of setting compensation targets, approving payouts and designing future programs, the CGN Committee evaluates Dominion’s overall performance versus its business plans and strategies, its short-term and long-term goals and the performance of its peer companies. In addition to considering Dominion’s overall performance for the year, the CGN Committee takes into consideration several individual factors for each NEO that are not given any specific weighting in setting each element of compensation, including:

•	An officer’s experience and job performance;

•	The scope, complexity and significance of responsibility for a position, including any differences from peer company positions;

•	Internal pay equity considerations, such as the relative importance of a particular position or individual officer to Dominion’s strategy and success, and comparability to other officer positions at Dominion;

•	Retention and market competitive concerns; and

•	The officer’s role in any succession plan for other key positions.

The CGN Committee evaluates each NEO’s base salary, total cash compensation (base salary plus target Annual Incentive Plan (“AIP”) award) and total direct compensation (base salary plus target AIP award plus target long-term incentive award) against data from the Compensation Peer Group to ensure the compensation levels are appropriately competitive. It does not, however, target these compensation levels at a particular percentile or range of the peer group data. For Mr. Blue, the same evaluation process is performed using the Towers Watson CDB General Industry Executive, Towers Watson CDB Energy Services Executive, Mercer Energy Industry – General Benchmark, Aon Hewitt IEHRA Energy Industry, Hildebrandt Law and the Equilar Top 25-Greater than $15 billion surveys instead of peer group data. For Mr. Sawhney, the same evaluation process is performed using the Towers Watson CDB General Industry Executive, Towers Watson CDB Energy Services Executive, AonHewitt IEHRA Energy Industry, Mercer Executive and the Equilar Top 25-Energy surveys instead of peer group data. See Exhibit 99.1 for a listing of the companies included in the surveys. As part of this analysis, the CGN Committee also takes into account Dominion’s size, including market capitalization and price to earnings ratio, and complexity compared to the companies in the Compensation Peer Group, as well as the tenure of the NEO as compared to executives in a similar position in a Compensation Peer Group company.

CEO Compensation Relative to Other NEOs

Mr. Farrell participates in the same compensation programs and receives compensation based on the same philosophy and factors as the other NEOs. Application of the same philosophy and factors to Mr. Farrell’s position results in overall CEO compensation that is significantly higher than the compensation of the other NEOs. His compensation is commensurate with his greater responsibilities and decision-making authority, broader scope of duties encompassing the entirety of the Company (as compared to the other NEOs who are responsible for significant but distinct areas within Dominion) and his overall responsibility for corporate strategy. His compensation also reflects his role as the principal corporate representative to investors, customers, regulators, analysts, legislators, industry and the media.

Dominion considers CEO compensation trends as compared to the next highest-paid officer, as well as to other executive officers as a group, over a multi-year period to monitor the ratio of Mr. Farrell’s pay relative to the pay of other executive officers based on (i) salary only and (ii) total direct compensation. Dominion also compares the individual compensation components for Mr. Farrell to that of Dominion’s peers, in addition to the other factors listed above, for CGN Committee consideration of year-to-year trends and comparisons with Dominion’s peers. The CGN Committee did not make any adjustments to the compensation of any NEOs based on this review for 2013.

Allocation of Total Direct Compensation in 2013

Consistent with Dominion’s objective to reward strong performance based on the achievement of short-term and long-term goals, a significant portion of total cash and total direct compensation is at risk. Approximately 88% of Mr. Farrell’s targeted 2013 total direct compensation is performance-based, tied to pre-approved performance metrics, including relative TSR and return on invested capital (“ROIC”), or tied to the performance of Dominion stock. For the other NEOs, performance-based and stock-based compensation ranges from 61% to 81% of targeted 2013 total direct compensation. This compares to an average of approximately 55% of targeted compensation at risk for most of officers at the vice president level and an average of approximately 12% of total pay at risk for non-officer employees.

The charts below illustrate the elements of targeted total direct compensation opportunities in 2013 for Mr. Farrell and the average of the other NEOs as a group and the allocation of such compensation among base salary, targeted 2013 AIP award and targeted 2013 long-term incentive compensation.

Base Salary

Base salary compensates officers, along with the rest of the workforce, for committing significant time to working on Dominion’s behalf. Base salary may be adjusted, as appropriate, to keep salaries in line and competitive with the Compensation Peer Group and to reflect changes in responsibility, including promotions. Base salary adjustments are also a motivational tool to acknowledge and reward excellent individual performance, special skills, experience, the strategic impact of a position relative to other Dominion executives and other relevant considerations.

The primary goal is to compensate officers at a level that best achieves Dominion’s objectives and reflects the considerations discussed above. Dominion believes that an overall goal of targeting base salary at or slightly above the Compensation Peer Group median is a conservative but appropriate target for base pay. However, an individual’s compensation may be below or above Dominion’s target range based on a number of factors such as performance, tenure, and other factors explained above in Factors in Setting Compensation. In addition to being ranked above the Compensation Peer Group median in 2013 in terms of market capitalization and at median for revenues and assets, the scope of Dominion’s business operations is complex and unique in its industry. Successfully managing such a broad and complex business requires a skilled and experienced management team. Dominion believes it would not be able to successfully recruit and retain such a team if the base pay for officers was generally below the Compensation Peer Group median.

The CGN Committee approved a modest base salary increase for most officers, including a 3% base salary increase for Messrs. Farrell and Koonce, a 5% base salary increase for Messrs. McGettrick and Blue and a 10% base salary increase for Mr. Sawhney effective March 1, 2013. In determining the base salary increase for Mr. McGettrick, the CGN Committee took into consideration Mr. McGettrick’s overall performance, the broader scope of his responsibilities in comparison to the business unit CEOs and his role in developing financing strategies to support Dominion’s long-term growth plan. For Messrs. Blue and Sawhney, the CGN Committee assessed the scope of each of their responsibilities and relative positions of base pay below market median in determining each of their base salary increases. Effective January 1, 2013, the CGN Committee increased Mr. Koonce’s base salary 10% to recognize his increased responsibility as CEO of Dominion’s Energy Infrastructure Group, with the Dominion Energy business unit reporting to him in addition to the Dominion Virginia Power (“DVP”) business unit.

Annual Incentive Plan

Overview

The AIP plays an important role in meeting Dominion’s overall objective of rewarding strong performance. The AIP is a cash-based program focused on short-term goal accomplishments and is designed to:

•	Tie interests of shareholders, customers and employees closely together;

•	Focus the workforce on company, operating group, team and individual goals that ultimately influence operational and financial results;

•	Reward corporate and operating unit earnings performance;

•	Reward safety, diversity and other operating and stewardship goal successes;

•	Emphasize teamwork by focusing on common goals;

•	Appropriately balance risk and reward; and

•	Provide a competitive total compensation opportunity.

Target Awards

An NEO’s compensation opportunity under the AIP is based on a target award. Target awards are determined as a percentage of a participant’s base salary (for example, 85% of base salary). The target award is the amount of cash that will be paid if the plan is funded at the full funding target set for the year and a participant achieves a score of 100% for the payout goals. Participants who retire during the plan year are eligible to receive a prorated payment of their AIP award after the end of the plan year based on final funding and goal achievement. Participants who voluntarily terminate employment during the plan year and who are not eligible to retire (before attainment of age 55) generally forfeit their AIP award.

AIP target award levels are established based on a number of factors, including historical practice, individual and company performance and internal pay equity considerations, and are compared against Compensation Peer Group data to ensure the appropriate competitiveness of an NEO’s total cash compensation opportunity. However, as discussed above, AIP target award levels are not targeted at a specific percentile or range of the peer group data. AIP target award levels are also consistent with the intent to have a significant portion of NEO compensation at risk. Except for Mr. Blue, there were no changes to the AIP targets from 2012 as a percentage of salary for any NEO for 2013. Mr. Blue’s AIP target increased from 60% in 2012 to 70% in 2013 based on his scope of responsibilities and below market position for his role.

Name	2013 AIP Target Award*
Thomas F. Farrell II	125%
Mark F. McGettrick	100%
Paul D. Koonce	90%
Robert M. Blue	70%
Ashwini Sawhney	50%
*	As a % of base salary

Funding of the 2013 AIP

Funding of the 2013 AIP was based solely on consolidated operating earnings per share, with potential funding ranging from 0% to 200% of the target funding. Consolidated operating earnings are Dominion’s reported earnings determined in accordance with GAAP, adjusted for certain items. Dominion believes that by placing a focus on pre-established consolidated operating earnings per share targets, it increases employee awareness of the Company’s financial objectives and encourages behavior and performance that will help achieve these objectives.

For the 2013 AIP, the CGN Committee established a full funding target at 100% for the NEOs of operating earnings per share between $3.05 and $3.35, inclusive of funding for all plan participants. The maximum funding target of 200% was set at $3.50 operating earnings per share, and no funding if operating earnings were less than $3.00 per share (threshold), with the CGN Committee retaining negative discretion to determine the final funding level for the NEOs. Full funding means that the AIP is 100% funded and participants can receive their full targeted AIP payout if they achieve a score of 100% for their particular goal package, as described below in How AIP Payouts Are Determined. At the maximum plan funding level of 200%, the NEOs can earn up to two times their targeted AIP payout, subject to achievement of their individual goal packages.

Dominion’s consolidated operating earnings for the year ended December 31, 2013 were $1.88 billion or $3.25 per share which met the target goal for 100% funding.* Consolidated reported earnings in accordance with GAAP for the year ended December 31, 2013, were $1.70 billion or $2.93 per share.

*

Reconciliation of 2013 Consolidated Operating Earnings to Reported Earnings. The following items, which are net of tax, are included in Dominion’s 2013 reported earnings, but are excluded from consolidated operating earnings: $92 million net loss from discontinued operations of two merchant power stations (Brayton Point & Kincaid) which were sold in third quarter 2013; $109 million net charge related to an impairment of certain natural gas infrastructure assets and the repositioning of Producer Services; $28 million charge in connection with the Virginia State Corporation Commission’s final ruling associated with its biennial review of Virginia Power’s base rates for 2011-2012 test years; $17 million charge associated with Dominion’s operating expense reduction initiative, primarily severance pay and other employee-related costs; $49 million net gain related to Dominion’s investments in nuclear decommissioning trust funds; $30 million benefit due to a downward revision in the nuclear decommissioning asset retirement obligations for certain merchant nuclear units that are no longer in service; and $17 million net expense related to other items.

How AIP Payouts are Determined

For the officers who are also NEOs of Dominion, payout of funded AIP awards is contingent solely on the achievement of the consolidated operating financial funding goal with the CGN Committee retaining negative discretion to lower the earned payout as it deems appropriate, taking into consideration the accomplishment of the discretionary consolidated financial, business unit financial and operating and stewardship goals, including safety and diversity goals. The percentage allocated to each category of discretionary goals represents the percentage of the funded award subject to the performance of that goal. Officer goals are weighted according to their responsibilities. The overall score cannot exceed 100%.

The consolidated operating financial goal is the same as the funding goal and, as noted, was fully achieved for the 2013 AIP. Business unit financial goals provide a line-of-sight performance target for officers within a business unit and, on a combined basis, support the consolidated operating earnings target for Dominion. Operating and stewardship goals provide line-of-sight performance targets that may not be financial and that can be customized for each individual or by segments of each business unit. Operating and stewardship goals promote the core values of safety, ethics, excellence and teamwork, which in turn contribute to Dominion’s financial success.

The discretionary payout goals adopted by each of the Dominion NEOs which may be considered by the CGN Committee to reduce the Dominion NEOs’ final payout are described under 2013 AIP Payouts and the weightings applied to those goals are shown in the table below. Messrs. Blue and Sawhney are not NEOs of Dominion and therefore, have goals that determine their final payout scores as described under 2013 AIP Payouts. The associated weightings that apply to those goals are shown in the table below.

	Consolidated Financial Goal	Business Unit Financial Goals	Operating and Stewardship Goals
			Safety	Diversity	Other O & S Goals
Thomas F. Farrell II	90%	—	5%	5%	—
Mark F. McGettrick	90%	—	5%	5%	—
Paul D. Koonce	45%	45%	5%	5%	—
Robert M. Blue	20%	45%	5%	5%	25%
Ashwini Sawhney	20%	45%	5%	5%	25%

2013 AIP Payouts

The formula for calculating an award is:

Dominion’s operating earnings per share for the year ended December 31, 2013 was $3.25, which met the target AIP payout goal for Dominion NEOs of achievement of consolidated operating earnings between $3.05 and $3.35 per share for the year ended December 31, 2013. The CGN Committee approved a payout score of 100% for Messrs. Farrell and McGettrick and exercised negative discretion to reduce Mr. Koonce’s payout score to 99.97% for a missed safety goal at DVP which is discussed below. As noted above, the payouts for the Dominion NEOs are based solely on the accomplishment of the consolidated operating financial funding goal.

The achievement of these discretionary goals is applied only to the extent the CGN Committee deems it appropriate to take these goals in consideration in its exercise of negative discretion to reduce the final payout of the Dominion NEOs. The CGN Committee also approved 100% funding and 100% goal accomplishment for Messrs. Blue and Sawhney.

In addition to satisfying the consolidated operating earnings target, each of the business units reached its respective financial target as well, as are shown below:

Business Unit	Goal Threshold (Net Income)	Goal 100% Payout (Net Income)	Actual 2013 (Net Income)
(Million/$)
Dominion Energy	$499	$624	$643
Dominion Resources Services *	529	481	445
*	Dominion Resources Services’ officers carry a pre-tax expense goal rather than an earnings goal.

With respect to Messrs. Farrell, McGettrick, Blue and Sawhney, the DRS business unit met its safety goal of four or fewer OSHA recordable incidents with an incidence rate of 0.15 or less. Mr. Koonce is part of the DVP and Dominion Energy business units. DVP fell short of the target OSHA incidence rate of 1.21 with an actual rate of 1.22, but the OSHA incidence rate of 1.59 for the Dominion Energy business unit was met. DVP and Dominion Energy met the lost time/restricted duty rates of 0.30 and 0.58, respectively.

Each of the Dominion NEOs met his discretionary diversity goal relating to one or more of the following areas: talent review, internship program improvements, recruitment and retention process improvements, and workforce training. Messrs. Blue and Sawhney also met their diversity payout goals in one or more of the above listed areas, including leadership development strategies and coaching sessions.

In addition, Mr. Blue met the following goals within the operating and stewardship category: environmental compliance plans and training for DRS; maximizing legislative opportunities on energy and environmental bills and tax policy; effective corporate communications; and cost control and efficiency measures within the law department. Mr. Sawhney met his operating and stewardship goals for process improvements within the accounting organization including implementation plans; education and training across the accounting organization related to issues and activities impacting Dominion; and reduction in non-remediated Sarbanes-Oxley deficiencies.

Amounts earned under the 2013 AIP for each NEO are shown below and are reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

Name	Base Salary		Target Award*		Funding %		Total Payout Score %		2013 AIP Payout
Thomas F. Farrell II	$172,662	X	125%	X	100%	X	100%	=	$215,828
Mark F. McGettrick	124,865	X	100%	X	100%	X	100%	=	124,865
Paul D. Koonce	235,762	X	90%	X	100%	X	99.97%	=	212,122
Robert M. Blue	75,119	X	70%	X	100%	X	100%	=	52,583
Ashwini Sawhney	53,479	X	50%	X	100%	X	100%	=	26,740
*	As a % of base salary.

Note: The NEOs included in this table perform services for more than one subsidiary of Dominion. Compensation for the NEOs listed in the table reflects only the applicable portion related to their service for Dominion Gas and its subsidiaries in the year presented.

Mr. Koonce’s payout score was calculated as follows:

Name	Consolidated Financial Goal Accomplishment		Goal Weighting		Business Unit Financial Goal Accomplishment		Goal Weighting		Operating/ Stewardship Goal Accomplishment		Goal Weighting		Total Payout Score
Paul D. Koonce	100%	X	45%	+	100%	X	45%	+	99.7%	X	10%	=	99.97%

Long-Term Incentive Program

Overview

Dominion’s LTIP is designed to focus on Dominion’s longer-term strategic goals and the retention of its executives. Each long-term incentive award consists of two components: 50% of the award is a full value equity award in the form of restricted stock with time-based vesting and the other 50% is a performance-based cash award. Dominion believes restricted stock serves as a strong retention tool and also creates a focus on Dominion’s stock price to further align the interests of officers with the interests of its shareholders and customers. The performance-based award encourages and rewards officers for making decisions and investments that create and maintain long-term shareholder value and benefit Dominion’s customers. For those officers who have made substantial progress toward their share ownership guidelines, the performance-based award is in the form of a cash performance grant. Officers who have not achieved 50% of their targeted share ownership guideline receive goal-based stock performance grants instead of a cash performance grant. Dividend equivalents are not paid on any performance-based grants. Because officers are expected to retain ownership of shares upon vesting of restricted stock awards, as explained in Share Ownership Guidelines, the long-term cash performance grant balances the program and allows a portion of the long-term incentive award to be accessible to the NEOs during the course of their employment. As all of the NEOs have satisfied their full targeted share ownership, all of the NEOs received the performance-based component of their 2013 long-term incentive award in the form of a cash performance grant.

The CGN Committee approves long-term incentive awards in January each year with a grant date in early February. This process ensures incentive-based awards are made at the beginning of the performance period and shortly after the public disclosure of Dominion’s earnings for the prior year. Like the AIP target award levels discussed above, long-term incentive target award levels are established based on a number of factors, including historical practice, individual and company performance, and internal pay equity considerations, and are compared against Compensation Peer Group data to ensure the appropriate competitiveness of an NEO’s total direct compensation opportunity. However, as discussed above, long-term incentive target award levels were not targeted at a specific percentile or range of the Compensation Peer Group data, nor was market survey data a factor in setting long-term incentive target award levels for 2013.

As part of the CGN Committee’s review of Dominion’s LTIP, the target 2013 long-term incentive award was increased for generally all officers, including each of the NEOs. This was the first general increase in target awards since the LTIP began in 2006. The increased target award levels reflected the CGN Committee’s continued desire to place a significant portion of the NEO’s pay at risk, provide total direct compensation that is competitive, and place ongoing focus on achieving Dominion’s long-term growth plan as discussed further below.

The CGN Committee strongly believes in pay for performance and recognizes that Dominion’s continued strong absolute and relative TSR is due substantially in part to the contributions of senior management under the leadership of Dominion’s CEO, Mr. Farrell. In determining the target long-term incentive awards for each of the NEOs, the CGN Committee took into consideration, among many factors, the continued superior performance by each of the NEOs, industry competitiveness for personnel, the NEO’s tenure with the Company and in his current position and the scope of the NEO’s responsibilities.

The CGN Committee also considered the need for continued focus by the NEOs on Dominion’s long-term growth plan which involves all of the business units of the company and is expected to include approximately

$14 billion in investment from 2014 to 2018 to grow its energy infrastructure. In addition, in determining Mr. Farrell’s target long-term incentive award, the CGN Committee also considered Mr. Farrell’s experience as CEO, Dominion’s strong performance under his leadership, the successful advancement of Dominion’s long-term initiatives, the complexity of Dominion’s business, and other factors.

As a result of these considerations, the CGN Committee approved the following target long-term incentive awards for the NEOs for 2013:

Name	2013 Performance Grant	2013 Restricted Stock Grant	2013 Total Target Long-Term Incentive Award	2012 Total Target Long-Term Incentive Award
Thomas F. Farrell II	$535,080	$535,080	$1,070,160	$891,800
Mark F. McGettrick	203,246	203,246	406,492	369,538
Paul D. Koonce	289,897	289,897	579,794	507,195
Robert M. Blue	43,200	43,200	86,400	69,120
Ashwini Sawhney	27,795	27,795	55,590	46,325

Note: The NEOs included in this table perform services for more than one subsidiary of Dominion. Compensation for the NEOs listed in the table reflects only the applicable portion related to their service for Dominion Gas and its subsidiaries in the year presented.

Information regarding the fair value of the 2013 restricted stock grants and target cash performance grants for the NEOs is provided in the Grants of Plan-Based Awards table.

2013 Restricted Stock Grants

All officers received a restricted stock grant on February 1, 2013 based on the stated dollar value above. The number of shares awarded was determined by dividing the stated dollar value by the closing price of Dominion’s common stock on February 1, 2013. The grants have a three-year vesting term, with cliff vesting at the end of the restricted period on February 1, 2016. Dividends are paid to officers during the restricted period. The grant date fair value and vesting terms of the 2013 restricted stock grant awards made to the NEOs are disclosed in the Grants of Plan-Based Awards table and related footnotes.

2013 Performance Grants

In January 2013, the CGN Committee approved cash performance grants for the NEOs, effective February 1, 2013. The performance period commenced on January 1, 2013 and will end on December 31, 2014. The 2013 performance grants are denominated as a target award, with potential payouts ranging from 0% to 200% of the target based on Dominion’s TSR relative to the Philadelphia Stock Exchange Utility Index and ROIC, weighted equally. (See Performance Grant Peer Group for additional information on the Philadelphia Stock Exchange Utility Index.)

The TSR metric was selected to focus officers on long-term shareholder value when developing and implementing their strategic plans and in turn, reward management based on the achievement of TSR levels as measured relative to the Performance Grant Peer Group. The ROIC metric was selected to reward officers for the achievement of expected levels of return on Dominion’s investments. Dominion believes an ROIC measure encourages management to choose the right investments, and with those investments, to achieve the highest returns possible through prudent decisions, management and control of costs. The target awards and vesting terms of the 2013 performance grants made to the NEOs are disclosed in the Grants of Plan-Based Awards table and related footnotes.

Performance Grant Peer Group

The CGN Committee approved measuring TSR performance for the 2013 performance grants against the TSR of the companies listed as members of the Philadelphia Stock Exchange Utility Index at the end of the performance period (the “Performance Grant Peer Group”). In selecting the Philadelphia Stock Exchange Utility Index, the CGN Committee took into consideration that the companies represented in the Philadelphia Stock Exchange Utility Index are similar to those companies currently included in Dominion’s Compensation Peer Group and the index itself is a recognized published index whose members are determined externally and independently from Dominion. The companies in the Philadelphia Stock Exchange Utility Index at the grant date of the 2013 performance grants were as follows:

The AES Corporation

Ameren Corporation

American Electric Power Company, Inc.

CenterPoint Energy, Inc.

Consolidated Edison, Inc.

Covanta Holding Corporation

DTE Energy Company

Duke Energy Corporation

Edison International

El Paso Electric Company

Entergy Corporation

Exelon Corporation

FirstEnergy Corp.

NextEra Energy, Inc.

Northeast Utilities

PG&E Corporation

Public Service Enterprise Group Incorporated

The Southern Company

Xcel Energy Inc.

Payout Under 2012 Performance Grants

In February 2014, final payouts were made to officers who received cash performance grants in February 2012, including the NEOs. The 2012 performance grants were based on two goals: TSR for the two-year period ended December 31, 2013 relative to the companies in the Philadelphia Stock Exchange Utility Index as of the end of the performance period (weighted 50%) and ROIC for the same two-year period (weighted 50%).

•	Relative TSR (50% weighting). TSR is the difference between the value of a share of common stock at the beginning and end of the two-year performance period, plus dividends paid as if reinvested in stock. For this metric, Dominion’s TSR is compared to TSR levels of the companies in the Philadelphia Stock Exchange Utility Index as of the end of the same two-year period. The relative TSR targets and corresponding payout scores for the 2012 performance grant were as follows:

Relative TSR Performance Percentile Ranking	Percentage Payout of TSR Percentage*
85th or above	200%
50th	100%
25th	50%
Below 25th	0%
*	TSR weighting is interpolated between the top and bottom of the percentages within a quartile. A minimum payment of 25% of the TSR percentage will be made if the TSR performance is at least 10% on a compounded annual basis for the performance period, regardless of relative performance.

Actual relative TSR performance for the 2012-2013 period was in the 84th percentile which produced a payout of 197.7%. Dominion’s TSR for the two-year period ended December 31, 2013 was 32.0%.

•	ROIC (50% weighting). ROIC reflects Dominion’s total return divided by average invested capital for the performance period. The ROIC goal at target is consistent with the strategic plan/annual business plan as approved by Dominion’s Board of Directors. For this purpose, total return is Dominion’s consolidated operating earnings plus its after-tax interest and related charges, plus preferred dividends. Dominion designed its 2012 ROIC goals to provide 100% payout if it achieved an ROIC between 7.44% and 7.62% over the two-year performance period. The ROIC performance targets and corresponding payout scores for the 2012 performance grant were as follows:

ROIC Performance	Percentage Payout of ROIC Component*
7.80% and above	200%
7.44% – 7.62%	100%
7.26%	50%
Below 7.26%	0%
*	ROIC percentage payout is interpolated between the top and bottom of the percentages for any range.

Actual ROIC performance for the 2012-2013 period was 7.25%, which was below the threshold and resulted in no payout for the ROIC component of the award.

Based on the achievement of the TSR and ROIC performance goals, the CGN Committee approved a 98.9% payout for the 2012 performance grants. The following table summarizes the achievement of the 2012 performance goals:

Measure	Goal Weight%		Goal Achievement%		Payout%
Relative TSR	50%	X	197.7%	=	98.9%
ROIC	50%	X	0.0%	=	0.0%

Combined Overall Performance Score					98.9%

The resulting payout amounts for the NEOs for the 2012 performance grants are shown below and are also reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

Name	2012 Performance Grant Award		Overall Performance Score		Calculated Performance Grant Payout
Thomas F. Farrell II	$445,900	X	98.9%	=	$440,995
Mark F. McGettrick	184,769	X	98.9%	=	182,737
Paul D. Koonce	253,598	X	98.9%	=	250,808
Robert M. Blue	34,560	X	98.9%	=	34,180
Ashwini Sawhney	23,163	X	98.9%	=	22,908

Note: The NEOs included in this table perform services for more than one subsidiary of Dominion. Compensation for the NEOs listed in the table reflects only the applicable portion related to their service for Dominion Gas and its subsidiaries in the year presented.

Employee and Executive Benefits

Benefit plans and limited perquisites compose the fourth element of Dominion’s compensation program. These benefits serve as a retention tool and reward long-term employment.

Retirement Plans

Dominion sponsors two types of tax-qualified retirement plans for eligible non-union employees, including the NEOs: a defined benefit pension plan (the “Dominion Pension Plan”) and a defined contribution 401(k) savings plan. The NEOs, as employees hired before 2008, are eligible for a pension benefit upon attainment of retirement age based on a formula that takes into account final compensation and years of service. They also receive a cash retirement benefit under which the company contributes 2% of each participant’s compensation to a special retirement account, which may be paid in a lump sum or added to the annuity benefit upon retirement. The company began funding the special retirement account for eligible employees in January 2001. The formula for the Dominion Pension Plan is explained in the narrative following the Pension Benefits table. The change in Dominion Pension Plan value for 2013 for the NEOs is included in the Summary Compensation Table.

All participating employees in the 401(k) Plan (including the NEOs) are eligible to receive a matching contribution. Officers whose matching contributions under the 401(k) Plan are limited by the the Internal Revenue Code of 1986, as amended (the “Code”) receive a cash payment to make them whole for the company match lost as a result of these limits. These cash payments are currently taxable. The company matching contributions to the 401(k) Plan and the cash payments of company matching contributions above the Code limits for the NEOs are included in the All Other Compensation column of the Summary Compensation Table and detailed in the footnote for that column.

Dominion also maintains two nonqualified retirement plans for its executives, the Retirement Benefit Restoration Plan (“BRP”) and the Executive Supplemental Retirement Plan (“ESRP”). Unlike the Dominion Pension Plan and 401(k) Plan, these plans are unfunded, unsecured obligations of the Company. These plans keep Dominion competitive in attracting and retaining officers. Due to the Code limits on pension plan benefits and because a more substantial portion of total compensation for officers is paid as incentive compensation than for other employees, the Dominion Pension Plan and 401(k) Plan alone will produce a lower percentage of replacement income in retirement for officers than these plans will provide for other employees. The BRP restores benefits that will not be paid under the Dominion Pension Plan due to Code limits. The ESRP provides a benefit that covers a portion (25%) of final base salary and target annual incentive compensation to partially make up for this gap in retirement income. The Dominion Pension Plan, 401(k) Plan, BRP and ESRP do not include long-term incentive compensation in benefit calculations and, therefore, a significant portion of the potential compensation for officers is excluded from calculation in any retirement plan benefit. As consideration for the benefits earned under the BRP and ESRP, all officers agree to comply with confidentiality and one-year non-competition requirements set forth in the plan documents following their retirement or other termination of employment. The present value of accumulated benefits under these retirement plans is disclosed in the Pension Benefits table and the terms of the plans are fully explained in the narrative following that table. Effective July 1, 2013, the ESRP is closed to any new participants.

In individual situations and primarily for mid-career changes or retention purposes, the CGN Committee has granted certain officers additional years of credited age and service for purposes of calculating benefits under the BRP. Age and service credits granted to the NEOs are described in Dominion Retirement Benefit Restoration Plan under Pension Benefits. Additional age and service may also be earned under the terms of an officer’s Employee Continuity Agreement in the event of a change in control, as described in Change in Control under Potential Payments Upon Termination or Change in Control. No additional years of age or service credit were granted to the NEOs during 2013.

Other Benefit Programs

Dominion’s officers participate in all of the benefit programs available to other Dominion employees. The core benefit programs generally include medical, dental and vision benefit plans, a health savings account, health and dependent care flexible spending accounts, group-term life insurance, travel accident coverage, long-term disability coverage and a paid time off program.

Dominion also maintains an executive life insurance program for officers to replace a former company-wide retiree life insurance program that was discontinued in 2003. The plan is fully insured by individual policies that provide death benefits at a fixed amount depending on an officer’s salary tier. This life insurance coverage is in addition to the group-term insurance that is provided to all employees. The officer is the owner of the policy and Dominion makes premium payments until the later of 10 years from enrollment date or the date the officer attains age 64. Officers are taxed on the premiums paid by Dominion. The premiums for these policies are included in the All Other Compensation column of the Summary Compensation Table.

Perquisites

Dominion provides a limited number of perquisites for its officers to enable them to perform their duties and responsibilities as efficiently as possible and to minimize distractions. The CGN Committee annually reviews the perquisites to ensure they are an effective and efficient use of corporate resources. Dominion believes the benefits it receives from offering these perquisites outweigh the costs of providing them. In addition to incidental perquisites associated with maintaining an office, Dominion offers the following perquisites to all officers:

•	An allowance of up to $9,500 a year to be used for health club memberships and wellness programs, comprehensive executive physical exams and financial and estate planning. Dominion wants officers to be proactive with preventive healthcare and also wants executives to use professional, independent financial and estate planning consultants to ensure proper tax reporting of company-provided compensation and to help officers optimize their use of Dominion’s retirement and other employee benefit programs.

•	A vehicle leased by Dominion, up to an established lease-payment limit (if the lease payment exceeds the allowance, the officer pays for the excess amount on the vehicle). The costs of insurance, fuel and maintenance for company-leased vehicles are paid by Dominion.

•	In limited circumstances, use of company aircraft for personal travel by executive officers. For security and other reasons, Dominion’s Board of Directors has directed Mr. Farrell to use the aircraft for all travel, including personal travel, whenever it is feasible to do so. Mr. Farrell’s family and guests may accompany him on any personal trips. The use of company aircraft for personal travel by other executive officers is limited and usually related to (i) travel with the CEO or (ii) personal travel to accommodate business demands on an executive’s schedule. With the exception of Mr. Farrell, personal use of aircraft is not available when there is a company need for the aircraft. Use of company aircraft saves substantial time and allows Dominion to have better access to its executives for business purposes. During 2013, 94% of the use of Dominion’s aircraft was for business purposes. None of the NEOs’ compensation for use of the company aircraft is attributable to their service for Dominion Gas and its subsidiaries.

Other than costs associated with comprehensive executive physical exams (which are exempt from taxation under the Code), these perquisites are fully taxable to officers. There is no tax gross-up for imputed income on any perquisites.

Employment Continuity Agreements

Dominion has entered into Employment Continuity Agreements with all officers to ensure continuity in the event of a change in control at Dominion. In addition to these agreements being consistent with the practices of Dominion’s peer companies for competitive purposes, the most important reason for these agreements is to protect the Company in the event of an anticipated or actual change in control of Dominion. In a time of transition, it is critical to protect shareholder value by retaining and continuing to motivate the Company’s core management team. In a change in control situation, workloads typically increase dramatically, outside competitors are more likely to attempt to recruit top performers away from the company, and officers and other key employees may consider other opportunities when faced with uncertainties at their own company. Therefore, the Employment Continuity Agreements provide security and protection to officers in such circumstances for the long-term benefit of Dominion and its shareholders.

In determining the appropriate multiples of compensation and benefits payable upon a change in control, Dominion evaluated peer group and general practices and considered the levels of protection necessary to retain officers in such situations. The Employment Continuity Agreements are double-trigger agreements that require both a change in control and a qualifying termination of employment to trigger most benefits. The specific terms of the Employment Continuity Agreements are discussed in Potential Payments Upon Termination or Change in Control.

In January 2013, the CGN Committee approved the elimination of the excise tax gross up provision included in the Employment Continuity Agreement for any new officer elected after February 1, 2013.

Other Agreements

Dominion does not have comprehensive employment agreements or severance agreements with its NEOs. Although the CGN Committee believes the compensation and benefit programs described in this CD&A are appropriate, Dominion, as one of the nation’s largest producers and transporters of energy, is part of a constantly changing and increasingly competitive environment. In recognition of their valuable knowledge and experience and to secure and retain their services, Dominion has entered into letter agreements with certain of its NEOs to provide certain benefit enhancements or other protections, as described in Dominion Retirement Benefit Restoration Plan, Dominion Executive Supplemental Retirement Plan and Potential Payments Upon Termination or Change in Control. No new letter agreements were entered into in 2013.

Other Relevant Compensation Practices

Share Ownership Guidelines

Dominion requires officers to own and retain significant amounts of Dominion stock during their careers to align their interests with those of Dominion’s shareholders by promoting a long-term focus through long-term share ownership. The guidelines ensure that management maintains a personal stake in the company through significant equity investment in the Company. Targeted ownership levels are the lesser of the following value or number of shares:

Position	Value/# of Shares
Chairman, President & Chief Executive Officer	8 x salary/145,000
Executive Vice President—Dominion	5 x salary/35,000
Senior Vice President—Dominion & Subsidiaries/President—Dominion Subsidiaries	4 x salary/20,000
Vice President—Dominion & Subsidiaries	3 x salary/10,000

The levels of ownership reflect the increasing level of responsibility for that officer’s position. Shares owned by an officer and his or her immediate family members as well as shares held under Dominion benefit plans count toward the ownership targets. Restricted stock, goal-based stock and shares underlying stock options do not count toward the ownership targets until the shares vest or the options are exercised. Dominion prohibits certain types of transactions related to Dominion stock, including owning derivative securities, hedging transactions, using margin accounts and pledging shares as collateral.

Until an officer meets his or her ownership target, an officer must retain all after-tax shares from the vesting of restricted stock and goal-based stock awards. Dominion refers to shares held by an officer that are more than 15% above his or her ownership target as qualifying excess shares. An officer may sell, gift or transfer qualifying excess shares at any time, subject to insider trading rules and other policy provisions as long as the sale, gift or transfer does not cause an executive to fall below his or her ownership target.

At least annually, the CGN Committee reviews the share ownership guidelines and monitors compliance by executive officers, both individually and by the officer group as a whole. As of January 1, 2014, each NEO exceeded his share ownership target as shown below:

	Shares Owned and Counted Toward Target(1)	Share Ownership Target(2)
Thomas F. Farrell II	625,665	145,000
Mark F. McGettrick	176,423	35,000
Paul D. Koonce	84,028	35,000
Robert M. Blue	24,043	20,000
Ashwini Sawhney	21,470	10,000

Note: The NEOs included in this table perform services for more than one subsidiary of Dominion. Amounts shown are actual and not reduced by their Dominion Gas allocation factor.

(1)	Amounts in this column do not include shares of unvested restricted stock which are not counted toward ownership targets
(2)	Share ownership target is the lesser of salary multiple or number of shares

Recovery of Incentive Compensation

Dominion’s Corporate Governance Guidelines authorize the Board of Directors to seek recovery of performance-based compensation paid to officers who are found to be personally responsible for fraud or intentional misconduct that causes a restatement of financial results filed with the SEC. Dominion’s AIP and long-term incentive performance grant documents include a broader clawback provision that authorizes the CGN Committee, in its discretion and based on facts and circumstances, to recoup AIP and performance grant payouts from any employee whose fraudulent or intentional misconduct (i) directly causes or partially causes the need for a restatement of a financial statement or (ii) relates to or materially affects Dominion’s operations or the employee’s duties at the company. Dominion reserves the right to recover a payout by seeking repayment from the employee, by reducing the amount that would otherwise be payable to the employee under another company benefit plan or compensation program to the extent permitted by applicable law, by withholding future incentive compensation, or any combination of these actions. The clawback provision is in addition to, and not in lieu of, other actions Dominion may take to remedy or discipline misconduct, including termination of employment or a legal action for breach of fiduciary duty, and any actions imposed by law enforcement agencies.

Tax Deductibility of Compensation

Section 162(m) of the Code generally disallows a deduction by publicly held corporations for compensation in excess of $1 million paid to the CEO and the next three most highly compensated officers other than the CFO. If certain requirements are met, performance-based compensation qualifies for an exemption from the Code Section 162(m) deduction limit. Dominion generally seeks to provide competitive executive compensation while maximizing Dominion’s tax deduction. While the CGN Committee considers Code Section 162(m) tax implications when designing annual and long-term incentive compensation programs and approving payouts under such programs, it reserves the right to approve, and in some cases has approved, non-deductible compensation when it feels that corporate objectives justify the cost of being unable to deduct such compensation. Dominion’s tax department has advised the CGN Committee that the cost of any such lost tax deductions has not been material to the company.

Accounting for Stock-Based Compensation

Dominion measures and recognizes compensation expense in accordance with the FASB guidance for share-based payments, which requires that compensation expense relating to share-based payment transactions be recognized in the financial statements based on the fair value of the equity or liability instruments issued. The

CGN Committee considers the accounting treatment of equity and performance-based compensation when approving awards.

Summary Compensation Table – An Overview

The Summary Compensation Table provides information in accordance with SEC requirements regarding compensation earned by the NEOs, stock awards made to the NEOs, as well as amounts accrued or accumulated during years reported with respect to retirement plans and other items. The NEOs include the CEO, the CFO, and the three most highly compensated executive officers other than the CEO and CFO.

The amounts reported in the Summary Compensation Table and the other tables below represent the prorated compensation amounts attributable to each NEO’s services performed for Dominion Gas and its subsidiaries. The percentage of each NEO’s overall Dominion services performed for Dominion Gas and its subsidiaries during 2013 was as follows: Mr. Farrell, 13%; Mr. McGettrick, 17%; Mr. Koonce 40%; Mr. Blue, 17%; and Mr. Sawhney, 19%; and during 2012 and 2011, was as follows: Mr. Farrell, 12%; Mr. McGettrick, 19%; and Mr. Koonce, 0%.

The following highlights some of the disclosures contained in this table for the NEOs. Detailed explanations regarding certain types of compensation paid to an NEO are included in the footnotes to the table.

Salary. The amounts in this column are the base salaries earned by the NEOs for the years indicated.

Stock Awards. The amounts in this column reflect the grant date fair value of the stock awards for accounting purposes for the respective year. Stock awards are reported in the year in which the awards are granted regardless of when or if the awards vest or are exercised.

Non-Equity Incentive Plan Compensation. This column includes amounts earned under two performance-based programs: the AIP and cash-based performance grant awards under Dominion’s LTIP. These performance programs are based on performance criteria established by the CGN Committee at the beginning of the performance period, with actual performance scored against the pre-set criteria by the CGN Committee at the end of the performance period.

Change in Pension Value and Nonqualified Deferred Compensation Earnings. This column shows any year-over-year increases in the annual accrual of pension and supplemental retirement benefits for the NEOs. These are accruals for future benefits under the terms of the retirement plans, and are not actual payments made during the year to the NEOs. The amounts disclosed reflect the annual change in the actuarial present value of benefits under defined benefit plans sponsored by Dominion, which include the tax-qualified Dominion Pension Plan and the nonqualified plans described in the narrative following the Pension Benefits table. The annual change equals the difference in the accumulated amount for the current fiscal year and the accumulated amount for the prior fiscal year, generally using the same actuarial assumptions used for Dominion’s audited financial statements for the applicable fiscal year. Accrued benefit calculations are based on assumptions that the NEOs would retire at the earliest age at which they are projected to become eligible for full, unreduced pension benefits (including the effect of future service for eligibility purposes), instead of their unreduced retirement age based on current years of service. The application of these assumptions results in a greater increase in the accumulated amount of pension benefits for certain NEOs than would result without the application of these assumptions. This method of calculation does not increase actual benefits payable at retirement but only how much of that benefit is allocated to the increase during the years presented in the Summary Compensation Table. Please refer to the footnotes to the Pension Benefits table and the narrative following that table for additional information related to actuarial assumptions used to calculate pension benefits.

All Other Compensation. The amounts in this column disclose compensation that is not classified as compensation reportable in another column, including perquisites and benefits with an aggregate value of at least

$10,000, the value of company-paid life insurance premiums, company matching contributions to an NEO’s 401(k) Plan account, and company matching contributions paid directly to the NEO that would be credited to the 401(k) Plan if Code contribution limits did not apply.

Total. The number in this column provides a single figure that represents the total compensation either earned by each NEO for the years indicated or accrued benefits payable in later years and required to be disclosed by SEC rules in this table. It does not reflect actual compensation paid to the NEO during the year, but is the sum of the dollar values of each type of compensation quantified in the other columns in accordance with SEC rules.

Summary Compensation Table

The following table presents information concerning compensation paid or earned by the NEOs for the years ended December 31, 2013, 2012 and 2011 for Messrs. Farrell, McGettrick and Koonce and for the year ended December 31, 2013 for Messrs. Blue and Sawhney (who are first time NEOs) as well as the grant date fair value of stock awards and changes in pension value. Mr. Koonce did not perform any services for Dominion Gas and its subsidiaries in 2012 or 2011.

Name and Principal Position	Year	Salary(1)	Stock Awards(2)	Non-Equity Incentive Plan Compensation(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4)	All Other Compensation(5)	Total
Thomas F. Farrell II
Chief Executive Officer	2013	$171,824	$535,082	$656,823	$0	$13,533	$1,377,262
	2012	156,060	420,001	386,878	478,627	22,404	1,463,970
	2011	146,400	420,001	875,640	217,856	19,302	1,679,199

Mark F. McGettrick
Executive Vice President and Chief Financial Officer	2013	123,874	203,249	307,602	0	15,128	649,853
	2012	129,298	676,878	199,158	484,936	12,972	1,503,242
	2011	125,732	190,005	395,055	314,389	13,305	1,038,486

Paul D. Koonce
President	2013	234,618	289,918	462,930	291,919	23,069	1,302,454
	2012	0	0	0	0	0	0
	2011	0	0	0	0	0	0

Robert M. Blue
SVP Law, Public Policy & Environment	2013	74,523	43,208	86,763	19,328	7,182	231,004

Ashwini Sawhney
VP—Accounting	2013	52,668	27,804	49,648	0	14,229	144,349

Note: The NEOs included in this table perform services for more than one subsidiary of Dominion. Compensation for the NEOs listed in the table reflects only the applicable portion related to their service for Dominion Gas and its subsidiaries in the year presented.

(1)	The NEOs received the following base salary increases effective March 1, 2013: Messrs. Farrell and Koonce: 3%; Messrs. McGettrick and Blue: 5%; and Mr. Sawhney: 10%. Due to his promotion to CEO-Energy Infrastructure Group on January 1, 2013, Mr. Koonce received a 10% base salary increase effective with this promotion.
(2)

The amounts in this column reflect the grant date fair value of stock awards for the respective year grant in accordance with FASB guidance for share-based payments. Dominion did not grant any stock options in 2013. See also Note 19 to the Consolidated Financial Statements in Dominion’s 2013 Annual

Report on Form 10-K for more information on the valuation of stock-based awards, the Grants of Plan-Based Awards table for stock awards granted in 2013, and the Outstanding Equity Awards at Fiscal Year-End table for a listing of all outstanding equity awards as of December 31, 2013.
(3)	The 2013 amounts in this column include the payout under Dominion’s 2013 AIP and 2012 Performance Grant Awards. All of the NEOs received 100% funding of their 2013 AIP target awards. Messrs. Farrell, McGettrick, Blue and Sawhney each received 100% payouts for accomplishment of their goals while Mr. Koonce received 99.97% payout. The 2013 AIP payout amounts were as follows: Mr. Farrell: $215,828; Mr. McGettrick: $124,865; Mr. Koonce: $212,122; Mr. Blue: $52,583; and Mr. Sawhney: $26,740. See CD&A for additional information on the 2013 AIP and the Grants of Plan-Based Awards table for the range of each NEO’s potential award under the 2013 AIP. The 2012 Performance Grant Award was issued on February 1, 2012 and the payout amount was determined based on achievement of performance goals for the performance period ended December 31, 2013. Payouts can range from 0% to 200%. The actual payout was 98.9% of the target amount. The 2012 Performance Grant payout amounts were as follows: Mr. Farrell: $440,995; Mr. McGettrick: $182,737; Mr. Koonce: $250,808; Mr. Blue: $34,180; and Mr. Sawhney: $22,908. See Payout Under 2012 Performance Grants of CD&A for additional information on the 2012 Performance Grants. The 2012 amounts reflect both the 2012 AIP and the 2011 Performance Grant payouts, and the 2011 amounts reflect both the 2011 AIP and 2010 Performance Grant payouts.
(4)	All amounts in this column are for the aggregate change in the actuarial present value of the NEO’s accumulated benefit under our qualified Pension Plan and nonqualified executive retirement plans. There are no above-market earnings on nonqualified deferred compensation plans. These accruals are not directly in relation to final payout potential, and can vary significantly year over year based on (i) promotions and corresponding changes in salary; (ii) other one-time adjustments to salary or incentive target for market or other reasons; (iii) actual age versus predicted age at retirement; (iv) discount rate used to determine present value of benefit; and (v) other relevant factors. Reductions in the actuarial present value of an NEO’s accumulated pension benefits are reported as $0.

A change in the discount rate can be a significant factor in the change reported in this column. A decrease in the discount rate results in an increase in the present value of the accumulated benefit without any increase in the benefits payable to the NEO at retirement and an increase in the discount rate has the opposite effect. The discount rate used in determining the present value of the accumulated benefit increased from 4.40% used as of December 31, 2012 to a discount rate of 5.30% used as of December 31, 2013. The decrease in present value attributed solely to the change in discount rate was as follows: Mr. Farrell: $(230,298); Mr. McGettrick: $(186,231); Mr. Koonce: $(238,243); Mr. Blue: ($24,169) and Mr. Sawhney: ($35,554).

(5)	All Other Compensation amounts for 2013 are as follows:

Name	Executive Perquisites(a)	Life Insurance Premiums	Employee 401(k) Plan Match(b)	Company Match Above IRS Limits(c)	Total All Other Compensation
Thomas F. Farrell II	$3,232	$3,752	$975	$5,574	$13,533
Mark F. McGettrick	5,266	4,907	1,774	3,181	15,128
Paul D. Koonce	10,516	5,514	3,043	3,996	23,069
Robert M. Blue	3,806	1,140	1,322	914	7,182
Ashwini Sawhney	3,162	8,960	1,890	217	14,229

Note: The NEOs included in this table perform services for more than one subsidiary of Dominion. Compensation for the NEOs listed in the table reflects only the applicable portion related to their service for Dominion Gas and its subsidiaries in the year presented.

(a)	The amounts in this column for all NEOs are comprised of the following: personal use of company vehicle and financial planning and health and wellness allowance.
(b)	Employees initially hired before 2008 who contribute to the 401(k) Plan receive a matching contribution of 50 cents for each dollar contributed up to 6% of compensation (subject to IRS limits) for employees who have less than 20 years of service, and 67 cents for each dollar contributed up to 6% of compensation (subject to IRS limits) for employees who have 20 or more years of service.
(c)	Represents each payment of lost 401(k) Plan matching contribution due to IRS limits.

Grants of Plan Based Awards

The following table provides information about stock awards and non-equity incentive awards granted to the NEOs during the year ended December 31, 2013.

Name	Grant Date(1)	Grant Approval Date(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock and Options Award(1)(4)
			Threshold	Target	Maximum
Thomas F. Farrell II
2013 Annual Incentive Plan(2)			$0	$215,827	$431,655
2013 Cash Performance Grant(3)			0	535,080	1,070,160
2013 Restricted Stock Grant(4)	2/1/2013	1/24/2013				9,877	$535,082

Mark F. McGettrick
2013 Annual Incentive Plan(2)			0	124,865	249,730
2013 Cash Performance Grant(3)			0	203,246	406,491
2013 Restricted Stock Grant(4)	2/1/2013	1/24/2013				3,752	203,249

Paul D. Koonce
2013 Annual Incentive Plan(2)			0	212,186	424,372
2013 Cash Performance Grant(3)			0	289,897	579,794
2013 Restricted Stock Grant(4)	2/1/2013	1/24/2013				5,352	289,918

Robert M. Blue
2013 Annual Incentive Plan(2)			0	52,584	105,167
2013 Cash Performance Grant(3)			0	43,200	86,400
2013 Restricted Stock Grant(4)	2/1/2013	1/24/2013				797	43,208

Ashwini Sawhney
2013 Annual Incentive Plan(2)			0	26,739	53,479
2013 Cash Performance Grant(3)			0	27,795	55,590
2013 Restricted Stock Grant(4)	2/1/2013	1/24/2013				513	27,804

Note: The NEOs included in this table perform services for more than one subsidiary of Dominion. Compensation for the NEOs listed in the table reflects only the applicable portion related to their service for Dominion Gas and its subsidiaries in the year presented.

(1)	On January 24, 2013, the CGN Committee approved the 2013 long-term incentive compensation awards for our officers, which consisted of a restricted stock grant and a cash performance grant. The 2013 restricted stock award was granted on February 1, 2013. Under the 2005 Incentive Compensation Plan, fair market value is defined as the closing price of Dominion common stock on the date of grant or, if that day is not a trading day, on the most recent trading day immediately preceding the date of grant. The fair market value for the February 1, 2013 restricted stock grant was $54.17 per share, which was Dominion’s closing stock price on February 1, 2013.
(2)	Amounts represent the range of potential payouts under the 2013 AIP. Actual amounts paid under the 2013 AIP are found in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. Under our AIP, officers are eligible for an annual performance-based award. The CGN Committee establishes target awards for each NEO based on his salary level and expressed as a percentage of the individual NEO’s base salary. The target award is the amount of cash that will be paid if the plan is fully funded and payout goals are achieved. For the 2013 AIP, funding was based on the achievement of consolidated operating earnings goals with the maximum funding capped at 200%, as explained under the Annual Incentive Plan section of the CD&A.
(3)

Amounts represent the range of potential payouts under the 2013 performance grant of our long-term incentive program. Payouts can range from 0% to 200% of the target award. Awards will be paid by March 15, 2015 depending on the achievement of performance goals for the two-year period ending

December 31, 2014. The amount earned will depend on the level of achievement of two performance metrics: TSR—50% and ROIC—50%. TSR measures Dominion’s share performance for the two-year period ended December 31, 2014 relative to the TSR of the companies that are listed as members of the Philadelphia Stock Exchange Utilities Index as of the end of the performance period. ROIC goal achievement will be scored against 2013 and 2014 budget goals. See Exhibit 10.1 to Dominion’s Form 8-K filed on January 25, 2013 for TSR and ROIC goals.

The performance grant is forfeited in its entirety if an officer voluntarily terminates employment or is terminated with cause before the vesting date. The grants have pro-rated vesting for retirement, termination without cause, death or disability. In the case of retirement, pro-rated vesting will not occur if the CEO (or, for the CEO, the CGN Committee) determines the officer’s retirement is detrimental to the company. Payout for an officer who retires or whose employment is terminated without cause, is made following the end of the performance period so that the officer is rewarded only to the extent the performance goals are achieved. In the case of death or disability, payout is made as soon as possible to facilitate the administration of the officer’s estate or financial planning. The payout amount will be the greater of the officer’s target award or an amount based on the predicted performance used for compensation cost disclosure purposes in Dominion’s financial statements.

In the event of a change in control, the performance grant is vested in its entirety and payout of the performance grant will occur as soon as administratively feasible following the change in control date at an amount that is the greater of an officer’s target award or an amount based on the predicted performance used for compensation cost disclosure purposes in Dominion’s financial statements.

(4)	The 2013 restricted stock grant fully vests at the end of three years. The restricted stock grant is forfeited in its entirety if an officer voluntarily terminates employment or is terminated with cause before the vesting date. The restricted stock grant provides for pro-rated vesting if an officer retires, dies, becomes disabled, is terminated without cause, or if there is a change in control. In the case of retirement, pro-rated vesting will not occur if the CEO (or for the CEO, the CGN Committee) determines the officer’s retirement is detrimental to the Company. In the event of a change in control, pro-rated vesting is provided as of the change in control date, and full vesting if an officer’s employment is terminated, or constructively terminated by the successor entity following the change in control date but before the scheduled vesting date. Dividends on the restricted shares are paid during the restricted period at the same rate declared by Dominion for all shareholders.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes equity awards made to NEOs that were outstanding as of December 31, 2013. There were no unexercised or unexercisable option awards outstanding for any NEOs as of December 31, 2013.

	Stock Awards
Name	Number of Shares or Units of Stock that Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested (1)($)
Thomas F. Farrell II	10,241	(2)	$662,490
	8,843	(3)	572,054
	9,877	(4)	638,943
	14,347	(5)	928,107

Mark F. McGettrick	3,994	(2)	258,372
	3,664	(3)	237,024
	3,752	(4)	242,717
	8,648	(6)	559,439

Paul D. Koonce	5,139	(2)	332,442
	5,029	(3)	325,326
	5,352	(4)	346,221
	11,869	(6)	767,806

Robert M. Blue	793	(2)	51,299
	685	(3)	44,313
	797	(4)	51,558

Ashwini Sawhney	531	(2)	34,350
	459	(3)	29,693
	513	(4)	33,186
	718	(7)	46,447

Note: The NEOs included in this table perform services for more than one subsidiary of Dominion. Compensation for the NEOs listed in the table reflects only the applicable portion related to their service for Dominion Gas and its subsidiaries in the year presented.

(1)	The market value is based on closing stock price of $64.69 on December 31, 2013.
(2)	Shares scheduled to vest on February 1, 2014.
(3)	Shares scheduled to vest on February 1, 2015.
(4)	Shares scheduled to vest on February 1, 2016.
(5)	Shares scheduled to vest on December 17, 2015. Amount includes dividends reinvested into additional shares that are restricted and subject to the same terms and conditions of the underlying restricted stock grant.
(6)	Shares scheduled to vest on December 20, 2015. Amount includes dividends reinvested into additional shares that are restricted and subject to the same terms and conditions of the underlying restricted stock grant.
(7)	Shares scheduled to vest on February 1, 2014. Amount includes dividends reinvested into additional shares that are restricted and subject to the same terms and conditions of the underlying restricted stock grant.

Option Exercises and Stock Vested

The following table provides information about the value realized by NEOs during the year ended December 31, 2013 on vested restricted stock awards. There were no option exercises by NEOs in 2013.

	Stock Awards
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting
Thomas F. Farrell II	11,903	$644,786
Mark F. McGettrick	4,178	226,322
Paul D. Koonce	5,973	323,557
Robert M. Blue	692	37,486
Ashwini Sawhney	618	33,477

Note: The NEOs included in this table perform services for more than one subsidiary of Dominion. Compensation for the NEOs listed in the table reflects only the applicable portion related to their service for Dominion Gas and its subsidiaries in the year presented.

Pension Benefits

The following table shows the actuarial present value of accumulated benefits payable to NEOs, together with the number of years of benefit service credited to each NEO, under the plans listed in the table. Values are computed as of December 31, 2013, using the same interest rate and mortality assumptions used in determining the aggregate pension obligations disclosed in Dominion’s financial statements. The years of credited service and the present value of accumulated benefits were determined by the plan actuaries, using the appropriate accrued service, pay and other assumptions similar to those used for accounting and disclosure purposes. Please refer to Actuarial Assumptions Used to Calculate Pension Benefits for detailed information regarding these assumptions.

Name	Plan Name	Number of Years Credited Service(1)	Present Value of Accumulated Benefit(2)
Thomas F. Farrell II	Dominion Pension Plan	18.00	$132,826
	Benefit Restoration Plan	29.00	1,364,609
	Supplemental Retirement Plan	29.00	1,641,696
Mark F. McGettrick	Dominion Pension Plan	29.50	257,309
	Benefit Restoration Plan	30.00	1,040,840
	Supplemental Retirement Plan	30.00	1,137,108
Paul D. Koonce	Dominion Pension Plan	15.00	269,732
	Benefit Restoration Plan	15.00	385,656
	Supplemental Retirement Plan	15.00	1,857,927
Robert M. Blue	Dominion Pension Plan	8.50	46,256
	Benefit Restoration Plan	8.50	28,236
	Supplemental Retirement Plan	8.50	88,683
Ashwini Sawhney	Dominion Pension Plan	30.00	341,590
	Benefit Restoration Plan	30.00	17,758
	Supplemental Retirement Plan	30.00	182,552

Note: The NEOs included in this table perform services for more than one subsidiary of Dominion. Compensation for the NEOs listed in the table reflects only the applicable portion related to their service for Dominion Gas and its subsidiaries in the year presented.

(1)

Years of credited service shown in this column for the Pension Plan are actual years accrued by an NEO from his date of participation to December 31, 2013. Service for the Benefit Restoration Plan and the Supplemental Retirement Plan is the NEO’s actual credited service as of December 31, 2013 plus any potential total credited service to the plan maximum, including any extra years of credited service granted to Messrs. Farrell and McGettrick by the CGN Committee for the purpose of calculating benefits under these plans. Please refer to the narrative below and under Dominion Retirement Benefit Restoration Plan, Dominion Executive Supplemental Retirement Plan and Potential Payments Upon Termination or Change In Control for information about the requirements for receiving extra years of credited service and the amount credited, if any, for each NEO.
(2)	The amounts in this column are based on actuarial assumptions that all of the NEOs would retire at the earliest age they become eligible for unreduced benefits, which is (i) age 60 for Messrs. Farrell, Koonce and Blue, (ii) age 64 for Mr. Sawhney and (ii) age 55 for Mr. McGettrick (when he would be treated as age 60 based on his five additional years of credited age). In addition, for purposes of calculating the Benefit Restoration Plan benefits for Messrs. Farrell and McGettrick, the amounts reflect additional credited years of service granted to them pursuant to their agreements with the company (see Dominion Retirement Benefit Restoration Plan). If the amounts in this column did not include the additional years of credited service, the present value of the Benefit Restoration Plan benefit would be $618,251 lower for Mr. Farrell and $430,961 lower for Mr. McGettrick. Pension Plan and Supplemental Retirement Plan benefits amounts are not augmented by the additional service credit assumptions.

Dominion Pension Plan

The Dominion Pension Plan is a tax-qualified defined benefit pension plan. All of the NEOs participate in the Dominion Pension Plan. The Dominion Pension Plan provides unreduced retirement benefits at termination of employment at or after age 65 or, with three years of service, at age 60. A participant who has attained age 55 with three years of service may elect early retirement benefits at a reduced amount. If a participant retires between ages 55 and 60, the benefit is reduced 0.25% per month for each month after age 58 and before age 60, and reduced 0.50% per month for each month between ages 55 and 58. All of the NEOs have more than three years of service.

The Dominion Pension Plan basic benefit is calculated using a formula based on (1) age at retirement; (2) final average earnings; (3) estimated Social Security benefits; and (4) credited service. Final average earnings are the average of the participant’s 60 highest consecutive months of base pay during the last 120 months worked. Final average earnings do not include compensation payable under the AIP, the value of equity awards, gains from the exercise of stock options, long-term cash incentive awards, perquisites or any other form of compensation other than base pay.

Credited service is measured in months, up to a maximum of 30 years of credited service. The estimated Social Security benefit taken into account is the assumed Social Security benefit payable starting at age 65 or actual retirement date, if later, assuming that the participant has no further employment after leaving Dominion. These factors are then applied in a formula.

The formula has different percentages for credited service through December 31, 2000 and on and after January 1, 2001. The benefit is the sum of the amounts from the following two formulas.

For credited service through December 31, 2000:			For credited service on or after January 1, 2001:
2.03% times Final Average Earnings times Credited Service before 2001	Minus	2.00% times estimated Social Security benefit times Credited Service before 2001	1.80% times Final Average Earnings times Credited Service after 2000	Minus	1.50% times estimated Social Security benefit times Credited Service after 2000

Credited service is limited to a total of 30 years for all parts of the formula and credited service after 2000 is limited to 30 years minus credited service before 2001.

Benefit payment options are (1) a single life annuity or (2) a choice of a 50%, 75% or 100% joint and survivor annuity. A Social Security leveling option is available with any of the benefit forms. The normal form of benefit is a single life annuity for unmarried participants and a 50% joint and survivor annuity for married participants. All of the payment options are actuarially equivalent in value to the single life annuity. The Social Security leveling option pays a larger benefit equal to the estimated Social Security benefit until the participant is age 62 and then reduced payments after age 62.

The Dominion Pension Plan also includes a special retirement account, which is in addition to the pension benefit. The special retirement account is credited with 2% of base pay each month as well as interest based on the 30-year Treasury bond rate set annually (2.88% in 2013). The special retirement account can be paid in a lump sum or paid in the form of an annuity benefit.

A participant becomes vested in his or her benefit after completing three years of service. A vested participant who terminates employment before age 55 can start receiving benefit payments calculated using terminated vested reduction factors at any time after attaining age 55. If payments begin before age 65, then the following reduction factors for the portion of the benefits earned after 2000 apply: age 64 – 9%; age 63 – 16%; age 62 – 23%; age 61 – 30%; age 60 – 35%; age 59 – 40%; age 58 – 44%; age 57 – 48%; age 56 – 52%; and age 55 – 55%.

The Code limits the amount of compensation that may be included in determining pension benefits under qualified pension plans. For 2013, the compensation limit was $255,000. The Code also limits the total annual benefit that may be provided to a participant under a qualified defined benefit plan. For 2013, this limitation was the lesser of (i) $205,000 or (ii) the average of the participant’s compensation during the three consecutive years in which the participant had the highest aggregate compensation.

Dominion Retirement Benefit Restoration Plan

The Dominion BRP is a nonqualified defined benefit pension plan designed to make up for benefit reductions under the Dominion Pension Plan due to the limits imposed by the Code.

A Dominion employee is eligible to participate in the BRP if (1) he or she is a member of management or a highly compensated employee, (2) his or her Dominion Pension Plan benefit is or has been limited by the Code compensation or benefit limits, and (3) he or she has been designated as a participant by the CGN Committee. A participant remains a participant until he or she ceases to be eligible for any reason other than retirement or until his or her status as a participant is revoked by the CGN Committee.

Upon retirement, a participant’s BRP benefit is calculated using the same formula (except that the Internal Revenue Service (the “IRS”) salary limit is not applied) used to determine the participant’s default annuity form of benefit under the Dominion Pension Plan (single life annuity for unmarried participants and 50% joint and survivor annuity for married participants), and then subtracting the benefit the participant is entitled to receive under the Dominion Pension Plan. To accommodate the enactment of Section 409A of the Code, the portion of a participant’s BRP benefit that had accrued as of December 31, 2004 is frozen, but the calculation of the overall restoration benefit is not changed.

The restoration benefit is generally paid in the form of a single lump sum cash payment. However, a participant may elect to receive a single life or 50% or 100% joint and survivor annuity for the portion of his or her benefit that accrued prior to 2005. For the portion of his or her benefit that accrued in 2005 or later, a participant may also elect to receive a 75% joint and survivor annuity. The lump sum calculation includes an amount approximately equivalent to the amount of taxes the participant will owe on the lump sum payment so that the participant will have sufficient funds, on an after-tax basis, to purchase an annuity contract.

A participant who terminates employment before he or she is eligible for benefits under the Dominion Pension Plan generally is not entitled to a restoration benefit. Messrs. Farrell and McGettrick have been granted age and service credits for purposes of calculating their Dominion Pension Plan and BRP benefits. Per his letter agreement, Mr. Farrell was granted 25 years of service when he reached age 55 and will continue to accrue service as long as he remains employed. At age 60, Mr. Farrell’s benefits will be calculated based on 30 years of service, if he remains employed. Mr. McGettrick, having attained age 50, has earned benefits calculated based on five additional years of age and service. For each of these NEOs, the additional years of service count toward determining both the amount of benefits and the eligibility to receive them. For additional information regarding service credits, see Dominion Executive Supplemental Retirement Plan.

If a vested participant dies when he or she is retirement eligible (on or after age 55), the participant’s beneficiary will receive the restoration benefit in a single lump sum payment. If a participant dies while employed but before he or she has attained age 55 and the participant is married at the time of death, the participant’s spouse will receive a restoration benefit calculated in the same way (except that the IRS salary limit is not applied) as the 50% qualified pre-retirement survivor annuity payable under the Dominion Pension Plan and paid in a lump sum payment.

Dominion Executive Supplemental Retirement Plan

The Dominion ESRP is a nonqualified defined benefit plan that provides for an annual retirement benefit equal to 25% of a participant’s final cash compensation (base salary plus target annual incentive award) payable for a period of 10 years or, for certain participants designated by the CGN Committee, for the participant’s lifetime. To accommodate the enactment of Section 409A of the Code, the portion of a participant’s ESRP benefit that had accrued as of December 31, 2004 is frozen, but the calculation of the overall benefit is not changed. Effective July 1, 2013, the ESRP is closed to any new participants.

A Dominion employee is eligible to participate in the ESRP if (1) he or she is a member of management or a highly compensated employee, and (2) he or she has been designated as a participant by the CGN Committee. A participant remains a participant until he or she ceases to be eligible for any reason other than retirement or until his or her status as a participant is revoked by the CGN Committee.

A participant is entitled to the full ESRP benefit if he or she separates from service with Dominion after reaching age 55 and achieving 60 months of service. A participant who separates from service with Dominion with at least 60 months of service but who has not yet reached age 55 is entitled to a reduced, pro-rated retirement benefit. A participant who separates from service with Dominion with fewer than 60 months of service is generally not entitled to an ESRP benefit unless the participant separated from service on account of disability or death.

The ESRP benefit is generally paid in the form of a single lump sum cash payment. However, a participant may elect to receive the portion of his or her benefit that had accrued as of December 31, 2004 in monthly installments. For any new participants, the ESRP benefit must be paid in the form of a single lump sum cash payment. The lump sum calculation includes an amount approximately equivalent to the amount of taxes the participant will owe on the lump sum payment so that the participant will have sufficient funds, on an after-tax basis, to purchase a 10-year or lifetime annuity contract.

All of the NEOs except Messrs. Koonce and Blue are currently entitled to a full ESRP retirement benefit. If Messrs. Koonce and Blue terminate employment before they attain age 55, they will receive a pro-rated ESRP benefit. Based on the terms of their individual letter agreements, Messrs. Farrell, McGettrick and Koonce will receive an ESRP benefit calculated as a lifetime benefit. Mr. McGettrick has earned five years of additional age and service credit for purposes of computing his retirement benefits and eligibility for benefits under the ESRP, long-term incentive grants, and retiree medical and life insurance plans as he has met the requirement of remaining employed until he attained age 50.

Actuarial Assumptions Used to Calculate Pension Benefits

Actuarial assumptions used to calculate Dominion Pension Plan benefits are prescribed by the terms of the Dominion Pension Plan based on the Code and Pension Benefit Guaranty Corporation requirements. The present value of the accumulated benefit is calculated using actuarial and other factors as determined by the plan actuaries and approved by Dominion. Actuarial assumptions used for the December 31, 2013 benefit calculations shown in the Pension Benefits table include a discount rate of 5.30% to determine the present value of the future benefit obligations for the Dominion Pension Plan, BRP and ESRP and a lump sum interest rate of 4.55% to estimate the lump sum values of BRP and ESRP benefits. Each NEO is assumed to retire at the earliest age at which he is projected to become eligible for full, unreduced pension benefits. For purposes of estimating future eligibility for unreduced Dominion Pension Plan and ESRP benefits, the effect of future service is considered. Each NEO is assumed to commence Dominion Pension Plan payments at the same age as BRP payments. The longevity assumption used to determine the present value of benefits is the same assumption used for financial reporting of the Dominion Pension Plan liabilities, with no assumed mortality before retirement age. Assumed mortality after retirement is based on tables from the Society of Actuaries’ RP-2000 study, projected from 2000 to a point five years beyond the calculation date (this year, to 2018) with 100% of the Scale AA factors, and further adjusted for Dominion experience by using an age set-forward factor. For BRP and ESRP benefits, other actuarial assumptions include an assumed tax rate of 42%. BRP and ESRP benefits are assumed to be paid as lump sums; Dominion Pension Plan benefits are assumed to be paid as annuities.

The discount rate for calculating lump sum BRP and ESRP payments at the time an officer terminates employment is selected by Dominion’s Administrative Benefits Committee and adjusted periodically. For year 2013, a 4.61% discount rate was used to determine the lump sum payout amounts. The discount rate for each year will be based on a rolling average of the blended rate published by the Pension Benefit Guaranty Corporation in October of the previous five years.

Nonqualified Deferred Compensation

Name	Aggregate Earnings in Last FY (as of 12/31/2013)*	Aggregate Withdrawals/ Distributions (as of 12/31/2013)	Aggregate Balance at Last FYE (as of 12/31/2013)
Thomas F. Farrell II	$—	$—	$—
Mark F. McGettrick	—	—	—
Paul D. Koonce	104,038	—	656,830
Robert M. Blue	—	—	—
Ashwini Sawhney	—	—	—

*	No preferential earnings are paid and therefore no earnings from these plans are included in the Summary Compensation Table.

Note: The NEOs included in this table perform services for more than one subsidiary of Dominion. Compensation for the NEOs listed in the table reflects only the applicable portion related to their service for Dominion Gas and its subsidiaries in the year presented.

At this time, Dominion does not offer any nonqualified elective deferred compensation plans to its officers or other employees. The Nonqualified Deferred Compensation table reflects, in aggregate, the plan balances for two former plans offered to Dominion officers and other highly compensated employees: the Dominion Resources, Inc. Deferred Compensation Plan (“Frozen Deferred Compensation Plan”) and the Dominion Resources, Inc. Security Option Plan (“Frozen DSOP”), which were frozen as of December 31, 2004. Although the Frozen DSOP was an option plan rather than a deferred compensation plan, Dominion is including information regarding the plan and any balances in this table to make full disclosure about possible future payments to officers under Dominion’s employee benefit plans.

Frozen Deferred Compensation Plan

The Frozen Deferred Compensation Plan includes amounts previously deferred from one of the following categories of compensation: (i) salary; (ii) bonus; (iii) vesting restricted stock; and (iv) gains from stock option exercises. The plan also provided for company contributions of lost company 401(k) Plan match contributions and transfers from several Consolidated Natural Gas Company deferred compensation plans. The Frozen Deferred Compensation Plan offers 28 investment funds for the plan balances, including a Dominion Resources Stock Fund. Participants may change investment elections on any business day. Any vested restricted stock and gains from stock option exercises that were deferred were automatically allocated to the Dominion Resources Stock Fund and this allocation cannot be changed. Earnings are calculated based on the performance of the underlying investment fund. The following funds had rates of returns for 2013 as follows: Dominion Resources Stock Fund, 29.8%; and Dominion Fixed Income Fund, 3.01%.

The Dominion Fixed Income Fund is an investment option that provides a fixed rate of return each year based on a formula that is tied to the adjusted federal long-term rate published by the IRS in November prior to the beginning of the year. Dominion’s Asset Management Committee determines the rate based on its estimate of the rate of return on Dominion assets in the trust for the Frozen Deferred Compensation Plan.

The default benefit commencement date is February 28 after the year in which the participant retires, but the participant may select a different benefit commencement date in accordance with the plan. Participants may change their benefit commencement date election; however, a new election must be made at least six months before an existing benefit commencement date. Withdrawals less than six months prior to an existing benefit commencement date are subject to a 10% early withdrawal penalty. Account balances must be fully paid out no later than the February 28 that is 10 calendar years after a participant retires or becomes disabled. If a participant retires from the company, he or she may continue to defer an account balance provided that the total balance is distributed by this deadline. In the event of termination of employment for reasons other than death, disability or retirement before an elected benefit commencement date, benefit payments will be distributed in a lump sum as soon as administratively practicable. Hardship distributions, prior to an elected benefit commencement date, are available under certain limited circumstances.

Participants may elect to have their benefit paid in a lump sum payment or equal annual installments over a period of whole years from one to 10 years. Participants have the ability to change their distribution schedule for benefits under the plan by giving six months’ notice to the plan administrator. Once a participant begins receiving annual installment payments, the participant can make a one-time election to either (1) receive the remaining account balance in the form of a lump sum distribution or (2) change the remaining installment payment period. Any election must be approved by the company before it is effective. All distributions are made in cash with the exception of the Deferred Restricted Stock Account and the Deferred Stock Option Account, which are distributed in the form of Dominion common stock.

Frozen DSOP

The Frozen DSOP enabled employees to defer all or a portion of their salary and bonus and receive options on various mutual funds. Participants also received lost company match contributions to the 401(k) Plan in the form of options under this plan. DSOP options can be exercised at any time before their expiration date. On exercise, the participant receives the excess of the value, if any, of the underlying mutual funds over the strike price. The participant can currently choose among options on 27 mutual funds, and there is not a Dominion stock alternative or a fixed income fund. Participants may change options among the mutual funds on any business day. Benefits grow/decline based on the total return of the mutual funds selected. Any options that expire do not have any value. Options expire under the following terms:

•	Options expire on the last day of the 120th month after retirement or disability;

•	Options expire on the last day of the 24th month after the participant’s death (while employed);

•	Options expire on the last day of the 12th month after the participant’s severance;

•	Options expire on the 90th day after termination with cause; and

•	Options expire on the last day of the 120th month after severance following a change in control.

The NEOs that are participants in the Frozen DSOP held options on the publicly available mutual fund, Vanguard Short-Term Bond Index, which had a rate of return for 2013 of 0.07%.

Potential Payments Upon Termination or Change In Control

Under certain circumstances, the Company provides benefits to eligible employees upon termination of employment, including a termination of employment involving a change in control of the company, that are in addition to termination benefits for other employees in the same situation.

Change in Control

As discussed in the Employee and Executive Benefits section of the CD&A, Dominion has entered into an Employment Continuity Agreement with each of its officers, including the NEOs. Each agreement has a three-year term and is automatically extended annually for an additional year, unless cancelled by Dominion. Employment Continuity Agreements require two triggers for the payment of most benefits:

•	There must be a change in control; and

•	The executive must either be terminated without cause, or terminate his or her employment with the surviving company after a constructive termination. Constructive termination means the executive’s salary, incentive compensation or job responsibility is reduced after a change in control or the executive’s work location is relocated more than 50 miles without his or her consent.

For purposes of the Employment Continuity Agreements, a change in control will occur if (i) any person or group becomes a beneficial owner of 20% or more of the combined voting power of Dominion voting stock or (ii) as a direct or indirect result of, or in connection with, a cash tender or exchange offer, merger or other business combination, sale of assets, or contested election, the directors constituting the Dominion Board of Directors before any such transaction cease to represent a majority of Dominion’s or its successor’s Board within two years after the last of such transactions.

If an executive’s employment following a change in control is terminated without cause or due to a constructive termination, the executive will become entitled to the following termination benefits:

•	Lump sum severance payment equal to three times base salary plus AIP award (determined as the greater of (i) the target annual award for the current year or (ii) the highest actual AIP payout for any one of the three years preceding the year in which the change in control occurs).

•	Full vesting of benefits under ESRP and BRP with five years of additional credited age and five years of additional credited service from the change in control date.

•	Group-term life insurance. If the officer elects to convert group-term insurance to an individual policy, the company pays the premiums for 12 months.

•	Executive life insurance. Premium payments will continue to be paid by the company until the earlier of: (1) the fifth anniversary of the termination date, or (2) the later of the 10th anniversary of the policy or the date the officer attains age 64.

•	Retiree medical coverage will be determined under the relevant plan with additional age and service credited as provided under an officer’s letter agreement (if any) and including five additional years credited to age and five additional years credited to service.

•	Outplacement services for one year (up to $25,000).

•	If any payments are classified as excess parachute payments for purposes of Section 280G of the IRC and the executive incurs the excise tax, the company will pay the executive an amount equal to the 280G excise tax plus a gross-up multiple.

In January 2013, the CGN Committee approved the elimination of the excise tax gross up provision included in the Employment Continuity Agreement for any new officer elected after February 1, 2013.

The terms of awards made under the LTIP, rather than the terms of Employment Continuity Agreements, will determine the vesting of each award in the event of a change in control. These provisions are described in the Long-Term Incentive Program section of the CD&A and footnotes to the Grants of Plan-Based Awards table.

Other Post Employment Benefit for Mr. Farrell

Mr. Farrell will become entitled to a payment of one times salary upon his retirement as consideration for his agreement not to compete with the company for a two-year period following retirement. This agreement ensures that his knowledge and services will not be available to competitors for two years following his retirement date.

The following table provides the incremental payments that would be earned by each NEO if his employment had been terminated, or constructively terminated, as of December 31, 2013. These benefits are in addition to retirement benefits that would be payable on any termination of employment. Please refer to the Pension Benefits table for information related to the present value of accumulated retirement benefits payable to the NEOs.

Name	Non-Qualified Plan Payment	Restricted Stock(1)	Performance Grant(1)	Non-Compete Payments(2)	Severance Payments	Retiree Medical and Executive Life Insurance(3)	Outplacement Services	Excise Tax & Tax Gross-Up	Total
Thomas F. Farrell II(4)
Retirement	$—	$1,204,842	$255,908	$172,662	$—	$—	$—	$—	$1,633,412
Death / Disability	—	1,777,190	255,908	—	—	—	—	—	2,033,098
Change in Control(5)	133,470	1,241,106	279,172	—	1,271,121	—	3,185	—	2,928,054

Mark F. McGettrick(4)
Retirement	—	476,814	97,204	—	—	—	—	—	574,018
Death / Disability	—	678,845	97,204	—	—	—	—	—	776,049
Change in Control(5)	—	820,838	106,042	—	829,625	—	4,348	—	1,760,853

Paul D. Koonce
Termination Without Cause	—	636,883	138,646	—	—	—	—	—	775,529
Voluntary Termination	—	—	—	—	—	—	—	—	—
Termination With Cause	—	—	—	—	—	—	—	—	—
Death / Disability	—	914,163	138,646	—	—	—	—	—	1,052,809
Change in Control(5)	1,097,782	1,135,061	151,251	—	1,423,884	35,504	9,945	1,703,022	5,556,449

Robert M. Blue
Termination Without Cause	—	94,011	20,661	—	—	—	—	—	114,672
Voluntary Termination	—	—	—	—	—	—	—	—	—
Termination With Cause	—	—	—	—	—	—	—	—	—
Death / Disability	—	94,011	20,661	—	—	—	—	—	114,672
Change in Control(5)	151,817	53,288	22,539	—	321,430	—	4,320	247,298	800,692

Ashwini Sawhney(4)
Retirement	—	62,585	13,293	—	—	—	—	—	75,878
Termination Without Cause	—	107,740	13,293	—	—	—	—	—	121,033
Death / Disability	—	107,740	13,293	—	—	—	—	—	121,033
Change in Control(5)	—	81,212	14,502	—	237,092	—	4,633	—	337,439

Note: The NEOs included in this table perform services for more than one subsidiary of Dominion. Compensation for the NEOs listed in the table reflects only the applicable portion related to their service for Dominion Gas and its subsidiaries in the year presented.

(1)

Grants made in 2011, 2012 and 2013 under the long-term incentive program vest pro rata upon termination without cause, death or disability. These grants vest pro rata upon retirement provided the CEO of Dominion (or in the case of the CEO, the CGN Committee) determines the NEO’s retirement is not detrimental to the company; amounts shown assume this determination was made. However, the December

2010 restricted stock award issued to Mr. Farrell and the December 2012 restricted stock awards issued to Messrs. McGettrick and Koonce do not vest prorated if the executive is terminated or leaves for any reason other than following change of control, death or disability. The amounts shown in the restricted stock column are based on the closing stock price of $64.69 on December 31, 2013.
(2)	Pursuant to a letter agreement dated February 27, 2003, Mr. Farrell will be entitled to a special payment of one times salary upon retirement in exchange for a two-year non-compete agreement. Mr. Farrell would not be entitled to this non-compete payment in the event of his death.
(3)	Amounts in this column represent the value of the annual incremental benefit the NEOs would receive for executive life insurance and retiree medical coverage. Mr. McGettrick is eligible for retiree medical and executive life insurance upon any termination due to his letter agreement. Messrs. Farrell and Sawhney are entitled to executive life insurance coverage and retiree medical benefit upon any termination since they are retirement eligible and have completed 10 years of service. Mr. Koonce is eligible for retiree medical and executive life insurance upon a change in control. Mr. Blue is not eligible for retiree medical or executive life insurance even upon a change in control because even with the extra age provided under the change in control this will not allow him to qualify for these benefits.
(4)	For the NEOs who are eligible for retirement (Messrs. Farrell, McGettrick and Sawhney), this table above assumes they would retire in connection with any termination event, unless there is a greater benefit upon termination without cause.
(5)	Change in control amounts assume that a change in control and a termination or constructive termination takes place on December 31, 2013. The amounts indicated upon a change in control are the incremental amounts attributable to five years of additional age and service credited pursuant to the Employment Continuity Agreements that each NEO would receive over the amounts payable upon a retirement (Messrs. Farrell, McGettrick and Sawhney) or termination without cause (Messrs. Koonce and Blue). The restricted stock and performance grant amounts represent the value of the awards upon a change in control that is above what would be received upon a retirement or termination without cause.

SECURITIES OWNERSHIP

Dominion is the sole member of Dominion Gas. As of May 31, 2014, there were 581,923,179 shares of Dominion common stock outstanding.

The following table sets forth information as of May 31, 2014 with respect to the beneficial ownership of common shares of Dominion, our parent company, by:

•	each Dominion Gas director;

•	each of the Dominion Gas NEOs; and

•	all Dominion Gas directors and executive officers as a group.

	Beneficial Ownership of Dominion Common Stock as of May 31, 2014
Name of Beneficial Owner	Shares	Restricted Shares	Total (1)
Thomas F. Farrell II	666,943	322,383	989,326
Mark F. McGettrick	190,071	110,021	300,092
Paul D. Koonce	75,796	66,925	142,721
Mark O. Webb	5,681	3,430	9,111
Michele L. Cardiff	4,952	4,187	9,139
Robert M. Blue	27,136	12,265	39,401
Ashwini Sawhney (2)	27,966	7,459	35,425
All directors and executive officers as a group (5 persons) (3)	943,443	506,946	1,450,389

(1)	No individual director or executive officer has the right to acquire beneficial ownership of shares within 60 days of May 31, 2014. Unless otherwise noted, all shares are held directly by the director or executive officer and such person has sole voting and investment power with respect to such shares. Includes shares as to which voting and/or investment power is shared with or controlled by another person as follows: Mr. Farrell, 20,000 (shares held jointly); Mr. Webb, 409 (shares held jointly) and 90 (shares held by spouse); and all directors and executive officers as a group, 20,499.
(2)	This table reflects Mr. Sawhney’s ownership as of April 1, 2014 when he retired from Dominion.
(3)	Neither any individual director or executive officer, nor all of the directors or executive officers as a group, own more than 1 percent of the shares outstanding as of May 31, 2014.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Dominion Gas is a wholly-owned subsidiary of Dominion. Dominion Gas’ Board is comprised of Messrs. Farrell, McGettrick and Webb. These individuals are also executive officers of Dominion Gas, as well as Dominion and certain other Dominion subsidiaries. Related-person transactions have the potential to arise in circumstances that involve Dominion Gas’ directors and executive officers, and that involve Dominion and its subsidiaries and affiliates other than Dominion Gas.

Directors and Officers

Dominion’s Board of Directors, nearly all of whose members are independent, is primarily responsible for developing and implementing processes and controls to obtain information from its directors, executive officers and significant shareholders regarding related-person transactions in which Dominion, including Dominion Gas, is a participant and then determining, based on the facts and circumstances, whether a related person has a direct or indirect material interest in these transactions. The group of related persons subject to these processes and controls includes the Dominion Gas directors and executive officers.

The Dominion Board has adopted related party transaction guidelines for the purpose of identifying potential conflicts of interest arising out of financial transactions, arrangements and relations between Dominion and any related person that also apply to Dominion Gas. Under Dominion’s guidelines, a related person is a director, executive officer, director nominee, beneficial owner of more than 5% of Dominion’s common stock or any immediate family member of one of the foregoing persons. A related party transaction is any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships in excess of $120,000 in which Dominion (and/or any of its consolidated subsidiaries, including Dominion Gas) is a participant and in which the related person has or will have a direct or indirect material interest.

In determining whether a direct or indirect interest is material, the significance of the information to investors in light of all circumstances is considered. The importance of the interest to the person having the interest, the relationship of the parties to the transaction with each other and the amount involved are among the factors considered in determining the significance of the information to investors.

The CGN Committee of Dominion has reviewed certain categories of transactions and determined that transactions between Dominion (or Dominion Gas, as a consolidated subsidiary of Dominion) and a related person that fall within such categories will not result in the related person receiving a direct or indirect material interest. Under these guidelines, such transactions are not deemed related party transactions and, therefore, are not subject to review by the CGN Committee. The categories of excluded transactions include, among other items, compensation and expense reimbursements paid to directors and executive officers in the ordinary course of performing their duties; transactions with other companies where the related party’s only relationship is as an employee, if the aggregate amount involved does not exceed the greater of $1 million or 2% of that company’s gross revenues; and charitable contributions that are less than the greater of $1 million or 2% of the charity’s annual receipts. The full text of the guidelines can be found on Dominion’s website at http://www.dom.com/investors/corporategovernance/pdf/related_party_guidelines.pdf.

Dominion collects information about potential related party transactions in its annual questionnaires completed by directors and executive officers, including the directors and executive officers of Dominion Gas. Dominion’s management reviews the potential related party transactions and assesses whether any of the identified transactions constitutes a related party transaction. Any identified related party transaction is then reported to the CGN Committee. The CGN Committee reviews and considers relevant facts and circumstances and determines whether to approve or ratify the related party transactions identified. The CGN Committee may approve or ratify only those related party transactions that are in, or are not inconsistent with, the best interests of Dominion (or Dominion Gas, as a consolidated subsidiary of Dominion) and that are in compliance with Dominion’s Code of Ethics and Business Conduct.

During the years ended December 31, 2011, 2012 and 2013, other than the related party transactions described below (in which Dominion Gas’ executive officers and directors had no interest other than their roles as executive officers of Dominion and its subsidiaries, including Dominion Gas, for which they were compensated in the ordinary course) and other transactions not required to be approved under Dominion’s related-party transaction guidelines, there were no related-party transactions involving Dominion Gas and its executive officers or directors.

Related Party Transactions

Dominion Gas engages in a variety of transactions with other Dominion subsidiaries and related parties. The terms of the transactions and agreements disclosed below were determined by and among these entities and, consequently, are not the result of arm’s length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unrelated third parties.

Issuance of Membership Interests

On September 30, 2013, Dominion contributed its wholly-owned subsidiaries DTI, East Ohio and Dominion Iroquois to Dominion Gas in exchange for 100% of its limited liability company membership interests.

Distributions

Dominion Gas paid cash distributions in the amount of $318 million to its parent, Dominion, during 2013 and $78 million in the first quarter of 2014, and expects to continue to make cash distributions to Dominion in the future.

Intercompany Revolving Credit Agreements

To meet our short-term borrowing needs, we entered into the IRCA in October 2013 under which Dominion provides daily cash requirements not met by our internal cash flows. The IRCA has a limit of $2.5 billion. Similarly, we have entered into intercompany short-term credit agreements with several of our operating subsidiaries. Listed below are the individual credit limits for our direct subsidiaries:

East Ohio	$800 million
DTI	$2 billion
Dominion Iroquois	$400 million

Loans under the IRCA and each intercompany credit agreement are payable upon demand and accrue interest, payable monthly, at an interest rate equivalent to that of Dominion’s aggregate outstanding commercial paper borrowings. The maximum amount of IRCA borrowings for the year ended December 31, 2013 was $1.7 billion. See Note 20 to the Audited Consolidated Financial Statements and Note 15 to the Unaudited Consolidated Financial Statements for additional information. Dominion Gas anticipates continued activity under these agreements in the current year.

Administrative Services Agreements

Each of Dominion Gas, DTI, East Ohio and Dominion Iroquois has entered into services agreements with DRS, a subsidiary of Dominion. Pursuant to these agreements, DRS may provide certain administrative, management and other services including, but not limited to, services related to accounting, auditing, legal and regulatory, information technology, human resources, operations, risk management, supply chain, rates, tax, corporate secretary, environmental compliance, customer services, energy marketing, treasury and finance, external affairs and office space and equipment. DRS provides these services at cost. See Note 20 to the Audited Consolidated Financial Statements and Note 15 to the Unaudited Consolidated Financial Statements for additional information. Dominion Gas anticipates continued activity under these agreements in the current year.

Tax Sharing Agreement

As a single member limited liability company that is disregarded for income tax purposes, we have entered into a tax agreement with our parent, Dominion. Our tax attributes, expected to be comprised primarily of net tax-deductible expenditures, will be included in Dominion’s tax returns. Our subsidiaries participate in a separate tax sharing agreement with Dominion and its subsidiaries. Each of the agreements governs the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes.

Under the agreements, we and our subsidiaries will generally be entitled to receive payment from Dominion in respect of our tax attributes or tax benefits or any reduction of taxes when, and to the extent they are realized by Dominion. In addition, we and each of our subsidiaries will be obligated to pay to Dominion our respective share of taxes payable when, and to the extent, incurred by Dominion, determined as if returns had been filed on a standalone basis. The agreements also assign responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the agreements provide for cooperation and information sharing with respect to tax matters.

Dominion will be primarily responsible for preparing and filing any tax return with respect to the Dominion affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined, unitary or similar group for U.S. state or local income tax purposes or U.S. state or local non-income tax purposes that includes Dominion or any of its subsidiaries, including those that also include us and/or any of our subsidiaries. Dominion will also be responsible for preparing and filing any tax returns that include only one or more of our subsidiaries.

Dominion will be responsible for paying any U.S. federal, state or local income taxes and any U.S. state or local non-income taxes (and any related interest, penalties or audit adjustments and including those taxes attributable to our business or the business of our subsidiaries) reportable on a consolidated, combined or unitary return that includes Dominion or any of its subsidiaries (and us and/or any of our subsidiaries). Each of our subsidiaries and we will be responsible for our respective shares of any such taxes as would be applicable to us if the returns were prepared on a standalone basis. In addition, each of our subsidiaries will be responsible for any U.S. state or local income taxes and any U.S. state or local non-income taxes (and any related interest, penalties or audit adjustments) that are reportable on returns that include only such subsidiary.

Dominion will generally have exclusive authority to control tax contests related to any such tax return, including those tax returns that include only one or more of our subsidiaries.

See Notes 2 and 5 to the Audited Consolidated Financial Statements and Note 5 to the Unaudited Consolidated Financial Statements for additional information.

Blue Racer Operations and Maintenance Agreements

DTI and East Ohio provide various operation and maintenance services to Blue Racer under two agreements. Both DTI and East Ohio are reimbursed for their costs to provide these services, including an allowance for indirect or overhead costs. These arrangements were established at arm’s length, and are considered reasonable as compared to the costs that would otherwise be experienced to obtain the subject operation and maintenance services. Blue Racer transactions with Dominion Gas for these services are included in the sales of natural gas and transportation and storage services to affiliates included in Note 20 to the Audited

Consolidated Financial Statements and Note 15 to the Unaudited Consolidated Financial Statements. Dominion Gas anticipates continued activity under these agreements in the current fiscal year.

Natural Gas, Transportation, Storage and Other Services

Dominion Gas transacts with affiliates for certain quantities of natural gas and other commodities at market prices in the ordinary course of business. For example, during 2013, Dominion Gas transacted for certain quantities of natural gas and other commodities at market prices in the ordinary course of business with the following subsidiaries of Dominion: Dominion Field Services, Inc. and Dominion Natrium Holdings, Inc. Additionally, during 2013, Dominion Gas provided transportation, storage, gathering and processing services to the following subsidiaries of Dominion with rates and conditions of service in accordance with FERC-regulated tariffs: Dominion Field Services, Inc., Dominion Natrium Holdings, Inc., Dominion Retail, Inc., Hope Gas, Inc., Virginia Power Energy Marketing, Inc. and Virginia Power Services Energy Corp., Inc. Natural gas imbalances occurred in connection with certain of these transactions resulting in imbalances receivable and payable at December 31, 2013 to Blue Racer and the following subsidiaries of Dominion: Dominion Cove Point LNG, LP, Dominion Field Services, Inc., Hope Gas, Inc. and Virginia Power Energy Marketing, Inc. Dominion Gas also provided storage, pooling and interstate transportation services to Dominion Retail, Inc. with rates and terms and conditions of service in accordance with an Ohio Commission-regulated tariff and FERC-regulated Statement of Operating Conditions. See Notes 2 and 20 to the Audited Consolidated Financial Statements and Note 15 to the Unaudited Consolidated Financial Statements for further information, including the purchases and sales with affiliates for the years ended December 31, 2011, 2012 and 2013. Dominion Gas anticipates continued activity under these arrangements in the current fiscal year.

Commodity and Interest Rate Derivatives

Dominion Gas uses derivative instruments to manage its exposure to the risk of market fluctuations in the price of natural gas and NGLs in its business operations. It also enters into interest rate sensitive derivatives, including interest rate swaps and interest rate lock agreements, to manage its interest rate risk exposure. All of Dominion Gas’ commodity derivatives in 2011, 2012 and 2013 were transacted with Virginia Power Energy Marketing, Inc., a subsidiary of Dominion. Dominion Gas’ interest rate sensitive derivatives were transacted with Dominion during those periods. See Notes 7 and 20 to the Audited Consolidated Financial Statements and Notes 8 and 15 to the Unaudited Consolidated Financial Statements for further information. Dominion Gas anticipates continued activity under these instruments in the current fiscal year.

Employee Benefit Plans

During 2011, 2012 and 2013, Dominion Gas participated in certain Dominion benefit plans as described in Note 17 to the Audited Consolidated Financial Statements and Note 16 to the Unaudited Consolidated Financial Statements. Dominion Gas anticipates continued activity under these arrangements in the current fiscal year.

Sales of Pipeline Systems

During 2012 and 2013, Dominion Gas sold pipeline systems to Blue Racer and Dominion Natrium Holdings, Inc., a subsidiary of Dominion. See Note 3 to both the Audited and Unaudited Consolidated Financial Statements for additional information.

THE EXCHANGE OFFER

This section of the prospectus describes the exchange offer. Although we believe that the description describes the material terms of the exchange offer, this summary may not contain all of the information that is important to you. You should carefully read this entire prospectus and the accompanying letter of transmittal for a complete understanding of the exchange offer.

The term “holder” with respect to the exchange offer means any person in whose name Original Notes are registered on our books or the books of DTC, or any other person who has obtained a properly completed certificate of transfer from the registered holder, or any person whose Original Notes are held of record by DTC who desires to deliver such Original Notes by book-entry transfer at DTC.

Purpose and Effects of the Exchange Offer

On October 22, 2013 (the “issue date”), we sold to initial purchasers in a private placement $1.2 billion aggregate principal amount of our Original Notes consisting of (i) $400 million aggregate principal amount of Series A 1.05 % Senior Notes due November 1, 2016, (ii) $400 million aggregate principal amount of Series B 3.55% Senior Notes due November 1, 2023 and (iii) $400 million aggregate principal amount of Series C 4.80% Senior Notes due November 1, 2043. On or after the issue date, the Original Notes were offered and initially resold by the initial purchasers to “qualified institutional buyers” as defined in and in compliance with Rule 144A under the Securities Act and outside the United States in compliance with Regulation S under the Securities Act.

Also on October 22, 2013, we entered into a registration rights agreement with the initial purchasers of the Original Notes, pursuant to which we agreed to use our commercially reasonable efforts to (i) on or before April 21, 2014, file a registration statement on an appropriate registration form with the SEC with respect to a registered offer to exchange each series of Original Notes for new Exchange Notes with terms substantially identical in all material respects to such series of Original Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions or any increase in annual interest rate) and (ii) on or before July 21, 2014, cause the registration statement to be declared effective under the Securities Act.

The exchange offer will remain open for at least 20 business days (or longer if required by applicable law) after the date we mail notice of the exchange offer to holders of Original Notes. We will use our commercially reasonable efforts to complete the exchange offer for each series of Original Notes not later than 35 business days after the exchange offer registration statement becomes effective. Under existing interpretations of the SEC contained in several no-action letters to third parties, the Exchange Notes will generally be freely transferable after the exchange offer without further registration under the Securities Act, subject to the following exceptions. Any holder who intends to participate in the exchange offer for the purpose of distributing Exchange Notes and any broker-dealer who purchased Original Notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act cannot rely on the no-action letters referenced above, will not be permitted or entitled to tender Original Notes in the exchange offer, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. In addition, under applicable interpretations of the staff of the SEC, our affiliates will not be permitted to exchange their Original Notes for Exchange Notes in the exchange offer.

If you wish to exchange Original Notes for Exchange Notes in the exchange offer, you will be required to make certain representations to the Company. These representations include the following:

•	that any Exchange Notes received in the exchange offer are being acquired in the ordinary course of your business;

•	that you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the Exchange Notes;

•	that you are not our “affiliate” within the meaning of Rule 405 under the Securities Act; and

•	if you are a broker-dealer that will receive Exchange Notes for your own account in exchange for Original Notes that you acquired as a result of market-making or other trading activities, that you will deliver a prospectus meeting the requirements of the Securities Act (or, to the extent permitted by law, make such a prospectus available to purchasers) in connection with any resale of such Exchange Notes.

We are not making the exchange offer to, nor will we accept surrenders for exchange from, holders of Original Notes in any jurisdiction in which the exchange offer or its acceptance would not comply with applicable securities or blue sky laws.

Following the completion of the exchange offer, the holders of Notes will not have any further registration rights (except in the limited circumstances provided under the registration rights agreement), and the Original Notes will continue to be subject to certain restrictions on transfer. See “—Consequences of Failure to Exchange.” Accordingly, the liquidity of the market for the Original Notes could be adversely affected.

Participation in the exchange offer is voluntary and you should carefully consider whether to accept. We urge you to consult your financial and tax advisors in making your own decision on whether to participate in the exchange offer.

Consequences of Failure to Exchange

The Original Notes that are not exchanged for Exchange Notes in the exchange offer will remain restricted securities within the meaning of Rule 144(a)(3) of the Securities Act and subject to restrictions on transfer. Accordingly, such Original Notes may not be offered, sold, or otherwise transferred except:

1)	to us or any of our subsidiaries;

2)	pursuant to a registration statement which has been declared effective under the Securities Act;

3)	for so long as the Original Notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a person whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act, purchasing for its own account or for the account of another qualified institutional buyer to whom notice is given that the transfer is being made in reliance on Rule 144A under the Securities Act;

4)	pursuant to offers and sales to non-U.S. persons that occur outside the United States within the meaning of Regulation S under the Exchange Act; or

5)	pursuant to any another available exemption from the registration requirements of the Securities Act.

In all of the situations discussed above, the resale must be in accordance with the Securities Act and any other applicable securities laws. In the case of (4) and (5) above, we or the trustee under the Base Indenture and Supplemental Indentures that governs the Original Notes may require the delivery of an opinion of counsel, certifications and/or other information satisfactory to us and the trustee, prior to any offer, sale or other transfer.

To the extent Original Notes are tendered and accepted in the exchange offer, the principal amount of outstanding Original Notes will decrease. Accordingly, the liquidity of the market for the Original Notes could be adversely affected.

We may in the future seek to acquire untendered Original Notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any Original Notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered Original Notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all Original Notes validly tendered and not validly withdrawn on or prior to the expiration date of the exchange offer. We will issue Exchange Notes in exchange for the same principal amount of Original Notes accepted in the exchange offer. The Exchange Notes will accrue interest on the same terms as the Original Notes; however, holders of the Original Notes accepted for exchange will not receive accrued interest thereon at the time of exchange; rather, all accrued interest on the Original Notes will become obligations under the Exchange Notes. Holders may tender some or all of their Original Notes pursuant to the exchange offer. However, Original Notes may be tendered only in principal amounts equal to $2,000 and integral multiples of $1,000 in excess thereof.

The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes, except that the Exchange Notes will have been registered under the Securities Act and will not bear legends restricting their transfer pursuant to the Securities Act, and, except in the limited circumstances provided under the registration rights agreement, holders of the Exchange Notes will not be entitled to the rights of holders of Original Notes under the registration rights agreement.

The Exchange Notes will evidence the same debt as the Original Notes that they replace, and will be issued under, and be entitled to the benefits of, the Base Indenture and the Supplemental Indentures which govern all of the Notes, including the payment of principal and interest.

We are sending this prospectus and the letter of transmittal to all registered holders of outstanding Original Notes. Only a registered holder of Original Notes or such holder’s legal representative or attorney-in-fact as reflected on the records of the trustee under the Base Indenture and the Supplemental Indentures that govern the Original Notes may participate in the exchange offer. There will be no fixed record date for determining the holders of Original Notes entitled to participate in the exchange offer.

Holders of the Original Notes do not have any appraisal or dissenter’s rights under the Virginia Stock Corporation Act or the Base Indenture and Supplemental Indentures that govern the Original Notes in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the requirements of the Exchange Act and the SEC’s rules and regulations thereunder.

We will be deemed to have accepted validly tendered Original Notes when, as and if we have given written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders of the Original Notes for the purposes of receiving the Exchange Notes. The Exchange Notes delivered in the exchange offer will be issued promptly following the expiration of the exchange offer.

If any tendered Original Notes are not accepted for exchange because of an invalid tender, our withdrawal of the exchange offer, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Original Notes will be returned, without expense, to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date of the exchange offer or our withdrawal of the exchange offer, as applicable. Any acceptance, waiver of defect in a tender or rejection of a tender of Original Notes shall be at our sole discretion and shall be conclusive, final and binding.

Holders that tender Original Notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Original Notes in the exchange offer. We will pay all charges and expenses, other than certain taxes, in connection with the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The term “expiration date” with respect to the exchange offer means 5:00 p.m., New York City time, on July 24, 2014 unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.

If we extend the exchange offer, we will notify the exchange agent of any extension by written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion, to extend the exchange offer; if any of the conditions set forth below under “—Conditions to the Exchange Offer” have not been satisfied, to terminate the exchange offer; or to amend the terms of the exchange offer in any manner. We may effect any such extension, termination or amendment by giving written notice thereof to the exchange agent.

Except as specified in the second paragraph under this heading, we will make a public announcement of any such extension, termination or amendment as promptly as practicable. If we amend the exchange offer in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a prospectus supplement that will be distributed to the registered holders of the Original Notes. The exchange offer will then be extended for a period of five to ten business days, as required by law, depending upon the significance of the amendment and the manner of disclosure to the registered holders.

We will make a timely release of a public announcement of any extension, termination or amendment to the exchange offer to an appropriate news agency. A public announcement of any extension of the exchange offer will disclose the approximate number of securities tendered as of the date of the announcement.

Procedures for Tendering Original Notes

Tenders of Original Notes

The tender by a holder of Original Notes pursuant to any of the procedures set forth below will constitute the tendering holder’s acceptance of the terms and conditions of the exchange offer. Our acceptance for exchange of Original Notes tendered pursuant to any of the procedures described below will constitute a binding agreement between such tendering holder and us in accordance with the terms and subject to the conditions of the exchange offer. Only holders are authorized to tender their Original Notes. The procedures by which Original Notes may be tendered by beneficial owners that are not holders will depend upon the manner in which the Original Notes are held.

DTC has authorized DTC participants that are beneficial owners of Original Notes through DTC to tender their Original Notes as if they were holders. To effect a tender, DTC participants should either (1) complete and sign the letter of transmittal or a facsimile thereof, have the signature thereon guaranteed if required by Instruction 2 of the letter of transmittal and deliver the letter of transmittal or such facsimile pursuant to the procedures for book-entry transfer set forth below under “—Book-Entry Delivery Procedures” or (2) transmit their acceptance to DTC through the DTC Automated Tender Offer Program (“ATOP”), for which the exchange offer will be eligible, and follow the procedures for book-entry transfer set forth below under “—Book-Entry Delivery Procedures.”

Tender of Original Notes Held in Physical Form

To tender Original Notes held in physical form in the exchange offer:

•	the exchange agent must receive, at the address set forth in this prospectus, a properly completed letter of transmittal applicable to such Original Notes (or a facsimile thereof) duly executed by the tendering holder and any other documents the letter of transmittal requires, and tendered Original Notes must be received by the exchange agent at such address (or delivery effected through the deposit of Original Notes into the exchange agent’s account with DTC and making book-entry delivery as set forth below) on or prior to the expiration date of the exchange offer; or

•	the tendering holder must comply with the guaranteed delivery procedures set forth below on or prior to the expiration date of the exchange offer.

Letters of transmittal and Original Notes should be sent only to the exchange agent and should not be sent to us.

Tender of Original Notes Held through a Custodian

To tender Original Notes that a broker, dealer, commercial bank, trust company or other nominee holds of record, the beneficial owner thereof must instruct such holder to tender the Original Notes on the beneficial owner’s behalf. A letter of instructions from the record owner to the beneficial owner may be included in the materials provided along with this prospectus, which the beneficial owner may use to instruct the registered holder of such beneficial owner’s Original Notes to effect the tender.

Tender of Original Notes Held through DTC

To tender Original Notes that are held through DTC, DTC participants on or prior to the expiration date of the exchange offer should either:

•	properly complete and duly execute the letter of transmittal (or a facsimile thereof) and any other documents required by the letter of transmittal, and deliver the letter of transmittal or such facsimile pursuant to the procedures for book-entry transfer set forth below; or

•	transmit their acceptance through ATOP, for which the exchange offer will be eligible, and DTC will then edit and verify the acceptance and send an Agent’s Message to the exchange agent for its acceptance.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the exchange agent, and forming a part of the Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from a participant in DTC tendering the Original Notes and that such participant has received the letter of transmittal, agrees to be bound by the terms of the letter of transmittal and we may enforce such agreement against such participant.

Tendered Original Notes held through DTC must be delivered to the exchange agent pursuant to the book-entry delivery procedures set forth below or the tendering DTC participant must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Original Notes and letters of transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance or Agent’s Message transmitted through ATOP, is at the election and risk of the person tendering Original Notes and delivering letters of transmittal. If you use ATOP to tender, you must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC on or prior to the expiration date of the exchange offer. Except as otherwise provided in the letter of transmittal, tender and delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is suggested that the holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the expiration date of the exchange offer to permit delivery to the exchange agent on or prior to such date.

Except as provided below, unless the Original Notes being tendered are deposited with the exchange agent on or prior to the expiration date of the exchange offer (accompanied by a properly completed and duly executed letter of transmittal or a properly transmitted Agent’s Message), we may, at our option, reject such tender. Exchange of Exchange Notes for Original Notes will be made only against deposit of the tendered Original Notes and delivery of all other required documents.

Book-Entry Delivery Procedures

The exchange agent will establish accounts with respect to the Original Notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC may make book-entry delivery of the Original Notes by causing DTC to transfer such Original Notes into the exchange agent’s account in accordance with DTC’s procedures for such transfer.

However, although delivery of Original Notes may be effected through book-entry at DTC, the letter of transmittal (or facsimile thereof), with any required signature guarantees or an Agent’s Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the exchange agent at its address set forth in this prospectus on or prior to the expiration date of the exchange offer, or compliance must be made with the guaranteed delivery procedures described below. Delivery of documents to DTC does not constitute delivery to the exchange agent. The confirmation of a book-entry transfer into the exchange agent’s account at DTC as described above is referred to as a Book-Entry Confirmation.

Signature Guarantees

Signatures on all letters of transmittal must be guaranteed by a recognized member of the Medallion Signature Guarantee Program or by any other “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 under the Exchange Act, either of which we refer to as an “ Eligible Institution,” unless the Original Notes tendered thereby are tendered (1) by a registered holder of Original Notes (or by a participant in DTC whose name appears on a DTC security position listing as the owner of such Original Notes) that has not completed either the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or (2) for the account of an Eligible Institution. See Instruction 5 of the letter of transmittal. In addition, if the Original Notes are registered in the name of a person other than the signer of the letter of transmittal or if Original Notes not accepted for exchange or not tendered for exchange are to be returned to a person other than the registered holder, then the signature on the letter of transmittal accompanying the tendered Original Notes must be guaranteed by an Eligible Institution as described above. See Instruction 5 of the letter of transmittal.

Guaranteed Delivery

If you wish to tender your Original Notes but they are not immediately available or if you cannot deliver your Original Notes, the letter of transmittal and any other required documents to the exchange agent or comply with the applicable procedures under ATOP on or prior to the expiration date of the exchange offer, you may tender if:

•	the tender is made by or through an Eligible Institution;

•	on or prior to the expiration date of the exchange offer, the exchange agent receives from that Eligible Institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail, courier or overnight delivery or a properly transmitted Agent’s Message relating to a notice of guaranteed delivery:

•	stating your name and address, the certificate number or numbers of your Original Notes and the principal amount of Original Notes tendered;

•	stating that the tender is being made thereby; and

•	guaranteeing that, within three business days after the expiration date of the exchange offer, the letter of transmittal or a facsimile thereof or an Agent’s Message in lieu thereof, together with the Original Notes or a Book-Entry Confirmation, and any other documents required by the letter of transmittal, will be deposited by the Eligible Institution with the exchange agent; and

•	the exchange agent receives such properly completed and executed letter of transmittal or facsimile or Agent’s Message, as well as all tendered Original Notes in proper form for transfer or a Book-Entry Confirmation, and all other documents required by the letter of transmittal, within three business days after the expiration date of the exchange offer.

Upon written request to the exchange agent, the exchange agent will send a notice of guaranteed delivery to you if you wish to tender your Original Notes according to the guaranteed delivery procedures described above.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Original Notes will be determined by us in our sole discretion, which determination will be conclusive, final and binding. Alternative, conditional or contingent tenders of Original Notes will not be considered valid and may not be accepted. We reserve the absolute right to reject any and all Original Notes not properly tendered or any Original Notes our acceptance of which, in the opinion of our counsel, would be unlawful.

We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Original Notes. The interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) by us will be conclusive, final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within such time as we shall determine.

Although we intend to notify holders of defects or irregularities with respect to tenders of Original Notes through the exchange agent, none of we, the exchange agent or any other person is under any duty to give such notification, nor shall we or they incur any liability for failure to give such notification. Tenders of Original Notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

Any Original Notes received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived, or if Original Notes are submitted in a principal amount greater than the principal amount of Original Notes being tendered by a tendering holder, such unaccepted or non-exchanged Original Notes will either be:

•	returned by the exchange agent to the tendering holder; or

•	in the case of Original Notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry delivery procedures described above, credited to an account maintained with DTC.

Withdrawal of Tenders

Except as otherwise provided herein, tenders of Original Notes in the exchange offer may be withdrawn at any time on or prior to the expiration date of the exchange offer. To be effective, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus on or prior to the expiration date of the exchange offer. Any such notice of withdrawal must:

•	specify the name of the person having deposited the Original Notes to be withdrawn;

•	identify the Original Notes to be withdrawn, including the certificate number or numbers of the particular certificate or certificates evidencing the Original Notes (unless such Original Notes were tendered by book-entry transfer), and aggregate principal amount of such Original Notes; and

•	be signed by the holder in the same manner as the original signature on the letter of transmittal (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee under the Base Indenture and Supplemental Indentures that govern the Original Notes register the transfer of the Original Notes into the name of the person withdrawing such Original Notes.

If Original Notes have been delivered pursuant to the procedures for book-entry transfer set forth in “—Procedures for Tendering Original Notes—Book-Entry Delivery Procedures,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with such withdrawn Original Notes and must otherwise comply with DTC procedures.

If the Original Notes to be withdrawn have been delivered or otherwise identified to the exchange agent, a signed notice of withdrawal meeting the requirements discussed above is effective immediately upon written or facsimile notice of withdrawal even if physical release is not yet effected. A withdrawal of tendered Original Notes can only be accomplished in accordance with these procedures.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by us in our sole discretion, which determination shall be conclusive, final and binding on all parties. No withdrawal of tendered Original Notes will be deemed to have been properly made until all defects or irregularities have been cured or expressly waived. Neither we, the guarantors, the exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, nor shall we or they incur any liability for failure to give any such notification. Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no Exchange Notes will be issued with respect thereto unless the Original Notes so withdrawn are retendered on or prior to the expiration date of the exchange offer. Properly withdrawn Original Notes may be retendered by following one of the procedures described above under “—Procedures for Tendering Original Notes” at any time on or prior to the expiration date of the exchange offer.

Any Original Notes which have been tendered but which are not accepted for exchange due to the rejection of the tender due to uncured defects or the prior termination of the exchange offer, or which have been validly withdrawn, will be returned to the holder thereof, unless otherwise provided in the letter of transmittal, promptly following the expiration date of the exchange offer or the termination of the exchange offer, as applicable, or, if so requested in a notice of withdrawal, promptly after receipt by us of the notice of withdrawal, without cost to such holder.

Conditions to the Exchange Offer

The exchange offer is not subject to any conditions, other than that:

•	the exchange offer, or the making of any exchange by a holder, does not violate applicable law or any applicable interpretation of the staff of the SEC;

•	there shall not have been instituted, threatened or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the exchange offer, that would or might, in our reasonable judgment, prohibit, prevent, restrict or delay completion of the exchange offer;

•	no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay completion of the exchange offer;

•	there shall not have occurred or be likely to occur any event affecting the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of us, our subsidiaries or our affiliates that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay completion of the exchange offer;

•	the trustee under the Base Indenture and Supplemental Indentures that govern the Notes shall not have objected in any respect to or taken any action that could, in our reasonable judgment, adversely affect the completion of the exchange offer, or shall have taken any action that challenges the validity or effectiveness of the procedures used by us in soliciting or the making of the exchange offer; and

•

there shall not have occurred (a) any general suspension of, or limitation on prices for, trading in the United States securities or financial markets, (b) a material impairment in the trading market for debt securities, (c) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (d) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions, (e) an outbreak or escalation of hostilities or acts of terrorism involving the United States or a declaration of a national emergency or war by the United States or any other calamity or crisis or any other change in political, financial or economic conditions, if the effect of any such event, in our reasonable judgment, makes it impractical or inadvisable to proceed with the exchange offer or (f) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

If we determine in our reasonable judgment that any of the conditions to the exchange offer are not satisfied, we may:

•	refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders;

•	terminate the exchange offer;

•	extend the exchange offer and retain all tendered Original Notes, subject, however, to the rights of holders to withdraw such tendered Original Notes; or

•	waive such unsatisfied conditions with respect to the exchange offer and accept all validly tendered Original Notes that have not been validly withdrawn. If such waiver constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders of the Original Notes, and will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such five to ten business day period.

Other than those under federal securities laws, there are no federal or state regulatory requirements that we must comply with and there are no approvals that we must obtain in connection with the exchange offer.

Exchange Agent

Deutsche Bank Trust Company Americas will serve as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery and other documents to the exchange agent addressed as follows:

By Mail, Overnight Mail or Courier:

DB Services Americas, Inc.

Attention: Reorg. Department

5022 Gate Parkway, Suite 200

Jacksonville, FL 32256

By Facsimile Transmission (Eligible Institutions Only):

(615) 866-3889

Confirm by Telephone:

(877) 843-9767

For Information Call:

(877) 843-9767

DB.Reorg@db.com

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail or electronic transmission to DTC by the exchange agent; however, additional solicitations may be made by electronic transmission, telecopy, telephone or in person by our or our affiliates’ officers and regular employees.

No dealer manager has been retained in connection with the exchange offer and no payments will be made to brokers, dealers or others soliciting acceptance of the exchange offer. However, reasonable and customary fees will be paid to the exchange agent for its services and it will be reimbursed for its reasonable out-of-pocket expenses.

Our out-of-pocket expenses for the exchange offer will include fees and expenses of the exchange agent and the trustee under the Base Indenture and Supplemental Indentures that governs the Notes, accounting and legal fees and printing costs, among others.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of the Original Notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Original Notes pursuant to the exchange offer, then the amount of any such transfer tax (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such tax or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer tax will be billed directly to such tendering holder.

Accounting Treatment

We will record the Exchange Notes at the same carrying value as the Original Notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The costs associated with the exchange offer will be expensed as incurred.

DESCRIPTION OF THE NOTES

Set forth below is a description of the specific terms of the Notes. The term “Notes” includes the Original Notes and the Exchange Notes. The Notes will be issued under an Indenture, dated as of October 1, 2013 between the Company and Deutsche Bank Trust Company Americas, as trustee (the “Base Indenture”), supplemented by the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture, each dated as of October 1, 2013 between the Company and the trustee (collectively, the “Supplemental Indentures”). The Original Notes were issued in a private placement transaction that is not subject to the registration requirements of the Securities Act, and the Exchange Notes will be issued pursuant to the exchange offering. The terms of the Notes include those stated in the Base Indenture and the Supplemental Indentures and those made part of the Base Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is not complete in every respect and only serves as a summary of the material provisions of the Base Indenture, the Supplemental Indentures and the Notes. It does not restate those agreements in their entirety. We urge you to read the Base Indenture and the Supplemental Indentures in their entirety, because they, and not this description, define your rights as holders of the Notes. Copies of the Base Indenture and the Supplemental Indentures are available as set forth below under “— Additional Information.” You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” In this description, the term “Company,” “us,” “our” or “we” refers only to Dominion Gas Holdings, LLC and not to any of our subsidiaries.

The registered holder of a Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Base Indenture and the Supplemental Indentures.

General

Each series of Notes will be an unsecured senior obligation of the Company. The Series A Senior Notes will be initially limited in aggregate principal amount to $400,000,000. The Series B Senior Notes will be initially limited in aggregate principal amount to $400,000,000. The Series C Senior Notes will be initially limited in aggregate principal amount to $400,000,000. We may, without the consent of the existing holders of the Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as any of the Series A, Series B or Series C Senior Notes. Any additional notes having such similar terms, together with any of the Series A, Series B or Series C Senior Notes, as applicable, will constitute a single series of notes under the Base Indenture.

The entire principal amount of the Series A Senior Notes will mature and become due and payable, together with any accrued and unpaid interest, on November 1, 2016. The entire principal amount of the Series B Senior Notes will mature and become due and payable, together with any accrued and unpaid interest, on November 1, 2023. The entire principal amount of the Series C Senior Notes will mature and become due and payable, together with any accrued and unpaid interest, on November 1, 2043. The Notes are not subject to any sinking fund provision. The Notes are available for purchase in denominations of $2,000 and any greater integral multiple of $1,000.

Ranking

The Notes are our direct, unsecured and unsubordinated obligations, will rank equally with all of our other senior unsecured debt, will be senior in right of payment to all of our subordinated indebtedness, and will be effectively subordinated to our secured debt, if any.

Because we are a holding company and conduct all of our operations through our subsidiaries, our ability to meet our obligations under the Notes is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Holders of Notes will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. As of December 31, 2013, our subsidiaries had no outstanding long-term debt (including securities due within one year).

The Base Indenture and Supplemental Indentures contain no restrictions on the amount of additional indebtedness that we or our subsidiaries may incur. We and our subsidiaries expect to incur additional indebtedness from time to time. The Notes are not guaranteed by Dominion, its subsidiaries or our subsidiaries.

Interest

The Series A Senior Notes will bear interest at the rate of 1.05% per year from the date of original issuance. The Series B Senior Notes will bear interest at the rate of 3.55% per year from the date of original issuance. The Series C Senior Notes will bear interest at the rate of 4.80% per year from the date of original issuance.

Interest is payable on each series of Notes semi-annually in arrears on May 1 and November 1 of each year (each, an “Interest Payment Date”). The initial Interest Payment Date for each of the Series A, Series B and Series C Senior Notes was May 1, 2014.

The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the Notes is not a business day, then payment of the interest payable on that date will be made on the next succeeding day which is a business day (and without any interest or other payment in respect of any delay), with the same force and effect as if made on such date.

So long as the Notes remain in book-entry only form, the record date for each Interest Payment Date will be the close of business on the business day before the applicable Interest Payment Date. If the Notes are not in book-entry only form, the record date for each Interest Payment Date will be the close of business on the fifteenth calendar day before the applicable Interest Payment Date (whether or not a business day); however, interest payable at maturity or upon redemption or repurchase will be paid to the person to whom principal is payable.

Methods of Receiving Payments on the Notes

We will pay or cause to be paid all principal, interest and premium, if any, on the Notes in the manner described under “— Same-Day Settlement and Payment” below.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the Notes, and we or any of our subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange Notes in accordance with the Supplemental Indentures. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. No service charges will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of Notes, but holders may be required to pay all taxes due on transfer or exchange. We are not required to transfer or exchange any Note selected for redemption.

Optional Redemption

The Series A Senior Notes are redeemable, in whole or in part, at any time, and at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the Series A Senior Notes then outstanding to be redeemed, or

•	the sum of the present values of the remaining scheduled payments of principal and interest (not including any portion of such payments of interest accrued as of the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 10 basis points, as calculated by an Independent Investment Banker, plus, in either of the above cases, accrued and unpaid interest to the Redemption Date.

The Series B Senior Notes are redeemable, in whole or in part at any time and from time to time prior to August 1, 2023, at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the Series B Senior Notes then outstanding to be redeemed, or

•	the sum of the present values of the remaining scheduled payments of principal and interest (not including any portion of such payments of interest accrued as of the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 15 basis points, as calculated by an Independent Investment Banker, plus, in either of the above cases, accrued and unpaid interest to the Redemption Date.

In addition, the Series B Senior Notes are redeemable, in whole or in part at any time and from time to time on or after August 1, 2023, at our option at a redemption price equal to 100% of the principal amount of the Series B Senior Notes then outstanding to be redeemed, plus accrued and unpaid interest thereon to the Redemption Date.

The Series C Senior Notes are redeemable, in whole or in part at any time and from time to time prior to May 1, 2043, at our option at a redemption price equal to the greater of:

•	100% of the principal amount of the Series C Senior Notes then outstanding to be redeemed, or

•	the sum of the present values of the remaining scheduled payments of principal and interest (not including any portion of such payments of interest accrued as of the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 20 basis points, as calculated by an Independent Investment Banker, plus, in either of the above cases, accrued and unpaid interest to the Redemption Date.

In addition, the Series C Senior Notes are redeemable, in whole or in part at any time and from time to time on or after May 1, 2043, at our option at a redemption price equal to 100% of the principal amount of the Series C Senior Notes then outstanding to be redeemed, plus accrued and unpaid interest thereon to the Redemption Date.

We will send or cause to be sent a notice of redemption at least 20 days but not more than 60 days before the Redemption Date to each holder of Notes to be redeemed.

If less than all of the Notes of any series are to be redeemed at any time, the trustee will select such Notes for redemption from the outstanding Notes of such series not previously called for redemption on a pro rata basis or by lot (or such other method as the trustee deems fair or appropriate in each case in accordance with the applicable procedures of DTC). No Notes of $2,000 or less can be redeemed in part. The trustee shall not be liable for selections made by it in accordance with this section.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note of the same series and in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. Unless we default in payment of the redemption price, on and after the Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption.

Certain Covenants

Except as set forth in this “Description of Notes,” neither we nor any of our subsidiaries will be restricted by the Base Indenture from incurring additional indebtedness or other obligations, from making distributions or paying dividends on our or our subsidiaries’ equity interests or from purchasing our or our subsidiaries’ equity interests. The Base Indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the Base Indenture does not contain any provisions that would require us to repurchase or redeem any of the Notes in situations that may adversely affect the creditworthiness of the Notes.

Limitation on Liens

While any of the Notes are outstanding, we are not permitted to create liens upon any Principal Property (as defined below) or upon any shares of stock of any Material Subsidiary (as defined below), which we now own or will own in the future, to secure any of our debt, unless at the same time we provide that the Notes will also be secured by that lien on an equal and ratable basis. However, we are generally permitted to create the following types of liens:

(1)	purchase money liens on future property acquired by us; liens of any kind existing on property or shares of stock at the time they are acquired by us; conditional sales agreements and other title retention agreements on future property acquired by us (as long as none of those liens cover any of our other properties);

(2)	liens on our property or any shares of stock of any Material Subsidiary that existed as of the date the Notes were first issued; liens on the shares of stock of any corporation, which liens existed at the time that corporation became a Material Subsidiary; certain liens typically incurred in the ordinary course of business;

(3)	liens in favor of the United States (or any State), any foreign country or any department, agency or instrumentality or political subdivision of those jurisdictions, to secure payments pursuant to any contract or statute or to secure any debt incurred for the purpose of financing the purchase price or the cost of constructing or improving the property subject to those liens, including, for example liens to secure debt of the pollution control or industrial revenue bond type;

(4)	debt that we may issue in connection with a consolidation or merger of Dominion or any Material Subsidiary with or into any other company (including any of our affiliates or Material Subsidiaries) in exchange for secured debt of that company (“Third Party Debt”) as long as that debt (i) is secured by a mortgage on all or a portion of the property of that company, (ii) prohibits secured debt from being incurred by that company, unless the Third Party Debt is secured on an equal and ratable basis, or (iii) prohibits secured debt from being incurred by that company;

(5)	debt of another company that we must assume in connection with a consolidation or merger of that company, with respect to which any of our property is subjected to a lien;

(6)	liens on any property that we acquire, construct, develop or improve after the date the Notes are first issued that are created before or within 18 months after the acquisition, construction, development or improvement of the property and secure the payment of the purchase price or related costs;

(7)	liens in favor of us, our Material Subsidiaries or our wholly-owned subsidiaries;

(8)	the replacement, extension or renewal of any lien referred to above in clauses (1) through (7) as long as the amount secured by the liens or the property subject to the liens is not increased; and

(9)	any other lien not covered by clauses (1) through (8) above as long as immediately after the creation of the lien the aggregate principal amount of debt secured by all liens created or assumed under this clause (9) does not exceed 10% of the members’ equity, as shown on the company’s consolidated balance sheet for the accounting period occurring immediately prior to the creation or assumption of such lien.

When we use the term “lien” in this section, we mean any mortgage, lien, pledge, security interest or other encumbrance of any kind; “Material Subsidiary” means each of our subsidiaries whose total assets (as determined in accordance with GAAP in the United States) represent at least 20% of our total assets on a consolidated basis; and “Principal Property” means any of our plants or facilities located in the United States that in the opinion of our Board or management is of material importance to the business conducted by us and our consolidated subsidiaries taken as whole.

Consolidation, Merger or Sale

We will not merge or consolidate with any other entity or sell or convey all or substantially all of our assets to any person unless (i) either we are the continuing corporation, or the successor entity (if other than us) is a corporation organized and existing under the laws of any domestic for foreign jurisdiction and such corporation expressly assumes by supplemental indenture the due and punctual payment of the principal of and interest on the Securities and the performance of all of the covenants of the Base Indenture to be performed by us, which supplemental indenture will be in a form satisfactory to the trustee, and executed and delivered to the trustee by such entity, (ii) immediately after such merger or consolidation, or such sale or conveyance, there is no event of default under the Base Indenture and (iii) we have delivered to the trustee an officer’s certificate and opinion of counsel stating that such transaction and such supplemental indenture comply with the Base Indenture.

In case of any such consolidation, merger, conveyance or transfer, such successor will succeed to and be substituted for us, with the same effect as if it had been named as us in the Base Indenture, and in the event of any such conveyance or transfer, we will be discharged of all of our obligations and covenants under the Base Indenture and the Securities.

Reports

The Base Indenture provides that we will:

(1)	file with the trustee, within 15 days after we have filed the same with the SEC, unless such reports are available on the SEC’s EDGAR filing system (or any successor thereto), copies of the annual reports and of the information, documents, and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which we may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if we are not required to file information, documents or reports pursuant to either of said Sections, then we shall file with the trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, such of the supplementary and periodic information, documents, and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations provided, however, that the trustee shall have no obligation whatsoever to determine whether or not such information, documents or reports have been filed pursuant to the EDGAR filing system (or its successor);

(2)

file with the trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, such additional information, documents and reports with respect to compliance by us with the conditions and covenants of the Indenture as may be required from time to time by such rules and regulations; and

(3)	transmit to the holders of the Notes within 30 days after the filing thereof with the trustee, in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act, such summaries of any information, documents and reports required to be filed by us pursuant to clauses (1) and (2) of this paragraph as may be required by rules and regulations prescribed from time to time by the SEC.

Events of Default

Event of Default when used in the Base Indenture means any of the following with respect to Securities of any series:

•	failure to pay the principal or any premium on any Security of that series when due;

•	with respect to the Securities, failure to deposit any sinking fund payment for any Security of that series, when due, that continues for 60 days;

•	failure to pay any interest on any Securities of that series, when due, that continues for 60 days; provided that, if applicable, for this purpose, the date on which interest is due is the date on which we are required to make payment following any deferral of interest payments by us under the terms of the applicable series of Securities that permit such deferrals;

•	failure to perform any other covenant in the Base Indenture or any Security in that series (other than a covenant expressly included solely for the benefit of other series and certain other covenants) that continues for 90 days after the trustee or the holders of at least 33% of the outstanding Securities of that series give written notice of the default;

•	certain events in bankruptcy, insolvency or reorganization of the Company; or

•	any other Event of Default included in the Base Indenture or any supplemental indenture.

In the case of a general covenant default described above where notice of default is provided by the trustee, the trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Securities of that series, together with the trustee, may also extend the grace period. The grace period will be automatically extended if we have initiated and are diligently pursuing corrective action.

An Event of Default for a particular series of Securities does not necessarily constitute an Event of Default for any other series of Securities issued under the Indenture. Additional events of default may be established for a particular series and, if established, will be described in the applicable offering memorandum, prospectus supplement or other offering materials.

If an Event of Default for any series of Securities occurs and continues, the trustee or the holders of at least 33% in aggregate principal amount of the Securities of the series may declare the entire principal of all the Securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Securities of that series can void the declaration.

The trustee may withhold notice to the holders of Securities of any default (except in the payment of principal or interest) if it considers the withholding of notice to be in the best interests of the holders. Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under the Base Indenture at the request, order or direction of any holders, unless the holders offer the trustee indemnity or security reasonably satisfactory to it. If they provide this indemnification or security, the holders of a majority in principal amount of any series of Securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of Securities. However, the trustee must give the holders of Securities notice of any default to the extent provided by the Trust Indenture Act.

The holder of any Security will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Security on its maturity date or redemption date and to enforce those payments.

Modification of Indenture; Waiver

Under the Base Indenture, our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Securities of such series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. In addition, we may supplement the Indenture to create new series of Securities and for certain other purposes, without the consent of any holders of Securities.

The holders of a majority of the outstanding Securities of any series under the Indenture with respect to which a default has occurred and is continuing may waive a default for all the Securities of that series, except a default in the payment of principal or interest, or any premium, on any Securities or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding Security of the series affected.

Satisfaction; Discharge

We may discharge all our obligations (except those described below) to holders of the Securities issued under the Base Indenture, which Securities have not already been delivered to the trustee for cancellation and which either have become due and payable or are by their terms due and payable within one year, or are to be called for redemption within one year, by depositing with the trustee an amount certified to be sufficient to pay when due the principal, interest and premium, if any, on all outstanding Securities. However, certain of our obligations under the Base Indenture will survive, including with respect to the following:

•	remaining rights to register the transfer, conversion, substitution or exchange of Securities of the applicable series;

•	rights of holders to receive payments of principal of, and any interest on, the Securities of the applicable series, and other rights, duties and obligations of the holders of Securities with respect to any amounts deposited with the trustee; and

•	the rights, obligations, indemnification and immunities of the trustee under the Indenture.

Under U.S. federal income tax law as in effect as of the date of this prospectus, a discharge may be treated as an exchange of the related Securities. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the Securities and the value of the holder’s interest in the defeasance trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisors as to the consequences of a discharge, including the applicability and effect of tax laws other than U.S. federal income tax law.

Defeasance

Unless we elect differently in the applicable Supplemental Indenture, we will be discharged from our obligations on the Securities at any time if we deposit with the trustee sufficient cash or Government Securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Securities of the series. If this happens, the holders of the Securities will not be entitled to the benefits of the Base Indenture, except for registration of transfer and exchange of Securities, and replacement of lost, stolen or mutilated Securities.

In order to exercise legal defeasance or covenant defeasance, we must deliver an opinion of counsel to the effect that the holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same time as would otherwise have been the case (and in the case of a legal defeasance, such opinion shall be based on a change in law or a ruling of the U.S. Internal Revenue Service).

No Personal Liability

Neither any affiliate, director, officer, member, employee, incorporator, manager or owner of any membership interest, as such, will have any liability for any of our obligations under the Notes, Base Indenture, Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

The Trustee

The trustee under the Base Indenture and Supplemental Indentures is Deutsche Bank Trust Company Americas. The trustee will administer its corporate trust business at 60 Wall Street, 16th Floor, New York, NY 10005 or such other address as the trustee may notify to the Company from time to time. Certain of our affiliates maintain banking relationships with Deutsche Bank Trust Company Americas. Deutsche Bank Trust Company Americas also serves as trustee under other indentures under which certain of our affiliates have issued securities. Deutsche Bank Trust Company Americas and its affiliates have, in the past, purchased securities of our affiliates, and are likely to purchase in the future, our securities and securities of our affiliates.

Governing Law

The Base Indenture, the Supplemental Indentures and the Notes of each series will be governed by, and construed in accordance with, the laws of the State of New York.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Base Indenture, the Supplemental Indentures or the registration rights agreement without charge by writing to Dominion Gas Holdings, LLC, 120 Tredegar Street, Richmond, Virginia 23219, Attention: Secretary.

Depositary Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are Participants. Euroclear and Clearstream may hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some jurisdictions may require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of a beneficial interest in the Global Notes will not be entitled to have notes registered in their names, will not receive physical delivery of Certificated Notes and will not be considered the registered owners or “Holders” thereof under the Base Indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Base Indenture. Under the terms of the Base Indenture, the Company and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the trustee nor any agent of any of them has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, at the due date of any payment in respect of securities such as the Notes, is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the Notes as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither the Company nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for Certificated Notes, and to distribute such Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note of any series is exchangeable for Certificated Notes of such series in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof only if:

(1) DTC notifies us that it is unwilling or unable to continue as depositary for such Global Notes or if DTC ceases to be a clearing agency registered under the Exchange Act when it is required to be so registered and, in either case, we fail to appoint a successor depositary within 90 days after the date of such notice from DTC;

(2) we, at our option and subject to the procedures of DTC, determine that a Global Note is exchangeable for a Certificated Note and we deliver a Certified Note in definitive form to DTC; or

(3) an Event of Default has occurred and is continuing with respect to the Notes of such series.

In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names requested by or on behalf of the depositary (in accordance with its customary procedures).

Same-Day Settlement and Payment

We will make payments in respect of the Notes represented by the Global Notes (including principal, interest and premium, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. We will make all payments of principal, interest and premium, if any, with respect to Certificated Notes (i) to holders having an aggregate principal amount of $2,000,000 or less, by check mailed to such holder’s registered address or (ii) to holders having an aggregate principal amount of more than $2,000,000, by check mailed to such holder’s registered address or, upon application by a holder to the registrar not later than the relevant record date or in the case of payments of principal or premium, if any, not later than 15 days prior to the principal payment date, by wire transfer in immediately available funds to that holder’s account within the United States (subject to surrender of the Certificated Note in the case of payments of principal or premium), which application shall remain in effect until the holder notifies the registrar to the contrary in writing. The Notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the Base Indenture and Supplemental Indentures. Reference is made to the Base Indenture and Supplemental Indentures for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Adjusted Treasury Rate” means, with respect to any Redemption Date:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue related to the Notes being redeemed (if no maturity is within three months before or after the Remaining Life (as defined below), yields for the two published maturities most closely corresponding to such Comparable Treasury Issue will be determined and the Adjusted Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of such Comparable Treasury Issue, calculated using a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

The Adjusted Treasury Rate will be calculated no later than the second Business Day preceding the Redemption Date.

“Board of Directors” means the board of directors of the Company or any committee of that board duly authorized to act generally or in any particular respect for the Company hereunder.

“Business Day” means a day other than (i) a Saturday or a Sunday, (ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Corporate Trust Office is closed for business.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes (Remaining Life).

“Comparable Treasury Price” for any Redemption Date means (i) the average of the Reference Treasury Dealer Quotations for the Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (ii) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Equity Securities” means equity ownership of any class of security any entity whether now or hereafter authorized regardless of whether such equity ownership shall be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends and in the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up. Equity Securities, with respect to the Company, includes membership interests of the Company.

“Government Obligations” means (i) direct obligations of, or obligations guaranteed by, the United States of America (including any agency or instrumentality thereof) for the payment of which obligations or guarantees the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option, (ii) repurchase agreements with respect to debt obligations referred to in clause (i) above and (iii) money market accounts that invest solely in the debt obligations referred to in clause (i) and/or repurchase agreements referred to in clause (ii) above.

“Indebtedness” means (a) any liability of the Company (i) for borrowed money, or under any reimbursement obligation relating to a letter of credit, or (ii) evidenced by a bond, note, debenture or similar instrument, or (iii) for payment obligations arising under any conditional sale or other title retention arrangement (including a purchase money obligation) given in connection with the acquisition of any businesses, properties or assets of any kind, or (iv) for the payment of money relating to a lease obligation if at the time the lease was entered into it was a capital lease; (b) any liability of others described in the preceding clause (a) that the Company has guaranteed or that is otherwise its legal liability; and (c) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a) and (b) above.

“Independent Investment Banker” means any of RBC Capital Markets, LLC, RBS Securities Inc. and Scotia Capital (USA) Inc. and their respective successors, as selected by us, or if any such firm is unwilling or unable to serve as such, an independent investment and banking institution of national standing appointed by us.

“Lien” means any mortgage, pledge, lien, security interest or other encumbrance of any kind.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or any agency or political subdivision thereof.

“Primary Treasury Dealer” means a primary United States government securities dealer in the United States as designated by the Federal Reserve Bank of New York.

“Reference Treasury Dealer” means:

•	RBC Capital Markets, LLC, RBS Securities Inc. and Scotia Capital (USA) Inc. and their respective affiliates or successors; provided that, if any such firm or its successors ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer; and

•	up to two other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue related to the Notes being redeemed (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 3:30 p.m., New York City time, on the third business day preceding such Redemption Date.

“Security” or “Securities” means any note or notes, bond or bonds, debenture or debentures, or any other evidences of indebtedness, as the case may be, authenticated and delivered under the Base Indenture.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

Upon issuance, the Exchange Notes will be represented by one or more fully registered global certificates. Each global certificate is deposited with the trustee on behalf of DTC as its custodian and is registered in the name of DTC or a nominee of DTC. DTC is thus the only registered holder of these securities.

The following is based on information furnished to us by DTC:

DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (Indirect Participants). DTC has a Standard & Poor’s rating of AA+. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at http://www.dtcc.com.

Purchases of the Exchange Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Exchange Notes on DTC’s records. The ownership interest of each actual purchaser of each Exchange Note (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Exchange Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Exchange Notes, except in the event that use of the book-entry system for the Exchange Notes is discontinued.

To facilitate subsequent transfers, all of the Exchange Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the Exchange Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Exchange Notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Exchange Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discusses material U.S. federal income tax considerations relating to the exchange of Original Notes for Exchange Notes in the exchange offer. This discussion is based on the Code, original and proposed Treasury Regulations, revenue rulings, administrative interpretations and judicial decisions now in effect, all of which are subject to change possibly with retroactive effect. Except as specifically set forth herein, this discussion deals only with Notes held as “capital assets” within the meaning of Section 1221 of the Code. This discussion does not purport to address all U.S. federal income tax considerations that may be relevant to holders in light of their particular circumstances or to holders subject to special tax rules, such as banks, insurance companies or other financial institutions, dealers in securities or foreign currencies, tax-exempt investors, holders subject to the U.S. federal alternative minimum tax, or persons holding the Notes as part of a hedging transaction, straddle, conversion transaction, or other integrated transaction.

The exchange of the Original Notes for the Exchange Notes in the exchange offer should not constitute a taxable event or exchange for U.S. federal income tax purposes, and thus will have no U.S. federal income tax consequences to holders of Original Notes. Each Exchange Note received pursuant to the exchange offer will instead be treated as a continuation of the Original Note for which it is exchanged. As such, there should be no change in a holder’s adjusted tax basis in the Exchange Notes, and the holder’s holding period in the Exchange Notes should be the same as that applicable to the Original Notes. In addition, the U.S. federal income tax consequences of holding and disposing of the Exchange Notes should be the same as those applicable to the Original Notes.

Notwithstanding the foregoing, we have not sought and we do not expect to seek any ruling from the IRS with respect to the statements made and the conclusions reached in the previous discussion. As such, there can be no assurance that the IRS will agree with such statements and conclusions. Thus, all persons that exchange Original Notes for Exchange Notes in the exchange offer are encouraged to consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

The preceding discussion of material U.S. federal income tax considerations is not tax advice. In light of each prospective investor’s particular circumstances, each prospective investor is encouraged to consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of exchanging Original Notes for, holding and disposing of Exchange Notes, including the consequences of any proposed change in applicable laws.

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with acquiring, holding or disposing of the Notes by an employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”)), a plan (as defined in Section 4975(e)(1) of the Code), plans or other arrangements that are subject to provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (“Similar Laws”) and/or an entity whose underlying assets include “plan assets” (within the meaning of the regulations issued by the U.S. Department of Labor set forth in 29 C.F.R. § 2510.3-101, as modified by Section 3(42) of ERISA) by reason of a plan’s investment in such entities (each, a “Plan”).

General Fiduciary Matters

ERISA generally imposes certain duties on persons who are fiduciaries of an employee benefit plan subject to Title 1 of ERISA (“ERISA Plan”). Under ERISA, any person (1) who has or exercises any discretionary authority or control respecting the management of an ERISA Plan or exercises any authority or control respecting the management or disposition of the assets of an ERISA Plan, (2) who renders investment advice for a fee or other compensation, direct or indirect, with respect to any moneys or other property of an ERISA Plan (or has any authority or responsibility to do so) or (3) who has any discretionary authority or responsibility in the administration of an ERISA Plan is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the Notes of a portion of the assets of any Plan, or whether a Plan should continue to hold or dispose of Notes previously acquired, a fiduciary should determine whether the investment, holding or disposition is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Laws relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans and individual retirement accounts and other plans which are subject to Section 4975 of the Code (“IRAs”) from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available, including (without limitation) Prohibited Transaction Class Exemption (PTCE) 91-38 (regarding bank collective investment funds), PTCE 90-1 (regarding insurance company pooled separate accounts), PTCE 84-14 (regarding independent qualified professional asset managers), PTCE 95-60 (regarding insurance company general accounts) or PTCE 96-23 (regarding in-house asset managers).

The Notes should not be purchased, held or disposed of by any person investing assets of any Plan, unless such purchase, holding or disposition will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by its exchange of a Note, each investor and subsequent transferee of a Note will be deemed to have represented and warranted, from the date of its original acquisition of the Note through to and including the date of its final disposition of such Note, that either (i) no portion of the assets used by such investor or transferee to acquire and hold the Notes constitutes assets of any Plan or (ii) none of the acquisition, holding or disposition of the Notes by such investor or transferee constitutes a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in fiduciary breaches or non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing , holding or disposing of the Notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of the fiduciary and prohibited transaction requirements of ERISA, the Code and other Similar Laws. The acquisition, holding or disposition of Notes by a Plan is in no respect a representation by Dominion Gas or any of its subsidiaries or affiliates or any representative thereof that such an acquisition, holding or disposition satisfies the applicable requirements of ERISA, the Code or any other Similar Laws.

PLAN OF DISTRIBUTION

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired as a result of market-making activities or other trading activities, provided that such broker-dealer notifies the Company to that effect by so indicating on the letter of transmittal. We have agreed that, starting on the date of the completion of the exchange offer to which this prospectus relates, for up to 180 days following completion of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from the exchange of Original Notes for Exchange Notes or from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes received for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver a prospectus and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. The letter of transmittal also states that any holder participating in this exchange offer will have no arrangement or understanding with any person to participate in the distribution of the Original Notes or the Exchange Notes within the meaning of the Securities Act.

For a period of 180 days after the completion of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Original Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the Exchange Notes and certain other legal matters relating to the exchange offer will be passed upon for us by McGuireWoods LLP, Richmond, Virginia.

EXPERTS

The consolidated financial statements as of December 31, 2013 and December 31, 2012, and for each of the three years in the period ended December 31, 2013, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DEFINITIONS USED IN CONSOLIDATED FINANCIAL STATEMENTS

The following abbreviations or acronyms used are defined below:

Abbreviation or Acronym	Definition

ABO	Accumulated benefit obligation

AFUDC	Allowance for funds used during construction

AMR	Automated meter reading program deployed by East Ohio

AOCI	Accumulated other comprehensive income (loss)

Appalachian Gateway Project	DTI project that provides firm transportation services for new Appalachian gas supplies in West Virginia and southwestern Pennsylvania to an interconnection with Texas Eastern Transmission, LP at Oakford, Pennsylvania

AROs	Asset retirement obligations

bcf	Billion cubic feet

Blue Racer	Blue Racer Midstream, LLC, Dominion’s joint venture with Caiman Energy II, LLC

CAA	Clean Air Act

CAP	IRS Compliance Assurance Process

CERCLA	Comprehensive Environmental Response, Compensation and Liability Act of 1980

Company	Dominion Gas

Dominion	The legal entity, Dominion Resources, Inc., one or more of Dominion Resources, Inc.’s consolidated subsidiaries or operating segments or the entirety of Dominion Resources, Inc. and its consolidated subsidiaries

Dominion Gas	The entirety of Dominion Gas Holdings, LLC and its consolidated subsidiaries

Dominion Iroquois	Dominion Iroquois, Inc., which holds a 24.72% general partnership interest in Iroquois

DRS	Dominion Resources Services, Inc.

DTI	Dominion Transmission, Inc.

E&P	Exploration and production

East Ohio	The East Ohio Gas Company, doing business as Dominion East Ohio

EGWP	Employer Group Waiver Plan

EPA	Environmental Protection Agency

ERISA	The Employee Retirement Income Security Act of 1974

ERM	Enterprise Risk Management

FERC	Federal Energy Regulatory Commission

GAAP	U.S. generally accepted accounting principles

GHG	Greenhouse gas

F-i

Abbreviation or Acronym	Definition

Hope	Hope Gas, Inc., doing business as Dominion Hope

House Bill 95	Ohio utility reform legislation effective September 2011

IRCA	Intercompany revolving credit agreement

Iroquois	Iroquois Gas Transmission System L.P.

IRS	Internal Revenue Service

Joint Committee	U.S. Congressional Joint Committee on Taxation

LIFO	Last-in-first-out inventory method

Line TPL-2A	An approximately 11-mile, 30-inch gas gathering pipeline extending from Tuscarawas County, Ohio to Harrison County, Ohio

Line TL-388	A 37-mile, 24-inch gas gathering pipeline extending from Texas Eastern, LP in Noble County, Ohio to its terminus at Dominion’s Gilmore Station in Tuscarawas County, Ohio

Line TL-404	An approximately 26-mile, 24- and 30- inch gas gathering pipeline that extends from Wetzel County, West Virginia to Monroe County, Ohio

Medicare Act	The Medicare Prescription Drug, Improvement and Modernization Act of 2003

Medicare Part D	Prescription drug benefit introduced in the Medicare Act

NAV	Net asset value

NGLs	Natural gas liquids

Northern System	Collection of approximately 131 miles of various diameter natural gas pipelines in Ohio

NOX	Nitrogen oxide

NSPS	New Source Performance Standards

Ohio Commission	Public Utilities Commission of Ohio

PIPP	Percentage of Income Payment Plan deployed by East Ohio

PIR	Pipeline Infrastructure Replacement program deployed by East Ohio

REIT	Real estate investment trust

SEC	Securities and Exchange Commission

U.S.	United States of America

UEX Rider	Uncollectible Expense Rider deployed by East Ohio

VEBA	Voluntary Employees’ Beneficiary Association

VIE	Variable interest entity

West Ohio	Dominion West Ohio Gas Division, a division of East Ohio

Western System	Collection of approximately 212 miles of various diameter natural gas pipelines and three compressor stations in Ohio

F-ii

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Dominion Gas Holdings, LLC

Richmond, Virginia 23219

We have audited the accompanying consolidated balance sheets of Dominion Gas Holdings, LLC and subsidiaries (a wholly-owned subsidiary of Dominion Resources, Inc.) (the “Company”) at December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dominion Gas Holdings, LLC at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

March 28, 2014

Richmond, Virginia

Dominion Gas Holdings, LLC

Consolidated Statements of Income

Year Ended December 31,	2013	2012	2011
(millions)
Operating Revenue(1)	$1,937	$1,677	$1,878

Operating Expenses
Purchased gas(1)	323	235	346
Other energy-related purchases	93	41	18
Other operations and maintenance
Affiliated suppliers	70	112	109
Other(2)(3)	353	223	541
Depreciation and amortization	188	176	163
Other taxes	148	140	145

Total operating expenses	1,175	927	1,322

Income from operations	762	750	556

Other income	28	37	37
Interest and related charges(1)	28	40	44

Income from operations before income taxes	762	747	549
Income tax expense	301	288	207

Net Income	$461	$459	$342

(1)	See Note 20 for amounts attributable to affiliates.
(2)	Includes gains on the sales of assets of $122 million and $176 million in 2013 and 2012, respectively.
(3)	See Note 3 for amounts attributable to affiliates.

The accompanying notes are an integral part of Dominion Gas’ Consolidated Financial Statements.

Dominion Gas Holdings, LLC

Consolidated Statements of Comprehensive Income

Year Ended December 31,	2013	2012	2011
(millions)
Net income	$461	$459	$342
Other comprehensive income (loss), net of taxes:
Net deferred gains (losses) on derivatives-hedging activities, net of $(27), $(10) and $46 tax	39	13	(70)
Changes in net unrecognized pension and other postretirement benefit costs, net of $(18), $5 and $9 tax	26	(7)	(14)
Amounts reclassified to net income:
Net derivative losses-hedging activities, net of $(5), $(13) and $(26) tax	11	20	40
Net pension and other postretirement benefit costs, net of $(4), $(4) and $(3) tax	6	5	5

Other comprehensive income (loss)	82	31	(39)

Comprehensive income	$543	$490	$303

The accompanying notes are an integral part of Dominion Gas’ Consolidated Financial Statements.

Dominion Gas Holdings, LLC

Consolidated Balance Sheets

At December 31,	2013	2012
(millions)
ASSETS
Current Assets
Cash and cash equivalents	$8	$12
Customer receivables (less allowance for doubtful accounts of $5 and $4)	311	271
Other receivables (less allowance for doubtful accounts of $1 at both dates)	2	10
Affiliated receivables	41	74
Affiliated advances	—	75
Prepayments	67	80
Inventories:
Materials and supplies	56	56
Gas stored	7	7
Deferred income taxes	89	102
Regulatory assets	79	71
Other(1)	141	58

Total current assets	801	816

Investments	106	103

Property, Plant and Equipment
Property, plant and equipment	8,240	7,809
Accumulated depreciation and amortization	(2,421)	(2,326)

Total property, plant and equipment, net	5,819	5,483

Deferred Charges and Other Assets
Goodwill	545	552
Intangible assets, net	82	84
Regulatory assets	285	414
Pension and other postretirement benefit assets(1)	1,436	1,204
Other(1)	68	33

Total deferred charges and other assets	2,416	2,287

Total assets	$9,142	$8,689

At December 31,	2013	2012
(millions)
LIABILITIES AND EQUITY
Current Liabilities
Affiliated securities due within one year	$—	$64
Accounts payable	277	239
Payables to affiliates	45	37
Affiliated current borrowings	1,342	1,887
Accrued interest, payroll and taxes	209	161
Other(1)	197	248

Total current liabilities	2,070	2,636

Long-Term Debt
Long-term debt	1,198	—
Affiliated long-term debt	—	505

Total long-term debt	1,198	505

Deferred Credits and Other Liabilities
Deferred income taxes and investment tax credits	1,977	1,832
Other(1)	470	440

Total deferred credits and other liabilities	2,447	2,272

Total liabilities	5,715	5,413

Commitments and Contingencies (see Note 18)
Equity
Membership interests	3,485	3,416
Accumulated other comprehensive loss	(58)	(140)

Total equity	3,427	3,276

Total liabilities and equity	$9,142	$8,689

(1)	See Note 20 for amounts attributable to affiliates.

The accompanying notes are an integral part of Dominion Gas’ Consolidated Financial Statements.

Dominion Gas Holdings, LLC

Consolidated Statements of Equity

	Membership Interests	Accumulated Other Comprehensive Income (Loss)	Total
(millions)
December 31, 2010	$3,049	$(132)	$2,917

Net income	342		342
Distributions	(224)		(224)
Other comprehensive loss, net of tax		(39)	(39)

December 31, 2011	3,167	(171)	2,996

Net income	459		459
Distributions	(210)		(210)
Other comprehensive income, net of tax		31	31

December 31, 2012	3,416	(140)	3,276

Net income	461		461
Equity contribution from parent	6		6
Distributions	(398)		(398)
Other comprehensive income, net of tax		82	82

December 31, 2013	$3,485	$(58)	$3,427

The accompanying notes are an integral part of Dominion Gas’ Consolidated Financial Statements

Dominion Gas Holdings, LLC

Consolidated Statements of Cash Flows

Year Ended December 31,	2013	2012	2011
(millions)
Operating Activities
Net income	$461	$459	$342
Adjustments to reconcile net income to net cash provided by operating activities:
Gains on sales of assets	(122)	(176)	—
Depreciation and amortization	188	176	163
Deferred income taxes and investment tax credits	102	294	139
Other adjustments	(3)	2	2
Changes in:
Accounts receivable	(17)	63	140
Affiliated receivables	2	(3)	(4)
Prepayments	13	(9)	15
Inventories	—	5	(8)
Accounts payable	62	(52)	(178)
Payables to affiliates	8	(12)	(14)
Accrued interest, payroll and taxes	48	(43)	(18)
Other operating assets and liabilities	(44)	(75)	3

Net cash provided by operating activities	698	629	582

Investing Activities
Plant construction and other property additions	(650)	(928)	(710)
Proceeds from sale of assets to an affiliate	113	—	—
Proceeds from sale of assets	82	—	—
Advances to affiliate, net	(5)	(14)	(10)
Other	—	(10)	(7)

Net cash used in investing activities	(460)	(952)	(727)

Financing Activities
Issuance (repayment) of affiliated current borrowings, net	(545)	549	382
Repayment and acquisition of affiliated long-term debt	(569)	(10)	(11)
Issuance of long-term debt	1,200	—	—
Distribution payments	(318)	(210)	(224)
Other	(10)	—	—

Net cash provided by (used in) financing activities	(242)	329	147

Increase (decrease) in cash and cash equivalents	(4)	6	2
Cash and cash equivalents at beginning of year	12	6	4

Cash and cash equivalents at end of year	$8	$12	$6

Supplemental Cash Flow Information
Cash paid during the year for:
Interest and related charges, excluding capitalized amounts	$31	$43	$44
Income taxes	148	67	76
Significant noncash investing and financing activities:
Accrued capital expenditures	42	62	88
Extinguishment of affiliated long-term debt in exchange for assets sold to affiliate	—	187	—
Distribution of non-cash asset (account receivable) to parent	80	—	—
Proceeds from sale of assets to affiliate not yet received	30	61	—
Conversion of affiliated current borrowings to membership interests	—	61	—

The accompanying notes are an integral part of Dominion Gas’ Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1. BASIS OF PRESENTATION AND NATURE OF OPERATIONS

Dominion Gas Holdings, LLC, a holding company formed on September 12, 2013, is a wholly-owned subsidiary of Dominion, one of the nation’s largest producers and transporters of energy. Dominion’s wholly-owned subsidiaries, DTI, East Ohio and Dominion Iroquois were contributed to Dominion Gas Holdings, LLC on September 30, 2013. This transaction was considered to be a reorganization of entities under common control and therefore the transfer of net assets to Dominion Gas was recognized at Dominion’s basis in the net assets contributed. In addition, at the transfer effective date, the transaction was accounted for as if the transfer occurred at the beginning of the earliest period presented, and prior years have been retroactively adjusted.

Dominion Gas is a single member limited liability company. In accordance with the Virginia Limited Liability Company Act and Dominion Gas’ operating agreement, Dominion, as the sole member of Dominion Gas, is not obligated for any debt, obligation or liability of Dominion Gas solely by reason of being a member of Dominion Gas. Dominion Gas has one class of membership interests, which is owned entirely by Dominion.

Dominion Gas’ operations include a regulated interstate natural gas transmission pipeline and underground storage system in the Northeast, mid-Atlantic and Midwest states, regulated gas transportation and distribution operations in Ohio, and gas gathering and processing activities primarily in West Virginia, Ohio and Pennsylvania.

The financial statements were prepared using Dominion’s historical basis in the assets and liabilities of East Ohio, DTI and Dominion Iroquois and include all revenues, costs, assets and liabilities attributed to these entities. The financial statements also include costs for certain general, administrative and corporate expenses assigned by DRS to Dominion Gas on the basis of direct and allocated methods in accordance with Dominion Gas’ services agreements with DRS. Where costs incurred cannot be determined by specific identification, the costs are allocated based on the proportional level of effort devoted by DRS resources that is attributable to Dominion Gas, determined by reference to number of employees, salaries and wages, and other similar measures for the relevant DRS department. Management believes the assumptions and methodologies underlying the allocation of general corporate overhead expenses are reasonable.

Dominion Gas manages its daily operations through one primary operating segment: Dominion Energy. It also reports a Corporate and Other segment that primarily includes specific items attributable to its operating segment that are not included in profit measures evaluated by executive management in assessing the segment’s performance and the effect of certain items recorded at Dominion Gas as a result of the recognition of Dominion’s basis in the net assets contributed.

See Note 21 for further discussion of Dominion Gas’ operating segment.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

General

Dominion Gas makes certain estimates and assumptions in preparing its Consolidated Financial Statements in accordance with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses and cash flows for the periods presented. Actual results may differ from those estimates.

The Consolidated Financial Statements include the accounts of the wholly-owned subsidiaries, after eliminating intercompany accounts and transactions.

Dominion Gas reports certain contracts, instruments and investments at fair value. See Note 6 for further information on fair value measurements.

Dominion Gas participates in certain Dominion-sponsored pension and other postretirement benefit plans. See Note 17 for further information on these plans.

Operating Revenue

Operating revenue is recorded on the basis of services rendered, commodities delivered or contracts settled and includes amounts yet to be billed to customers. The Company collects sales taxes; however, these amounts are excluded from revenue. Dominion Gas’ customer receivables at December 31, 2013 and 2012 included $106 million and $29 million, respectively, of accrued unbilled revenue based on estimated amounts of natural gas delivered but not yet billed to its utility customers.

The primary types of sales and service activities reported as operating revenue for Dominion Gas are as follows:

•	Regulated gas sales consist primarily of state-regulated retail natural gas sales and related distribution services;

•	Nonregulated gas sales consist primarily of sales of natural gas production at market-based rates and contracted fixed prices and sales of gas purchased from third parties. Revenue from sales of gas production is recognized based on actual volumes of gas sold to purchasers and is reported net of royalties;

•	Gas transportation and storage consists primarily of regulated sales of gathering, transmission, distribution and storage services. Also included are regulated gas distribution charges to retail distribution service customers opting for alternate suppliers;

•	NGL revenue consists primarily of sales of NGL production and condensate, extracted products and associated derivative activity; and

•	Other revenue consists primarily of miscellaneous service revenue, gas processing and handling revenue and gathering revenue.

Purchased Gas—Deferred Costs

Where permitted by the Ohio Commission, the differences between East Ohio’s actual purchased gas expenses and the related levels of recovery for these expenses in current rates are deferred and matched against recoveries in future periods. The deferral of costs in excess of current period fuel rate recovery is recognized as a regulatory asset, while rate recovery in excess of current period fuel expenses is recognized as a regulatory liability.

Of the cost of energy purchases to serve utility customers, virtually all of East Ohio’s gas purchases are either subject to deferral accounting or are recovered from the customer in the same accounting period as the sale.

Income Taxes

Dominion Gas’ Consolidated Financial Statements include the income taxes of Dominion Gas Holdings, LLC, East Ohio, DTI and Dominion Iroquois. Although Dominion Gas Holdings, LLC, a single member limited liability company, is disregarded for income tax purposes, a provision for income taxes is recognized to reflect the inclusion of its business activities in the tax returns of its parent, Dominion. Under an agreement to be executed with Dominion in 2014, Dominion Gas Holdings, LLC, as a separate company, will be compensated for its tax benefits or will pay Dominion its share, if any, of taxes payable. Dominion Gas’ subsidiaries are included in Dominion’s consolidated federal income tax return. In addition, where applicable, Dominion Gas’ subsidiaries are included in combined income tax returns for Dominion and its subsidiaries which are filed in various states; otherwise, separate state income tax returns are filed. Dominion Gas’ subsidiaries participate in an intercompany tax sharing agreement with Dominion and its subsidiaries. Current income taxes are recognized based on taxable income or loss, determined on a separate company basis.

Under the agreements, if Dominion Gas or its subsidiaries incurs a net operating loss, recognition of current income tax benefits is limited to refunds of prior year taxes obtained by the carryback of the net operating loss or to the extent the net operating loss is absorbed by the taxable income of other Dominion consolidated group members. Otherwise, the net operating loss is carried forward and is recognized as a deferred tax asset until realized.

Accounting for income taxes involves an asset and liability approach. Deferred income tax assets and liabilities are provided, representing future effects on income taxes for temporary differences between the bases of assets and liabilities for financial reporting and tax purposes. Accordingly, deferred taxes are recognized for the future consequences of different treatments used for the reporting of transactions in financial accounting and income tax returns. Dominion Gas establishes a valuation allowance when it is more-likely-than-not that all, or a portion, of a deferred tax asset will not be realized. Where the treatment of temporary differences is different for rate-regulated operations, a regulatory asset is recognized if it is probable that future revenues will be provided for the payment of deferred tax liabilities.

Dominion Gas recognizes positions taken, or expected to be taken, in income tax returns that are more-likely-than-not to be realized, assuming that the position will be examined by tax authorities with full knowledge of all relevant information.

If it is not more-likely-than-not that a tax position, or some portion thereof, will be sustained, the related tax benefits are not recognized in the financial statements. Unrecognized tax benefits may result in an increase in income taxes payable, a reduction of income tax refunds receivable or changes in deferred taxes. Also, when uncertainty about the deductibility of an amount is limited to the timing of such deductibility, the increase in income taxes payable (or reduction in tax refunds receivable) is accompanied by a decrease in deferred tax liabilities. Except when such amounts are presented net with amounts receivable from or amounts prepaid to tax authorities, noncurrent income taxes payable related to unrecognized tax benefits are classified in other deferred credits and other liabilities on the consolidated balance sheets and current payables are included in accrued interest, payroll and taxes on the consolidated balance sheets.

Dominion Gas recognizes changes in estimated interest payable on net underpayments of income taxes in interest expense. Changes in interest receivable related to net overpayments of income taxes and estimated penalties that may result from the settlement of some uncertain tax positions are recognized in other income. Dominion Gas recognized interest expense of $1 million in 2013, 2012 and 2011, and less than $1 million of penalties on net underpayments in each year. At December 31, 2013 and 2012, Dominion Gas had accrued interest payable of $2 million and less than $1 million of penalties at the end of each year.

At December 31, 2013, the Consolidated Balance Sheet included $17 million of current federal income taxes payable, $23 million of current state income taxes payable, $1 million of current state income taxes receivable, $7 million of noncurrent state income taxes payable and $20 million noncurrent state income taxes receivable.

At December 31, 2012, the Consolidated Balance Sheet included $18 million of current federal income taxes receivable, $4 million of current state income taxes payable, $1 million of noncurrent federal income taxes payable, $7 million of noncurrent state income taxes payable and $20 million noncurrent state income taxes receivable.

Investment tax credits are deferred in the year qualifying property is placed in service and amortized over the service lives of the properties giving rise to the credits.

Cash and Cash Equivalents

Current banking arrangements generally do not require checks to be funded until they are presented for payment. At December 31, 2013 and 2012, Dominion Gas’ accounts payable included $7 million and $8 million, respectively, of checks outstanding but not yet presented for payment. For purposes of the Consolidated Balance Sheets and Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, cash in banks and temporary investments purchased with an original maturity of three months or less.

Derivative Instruments

Dominion Gas uses derivative instruments such as physical and financial forwards, futures and swaps to manage commodity price and interest rate risks.

All derivatives, except those for which an exception applies, are required to be reported in the Consolidated Balance Sheets at fair value. Derivative contracts representing unrealized gain positions are reported as derivative assets. Derivative contracts representing unrealized losses are reported as derivative liabilities. One of the exceptions to fair value accounting, normal purchases and normal sales, may be elected when the contract satisfies certain criteria, including a requirement that physical delivery of the underlying commodity is probable. Expenses and revenues resulting from deliveries under normal purchase contracts and normal sales contracts, respectively, are included in earnings at the time of contract performance. Dominion Gas classifies its derivatives as either current or non-current assets or liabilities based on the anticipated settlement date.

Dominion Gas does not offset amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. At December 31, 2013 and 2012, Dominion Gas did not have any margin assets or liabilities related to cash collateral.

Derivative Instruments Designated as Cash Flow Hedging Instruments

Dominion Gas designates a substantial portion of its derivative instruments as cash flow hedges for accounting purposes. The cash flow hedging strategies are primarily used to hedge the variable price risk associated with the purchase and sale of natural gas and sale of NGLs and the variable interest rate risk associated with forecasted future debt issuances. For all derivatives designated as cash flow hedges, the relationship between the hedging instrument and the hedged item is formally documented, as well as the risk management objective and strategy for using the hedging instrument at the inception of the hedge. For transactions in which Dominion Gas is hedging the variability of cash flows, changes in the fair value of the derivative are reported in AOCI, to the extent effective at offsetting changes in the hedged item, until earnings are affected by the hedged item. Dominion Gas assesses whether the hedging relationship between the derivative and the hedged item is highly effective at offsetting changes in cash flows, both at the inception of the hedging relationship and on an ongoing basis. Any change in fair value of the derivative that is not effective at offsetting changes in the cash flows of the hedged item is recognized currently in earnings. Also, Dominion Gas may elect to exclude certain gains or losses on hedging instruments from the assessment of hedge effectiveness, which are recognized currently in earnings. Dominion Gas discontinues hedge accounting prospectively for derivatives that have ceased to be highly effective hedges or for which the forecasted transaction is determined to be no longer probable. Dominion Gas reclassifies any derivative gains or losses reported in AOCI to earnings when the forecasted item is included in earnings, if it should occur, or earlier, if it becomes probable that the forecasted transaction will not occur. For derivative instruments that are accounted for as cash flow hedges, the cash flows from the derivatives and from the related hedged items are classified in operating cash flows.

Dominion entered into interest rate derivative instruments to hedge its forecasted interest payments related to planned debt issuances in 2013 and 2014. These interest rate derivative instruments were designated by Dominion as cash flow hedges in 2012 and 2013, prior to the formation of Dominion Gas Holdings, LLC. For purposes of the Dominion Gas financial statements, the derivative balances, AOCI balance, and any income statement impact related to these interest rate derivative instruments entered into by Dominion have been, and will continue to be, included in Dominion Gas’ Consolidated Financial Statements as the forecasted interest payments related to the debt issuances will now occur at Dominion Gas.

Gains and losses on derivatives designated as hedges, when recognized, and gains and losses on hedging instruments determined to be ineffective are included in operating revenue, operating expenses and interest and related charges in Dominion Gas’ Statements of Income based on the nature of the underlying risk.

Valuation Methods

See Note 6 for further information about fair value measurements and associated valuation methods for derivatives. See Note 7 for further information on derivatives.

Property, Plant and Equipment

Property, plant and equipment is recorded at lower of original cost or fair value, if impaired. Capitalized costs include labor, materials and other direct and indirect costs such as asset retirement costs, AFUDC and overhead costs. The cost of repairs and maintenance, including minor additions and replacements, is generally charged to expense as it is incurred.

In 2013, 2012 and 2011, Dominion Gas capitalized AFUDC to property, plant and equipment of $5 million, $23 million and $17 million, respectively.

The undepreciated cost of gas utility and transmission property subject to cost-of-service rate regulation, less salvage value, is generally charged to accumulated depreciation at retirement. Cost of removal collections from utility customers not representing AROs are recorded as regulatory liabilities. Dominion Gas also records gains and losses on sales of assets based upon the difference between the proceeds received, if any, and the property’s net book value. For property subject to cost-of-service rate regulation that will be retired or abandoned significantly before the end of its useful life, the net carrying value is reclassified from plant-in-service when it becomes probable it will be retired or abandoned.

Depreciation of property, plant and equipment is computed on the straight-line method based on projected service lives. Dominion Gas’ average composite depreciation rates on utility property, plant and equipment are as follows:

Year Ended December 31,	2013	2012	2011
(percent)
Transmission	2.43	2.35	2.47
Distribution	2.50	2.66	2.65
Storage	2.43	2.58	2.45
Gas gathering and processing	2.39	2.50	2.52
General and other	5.93	6.09	6.26

In 2013, Dominion Gas revised the depreciation rates for East Ohio to reflect the results of a new depreciation study. This change resulted in a decrease of $8 million ($5 million after-tax) in depreciation expense in Dominion Gas’ Consolidated Statements of Income.

Depreciation and amortization related to Dominion Gas’ nonutility property, plant and equipment and E&P properties was immaterial for the years ended December 31, 2013, 2012 and 2011.

Long-Lived and Intangible Assets

Dominion Gas performs an evaluation for impairment whenever events or changes in circumstances indicate that the carrying amount of long-lived assets or intangible assets with finite lives may not be recoverable. A long-lived or intangible asset is written down to fair value if the sum of its expected future undiscounted cash flows is less than its carrying amount. Intangible assets with finite lives are amortized over their estimated useful lives.

Regulatory Assets and Liabilities

The accounting for Dominion Gas’ regulated gas operations differs from the accounting for nonregulated operations in that the Company is required to reflect the effect of rate regulation in its Consolidated Financial

Statements. For regulated businesses subject to cost-of-service rate regulation, regulatory practices that assign costs to accounting periods may differ from accounting methods generally applied by nonregulated companies. When it is probable that regulators will permit the recovery of current costs through future rates charged to customers, these costs that otherwise would be expensed by nonregulated companies are deferred as regulatory assets. Likewise, regulatory liabilities are recognized when it is probable that regulators will require customer refunds through future rates or when revenue is collected from customers for expenditures that have yet to be incurred. Generally, regulatory assets and liabilities are amortized into income over the period authorized by the regulator.

Dominion Gas evaluates whether or not recovery of its regulatory assets through future rates is probable and makes various assumptions in its analyses. The expectations of future recovery are generally based on orders issued by regulatory commissions or historical experience, as well as discussions with applicable regulatory authorities. If recovery of a regulatory asset is determined to be less than probable, it will be written off in the period such assessment is made.

Asset Retirement Obligations

Dominion Gas recognizes AROs at fair value as incurred or when sufficient information becomes available to determine a reasonable estimate of the fair value of future retirement activities to be performed. These amounts are generally capitalized as costs of the related tangible long-lived assets. Since relevant market information is not available, fair value is estimated using discounted cash flow analyses. At least annually, the Company evaluates the key assumptions underlying its AROs including estimates of the amounts and timing of future cash flows associated with retirement activities. AROs are adjusted when significant changes in these assumptions are identified. Dominion Gas reports accretion of AROs associated with its natural gas pipeline and storage well assets as an adjustment to the related regulatory liabilities when revenue is recoverable from customers for AROs. Accretion of all other AROs is reported in other operations and maintenance expense in the Consolidated Statements of Income.

Amortization of Debt Issuance Costs

Dominion Gas defers and amortizes debt issuance costs and debt premiums or discounts over the expected lives of the respective debt issues, considering maturity dates and, if applicable, redemption rights held by others. As permitted by regulatory authorities, gains or losses resulting from the refinancing of debt allocable to utility operations subject to cost-based rate regulation are deferred and amortized over the lives of the new issuances.

Non-Marketable Investments

Dominion Gas accounts for illiquid and privately held securities for which market prices or quotations are not readily available under the equity method as it has the ability to exercise significant influence, but not control, over the investee. Dominion Gas records equity method adjustments in other income in the Consolidated Statements of Income including: its proportionate share of investee income or loss, gains or losses resulting from investee capital transactions, amortization of certain differences between the carrying value and the equity in the net assets of the investee at the date of investment and other adjustments required by the equity method.

Inventories

Materials and supplies inventories are valued primarily using the weighted-average cost method. Stored gas inventory used in East Ohio distribution operations is valued using the LIFO method. Under the LIFO method, stored gas inventory was valued at $7 million at both December 31, 2013 and December 31, 2012. Based on the average price of gas purchased during 2013 and 2012, the cost of replacing the current portion of stored gas inventory exceeded the amount stated on a LIFO basis by approximately $77 million and $69 million, respectively.

Gas Imbalances

Natural gas imbalances occur when the physical amount of natural gas delivered from, or received by, a pipeline system or storage facility differs from the contractual amount of natural gas delivered or received. Dominion Gas values these imbalances due to, or from, shippers and operators at an appropriate index price at period end, subject to the terms of its tariff for regulated entities. Imbalances are primarily settled in-kind. Imbalances due to Dominion Gas from other parties are reported in other current assets and imbalances that Dominion Gas owes to other parties are reported in other current liabilities in the Consolidated Balance Sheets.

Goodwill

Dominion Gas evaluates goodwill for impairment annually as of April 1 and whenever an event occurs or circumstances change in the interim that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount.

NOTE 3. DISPOSITIONS

Sales of Pipeline Systems

In December 2012, Dominion Gas sold two pipeline systems to an affiliate for consideration of $248 million, consisting of $61 million in cash proceeds and the extinguishment of affiliated long-term debt of $187 million. The sale also resulted in a gain of approximately $176 million ($110 million after-tax).

In March 2013, Dominion Gas sold Line TL-404 to an affiliate and received approximately $47 million in cash proceeds resulting in an approximately $25 million ($14 million after-tax) gain.

In August 2013, Dominion Gas sold Line TPL-2A to an affiliate and received approximately $5 million in cash proceeds resulting in an approximately $2 million ($1 million after-tax) gain.

In September 2013, Dominion Gas sold Line TL-388 to Blue Racer and received approximately $78 million in cash proceeds resulting in an approximately $74 million ($41 million after-tax) gain.

In December 2013, Dominion Gas sold the Western System to an affiliate for $30 million in cash proceeds resulting in an approximately $3 million ($2 million after-tax) gain.

In March 2014, Dominion Gas sold the Northern System to an affiliate for $84 million in cash proceeds resulting in an approximately $50 million ($30 million after-tax) gain.

All gains discussed above are recorded in other operations and maintenance expense in Dominion Gas’ Consolidated Statements of Income.

NOTE 4. OPERATING REVENUE

Dominion Gas’ operating revenue consists of the following:

Year Ended December 31,	2013	2012	2011
(millions)
Gas sales:
Regulated	$202	$138	$170
Nonregulated	32	28	103
Gas transportation and storage	1,338	1,188	1,284
NGL revenue	292	275	260
Other	73	48	61

Total operating revenue	$1,937	$1,677	$1,878

NOTE 5. INCOME TAXES

Judgment and the use of estimates are required in developing the provision for income taxes and reporting of tax-related assets and liabilities. The interpretation of tax laws involves uncertainty, since tax authorities may interpret the laws differently. Dominion Gas is routinely audited by federal and state tax authorities. Ultimate resolution of income tax matters may result in favorable or unfavorable impacts to net income and cash flows, and adjustments to tax-related assets and liabilities could be material.

On January 2, 2013, U.S. federal legislation was enacted that provides an extension of the 50% bonus depreciation allowance for qualifying capital expenditures incurred through 2013.

In September 2013, the IRS issued final regulations that provide guidance to taxpayers on the treatment of amounts paid to acquire, produce or improve tangible property, including whether expenditures should be deducted as repairs or capitalized and depreciated on tax returns. The final regulations include a number of safe harbor tax accounting methods which a taxpayer may choose to elect and, if adopted, will not be challenged by the IRS. In addition, the IRS reissued certain temporary regulations that were also issued concurrently as proposed regulations regarding property dispositions. Although the final regulations are effective for tax years beginning on or after January 1, 2014, anticipated IRS procedural guidance for natural gas pipeline assets has not yet been issued. Although changes in tax accounting methods would be effective prospectively, implementation of certain changes requires a calculation of the cumulative effect of the change on prior years. Under IRS procedural guidance issued in January 2014, if such cumulative effect increases taxable income, it is includible in taxable income over a four-year period, beginning with the year of the change. However, if such cumulative effect decreases taxable income, the entire amount is includible in taxable income in the year of the change.

Changes in tax treatment elected by Dominion Gas or required by the regulations will impact income taxes payable, cash flows from operations and deferred taxes. Except to the extent the implementation impacts deferred taxes and, therefore, the rate base used to establish customer rates for regulated utilities, results of operations are not expected to be materially affected.

Details of income tax expense were as follows:

Year Ended December 31,	2013	2012(1)	2011(2)
(millions)
Current:
Federal	$158	$(8)	$54
State	41	2	14

Total current expense (benefit)	199	(6)	68

Deferred:
Federal	92	257	122
State	10	37	17

Total deferred expense	102	294	139

Total income tax expense	$301	$288	$207

(1)	In 2012, the current federal income tax benefit includes a $75 million benefit related to the carryback of one subsidiary’s 2012 net operating loss.
(2)	In 2011, the deferred federal income tax expense includes a $9 million benefit related to one subsidiary’s 2011 net operating loss that is expected to be used in future years.

The statutory U.S. federal income tax rate reconciles to the effective income tax rate as follows:

Year Ended December 31,	2013	2012	2011
U.S. statutory rate	35.0%	35.0%	35.0%
Increases (reductions) resulting from:
State taxes, net of federal benefit	4.3	3.4	3.6
AFUDC—equity	(0.1)	(0.6)	(0.6)
Other, net	0.3	0.7	(0.3)

Effective tax rate	39.5%	38.5%	37.7%

The Company’s deferred income taxes consist of the following:

At December 31,	2013	2012
(millions)
Deferred income taxes:
Total deferred income tax assets	$216	$260
Total deferred income tax liabilities	2,103	1,989

Total net deferred income tax liabilities	$1,887	$1,729

Total deferred income taxes:
Plant and equipment, primarily depreciation method and basis differences	$1,266	$1,199
Deferred state income taxes	182	163
Federal benefit of deferred state income taxes	(64)	(57)
Pension benefits	522	474
Other postretirement benefits	(13)	(15)
Loss and credit carryforwards	(10)	(9)
Other	4	(26)

Total net deferred income tax liabilities	$1,887	$1,729

Dominion Gas had no valuation allowances at December 31, 2013 and 2012.

At December 31, 2013, Dominion Gas had the following deductible loss carryforwards:

•	Federal loss carryforwards of $28 million that expire if unutilized during the period 2031 through 2033; and

•	State loss carryforwards of $4 million that expire if unutilized during the period 2031 through 2032.

Dominion Gas had no credit carryforwards at December 31, 2013.

A reconciliation of changes in Dominion Gas’ unrecognized tax benefits follows:

	2013	2012	2011
(millions)
Balance at January 1	$30	$30	$35
Decreases-prior period positions	(1)	—	(5)

Balance at December 31	$29	$30	$30

Certain unrecognized tax benefits, or portions thereof, if recognized, would affect the effective tax rate. Changes in these unrecognized tax benefits may result from remeasurement of amounts expected to be realized, settlements with tax authorities and expiration of statutes of limitations. These unrecognized tax benefits were $19 million, $20 million and $20 million at December 31, 2013, 2012 and 2011, respectively. The change in these unrecognized tax benefits affected income tax expense by less than $1 million in 2013 and 2012 and decreased income tax expense by $2 million in 2011.

In January 2012, the Appellate Division of the IRS informed Dominion that the Joint Committee had completed its review of the settlement of tax years 2004 and 2005 for Dominion and its consolidated subsidiaries.

In April 2012, the IRS issued its Revenue Agent Report for Dominion’s consolidated tax returns for tax years 2006 and 2007, reflecting no unresolved issues for Dominion Gas.

The IRS examination of tax years 2008, 2009 and 2010 began in the first quarter of 2012 and was later expanded to include examination of the 2011 tax year. The audit concluded in late 2013, reflecting no unresolved issues for Dominion Gas. The earliest tax year remaining open for examination of Dominion’s federal tax returns is 2012.

Effective for its 2014 tax year, Dominion has been accepted into the CAP. The CAP is a method of identifying and resolving tax issues through open, cooperative, and transparent interaction between the IRS and taxpayers prior to the filing of a return. Through the CAP, Dominion will have the opportunity to resolve complex tax matters with the IRS before filing its federal income tax returns, thus achieving certainty for such tax return filing positions accepted by the IRS. Under a Pre-CAP plan, the IRS audit of tax years 2012 and 2013 will begin in early 2014.

After considering the possibility of potential changes in the status of its remaining unrecognized tax benefits, Dominion Gas has concluded that no significant changes are reasonably possible to occur in 2014.

For each of the major states in which Dominion Gas operates, the earliest tax year remaining open for examination is as follows:

State	Earliest Open Tax Year
Pennsylvania	2010
West Virginia	2010
New York	2007

Dominion Gas is also obligated to report adjustments resulting from IRS settlements to state tax authorities. In addition, if Dominion Gas utilizes operating losses or tax credits generated in years for which the statute of limitations has expired, such amounts are subject to examination.

NOTE 6. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. However, the use of a mid-market pricing convention (the mid-point between bid and ask prices) is permitted. Fair values are based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations. This includes not only the credit standing of counterparties involved and the impact of credit enhancements but also the impact of Dominion Gas’ own nonperformance risk on its liabilities. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid). Dominion Gas applies fair value measurements to certain assets and liabilities including commodity and interest rate derivative instruments and investments held in pension and other postretirement plan trusts, in accordance with the requirements described above. Dominion Gas applies credit adjustments to its derivative fair values in accordance with the requirements described above. These credit adjustments are currently not material to the derivative fair values.

Inputs and Assumptions

Dominion Gas maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Fair value is based on actively-quoted market prices, if available. In the absence of actively-quoted market prices, Dominion Gas seeks price information from external sources, including broker quotes and industry publications. When evaluating pricing information provided by brokers and other pricing services, Dominion Gas considers whether the broker is willing and able to trade at the quoted price, if the broker quotes are based on an active market or an inactive market and the extent to which brokers are utilizing a particular model if pricing is not readily available. If pricing information from external sources is not available or if Dominion Gas believes that observable pricing is not indicative of fair value, judgment is required to develop the estimates of fair value. In those cases Dominion Gas must estimate prices based on available historical and near-term future price information and certain statistical methods, including regression analysis, that reflect its market assumptions.

Dominion Gas’ commodity derivative valuations are prepared by Dominion’s ERM department. The ERM department reports directly to Dominion’s CFO. The ERM department creates daily mark-to-market valuations for Dominion Gas’ derivative transactions using computer-based statistical models. The inputs that go into the mark-to-market valuations are transactional information stored in the systems of record and market pricing information that resides in data warehouse databases. The majority of forward prices are automatically uploaded into the data warehouse databases from various third party sources. Inputs obtained from third party sources are evaluated for reliability considering the reputation, independence, market presence, and methodology used by the third party. If forward prices are not available from third party sources, then the ERM department models the forward prices based on other available market data. A team consisting of risk management and risk quantitative analysts meets each business day to assess the validity of market prices and mark-to-market valuations. During this meeting, the changes in mark-to-market valuations from period to period are examined and qualified against historical expectations. If any discrepancies are identified during this process, the mark-to-market valuations or the market pricing information is evaluated further and adjusted, if necessary.

The inputs and assumptions used in measuring fair value include the following:

For commodity derivative contracts:

•	Forward commodity prices

•	Transaction prices

•	Volumes

•	Commodity location

•	Interest rates

•	Credit quality of counterparties and Dominion Gas

•	Credit enhancements

•	Time value

For interest rate derivative contracts:

•	Interest rate curves

•	Credit quality of counterparties and Dominion Gas

•	Volumes

•	Credit enhancements

•	Time value

For investments:

•	Quoted securities prices and indices

•	Securities trading information including volume and restrictions

•	Maturity

•	Interest rates

•	Credit quality

•	NAV (only for alternative investments)

Dominion Gas regularly evaluates and validates the inputs used to estimate fair value by a number of methods, including review and verification models, as well as various market price verification procedures such as the use of pricing services and multiple broker quotes to support the various commodities and investments in which it transacts.

Levels

Dominion Gas also utilizes the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•	Level 1-Quoted prices (unadjusted) in active markets for identical assets and liabilities that Dominion Gas has the ability to access at the measurement date. Instruments categorized in Level 1 primarily consist of financial instruments such as the majority of exchange-traded derivatives and exchange-listed equities, mutual funds and certain Treasury securities held in benefit plan trust funds.

•	Level 2-Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived from observable market data by correlation or other means. Instruments categorized in Level 2 primarily include non-exchange traded derivatives such as over-the-counter commodity swaps, interest rate swaps and certain Treasury securities, money market funds, common/collective trust funds and corporate, state and municipal debt securities held in benefit plan trust funds.

•	Level 3-Unobservable inputs for the asset or liability, including situations where there is little, if any, market activity for the asset or liability. Instruments categorized in Level 3 consist of NGL contracts and alternative investments, consisting of investments in partnerships, joint ventures and other alternative investments, held in benefit plan trust funds.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In these cases, the lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

For derivative contracts, Dominion Gas recognizes transfers among Level 1, Level 2 and Level 3 based on fair values as of the first day of the month in which the transfer occurs. Transfers out of Level 3 represent assets and liabilities that were previously classified as Level 3 for which the inputs became observable for classification in either Level 1 or Level 2. Because the activity and liquidity of commodity markets vary substantially between regions and time periods, the availability of observable inputs for substantially the full term and value of Dominion Gas’ over-the-counter derivative contracts is subject to change.

Level 3 Valuations

Fair value measurements are categorized as Level 3 when a significant amount of price or other inputs that are considered to be unobservable are used in their valuations. For NGL derivatives, market illiquidity requires a valuation based on proxy markets that do not always correlate to the actual instrument, therefore they are categorized as Level 3. Alternative investments are categorized as Level 3 due to the absence of quoted market prices, illiquidity and the long-term nature of these assets. These investments are generally valued using NAV based on the proportionate share of the fair value as determined by reference to the most recent audited fair value financial statements or fair value statements provided by the investment manager adjusted for any significant events occurring between the investment manager’s and Dominion Gas’ measurement date.

Dominion Gas enters into certain derivative contracts such as physical and financial forwards, futures and swaps, which are considered Level 3 as they have one or more inputs that are not observable and are significant to the valuation. The discounted cash flow method is used to value Level 3 physical and financial forwards and futures contracts. The discounted cash flow model calculates mark-to-market valuations based on forward market prices, original transaction prices, volumes, risk-free rate of return, and credit spreads. For Level 3 fair value measurements, the forward market prices are considered unobservable. The unobservable inputs are developed and substantiated using historical information, available market data, third-party data, and statistical analysis. Periodically, inputs to valuation models are reviewed and revised as needed, based on historical information, updated market data, market liquidity and relationships, and changes in third-party pricing sources.

The following table presents Dominion Gas’ quantitative information about Level 3 derivative fair value measurements at December 31, 2013. The range and weighted average are presented in dollars for market price inputs.

	Fair Value (millions)	Valuation Technique	Unobservable Input	Range	Weighted Average(1)
Assets:
Physical and Financial Forwards and Futures:
NGLs	$6	Discounted Cash Flow	Market Price (per Gal) (2)	1 - 3	1

Total assets	$6

Liabilities:
Physical and Financial Forwards and Futures:
NGLs	$12	Discounted Cash Flow	Market Price (per Gal) (2)	1 - 3	1

Total liabilities	$12

(1)	Averages weighted by volume.
(2)	Represents market prices beyond defined terms for Levels 1 & 2.

Sensitivity of the fair value measurements to changes in the significant unobservable inputs is as follows:

Significant Unobservable Inputs	Position	Change to Input	Impact on Fair Value Measurement
Market Price	Buy	Increase (decrease)	Gain (loss)
Market Price	Sell	Increase (decrease)	Loss (gain)

Non-recurring Fair Value Measurements

In June 2013, Dominion Gas purchased certain natural gas infrastructure facilities that were previously leased from third parties. The purchase price was based on terms in the lease, which exceeded current market pricing. As a result of the purchase price and expected losses, Dominion Gas recorded an impairment charge of $49 million ($29 million after-tax) in other operations and maintenance expense in its Consolidated Statements of Income, to write down the long-lived assets to their estimated fair values of less than $1 million. As management was not aware of any recent market transactions for comparable assets with sufficient transparency to develop a market approach to fair value, Dominion Gas used the income approach (discounted cash flows) to estimate the fair value of the assets in this impairment test. This was considered a Level 3 fair value measurement due to the use of significant unobservable inputs, including estimates of future production and other commodity prices.

Also in June 2013, Dominion Gas recorded an impairment charge of $6 million ($4 million after-tax) in other operations and maintenance expense in its Consolidated Statements of Income, to write off previously capitalized costs following the cancellation of two development projects.

Recurring Fair Value Measurements

Fair value measurements are separately disclosed by level within the fair value hierarchy with a separate reconciliation of fair value measurements categorized as Level 3. Fair value disclosures for assets held in Dominion Gas’ pension and other postretirement benefit plans are presented in Note 17.

The following table presents Dominion Gas’ assets and liabilities for commodity and interest rate derivatives that are measured at fair value on a recurring basis for each hierarchy level, including both current and noncurrent portions:

	Level 1	Level 2	Level 3	Total
(millions)
At December 31, 2013
Assets:
Commodity	$—	$—	$6	$6
Interest rate	—	34	—	34

Total assets	$—	$34	$6	$40
Liabilities:
Commodity	$—	$13	$12	$25

At December 31, 2012
Assets:
Commodity	$—	$—	$14	$14
Liabilities:
Commodity	$—	$23	$26	$49
Interest rate	—	41	—	41

Total liabilities	$—	$64	$26	$90

The following table presents the net change in the assets and liabilities for derivatives measured at fair value on a recurring basis and included in the Level 3 fair value category:

	2013	2012	2011
(millions)
Balance at January 1,	$(12)	$(98)	$(64)
Total realized and unrealized gains (losses):
Included in earnings	1	(15)	(58)
Included in other comprehensive income (loss)	3	86	(34)
Settlements	2	15	58

Balance at December 31,	$(6)	$(12)	$(98)

The gains and losses included in earnings in the Level 3 fair value category were classified in operating revenue in Dominion Gas’ Consolidated Statements of Income for the years ended December 31, 2013, 2012 and 2011. There were no unrealized gains and losses included in earnings in the Level 3 fair value category relating to assets/liabilities still held at the reporting date for the years ended December 31, 2013, 2012 and 2011.

Fair Value of Financial Instruments

In accordance with GAAP, Dominion Gas reports certain contracts and instruments at fair value. The carrying values of cash and cash equivalents, customer and other receivables, short-term debt, affiliated long-term debt and accounts payable are estimated to be substantially the same as their fair values. The carrying value of affiliated long-term debt approximates its fair value since it is intercompany in nature and has no active market. For Dominion Gas’ financial instruments that are not recorded at fair value, the carrying amounts and fair values are as follows:

	December 31, 2013
	Carrying Amount	Estimated Fair Value(1)
(millions)
Long-term debt(2)	$1,198	$1,169

(1)	Fair value is estimated using market prices, where available, and interest rates currently available for issuance of debt with similar terms and remaining maturities. All fair value measurements are classified as Level 2.
(2)	Carrying amount includes amounts which represent the unamortized discount.

NOTE 7. DERIVATIVES AND HEDGE ACCOUNTING ACTIVITIES

Dominion Gas is exposed to the impact of market fluctuations in the price of natural gas and NGLs, which are purchased and sold, respectively, and interest rate risks in its business operations. Dominion Gas uses derivative instruments to manage its exposure to these risks and designates certain derivative instruments as cash flow hedges for accounting purposes. See Note 6 for further information about fair value measurements and associated valuation methods for derivatives.

Balance Sheet Presentation

Derivative assets and liabilities are presented gross on Dominion Gas’ Consolidated Balance Sheets. Dominion Gas’ derivative contracts consist of over-the-counter transactions. Over-the-counter contracts are bilateral contracts that are transacted directly with a third party. Certain over-the-counter contracts contain contractual rights of setoff through contract default provisions. In addition, the contracts are subject to conditional rights of setoff through counterparty nonperformance, insolvency, or other conditions.

In general, most non-affiliate over-the-counter transactions are subject to collateral requirements. Types of collateral for over-the-counter contracts include cash, letters of credit, and in some cases other forms of security, none of which are subject to restrictions. Certain accounts receivable and accounts payable recognized on Dominion Gas’ Consolidated Balance Sheets, as well as letters of credit and other forms of security, all of which are not included in the tables below, are subject to offset under contract netting provisions and would reduce the net exposure.

The tables below present Dominion Gas’ derivative asset and liability balances by type of financial instrument, before and after the effects of offsetting.

	December 31, 2013			December 31, 2012
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts of Assets Presented in the Consolidated Balance Sheet	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts of Assets Presented in the Consolidated Balance Sheet
(millions)
Interest rate contracts:
Over-the-counter	$34	$—	$34	$—	$—	$—
Commodity contracts:
Over-the-counter	6	—	6	14	—	14

Total derivatives, subject to a master netting or similar arrangement(1)	$40	$—	$40	$14	$—	$14

(1)	At December 31, 2013, the total derivative asset balance contains $40 million of current assets, which is presented in other current assets in Dominion Gas’ Consolidated Balance Sheet. At December 31, 2012, the total derivative asset balance contains $9 million of current assets, which is presented in other current assets, and $5 million of noncurrent derivative assets, which is presented in other deferred charges and other assets in Dominion Gas’ Consolidated Balance Sheet.

	December 31, 2013				December 31, 2012
		Gross Amounts Not Offset in the Consolidated Balance Sheet				Gross Amounts Not Offset in the Consolidated Balance Sheet
	Net Amounts of Assets Presented in the Consolidated Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amounts	Net Amounts of Assets Presented in the Consolidated Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amounts
(millions)
Interest rate contracts:
Over-the-counter	$34	$—	$—	$34	$—	$—	$—	$—
Commodity contracts:
Over-the-counter	6	6	—	—	14	14	—	—

Total	$40	$6	$—	$34	$14	$14	$—	$—

	December 31, 2013			December 31, 2012
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts of Liabilities Presented in the Consolidated Balance Sheet	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts of Liabilities Presented in the Consolidated Balance Sheet
(millions)
Interest rate contracts:
Over-the-counter	$—	$—	$—	$41	$—	$41
Commodity contracts:
Over-the-counter	25	—	25	49	—	49

Total derivatives, subject to a master netting or similar arrangement(1)	$25	$—	$25	$90	$—	$90

(1)	At December 31, 2013, the total derivative liability balance contains $25 million of current liabilities, which is presented in other current liabilities in Dominion Gas’ Consolidated Balance Sheet. At December 31, 2012, the total derivative liability balance contains $68 million of current liabilities, which is presented in other current liabilities and $22 million of noncurrent derivative liabilities, which is presented in other deferred credits and other liabilities in Dominion Gas’ Consolidated Balance Sheet.

	December 31, 2013				December 31, 2012
		Gross Amounts Not Offset in the Consolidated Balance Sheet				Gross Amounts Not Offset in the Consolidated Balance Sheet
	Net Amounts of Liabilities Presented in the Consolidated Balance Sheet	Financial Instruments	Cash Collateral Paid	Net Amounts	Net Amounts of Liabilities Presented in the Consolidated Balance Sheet	Financial Instruments	Cash Collateral Paid	Net Amounts
(millions)
Interest rate contracts:
Over-the-counter	$—	$—	$—	$—	$41	$—	$—	$41
Commodity contracts:
Over-the-counter	25	6	—	19	49	14	—	35

Total	$25	$6	$—	$19	$90	$14	$—	$76

Volumes

The following table presents the volume of Dominion Gas’ derivative activity as of December 31, 2013. These volumes are based on open derivative positions and represent the combined absolute value of their long and short positions, except in the case of offsetting transactions, for which they represent the absolute value of the net volume of their long and short positions.

	Current	Noncurrent
Natural Gas (bcf):
Fixed price	5	—
Basis	4	—
NGLs (gallons)	115,542,000	—
Interest rate	$450,000,000	$—

Ineffectiveness and AOCI

For the years ended December 31, 2013, 2012 and 2011, gains or losses on hedging instruments determined to be ineffective were not material.

The following table presents selected information related to losses on cash flow hedges included in AOCI in Dominion Gas’ Consolidated Balance Sheet at December 31, 2013:

	AOCI After-Tax	Amounts Expected to be Reclassified to Earnings during the next 12 Months After-Tax	Maximum Term
(millions)
Commodities:
Natural Gas	$(8)	$(8)	12 months
NGLs	(5)	(5)	12 months
Interest rate	16	(1)	126 months

Total	$3	$(14)

The amounts that will be reclassified from AOCI to earnings will generally be offset by the recognition of the hedged transactions (e.g., anticipated sales) in earnings, thereby achieving the realization of prices contemplated by the underlying risk management strategies and will vary from the expected amounts presented above as a result of changes in market prices and interest rates.

Fair Value and Gains and Losses on Derivative Instruments

The following tables present the fair values of Dominion Gas’ commodity and interest rate derivatives and where they are presented in its Consolidated Balance Sheets:

	Fair Value - Derivatives under Hedge Accounting	Fair Value - Derivatives not under Hedge Accounting	Total Fair Value
(millions)
At December 31, 2013
ASSETS
Current Assets
Commodity	$6	$—	$6
Interest rate	34	—	34

Total current derivative assets(1)	40	—	40

Total derivative assets	$40	$—	$40

LIABILITIES
Current Liabilities
Commodity	$25	$—	$25

Total current derivative liabilities(2)	25	—	25

Total derivative liabilities	$25	$—	$25

At December 31, 2012
ASSETS
Current Assets
Commodity	$9	$—	$9

Total current derivative assets(1)	9	—	9

Noncurrent Assets
Commodity	5	—	5

Total noncurrent derivative assets(3)	5	—	5

Total derivative assets	$14	$—	$14

LIABILITIES
Current Liabilities
Commodity	$27	$—	$27
Interest rate	41	—	41

Total current derivative liabilities(2)	68	—	68

Noncurrent Liabilities
Commodity	22	—	22

Total noncurrent derivative liabilities(4)	22	—	22

Total derivative liabilities	$90	$—	$90

(1)	Current derivative assets are presented in other current assets in Dominion Gas’ Consolidated Balance Sheets.
(2)	Current derivative liabilities are presented in other current liabilities in Dominion Gas’ Consolidated Balance Sheets.
(3)	Noncurrent derivative assets are presented in other deferred charges and other assets in Dominion Gas’ Consolidated Balance Sheets.
(4)	Noncurrent derivative liabilities are presented in other deferred credits and other liabilities in Dominion Gas’ Consolidated Balance Sheets.

The following tables present the gains and losses on Dominion Gas’ derivatives, as well as where the associated activity is presented in its Consolidated Balance Sheets and Statements of Income:

Derivatives in cash flow hedging relationships	Amount of Gain (Loss) Recognized in AOCI on Derivatives (Effective Portion)(1)	Amount of Gain (Loss) Reclassified from AOCI to Income
(millions)
Year Ended December 31, 2013
Derivative Type and Location of Gains (Losses)
Commodity
Operating revenue		$(2)
Purchased gas		(14)

Total commodity	$(2)	$(16)

Interest rate(2)	68	—

Total	$66	$(16)

Year Ended December 31, 2012
Derivative Type and Location of Gains (Losses)
Commodity
Operating revenue		$(15)
Purchased gas		(18)

Total commodity	$64	$(33)

Interest rate(2)	(41)	—

Total	$23	$(33)

Year Ended December 31, 2011
Derivative Type and Location of Gains (Losses)
Operating revenue		$(58)
Purchased gas		(8)

Total commodity	$(116)	$(66)

(1)	Amounts deferred into AOCI have no associated effect in Dominion Gas’ Consolidated Statements of Income.
(2)	Amounts recorded in Dominion Gas’ Consolidated Statements of Income are classified in interest and related charges.

NOTE 8. INVESTMENTS

Equity Method Investment

Dominion Gas accounts for the following investment under the equity method of accounting:

Company	Ownership%	Investment Balance		Description
As of December 31,		2013	2012
(millions)
Iroquois	24.72%	$105	$102	Gas transmission system

Total		$105	$102

Dominion Gas’ equity earnings on this investment totaled $22 million in 2013 and $23 million in 2012 and 2011. Dominion Gas received distributions from this investment of $19 million in 2013 and $25 million in 2012 and 2011. As of December 31, 2013 and 2012, the carrying amount of Dominion Gas’ investment exceeded its share of underlying equity in net assets by approximately $8 million. The differences reflect equity method goodwill and are not being amortized.

NOTE 9. PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment and their respective balances for Dominion Gas are as follows:

At December 31,	2013	2012
(millions)
Utility:
Transmission	$3,407	$3,234
Distribution	2,333	2,126
Storage	1,314	1,276
Gas gathering and processing	783	813
General and other	103	101
Plant under construction	175	146

Total utility	8,115	7,696

Nonutility:
E&P properties being amortized and other	125	113

Total nonutility	125	113

Total property, plant and equipment	$8,240	$7,809

There were no significant E&P properties under development, as defined by the SEC, excluded from amortization at December 31, 2013. As gas and oil reserves are proved through drilling or as properties are deemed to be impaired, excluded costs and any related reserves are transferred on an ongoing, well-by-well basis into the amortization calculation.

Assignment of Marcellus Acreage

In December 2013, DTI closed on agreements with two natural gas producers to convey approximately 100,000 acres of Marcellus Shale development rights underneath several of its natural gas storage fields. The agreements provide for payments to DTI, subject to customary adjustments, of approximately $200 million over a period of nine years, and an overriding royalty interest in gas produced from the acreage. In 2013, Dominion Gas received approximately $100 million in cash proceeds, resulting in an approximately $20 million ($12 million-after tax) gain and approximately $80 million deferred revenue, which will be recognized over the remaining terms of the agreements.

NOTE 10. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The changes in Dominion Gas’ carrying amount and segment allocation of goodwill are presented below:

	Dominion Energy	Corporate and Other(1)	Total
(millions)
Balance at December 31, 2011(2)	$563	$—	$563
Asset disposition adjustment(3)	(11)	—	(11)

Balance at December 31, 2012(2)	$552	$—	$552
Asset disposition adjustment(3)	(7)	—	(7)

Balance at December 31, 2013(2)	$545	$—	$545

(1)	Goodwill recorded at the Corporate and Other segment is allocated to the primary operating segment for goodwill impairment testing purposes.
(2)	There are no accumulated impairment losses.
(3)	Related to assets sold or contributed to an affiliate or Blue Racer.

Other Intangible Assets

Dominion Gas’ intangible assets are subject to amortization over their estimated useful lives. Dominion Gas’ amortization expense for intangible assets was $16 million, $15 million and $12 million for 2013, 2012 and 2011, respectively. In 2013, Dominion Gas acquired $27 million of intangible assets, primarily representing software, with an estimated weighted-average amortization period of approximately 9 years. The components of intangible assets are as follows:

At December 31,	2013		2012
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
(millions)
Software, licenses and other	$180	$98	$173	$89

Annual amortization expense for these intangible assets is estimated to be as follows:

	2014	2015	2016	2017	2018
(millions)
Dominion Gas	$17	$16	$15	$12	$11

NOTE 11. REGULATORY ASSETS AND LIABILITIES

Regulatory assets and liabilities include the following:

At December 31,	2013	2012
(millions)
Regulatory assets:
Unrecovered gas costs(1)	$40	$48
Deferred rate adjustment clause costs(2)	24	—
Bad debt tracker(3)	11	18
Other	4	5

Regulatory assets-current	79	71

Unrecognized pension and other postretirement benefit costs(4)	194	317
Deferred rate adjustment clause costs(2)	59	47
Income taxes recoverable through future rates(5)	24	23
Other postretirement benefit costs(6)	7	15
Other	1	12

Regulatory assets-non-current	285	414

Total regulatory assets	$364	$485

Regulatory liabilities:
PIPP(7)	$76	$100
Other	3	3

Regulatory liabilities-current(8)	79	103

Provision for future cost of removal and AROs(9)	177	183
Unrecognized pension and other postretirement benefit costs(4)	18	2
Other	8	7

Regulatory liabilities-non-current(10)	203	192

Total regulatory liabilities	$282	$295

(1)	Reflects unrecovered gas costs at East Ohio, which are recovered through filings with the Ohio Commission.
(2)	Reflects deferrals of costs associated with certain current and prospective rider projects. See Note 12 for more information.
(3)	Represents East Ohio’s deferrals for the UEX Rider which are recovered through rates which are filed annually. Most of East Ohio’s bad debt expense is recovered either through the UEX Rider or the PIPP Rider.
(4)	Represents unrecognized pension and other postretirement benefit costs expected to be recovered through future rates generally over the expected remaining service period of plan participants.
(5)	Amounts to be recovered through future rates to pay income taxes that become payable when rate revenue is provided to recover AFUDC-equity and depreciation of property, plant and equipment for which deferred income taxes were not recognized for ratemaking purposes, including amounts attributable to tax rate changes.
(6)	Primarily reflects costs recognized in excess of amounts included in regulated rates charged by Dominion Gas’ regulated gas operations before rates were updated to reflect a change in accounting method for other postretirement benefit costs.
(7)	Under PIPP, eligible customers can receive energy assistance based on their ability to pay. The difference between the customer’s total bill and the PIPP plan amount is deferred and collected or returned annually under the PIPP rider according to East Ohio tariff provisions. See Note 12 for more information regarding PIPP.

(8)	Current regulatory liabilities are presented in other current liabilities in Dominion Gas’ Consolidated Balance Sheets.
(9)	Rates charged to customers by Dominion Gas’ regulated businesses include a provision for the cost of future activities to remove assets that are expected to be incurred at the time of retirement.
(10)	Non-current regulatory liabilities are presented in other deferred credits and other liabilities in Dominion Gas’ Consolidated Balance Sheets.

At December 31, 2013, approximately $56 million of regulatory assets represented past expenditures on which Dominion Gas does not currently earn a return. The majority of these expenditures are expected to be recovered within one year.

NOTE 12. REGULATORY MATTERS

Ohio Regulation

PIR Program

In 2008, East Ohio began PIR, aimed at replacing approximately 20% of its pipeline system, or approximately 4,100 miles, over a 25-year period. In February 2013, East Ohio filed an application with the Ohio Commission to adjust the cost recovery charge for costs associated with PIR investments for the calendar year 2012 and cumulatively. The application included total gross plant investment for 2012 of $148 million, cumulative gross plant investment of $511 million, and a revenue requirement of $67 million. In April 2013, the Ohio Commission issued an order approving the rates, which became effective in May 2013.

In February 2014, East Ohio filed an application requesting approval to adjust the PIR cost recovery rates for 2013 costs. The filing reflects gross plant investment for 2013 of $164 million, cumulative gross plant investment of $674 million and an estimated revenue requirement of $89 million. This case is pending.

PIPP Plus Program

Under the Ohio PIPP Plus Program, eligible customers can receive energy assistance based on their ability to pay their bill. The difference between the customer’s total bill and the PIPP payment plan amount is deferred and collected under the PIPP rider in accordance with the rules of the Ohio Commission. In July 2013, the Ohio Commission approved East Ohio’s annual update of the PIPP Rider, which reflects the refund over the next year of an over-recovery of accumulated arrearages of approximately $91 million as of March 31, 2013, net of projected deferred program costs of approximately $54 million for the period from April 2013 through June 2014.

UEX Rider

East Ohio has approval for a UEX Rider through which it recovers the bad debt expense of most customers not participating in the PIPP Plus Program. The UEX Rider is adjusted annually to achieve dollar for dollar recovery of East Ohio’s actual write-offs of uncollectible amounts. In July 2013, the Ohio Commission approved East Ohio’s update of the UEX Rider, which reflected the elimination of accumulated unrecovered bad debt expense of approximately $3 million as of March 31, 2013, and recovery of prospective bad debt expense projected to total approximately $24 million for the twelve-month period from April 2013 to March 2014.

House Bill 95

Ohio enacted utility reform legislation under House Bill 95, which became effective in September 2011. This law updates natural gas legislation by enabling gas companies to include more up-to-date cost levels when filing rate cases. It also allows gas companies to seek approval of capital expenditure plans under which gas companies can recognize carrying costs on associated capital investments placed in service and can defer the carrying costs plus depreciation and property tax expenses for recovery from ratepayers in the future.

In December 2012, East Ohio filed an application requesting authority to implement a capital expenditure program for 2013 capital expenditures totaling $93 million. The Ohio Commission approved East Ohio’s application in October 2013. In December 2013, East Ohio filed an application requesting authority to implement a capital expenditure program for 2014 capital expenditures totaling $110 million, subject to the provisions approved for the initial application. This case is pending.

AMR Program

In 2007, East Ohio began updating or exchanging mechanical meters with automated meter reading technology for its 1.2 million customers in Ohio. A device attached to the meters uses radio frequencies and computerized technology to transmit gas usage information to specially-equipped company vehicles driving through neighborhoods.

In February 2012, East Ohio filed an application with the Ohio Commission to update its AMR cost recovery rate to recover costs associated with AMR deployment for the calendar year 2011. The application included a total gross plant investment of approximately $17 million, a cumulative gross plant investment of approximately $90 million and a revenue requirement of approximately $8 million. In October 2012, the Ohio Commission issued an order approving the total gross plant investment and the cumulative gross plant investment as proposed and a revenue requirement of approximately $6 million. Also in October 2012, East Ohio filed a motion to stay the implementation of the reduced cost recovery rate and an application for rehearing, which were denied by the Ohio Commission in December 2012. The reduced cost recovery rate became effective for bills issued on or after October 10, 2012 and East Ohio was required to reimburse customers who were billed at the higher cost recovery rate. Also in December 2012, East Ohio filed a notice of appeal of the Ohio Commission’s October 2012 order with the Ohio Supreme Court. This case is pending.

In March 2013, East Ohio filed an application with the Ohio Commission to adjust its AMR cost recovery rate to recover costs associated with AMR deployment for the calendar year 2012. In April 2013, the Ohio Commission approved the application which included a total gross plant investment of approximately $1 million, a cumulative gross plant investment of approximately $91 million and a revenue requirement of approximately $5 million.

In February 2014, East Ohio filed an application with the Ohio Commission to adjust its AMR cost recovery rate to recover costs associated with AMR deployment for the calendar year 2013. The filing reflects a cumulative gross plant investment of $91 million and an estimated revenue requirement of approximately $8 million. This case is pending. The AMR program approved by the Ohio Commission is now complete. Although no further capital investment will be added, East Ohio is approved to recover depreciation, property taxes, carrying charges and a return until East Ohio has another rate case.

FERC Regulation

DTI Fuel Settlement

In mid-2013, DTI received concerns about its fuel retainage percentages and apparent over-recovery of fuel costs during certain time periods reflected in its annual fuel reports. In December 2013, DTI submitted for FERC approval a stipulation and agreement addressing, among other things, reductions in its fuel retainage percentages and a rate moratorium through 2016.

In February 2014, FERC approved the stipulation and agreement. The reduced fuel retainage percentages are effective January 1, 2014. DTI implemented the reduced fuel retainage percentages March 1, 2014. DTI will provide refunds with interest reflecting the value of the difference between the actual quantities of fuel retained for the months of January and February 2014 and the quantities that would have been retained using the reduced percentages. This agreement is expected to reduce DTI’s revenues by approximately $35 million in 2014.

NOTE 13. ASSET RETIREMENT OBLIGATIONS

AROs represent obligations that result from laws, statutes, contracts and regulations related to the eventual retirement of certain long-lived assets. Dominion Gas’ AROs primarily include the plugging and abandoning of gas and oil wells and the interim retirement of natural gas gathering, storage, transmission and distribution pipeline components.

Dominion Gas has also identified, but not recognized, AROs related to gas storage wells in its underground natural gas storage network. The Company currently does not have sufficient information to estimate a reasonable range of expected retirement dates for these assets, other than for an immaterial number of wells, since their economic lives can be extended indefinitely through regular repair and maintenance and currently there is no plan to retire or dispose of these storage wells. As a result, a settlement date is not determinable. AROs for these assets will be reflected in the Consolidated Financial Statements when sufficient information becomes available to determine a reasonable estimate of the fair value of the activities to be performed. The Company continues to monitor operational and strategic developments to identify when sufficient information exists to reasonably estimate a retirement date for these assets. The changes to AROs during 2012 and 2013 were as follows:

Amount
(millions)
AROs at December 31, 2011(1)	$131
Obligations incurred during the period	1
Obligations settled during the period	(6)
Accretion	8
Other	(1)

AROs at December 31, 2012(2)	$133

Obligations incurred during the period	8
Obligations settled during the period	(13)
Accretion	8
Other	1

AROs at December 31, 2013(1)(2)	$137

(1)	Includes $5 million and $2 million reported in other current liabilities at December 31, 2011 and 2013, respectively.
(2)	Presented in other deferred credits and other liabilities in Dominion Gas’ Consolidated Balance Sheets.

NOTE 14. VARIABLE INTEREST ENTITIES

The primary beneficiary of a VIE is required to consolidate the VIE and to disclose certain information about its significant variable interests in the VIE. The primary beneficiary of a VIE is the entity that has both 1) the power to direct the activities that most significantly impact the entity’s economic performance and 2) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.

Dominion Gas purchased shared services from DRS, an affiliated VIE, of approximately $115 million, $107 million, and $105 million for the years ended December 31, 2013, 2012 and 2011, respectively. Dominion Gas determined that it is not the most closely associated entity with DRS and therefore not the primary beneficiary. DRS provides accounting, legal, finance and certain administrative and technical services to all Dominion subsidiaries, including Dominion Gas. Dominion Gas has no obligation to absorb more than its allocated share of DRS costs.

NOTE 15. LONG-TERM DEBT

At December 31,	2013 Weighted- average Coupon(1)	2013	2012
(millions, except percentages)
Unsecured Senior Notes, 1.05% to 4.8%, due 2016 to 2043	3.13%	$1,200	$—
Notes payable to parent:
6.34% to 8.95%, due 2013 to 2016		—	440
5.17% and 6.95%, due 2019 and 2027		—	129

Dominion Gas Holdings, LLC total principal		$1,200	$569
Affiliated securities due within one year		—	(64)
Unamortized discount		(2)	—

Dominion Gas Holdings, LLC total long-term debt		$1,198	$505

(1)	Represents weighted-average coupon rates for debt outstanding as of December 31, 2013.

Based on stated maturity dates rather than early redemption dates that could be elected by instrument holders, the scheduled principal payments of long-term debt at December 31, 2013, were as follows:

	2014	2015	2016	2017	2018	Thereafter	Total
(millions, except percentages)
	$—	$—	$400	$—	$—	$800	$1,200

Weighted-average Coupon	—%	—%	1.05%	—%	—%	4.18%

See Note 20 for more information regarding affiliated borrowings.

NOTE 16. EQUITY

Accumulated Other Comprehensive Income (Loss)

Presented in the table below is a summary of AOCI by component:

At December 31,	2013	2012
(millions)
Net deferred gains (losses) on derivatives-hedging activities, net of tax of $(1) and $31	$3	$(47)
Net unrecognized pension and other postretirement benefit costs, net of tax of $43 and $65	(61)	(93)

Total AOCI	$(58)	$(140)

The following table presents Dominion Gas’ changes in AOCI by component, net of tax:

	Deferred gains and losses on derivatives- hedging activities	Unrecognized pension and other postretirement benefit costs	Total
(millions)
Year Ended December 31, 2013
Beginning balance	$(47)	$(93)	$(140)
Other comprehensive income before reclassifications: gains (losses)	39	26	65
Amounts reclassified from accumulated other comprehensive income: (gains) losses(1)	11	6	17

Net current-period other comprehensive income	50	32	82

Ending balance	$3	$(61)	$(58)

(1)	See table below for details about these reclassifications.

The following table presents Dominion Gas’ reclassifications out of AOCI by component:

Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the Consolidated Statements of Income
(millions)
Year Ended December 31, 2013
Deferred (gains) and losses on derivatives-hedging activities:
Commodity contracts	$2	Operating revenue
	14	Purchased gas

Total	16
Tax	(5)	Income tax expense

Total, net of tax	$11

Unrecognized pension and other postretirement benefit costs:
Prior service costs	$1	Other operations and maintenance
Actuarial losses	9	Other operations and maintenance

Total	10
Tax	(4)	Income tax expense

Total, net of tax	$6

NOTE 17. EMPLOYEE BENEFIT PLANS

Dominion Gas participates in retirement benefit plans sponsored by Dominion which provide certain retirement benefits to eligible active employees, retirees and qualifying dependents of Dominion Gas. Under the terms of its benefit plans, Dominion reserves the right to change, modify or terminate the plans. From time to time in the past, benefits have changed, and some of these changes have reduced benefits.

Pension benefits for Dominion Gas employees not represented by collective bargaining units are covered by the Dominion Pension Plan, a defined benefit pension plan sponsored by Dominion that provides benefits to multiple Dominion subsidiaries. Pension benefits for Dominion Gas employees represented by collective bargaining units are covered by separate pension plans for East Ohio and, for DTI, a plan that provides benefits to employees of both DTI and Hope. Employee compensation is the basis for allocating pension costs and obligations between DTI and Hope and determining East Ohio’s share of total pension costs. Retirement benefits payable under all plans are based primarily on years of service, age and the employee’s compensation. As a participating employer, Dominion Gas is subject to Dominion’s funding policy, which is to contribute annually an amount that is in accordance with the provisions of ERISA.

Retiree healthcare and life insurance benefits for Dominion Gas employees not represented by collective bargaining units are covered by the Dominion Retiree Health and Welfare Plan, a plan sponsored by Dominion that provides certain retiree healthcare and life insurance benefits to multiple Dominion subsidiaries. Retiree healthcare and life insurance benefits for Dominion Gas employees represented by collective bargaining units are covered by separate other postretirement benefit plans for East Ohio and, for DTI, a plan that provides benefits to both DTI and Hope. Employee headcount is the basis for allocating other postretirement benefit costs and obligations between DTI and Hope and determining East Ohio’s share of total other postretirement benefit costs. Annual employee premiums are based on several factors such as age, retirement date and years of service.

Effective June 30, 2013, West Ohio pension and other postretirement benefit plans, represented by collective bargaining units, were merged into East Ohio pension and other postretirement benefit plans, represented by collective bargaining units.

Pension and other postretirement benefit costs are affected by employee demographics (including age, compensation levels and years of service), the level of contributions made to the plans and earnings on plan assets. These costs may also be affected by changes in key assumptions, including expected long-term rates of return on plan assets, discount rates, healthcare cost trend rates and the rate of compensation increases.

Dominion Gas uses December 31 as the measurement date for all of the employee benefit plans in which it participates. Dominion Gas uses the market-related value of pension plan assets to determine the expected return on plan assets, a component of net periodic pension cost. The market-related value recognizes changes in fair value on a straight-line basis over a four-year period, which reduces year-to-year volatility. Changes in fair value are measured as the difference between the expected and actual plan asset returns, including dividends, interest and realized and unrealized investment gains and losses. Since the market-related value recognizes changes in fair value over a four-year period, the future market-related value of pension plan assets will be impacted as previously unrecognized changes in fair value are recognized.

The pension and other postretirement benefit plans in which Dominion Gas participates hold investments in trusts to fund employee benefit payments. Aggregate actual returns for pension and other postretirement plan assets for Dominion Gas employees represented by collective bargaining units were $214 million in 2013 and $164 million in 2012, versus expected returns of $125 million and $112 million, respectively. Differences between actual and expected returns on plan assets are accumulated and amortized during future periods. As such, any investment-related declines in these trusts will result in future increases in the periodic cost recognized for such employee benefit plans and will be included in the determination of the amount of cash to be contributed to the employee benefit plans.

The Medicare Act introduced a federal subsidy to sponsors of retiree healthcare benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D. Dominion determined that the prescription drug benefit offered under its other postretirement benefit plans is at least actuarially equivalent to Medicare Part D. Dominion Gas received a federal subsidy of $1 million for each of 2013 and 2012. Effective January 1, 2013, Dominion changed its method of receiving the subsidy under Medicare Part D for retiree prescription drug coverage from the Retiree Drug Subsidy to the EGWP. As a result of the adoption of the EGWP, Dominion Gas will begin to receive an increased level of Medicare Part D subsidies, in the form of reduced costs rather than a direct reimbursement, over the next few years.

Dominion Gas remeasured all of its pension and other postretirement benefit plans in the second quarter of 2013. For employees represented by collective bargaining units, the remeasurement resulted in a reduction in the pension benefit obligation of approximately $28 million and a reduction in the accumulated postretirement benefit obligation of approximately $9 million. The impact of the remeasurement on net periodic benefit cost (credit) was recognized prospectively from the remeasurement date and reduced net periodic benefit cost for 2013, for employees represented by collective bargaining units, by approximately $2 million. The discount rate used for the remeasurement was 4.8% for the pension plans and 4.7% for the other postretirement benefit plans. All other assumptions used for the remeasurement were consistent with the measurement as of December 31, 2012.

Funded Status

The following table summarizes the changes in pension plan and other postretirement benefit plan obligations and plan assets for Dominion Gas employees represented by collective bargaining units, and includes a statement of the plans’ funded status:

	Pension Benefits		Other Postretirement Benefits
Year Ended December 31,	2013	2012	2013	2012
(millions, except percentages)
Changes in benefit obligation:
Benefit obligation at beginning of year	$607	$518	$287	$260
Service cost	13	11	7	7
Interest cost	27	28	12	14
Benefits paid	(27)	(25)	(17)	(18)
Actuarial (gains) losses during the year	(57)	75	(21)	23
Medicare Part D reimbursement	—	—	1	1

Benefit obligation at end of year	$563	$607	$269	$287

Changes in fair value of plan assets:
Fair value of plan assets at beginning of year	$1,254	$1,142	$242	$221
Actual return on plan assets	176	137	38	28
Employer contributions	—	—	10	11
Benefits paid	(27)	(25)	(17)	(18)

Fair value of plan assets at end of year	$1,403	$1,254	$273	$242

Funded status at end of year	$840	$647	$4	$(45)

Amounts recognized in the Consolidated Balance Sheets at December 31:
Noncurrent pension and other postretirement benefit assets	$840	$647	$19	$8
Noncurrent pension and other postretirement benefit liabilities(1)	—	—	(15)	(53)

Net amount recognized	$840	$647	$4	$(45)

Significant assumptions used to determine benefit obligations as of December 31:
Discount rate	5.2%	4.4%	5.0%	4.4%
Weighted average rate of increase for compensation	3.93%	3.93%	3.93%	3.93%

(1)	Reflected in other deferred credits and other liabilities in the Consolidated Balance Sheets.

The ABO for the defined benefit pension plans covering Dominion Gas employees represented by collective bargaining units was $534 million and $570 million at December 31, 2013 and 2012, respectively.

Under Dominion funding policies, Dominion evaluates plan funding requirements annually, usually in the fourth quarter after receiving updated plan information from its actuary. Based on the funded status of each plan and other factors, Dominion determines the amount of contributions for the current year, if any, at that time. During 2013, Dominion Gas made no contributions to the qualified defined benefit pension plans and no contributions are currently expected in 2014. In July 2012, the Moving Ahead for Progress in the 21st Century Act was signed into law. This Act includes an increase in the interest rates used to determine plan sponsors’ pension contributions for required funding purposes. These new interest rates are expected to reduce required pension contributions through 2015. Dominion Gas believes that required pension contributions will rise subsequent to 2015, resulting in little net impact to cumulative required contributions over a 10-year period.

Certain regulatory authorities have held that amounts recovered in utility customers’ rates for other postretirement benefits, in excess of benefits actually paid during the year, must be deposited in trust funds dedicated for the sole purpose of paying such benefits. Accordingly, Dominion Gas funds other postretirement benefit costs through VEBAs. Dominion Gas’ contributions to VEBAs, for both employees represented by collective bargaining units and employees not represented by collective bargaining units, were $12 million for 2013 and $16 million for 2012. Dominion Gas expects to contribute approximately $12 million to VEBAs in 2014.

Dominion Gas does not expect any pension or other postretirement plan assets to be returned during 2014.

The following table provides information on the benefit obligations and fair value of plan assets for plans covering Dominion Gas employees represented by collective bargaining units with a benefit obligation in excess of plan assets:

	Other Postretirement Benefits
As of December 31,	2013	2012
(millions)
Benefit obligation	$147	$166
Fair value of plan assets	132	113

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Estimated Future Benefit Payments
	Pension Benefits	Other Postretirement Benefits
(millions)
2014	$32	$18
2015	34	19
2016	36	20
2017	37	20
2018	38	21
2019-2023	203	104

Plan Assets

As a participating employer in various pension plans sponsored by Dominion, Dominion Gas is subject to Dominion’s investment policies for such plans. Dominion’s overall objective for investing its pension and other postretirement plan assets is to achieve appropriate long-term rates of return commensurate with prudent levels of risk. To minimize risk, funds are broadly diversified among asset classes, investment strategies and investment advisors. The strategic target asset allocation for its pension funds is 28% U.S. equity, 18% non-U.S. equity, 33% fixed income, 3% real estate and 18% other alternative investments. U.S. equity includes investments in large-cap, mid-cap and small-cap companies located in the United States. Non-U.S. equity includes investments in large-cap and small-cap companies located outside of the United States including both developed and emerging markets. A common/collective trust fund is a pooled fund operated by a bank or trust company for investment of the assets of various organizations and individuals in a well-diversified portfolio. Fixed income includes corporate debt instruments of companies from diversified industries and U.S. Treasuries. The U.S. equity, non-U.S. equity and fixed income investments are in individual securities as well as mutual funds. Real estate includes equity REITs and investments in partnerships. Other alternative investments include partnership investments in private equity, debt and hedge funds that follow several different strategies.

Strategic investment policies are established for the prefunded benefit plans in which Dominion Gas participates based upon periodic asset/liability studies. Factors considered in setting the investment policy include employee demographics, liability growth rates, future discount rates, the funded status of the plans and the expected long-term rate of return on plan assets. Deviations from the plans’ strategic allocation are a function of Dominion’s assessments regarding short-term risk and reward opportunities in the capital markets and/or short-term market movements which result in the plans’ actual asset allocations varying from the strategic target asset allocations. Through periodic rebalancing, actual allocations are brought back in line with the target. Future asset/liability studies will focus on strategies to further reduce pension and other postretirement plan risk, while still achieving attractive levels of returns. Financial derivatives may be used to obtain or manage market exposures and to hedge assets and liabilities.

For fair value measurement policies and procedures related to pension and other postretirement benefit plan assets, see Note 6.

The fair values of pension plan assets, for Dominion Gas employees represented by collective bargaining units by asset category are as follows:

	Fair Value Measurements
	Pension Plans
At December 31,	2013				2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
(millions)
Cash equivalents	$12	$29	$—	$41	$—	$44	$—	$44
U.S. equity:
Large Cap	280	—	—	280	209	23	—	232
Other	118	—	—	118	96	23	—	119
Non-U.S. equity:
Large Cap	72	—	—	72	71	15	—	86
Other	90	—	—	90	51	38	—	89
Common/collective trust funds	—	318	—	318	—	—	—	—
Fixed income:
Corporate debt instruments	10	103	—	113	6	232	—	238
U.S. Treasury securities and agency debentures	1	52	—	53	75	69	—	144
State and municipal	16	24	—	40	—	16	—	16
Other securities	2	11	—	13	1	10	—	11
Real estate
REITs	7	—	—	7	7	—	—	7
Partnerships	—	—	52	52	—	—	72	72
Partnerships:
Private equity	—	—	122	122	—	—	103	103
Debt	—	—	41	41	—	—	43	43
Hedge funds	—	—	43	43	—	—	50	50

Total	$608	$537	$258	$1,403	$516	$470	$268	$1,254

The fair values of other postretirement plan assets for Dominion Gas employees represented by collective bargaining units by asset category are as follows:

	Fair Value Measurements
	Other Postretirement Plans
At December 31,	2013				2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
(millions)
Cash equivalents	$—	$3	$—	$3	$—	$1	$—	$1
U.S. equity:
Large Cap	104	—	—	104	86	—	—	86
Other	—	—	—	—	—	13	—	13
Non-U.S. equity:
Large Cap	26	—	—	26	20	—	—	20
Common/collective trust funds	—	119	—	119	—	—	—	—
Fixed income:
Corporate debt instruments	—	—	—	—	—	29	—	29
U.S. Treasury securities and agency debentures	—	—	—	—	—	68	—	68
State and municipal	—	—	—	—	—	1	—	1
Real estate—partnerships	—	—	2	2	—	—	3	3
Partnerships:
Private equity	—	—	12	12	—	—	13	13
Debt	—	—	7	7	—	—	8	8

Total	$130	$122	$21	$273	$106	$112	$24	$242

The following table presents the changes in pension and other postretirement plan assets for Dominion Gas employees represented by collective bargaining units that are measured at fair value and included in the Level 3 fair value category:

	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
	Pension Plans					Other Postretirement Plans
	Real Estate	Private Equity	Debt	Hedge Funds	Total	Real Estate	Private Equity	Debt	Total
(millions)
Balance at December 31, 2010	$59	$87	$58	$76	$280	$3	$15	$10	$28

Actual return on plan assets:
Relating to assets still held at the reporting date	10	16	2	2	30	—	3	1	4
Relating to assets sold during the period	(2)	(7)	(2)	(3)	(14)	—	(1)	—	(1)
Purchases	12	16	7	10	45	—	2	1	3
Sales	(11)	(13)	(11)	(21)	(56)	—	(4)	(2)	(6)

Balance at December 31, 2011	$68	$99	$54	$64	$285	$3	$15	$10	$28

Actual return on plan assets:
Relating to assets still held at the reporting date	6	12	4	4	26	—	(1)	(1)	(2)
Relating to assets sold during the period	(2)	(9)	(2)	—	(13)	—	2	1	3
Purchases	7	17	3	—	27	—	1	—	1
Sales	(7)	(16)	(16)	(18)	(57)	—	(4)	(2)	(6)

Balance at December 31, 2012	$72	$103	$43	$50	$268	$3	$13	$8	$24

Actual return on plan assets:
Relating to assets still held at the reporting date	4	24	7	5	40	(1)	2	1	2
Relating to assets sold during the period	(8)	(10)	(7)	(1)	(26)	—	—	—	—
Purchases	1	25	7	—	33	—	1	—	1
Sales	(17)	(20)	(9)	(11)	(57)	—	(4)	(2)	(6)

Balance at December 31, 2013	$52	$122	$41	$43	$258	$2	$12	$7	$21

Investments in Common/Collective Trust Funds in Dominion Gas’ pension and other postretirement plans are stated at fair value as determined by the issuer of the Common/Collective Trust Funds based on the fair value of the underlying investments. The Common/Collective Trusts do not have any unfunded commitments, and do not have any applicable liquidation periods or defined terms/periods to be held. The majority of the Common/Collective Trust Funds have limited withdrawal or redemption rights during the term of the investment. Strategies of the Common/Collective Trust Funds are as follows:

•	Wells Fargo Closed End Bond Trust-The Fund invests in stocks, bonds or a combination of both. Shares of the Fund are traded on a stock exchange and are subject to market risk like stocks, bonds and mutual funds. The Fund may invest in a less liquid portfolio of stocks and bonds because the fund does not need to sell securities to meet shareholder redemptions as mutual funds in order to keep a percentage of its portfolio in cash to pay back investors who withdraw shares.

•

JPMorgan Core Bond Trust-The Fund seeks to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities. The Fund invests primarily in investment-grade bonds; it generally maintains an average weighted maturity between four and

12 years. It may shorten its average weighted maturity if deemed appropriate for temporary defensive purposes.

•	SSgA Russell 2000 Value Index Common Trust-The Fund measures the performance of the small-cap value segment of the U.S. equity universe. The Russell 2000 Value Index is constructed to provide a comprehensive and unbiased barometer for the small-cap value segment. The Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small cap opportunity set and that the represented companies continue to reflect value characteristics.

Net Periodic Benefit (Credit) Cost

Net periodic benefit (credit) cost is reflected in other operations and maintenance expense in the Consolidated Statements of Income. The components of the provision for net periodic benefit (credit) cost and amounts recognized in other comprehensive income and regulatory assets and liabilities for Dominion Gas employees represented by collective bargaining units are as follows:

	Pension Benefits			Other Postretirement Benefits
Year Ended December 31,	2013	2012	2011	2013	2012	2011
(millions, except percentages)
Service cost	$13	$11	$10	$7	$7	$7
Interest cost	27	28	28	12	14	15
Expected return on plan assets	(106)	(96)	(97)	(19)	(16)	(16)
Amortization of prior service (credit) cost	1	1	1	(3)	(4)	(4)
Amortization of net actuarial loss	26	26	22	2	1	3

Net periodic benefit (credit) cost	$(39)	$(30)	$(36)	$(1)	$2	$5

Changes in plan assets and benefit obligations recognized in other comprehensive income and regulatory assets and liabilities:
Current year net actuarial (gain) loss	$(127)	$35	$64	$(40)	$12	$(9)
Less amounts included in net periodic benefit cost:
Amortization of prior service credit (cost)	(1)	(1)	(1)	3	4	4
Amortization of net actuarial loss	(26)	(26)	(22)	(2)	(1)	(3)

Total recognized in other comprehensive income and regulatory assets and liabilities	$(154)	$8	$41	$(39)	$15	$(8)

Significant assumptions used to determine periodic cost:
Discount rate	4.4%-4.8%	5.5%	5.9%	4.4%-4.7%	5.5%	5.9%
Expected long-term rate of return on plan assets	8.5%	8.5%	8.5%	7.75%	7.75%	7.75%
Weighted average rate of increase for compensation	3.93%	3.93%	4.4%	3.93%	3.93%	4.4%
Healthcare cost trend rate(1)				7%	7%	7%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)(1)				4.6%	4.6%	4.6%
Year that the rate reaches the ultimate trend rate(1)				2062	2061	2060

(1)	Assumptions used to determine periodic cost for the following year.

The components of AOCI and regulatory assets and liabilities for Dominion Gas employees represented by collective bargaining units that have not been recognized as components of periodic benefit (credit) cost are as follows:

	Pension Benefits		Other Postretirement Benefits
At December 31,	2013	2012	2013	2012
(millions)
Net actuarial loss	$279	$433	$3	$44
Prior service (credit) cost	2	3	(4)	(7)

Total(1)	$281	$436	$(1)	$37

(1)	As of December 31, 2013, of the $281 million related to pension benefits, $104 million is included in AOCI, with the remainder included in regulatory assets and liabilities; the $(1) million related to other postretirement benefits is included entirely in regulatory assets and liabilities. As of December 31, 2012, of the $436 million related to pension benefits, $158 million is included in AOCI, with the remainder included in regulatory assets and liabilities; the $37 million related to other postretirement benefits is included entirely in regulatory assets and liabilities.

The following table provides the components of AOCI and regulatory assets and liabilities for Dominion Gas employees represented by collective bargaining units as of December 31, 2013 that are expected to be amortized as components of periodic benefit (credit) cost in 2014:

	Pension Benefits	Other Postretirement Benefits
(millions)
Net actuarial loss	$18	$—
Prior service cost	1	(2)

Dominion determines the expected long-term rates of return on plan assets for the pension plans and other postretirement benefit plans in which Dominion Gas participates by using a combination of:

•	Expected inflation and risk-free interest rate assumptions;

•	Historical return analysis to determine long term historic returns as well as historic risk premiums for various asset classes;

•	Expected future risk premiums, asset volatilities and correlations;

•	Forecasts of an independent investment advisor;

•	Forward-looking return expectations derived from the yield on long-term bonds and the expected long-term returns of major stock market indices; and

•	Investment allocation of plan assets.

Dominion determines discount rates from analyses of AA/Aa rated bonds with cash flows matching the expected payments to be made under the plans in which Dominion Gas participates.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the retiree healthcare plans in which Dominion Gas participates. A one percentage point change in assumed healthcare cost trend rates, for Dominion Gas employees represented by collective bargaining units, would have had the following effects:

	Other Postretirement Benefits
	One percentage point increase	One percentage point decrease
(millions)
Effect on net periodic cost for 2014	$4	$(3)
Effect on other postretirement benefit obligation at December 31, 2013	28	(23)

An internal Dominion committee selects the final assumptions used for the pension and other postretirement plans in which Dominion Gas participates, including discount rates, expected long-term rates of return and healthcare cost trend rates.

Employees Not Represented by Collective Bargaining Units

Pension benefits for Dominion Gas employees not represented by a collective bargaining unit are covered by the Dominion Pension Plan described above. As a participating employer, Dominion Gas is subject to Dominion’s funding policy, which is to contribute annually an amount that is in accordance with ERISA. During 2013, Dominion Gas made no contributions to the Dominion Pension Plan, and no contributions to this plan are currently expected in 2014. Dominion Gas’ net periodic pension credit related to this plan and reflected in other operations and maintenance expense in the Consolidated Statements of Income was $27 million, $25 million and $34 million in 2013, 2012 and 2011, respectively. The funded status of various Dominion subsidiary groups and employee compensation are the basis for determining the share of total pension costs for participating Dominion subsidiaries. At December 31, 2013 and 2012, Dominion Gas’ amounts due from Dominion associated with this plan and reflected in noncurrent pension and other postretirement benefit assets in the Consolidated Balance Sheets, were $577 million and $549 million, respectively.

Retiree healthcare and life insurance benefits, for Dominion Gas employees not represented by collective bargaining units, are covered by the Dominion Retiree Health and Welfare Plan described above. Dominion Gas’ net periodic benefit cost related to this plan and reflected in other operations and maintenance expense in the Consolidated Statements of Income was less than $1 million, $3 million and $4 million for 2013, 2012 and 2011, respectively. Employee headcount is the basis for determining the share of total other postretirement benefit costs for participating Dominion subsidiaries. At December 31, 2013 and 2012, Dominion Gas’ liabilities to Dominion associated with this plan and reflected in other deferred credits and other liabilities in the Consolidated Balance Sheets were $14 million for both years. Dominion Gas’ contributions to VEBAs for employees not represented by collective bargaining units were $2 million and $5 million for 2013 and 2012, respectively.

Dominion holds investments in trusts to fund employee benefit payments for the pension and other postretirement benefit plans in which Dominion Gas’ employees participate. Any investment-related declines in these trusts will result in future increases in the periodic cost recognized for such employee benefit plans and will be included in the determination of the amount of cash that Dominion Gas will provide to Dominion for its share of employee benefit plan contributions.

Defined Contribution Plans

Dominion Gas also participates in Dominion-sponsored defined contribution employee savings plans, both specific to Dominion Gas and that cover multiple Dominion subsidiaries. During 2013, 2012 and 2011, Dominion Gas recognized $7 million, $6 million and $6 million, respectively, as employer matching contributions to these plans.

NOTE 18. COMMITMENTS AND CONTINGENCIES

As a result of issues generated in the ordinary course of business, Dominion Gas is involved in legal proceedings before various courts and is periodically subject to governmental examinations (including by regulatory authorities), inquiries and investigations. Certain legal proceedings and governmental examinations involve demands for unspecified amounts of damages, are in an initial procedural phase, involve uncertainty as to the outcome of pending appeals or motions, or involve significant factual issues that need to be resolved, such that it is not possible for Dominion Gas to estimate a range of possible loss. For such matters that Dominion Gas cannot estimate, a statement to this effect is made in the description of the matter. Other matters may have progressed sufficiently through the litigation or investigative processes such that Dominion Gas is able to estimate a range of possible loss. For legal proceedings and governmental examinations for which Dominion Gas is able to reasonably estimate a range of possible losses, an estimated range of possible loss is provided, in excess of the accrued liability (if any) for such matters. Any accrued liability is recorded on a gross basis with a receivable also recorded for any probable insurance recoveries. Estimated ranges of loss are inclusive of legal fees and net of any anticipated insurance recoveries. Any estimated range is based on currently available information and involves elements of judgment and significant uncertainties. Any estimated range of possible loss may not represent Dominion Gas’ maximum possible loss exposure. The circumstances of such legal proceedings and governmental examinations will change from time to time and actual results may vary significantly from the current estimate. For current proceedings not specifically reported below, management does not anticipate that the liabilities, if any, arising from such proceedings would have a material effect on Dominion Gas’ financial position, liquidity or results of operations.

Environmental Matters

Dominion Gas is subject to costs resulting from a number of federal, state and local laws and regulations designed to protect human health and the environment. These laws and regulations affect future planning and existing operations. They can result in increased capital, operating and other costs as a result of compliance, remediation, containment and monitoring obligations.

AIR

The CAA, as amended, is a comprehensive program utilizing a broad range of regulatory tools to protect and preserve the nation’s air quality. At a minimum, states are required to establish regulatory programs to address all requirements of the CAA. However, states may choose to develop regulatory programs that are more restrictive. Some of Dominion Gas’ facilities are subject to the CAA’s permitting and other requirements.

In August 2010, the EPA issued revised National Emission Standards for Hazardous Air Pollutants for Reciprocating Internal Combustion Engines. The rule was amended in March 2011 and January 2013. The rule establishes emission standards for control of hazardous air pollutants for engines at smaller facilities, known as area sources. As a result of these regulations, Dominion Gas installed emissions controls on several engines. The Company has spent approximately $2 million to date and is evaluating further expenditures. Dominion Gas is unable to estimate the additional potential impacts on results of operations, financial condition and/or cash flows related to this matter.

In August 2012, the EPA issued the first NSPS impacting the natural gas production and gathering sectors and made revisions to the NSPS for natural gas processing and transmission facilities. These rules establish equipment performance specifications and emissions standards for control of volatile organic chemical emissions for natural gas production wells, tanks, pneumatic controllers, and compressors in the upstream sector. Compliance with these rules began for installations and wells that were started after August 23, 2011. The cost to comply with the NSPS will be a direct result of the number of new wells and new equipment installations performed by Dominion Gas; therefore, Dominion Gas is unable to estimate the potential impacts on results of operations, financial condition and/or cash flows related to this matter.

In May 2010, the EPA issued the final Prevention of Significant Deterioration and Title V Greenhouse Gas Tailoring Rule that requires Dominion Gas to obtain permits for GHG emissions for new and modified facilities over certain emissions thresholds, and meet best available control technology for GHG emissions. The EPA has issued draft guidance for GHG permitting, including best available control technology. The cost to comply will be a direct result of new and modified facilities subject to this rule. Dominion Gas is unable to estimate the potential impacts on results of operations, financial condition and/or cash flows related to this matter.

SOLID AND HAZARDOUS WASTE

The CERCLA, as amended, provides for immediate response and removal actions coordinated by the EPA in the event of threatened releases of hazardous substances into the environment and authorizes the U.S. government either to clean up sites at which hazardous substances have created actual or potential environmental hazards or to order persons responsible for the situation to do so. Under the CERCLA, as amended, generators and transporters of hazardous substances, as well as past and present owners and operators of contaminated sites, can be jointly, severally, and strictly liable for the cost of cleanup. These potentially responsible parties can be ordered to perform a cleanup, be sued for costs associated with an EPA-directed cleanup, voluntarily settle with the U.S. government concerning their liability for cleanup costs, or voluntarily begin a site investigation and site remediation under state oversight.

From time to time, Dominion Gas may be identified as a potentially responsible party to a Superfund site. The EPA (or a state) can either allow such a party to conduct and pay for a remedial investigation, feasibility study and remedial action or conduct the remedial investigation and action itself and then seek reimbursement from the potentially responsible parties. Each party can be held jointly, severally and strictly liable for the cleanup costs. These parties can also bring contribution actions against each other and seek reimbursement from their insurance companies. As a result, Dominion Gas may be responsible for the costs of remedial investigation and actions under the Superfund law or other laws or regulations regarding the remediation of waste. Dominion Gas does not believe this will have a material effect on results of operations, financial condition and/or cash flows.

Dominion Gas has determined that it is associated with 12 former manufactured gas plant sites. Studies conducted by other companies at their former manufactured gas plant sites have indicated that those sites contain coal tar and other potentially harmful materials. None of the 12 former sites with which Dominion Gas is associated is under investigation by any state or federal environmental agency. Due to the uncertainty surrounding these sites, Dominion Gas is unable to make an estimate of the potential financial statement impacts related to these sites.

Legal Matters

Following the completion of the Appalachian Gateway Project in 2012, DTI received multiple change order requests and other claims for additional payments from a pipeline contractor for the project. In July 2013, DTI filed a complaint in U.S. District Court, Eastern District of Virginia for breach of contract, accounting and declaratory relief. The contractor filed a motion to dismiss, or in the alternative, a motion to transfer venue to Pennsylvania and/or West Virginia, where the pipelines were constructed. DTI filed an opposition to the contractor’s motion in August 2013. In November 2013, the court granted the contractor’s motion on the basis that DTI must first comply with the dispute resolution process. Pursuant to the ruling, DTI intends to mediate the matter. This case is pending. DTI has accrued a liability of approximately $6 million for this matter. Dominion Gas cannot currently estimate additional financial statement impacts, but there could be a material impact on results of operations, financial condition and/or cash flows.

Lease Commitments

Dominion Gas leases various facilities, vehicles and equipment primarily under operating leases. Payments under certain leases are escalated based on an index such as the consumer price index. Future minimum lease payments under noncancelable operating and capital leases that have initial or remaining lease terms in excess of one year as of December 31, 2013 are as follows:

	2014	2015	2016	2017	2018	Thereafter	Total
(millions)
Dominion Gas	$20	$17	$15	$15	$15	$43	$125

Rental expense for Dominion Gas totaled $15 million in each 2013, 2012 and 2011. The majority of rental expense is reflected in other operations and maintenance expense in the Consolidated Statements of Income.

Surety Bonds

As of December 31, 2013 Dominion Gas had purchased $31 million of surety bonds. Under the terms of surety bonds, Dominion Gas is obligated to indemnify the respective surety bond company for any amounts paid.

Indemnifications

As part of commercial contract negotiations in the normal course of business, Dominion Gas may sometimes agree to make payments to compensate or indemnify other parties for possible future unfavorable financial consequences resulting from specified events. The specified events may involve an adverse judgment in a lawsuit or the imposition of additional taxes due to a change in tax law or interpretation of the tax law. Dominion Gas is unable to develop an estimate of the maximum potential amount of future payments under these contracts because events that would obligate it have not yet occurred or, if any such event has occurred, it has not been notified of its occurrence. However, at December 31, 2013, Dominion Gas believes future payments, if any, that could ultimately become payable under these contract provisions, would not have a material impact on its results of operations, cash flows or financial position.

NOTE 19. CREDIT RISK

Credit risk is the risk of financial loss if counterparties fail to perform their contractual obligations. In order to minimize overall credit risk, credit policies are maintained, including the evaluation of counterparty financial condition. In addition, counterparties may make available collateral, including letters of credit, payment guarantees, or cash deposits.

Dominion Gas maintains a provision for credit losses based on factors surrounding the credit risk of its customers, historical trends and other information. Management believes, based on credit policies and the December 31, 2013 provision for credit losses, it is unlikely that a material adverse effect on financial position, results of operations or cash flows would occur as a result of counterparty nonperformance.

Dominion Gas transacts mainly with major companies in the energy industry and with residential and commercial energy consumers. These transactions principally occur in the Northeast, mid-Atlantic and Midwest regions of the U.S. Dominion Gas does not believe that this geographic concentration contributes to its overall exposure to credit risk. In addition, as a result of its large and diverse customer base, Dominion Gas is not exposed to a significant concentration of credit risk for receivables arising from gas utility operations.

In 2013, DTI provided service to approximately 242 customers with 98% of its storage and transportation revenue being provided through firm services. The ten largest customers provided approximately 42% of the total storage and transportation revenue and the 30 largest provided approximately 74% of the total storage and transportation revenue of approximately $645 million. Approximately 97% of the transmission capacity under contract on DTI’s pipeline is subscribed with long-term contracts (two years or greater). The remaining 3% is contracted on a year-to-year basis. Less than 1% of firm transportation capacity is currently unsubscribed. All storage services are subscribed under long-term contracts.

East Ohio distributes natural gas to residential, commercial and industrial customers in Ohio using rates established by the Ohio Commission. Approximately 98% of East Ohio revenues are derived from its regulated gas distribution services. While individual customers of East Ohio have had increased amounts of bad debt in recent years, management believes that this concentration and bad debt risk is mitigated by the regulatory framework established by the Ohio Commission. See Note 12 for further information about Ohio’s PIPP and UEX Riders that mitigate East Ohio’s overall credit risk.

NOTE 20. RELATED-PARTY TRANSACTIONS

Dominion Gas engages in related party transactions primarily with other Dominion subsidiaries (affiliates). Dominion Gas’ receivable and payable balances with affiliates are settled based on contractual terms or on a monthly basis, depending on the nature of the underlying transactions. Dominion Gas’ subsidiaries are included in the Dominion consolidated federal income tax return. A discussion of the significant related party transactions follows.

Transactions with Affiliates

Dominion Gas transacts with affiliates for certain quantities of natural gas and other commodities at market prices in the ordinary course of business. Additionally, Dominion Gas provides transportation and storage services to affiliates. Dominion Gas also enters into certain other contracts with affiliates, which are presented separately from contracts involving commodities or services. For the years ended December 31, 2013, 2012 and 2011, all of Dominion Gas’ commodity and interest rate derivatives are transacted with affiliates. See Note 7 for more information. Dominion Gas participates in certain Dominion benefit plans as described in Note 17. See Note 3 for information regarding sales of assets to an affiliate.

Year Ended December 31,	2013	2012	2011
(millions)
Purchases of natural gas and transportation and storage services from affiliates	$31	$14	$28
Sales of natural gas and transportation and storage services to affiliates	109	64	62

DRS and affiliates provide certain administrative and technical services to Dominion Gas. Dominion Gas provides certain services to affiliates, including technical services. The costs of these services follow:

Year Ended December 31,	2013	2012	2011
(millions)
Services provided by affiliates(1)	$116	$107	$105
Services provided by Dominion Gas to affiliates	4	3	3

(1)	Includes capitalized expenditures.

Dominion Gas maintains gas imbalances with affiliates. The imbalances with affiliates follow:

At December 31,	2013	2012
(millions)
Imbalances receivable from affiliates(1)	$6	$20
Imbalances payable to affiliates(2)	1	—

(1)	Imbalances receivable from affiliates are presented in other current assets in Dominion Gas’ Consolidated Balance Sheets.
(2)	Imbalances payable to affiliates are presented in other current liabilities in Dominion Gas’ Consolidated Balance Sheets.

Dominion Gas has the ability to borrow funds from Dominion under both short-term and long-term borrowing arrangements. There were $569 million in outstanding affiliated long-term borrowings, including securities due within one year, as of December 31, 2012. There were no long-term borrowings with Dominion as of December 31, 2013. Dominion Gas’ borrowings under the IRCA totaled $1.3 billion as of December 31, 2013. There were no borrowings under this agreement as of December 31, 2012. Dominion Gas’ outstanding borrowings, net of repayments, under the Dominion money pool totaled $1.9 billion as of December 31, 2012. There were no borrowings under the Dominion money pool as of December 31, 2013. Interest charges related to Dominion Gas’ total borrowings from Dominion were $35 million, $61 million, $59 million for the years ended December 31, 2013, 2012, and 2011, respectively.

Dominion Gas’ outstanding advances, net of receipts, under the Dominion money pool totaled $75 million as of December 31, 2012. There were no advances under the IRCA as of December 31, 2013.

NOTE 21. OPERATING SEGMENT

Dominion Gas is organized primarily on the basis of products and services sold in the U.S. Dominion Energy, the Company’s primary operating segment, consists of natural gas transmission, storage, gathering, processing and distribution.

Dominion Gas also reports a Corporate and Other segment.

The Corporate and Other Segment primarily includes specific items attributable to Dominion Gas’ operating segment that are not included in profit measures evaluated by executive management in assessing the segment’s performance and the effect of certain items recorded at Dominion Gas as a result of the recognition of Dominion’s basis in the net assets contributed.

In 2013, Dominion Gas reported after-tax net expenses of $49 million in the Corporate and Other segment, with $41 million of these net expenses attributable to specific items related to its operating segment.

The net expenses for specific items in 2013 primarily related to the impact of the following items:

•	$55 million ($33 million after-tax) of impairment charges related to certain natural gas infrastructure assets; and

•	A $14 million ($8 million after-tax) charge primarily reflecting severance pay and other benefits related to workforce reductions.

In 2012, Dominion Gas reported after-tax net expenses of $10 million in the Corporate and Other segment, with none of these net expenses attributable to specific items related to its operating segment.

In 2011, Dominion Gas reported after-tax net expenses of $10 million in the Corporate and Other segment, including a $2 million benefit attributable to specific items related to its operating segment.

The following table presents segment information pertaining to Dominion Gas’ operations:

Year Ended December 31,	Dominion Energy	Corporate and Other	Consolidated Total
(millions)
2013
Operating revenue	$1,937	$—	$1,937
Depreciation and amortization	188	—	188
Equity in earnings of equity method investees	22	—	22
Interest income	2	—	2
Interest and related charges	28	—	28
Income tax expense	333	(32)	301
Net income	510	(49)	461
Investment in equity method investees	105	—	105
Capital expenditures	650	—	650
Total assets at December 31 (billions)	8.5	0.6	9.1

2012
Operating revenue	$1,677	$—	$1,677
Depreciation and amortization	176	—	176
Equity in earnings of equity method investees	23	—	23
Interest income	2	—	2
Interest and related charges	40	—	40
Income tax expense	293	(5)	288
Net income	469	(10)	459
Investment in equity method investees	102	—	102
Capital expenditures	928	—	928
Total assets at December 31 (billions)	8.0	0.7	8.7

2011
Operating revenue	$1,878	$—	$1,878
Depreciation and amortization	163	—	163
Equity in earnings of equity method investees	23	—	23
Interest income	2	—	2
Interest and related charges	44	—	44
Income tax expense	216	(9)	207
Net income	352	(10)	342
Capital expenditures	710	—	710

Dominion Gas Holdings, LLC

Consolidated Statements of Income

(Unaudited)

Three Months Ended March 31,	2014	2013
(millions)
Operating Revenue(1)	$569	$586

Operating Expenses
Purchased gas(1)	137	114
Other energy-related purchases	16	22
Other operations and maintenance
Affiliated suppliers	21	22
Other(2)	32	108
Depreciation and amortization	47	49
Other taxes	51	47

Total operating expenses	304	362

Income from operations	265	224

Other income	8	11
Interest and related charges(1)	6	7

Income from operations before income taxes	267	228
Income tax expense	103	90

Net Income	$164	$138

(1)	See Note 15 for amounts attributable to related parties.
(2)	Includes gains on the sales of assets to an affiliate of $59 million and $25 million in 2014 and 2013, respectively. See Note 3 for more information.

The accompanying notes are an integral part of Dominion Gas’ Consolidated Financial Statements.

Dominion Gas Holdings, LLC

Consolidated Statements of Comprehensive Income

(Unaudited)

Three Months Ended March 31,	2014	2013
(millions)
Net income	$164	$138
Other comprehensive income (loss), net of taxes:
Net deferred gains (losses) on derivatives-hedging activities(1)	(8)	14
Changes in net unrecognized pension and other postretirement benefit costs(2)	—	—
Amounts reclassified to net income:
Net derivative losses-hedging activities(3)	5	3
Net pension and other postretirement benefit costs(4)	1	2

Other comprehensive income (loss)	(2)	19

Comprehensive income	$162	$157

(1)	Net of $5 million and $(10) million tax for the three months ended March 31, 2014 and 2013, respectively.
(2)	Net of $(1) million and $— million tax for the three months ended March 31, 2014 and 2013, respectively.
(3)	Net of $(3) million and $(2) million tax for the three months ended March 31, 2014 and 2013, respectively.
(4)	Net of $(1) million tax for both the three months ended March 31, 2014 and 2013.

The accompanying notes are an integral part of Dominion Gas’ Consolidated Financial Statements.

Dominion Gas Holdings, LLC

Consolidated Balance Sheets

(Unaudited)

	March 31, 2014	December 31, 2013(1)
(millions)
ASSETS
Current Assets
Cash and cash equivalents	$14	$8
Customer receivables (less allowance for doubtful accounts of $4 and $5)(2)	456	311
Affiliated receivables	23	41
Prepayments	57	67
Inventories	62	63
Other(2)	335	311

Total current assets	947	801

Investments	109	106

Property, Plant and Equipment
Property, plant and equipment	8,230	8,240
Accumulated depreciation and amortization	(2,435)	(2,421)

Total property, plant and equipment, net	5,795	5,819

Deferred Charges and Other Assets
Goodwill	542	545
Intangible assets, net	81	82
Regulatory assets	310	285
Pension and other postretirement benefit assets(2)	1,464	1,436
Other(2)	61	68

Total deferred charges and other assets	2,458	2,416

Total assets	$9,309	$9,142

(1)	Dominion Gas’ Consolidated Balance Sheet at December 31, 2013 has been derived from the Audited Consolidated Financial Statements.
(2)	See Note 15 for amounts attributable to related parties.

	March 31, 2014	December 31, 2013(1)
(millions)
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$250	$277
Payables to affiliates	58	45
Affiliated current borrowings	1,326	1,342
Accrued interest, payroll and taxes	282	209
Other(2)	207	197

Total current liabilities	2,123	2,070

Long-Term Debt	1,198	1,198
Deferred Credits and Other Liabilities
Deferred income taxes and investment tax credits	1,993	1,977
Other(2)	479	470

Total deferred credits and other liabilities	2,472	2,447

Total liabilities	5,793	5,715

Commitments and Contingencies (see Note 13)
Equity
Membership interests	3,576	3,485
Accumulated other comprehensive loss	(60)	(58)

Total equity	3,516	3,427

Total liabilities and equity	$9,309	$9,142

(1)	Dominion Gas’ Consolidated Balance Sheet at December 31, 2013 has been derived from the Audited Consolidated Financial Statements.
(2)	See Note 15 for amounts attributable to related parties.

The accompanying notes are an integral part of Dominion Gas’ Consolidated Financial Statements.

Dominion Gas Holdings, LLC

Consolidated Statement of Equity

(Unaudited)

	Membership Interests	Accumulated Other Comprehensive Loss	Total
(millions)
December 31, 2013	$3,485	$(58)	$3,427
Net income	164	—	164
Equity contribution from parent	5	—	5
Distributions	(78)	—	(78)
Other comprehensive loss, net of tax	—	(2)	(2)

March 31, 2014	$3,576	$(60)	$3,516

The accompanying notes are an integral part of Dominion Gas’ Consolidated Financial Statements.

Dominion Gas Holdings, LLC

Consolidated Statements of Cash Flows

(Unaudited)

Three Months Ended March 31,	2014	2013
(millions)
Operating Activities
Net income	$164	$138
Adjustments to reconcile net income to net cash provided by operating activities:
Gains on sales of assets to an affiliate	(59)	(25)
Depreciation and amortization	47	49
Deferred income taxes and investment tax credits	27	18
Other adjustments	(2)	(5)
Changes in:
Accounts receivable	(154)	(98)
Deferred purchased gas costs, net	29	26
Prepayments	10	27
Accounts payable	(16)	(23)
Payables to affiliates	3	17
Accrued interest, payroll and taxes	73	43
Other operating assets and liabilities	(9)	19

Net cash provided by operating activities	113	186

Investing Activities
Plant construction and other property additions	(107)	(110)
Proceeds from sale of assets to an affiliate	30	61
Other	(2)	(6)

Net cash used in investing activities	(79)	(55)

Financing Activities
Issuance (repayment) of affiliated current borrowings, net	51	(138)
Distribution payments	(78)	—
Other	(1)	—

Net cash used in financing activities	(28)	(138)

Increase (decrease) in cash and cash equivalents	6	(7)
Cash and cash equivalents at beginning of period	8	12

Cash and cash equivalents at end of period	$14	$5

Supplemental Cash Flow Information
Significant noncash investing and financing activities:
Accrued capital expenditures	$24	$29
Proceeds from sale of assets to affiliate not yet received	17	47
Extinguishment of affiliated current borrowings in exchange for assets sold to affiliate	67	—

The accompanying notes are an integral part of Dominion Gas’ Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(Unaudited)

NOTE 1. NATURE OF OPERATIONS

Dominion Gas’ operations include a regulated interstate natural gas transmission pipeline and underground storage system in the Northeast, mid-Atlantic and Midwest states, regulated gas transportation and distribution operations in Ohio, and gas gathering and processing activities primarily in West Virginia, Ohio and Pennsylvania.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

As permitted by the rules and regulations of the SEC, Dominion Gas’ accompanying Unaudited Consolidated Financial Statements contain certain condensed financial information and exclude certain footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with GAAP. These Unaudited Consolidated Financial Statements should be read in conjunction with Dominion Gas’ Audited Consolidated Financial Statements.

In Dominion Gas’ opinion, the accompanying Unaudited Consolidated Financial Statements contain all adjustments necessary to present fairly its financial position as of March 31, 2014, its results of operations and cash flows for the three months ended March 31, 2014 and 2013 and its changes in equity for the three months ended March 31, 2014. Such adjustments are normal and recurring in nature unless otherwise noted.

Dominion Gas makes certain estimates and assumptions in preparing its consolidated financial statements in accordance with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. Actual results may differ from those estimates.

Dominion Gas’ accompanying Unaudited Consolidated Financial Statements include the accounts of the wholly-owned subsidiaries, after eliminating intercompany accounts and transactions.

The results of operations for interim periods are not necessarily indicative of the results expected for the full year. Information for quarterly periods is affected by seasonal variations in sales, rate changes, purchased gas expenses and other factors.

Certain amounts in Dominion Gas’ Audited Consolidated Financial Statements have been reclassified to conform to the 2014 presentation for comparative purposes. The reclassifications did not affect the Company’s net income, total assets, liabilities, equity or cash flows.

NOTE 3. DISPOSITIONS

Sales of Pipeline Systems

In March 2014, Dominion Gas sold the Northern System to an affiliate for consideration of approximately $84 million, consisting of $17 million in cash proceeds and the extinguishment of affiliated current borrowings of $67 million. The sale resulted in a gain of approximately $59 million ($35 million after-tax) net of a $3 million write-off of goodwill.

In March 2013, Dominion Gas sold Line TL-404 to an affiliate and received approximately $47 million in cash proceeds. The sale resulted in a gain of approximately $25 million ($14 million after-tax) net of a $2 million write-off of goodwill.

All gains discussed above are recorded in other operations and maintenance expense in Dominion Gas’ Consolidated Statements of Income.

Assignment of Marcellus Acreage

In December 2013, DTI closed on agreements with two natural gas producers to convey approximately 100,000 acres of Marcellus Shale development rights underneath several of its natural gas storage fields. In the first quarter of 2014, DTI received $12 million in additional cash proceeds resulting from post-closing adjustments. At March 31, 2014, deferred revenue totaled approximately $89 million, which will be recognized over the remaining terms of the agreements.

NOTE 4. OPERATING REVENUE

Dominion Gas’ operating revenue consists of the following:

Three Months Ended March 31,	2014	2013
(millions)
Gas sales:
Regulated	$83	$74
Nonregulated	9	3
Gas transportation and storage	396	419
NGL revenue	57	72
Other	24	18

Total operating revenue	$569	$586

NOTE 5. INCOME TAXES

The statutory U.S. federal income tax rate reconciles to the effective income tax rate as follows:

Three Months Ended March 31,	2014	2013
U.S. statutory rate	35.0%	35.0%
Increases resulting from:
State taxes, net of federal benefit	3.4	4.3
Other, net	0.3	0.2

Effective tax rate	38.7%	39.5%

As of March 31, 2014, there have been no material changes in unrecognized tax benefits or possible changes that could reasonably be expected to occur during the next twelve months. See Note 5 to Dominion Gas’ Audited Consolidated Financial Statements for a discussion of these unrecognized tax benefits.

NOTE 6. ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table presents Dominion Gas’ changes in AOCI by component, net of tax:

	Deferred gains and losses on derivatives- hedging activities	Unrecognized pension and other postretirement benefit costs	Total
(millions)
Three Months Ended March 31, 2014
Beginning balance	$3	$(61)	$(58)
Other comprehensive income before reclassifications: gains (losses)	(8)	—	(8)
Amounts reclassified from accumulated other comprehensive income: (gains) losses(1)	5	1	6

Net current-period other comprehensive income (loss)	(3)	1	(2)

Ending balance	$—	$(60)	$(60)

Three Months Ended March 31, 2013
Beginning balance	$(47)	$(93)	$(140)
Other comprehensive income before reclassifications: gains (losses)	14	—	14
Amounts reclassified from accumulated other comprehensive income: (gains) losses(1)	3	2	5

Net current-period other comprehensive income	17	2	19

Ending balance	$(30)	$(91)	$(121)

(1)	See table below for details about these reclassifications.

The following table presents Dominion Gas’ reclassifications out of AOCI by component:

Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the Consolidated Statements of Income
(millions)
Three Months Ended March 31, 2014
Deferred (gains) and losses on derivatives-hedging activities:
Commodity contracts	$6	Operating revenue
	2	Purchased gas

	8
Tax	(3)	Income tax expense

	$5

Unrecognized pension and other postretirement benefit costs:
Actuarial losses	$2	Other operations and maintenance

	2
Tax	(1)	Income tax expense

	$1

Three Months Ended March 31, 2013
Deferred (gains) and losses on derivatives-hedging activities:
Commodity contracts	$1	Operating revenue
	4	Purchased gas

	5
Tax	(2)	Income tax expense

	$3

Unrecognized pension and other postretirement benefit costs:
Actuarial losses	$3	Other operations and maintenance

	3
Tax	(1)	Income tax expense

	$2

Note 7. Fair Value Measurements

Dominion Gas’ fair value measurements are made in accordance with the policies discussed in Note 6 to the Audited Consolidated Financial Statements. See Note 8 for further information about Dominion Gas’ derivatives and hedge accounting activities.

Dominion Gas enters into certain derivative contracts such as physical and financial forwards, futures and swaps, which are considered Level 3 as they have one or more inputs that are not observable and are significant to the valuation. The discounted cash flow method is used to value Level 3 physical and financial forwards and futures contracts. The discounted cash flow model calculates mark-to-market valuations based on forward market prices, original transaction prices, volumes, risk-free rate of return, and credit spreads. For Level 3 fair value measurements, the forward market prices are considered unobservable. The unobservable inputs are developed and substantiated using historical information, available market data, third-party data, and statistical analysis.

Periodically, inputs to valuation models are reviewed and revised as needed, based on historical information, updated market data, market liquidity and relationships, and changes in third-party pricing sources.

The following table presents Dominion Gas’ quantitative information about Level 3 derivative fair value measurements at March 31, 2014. The range and weighted average are presented in dollars for market price inputs.

	Fair Value (millions)	Valuation Technique	Unobservable Input	Range	Weighted Average(1)
Assets:
Physical and Financial Forwards and Futures:
NGLs	$6	Discounted Cash Flow	Market Price (per gallon) (2)	1 - 3	1

Total assets	$6

Liabilities:
Physical and Financial Forwards and Futures:
NGLs	$8	Discounted Cash Flow	Market Price (per gallon) (2)	1 - 3	1

Total liabilities	$8

(1)	Averages weighted by volume.
(2)	Represents market prices beyond defined terms for Levels 1 & 2.

Sensitivity of the fair value measurements to changes in the significant unobservable inputs is as follows:

Significant Unobservable Inputs	Position	Change to Input	Impact on Fair Value Measurement
Market Price	Buy	Increase (decrease)	Gain (loss)
Market Price	Sell	Increase (decrease)	Loss (gain)

Recurring Fair Value Measurements

The following table presents Dominion Gas’ assets and liabilities for commodity and interest rate derivatives that are measured at fair value on a recurring basis for each hierarchy level, including both current and noncurrent portions:

	Level 1	Level 2	Level 3	Total
(millions)
At March 31, 2014
Assets:
Commodity	$—	$—	$6	$6
Interest rate	—	20	—	20

Total assets	$—	$20	$6	$26
Liabilities:
Commodity	$—	$9	$8	$17

At December 31, 2013
Assets:
Commodity	$—	$—	$6	$6
Interest rate	—	34	—	34

Total Assets	$—	$34	$6	$40
Liabilities:
Commodity	$—	$13	$12	$25

The following table presents the net change in the assets and liabilities for commodity derivatives measured at fair value on a recurring basis and included in the Level 3 fair value category:

Three Months Ended March 31,	2014	2013
(millions)
Balance at January 1,	$(6)	$(12)
Total realized and unrealized gains (losses):
Included in earnings	(5)	(1)
Included in other comprehensive income (loss)	4	11
Settlements	5	1

Balance at March 31,	$(2)	$(1)

The gains and losses included in earnings in the Level 3 fair value category were classified in operating revenue in Dominion Gas’ Consolidated Statements of Income for the three months ended March 31, 2014 and 2013. There were no unrealized gains or losses included in earnings in the Level 3 fair value category relating to assets/liabilities still held at the reporting date for the three months ended March 31, 2014 and 2013.

Fair Value of Financial Instruments

In accordance with GAAP, Dominion Gas reports certain contracts and instruments at fair value. The carrying values of cash and cash equivalents, customer and other receivables, affiliated current borrowings, payables to affiliates and accounts payable are estimated to be substantially the same as their fair values. For Dominion Gas’ financial instruments that are not recorded at fair value, the carrying amounts and fair values are as follows:

	March 31, 2014		December 31, 2013
	Carrying Amount	Estimated Fair Value(1)	Carrying Amount	Estimated Fair Value(1)
(millions)
Long-term debt(2)	$1,198	$1,204	$1,198	$1,169

(1)	Fair value is estimated using market prices, where available, and interest rates currently available for issuance of debt with similar terms and remaining maturities. All fair value measurements are classified as Level 2.
(2)	Carrying amount includes amounts which represent the unamortized discount.

NOTE 8. DERIVATIVES AND HEDGE ACCOUNTING ACTIVITIES

Dominion Gas’ accounting policies and objectives and strategies for using derivative instruments are discussed in Note 2 to the Audited Consolidated Financial Statements. See Note 7 for further information about fair value measurements and associated valuation methods for derivatives.

Balance Sheet Presentation

Derivative assets and liabilities are presented gross on Dominion Gas’ Consolidated Balance Sheets. Dominion Gas’ derivative contracts consist of over-the-counter transactions. Over-the-counter contracts are bilateral contracts that are transacted directly with a third party. Certain over-the-counter contracts contain contractual rights of setoff through contract default provisions. In addition, the contracts are subject to conditional rights of setoff through counterparty nonperformance, insolvency, or other conditions.

In general, most non-affiliate over-the-counter transactions are subject to collateral requirements. Types of collateral for over-the-counter contracts include cash, letters of credit, and in some cases other forms of security, none of which are subject to restrictions. Certain accounts receivable and accounts payable recognized on

Dominion Gas’ Consolidated Balance Sheets, as well as letters of credit and other forms of security, all of which are not included in the tables below, are subject to offset under contract netting provisions and would reduce the net exposure.

The tables below present Dominion Gas’ derivative asset and liability balances by type of financial instrument, before and after the effects of offsetting.

	March 31, 2014			December 31, 2013
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts of Assets Presented in the Consolidated Balance Sheet	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts of Assets Presented in the Consolidated Balance Sheet
(millions)
Interest rate contracts:
Over-the-counter	$20	$—	$20	$34	$—	$34
Commodity contracts:
Over-the-counter	6	—	6	6	—	6

Total derivatives, subject to a master netting or similar arrangement	$26	$—	$26	$40	$—	$40

	March 31, 2014				December 31, 2013
		Gross Amounts Not Offset in the Consolidated Balance Sheet				Gross Amounts Not Offset in the Consolidated Balance Sheet
	Net Amounts of Assets Presented in the Consolidated Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amounts	Net Amounts of Assets Presented in the Consolidated Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amounts
(millions)
Interest rate contracts:
Over-the-counter	$20	$—	$—	$20	$34	$—	$—	$34
Commodity contracts:
Over-the-counter	6	6	—	—	6	6	—	—

Total	$26	$6	$—	$20	$40	$6	$—	$34

	March 31, 2014			December 31, 2013
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts of Liabilities Presented in the Consolidated Balance Sheet	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts of Liabilities Presented in the Consolidated Balance Sheet
(millions)
Commodity contracts:
Over-the-counter	$17	$—	$17	$25	$—	$25

Total derivatives, subject to a master netting or similar arrangement	$17	$—	$17	$25	$—	$25

	March 31, 2014				December 31, 2013
		Gross Amounts Not Offset in the Consolidated Balance Sheet				Gross Amounts Not Offset in the Consolidated Balance Sheet
	Net Amounts of Liabilities Presented in the Consolidated Balance Sheet	Financial Instruments	Cash Collateral Paid	Net Amounts	Net Amounts of Liabilities Presented in the Consolidated Balance Sheet	Financial Instruments	Cash Collateral Paid	Net Amounts
(millions)
Commodity contracts:
Over-the-counter	$17	$6	$—	$11	$25	$6	$—	$19

Total	$17	$6	$—	$11	$25	$6	$—	$19

Volumes

The following table presents the volume of Dominion Gas’ derivative activity as of March 31, 2014. These volumes are based on open derivative positions and represent the combined absolute value of their long and short positions, except in the case of offsetting transactions, for which they represent the absolute value of the net volume of their long and short positions.

	Current	Noncurrent
Natural Gas (bcf):
Fixed price	4	—
Basis	4	—
NGLs (gallons)	86,520,000	—
Interest rate	$700,000,000	$100,000,000

Ineffectiveness and AOCI

For the three months ended March 31, 2014 and 2013, gains or losses on hedging instruments determined to be ineffective were not material.

The following table presents selected information related to losses on cash flow hedges included in AOCI in Dominion Gas’ Consolidated Balance Sheet at March 31, 2014:

	AOCI After-Tax	Amounts Expected to be Reclassified to Earnings during the next 12 Months After-Tax	Maximum Term
(millions)
Commodities:
Natural Gas	$(6)	$(6)	9 months
NGLs	(2)	(2)	9 months
Interest rate	8	—	366 months

Total	$—	$(8)

The amounts that will be reclassified from AOCI to earnings will generally be offset by the recognition of the hedged transactions (e.g., anticipated sales) in earnings, thereby achieving the realization of prices contemplated by the underlying risk management strategies and will vary from the expected amounts presented above as a result of changes in market prices and interest rates.

Fair Value and Gains and Losses on Derivative Instruments

The following tables present the fair values of Dominion Gas’ commodity and interest rate derivatives and where they are presented in its Consolidated Balance Sheets:

	Fair Value - Derivatives under Hedge Accounting	Fair Value- Derivatives not under Hedge Accounting	Total Fair Value
(millions)
At March 31, 2014
ASSETS
Current Assets
Commodity	$6	$—	$6
Interest rate	20	—	20

Total current derivative assets(1)	26	—	26

Total derivative assets	$26	$—	$26

LIABILITIES
Current Liabilities
Commodity	$17	$—	$17

Total current derivative liabilities(2)	17	—	17

Total derivative liabilities	$17	$—	$17

At December 31, 2013
ASSETS
Current Assets
Commodity	$6	$—	$6
Interest rate	34	—	34

Total current derivative assets(1)	40	—	40

Total derivative assets	$40	$—	$40

LIABILITIES
Current Liabilities
Commodity	$25	$—	$25

Total current derivative liabilities(2)	25	—	25

Total derivative liabilities	$25	$—	$25

(1)	Current derivative assets are presented in other current assets in Dominion Gas’ Consolidated Balance Sheets.
(2)	Current derivative liabilities are presented in other current liabilities in Dominion Gas’ Consolidated Balance Sheets.

The following table presents the gains and losses on Dominion Gas’ derivatives, as well as where the associated activity is presented in its Consolidated Balance Sheets and Statements of Income:

Derivatives in cash flow hedging relationships	Amount of Gain (Loss) Recognized in AOCI on Derivatives (Effective Portion)(1)	Amount of Gain (Loss) Reclassified from AOCI to Income
(millions)
Three Months Ended March 31, 2014
Derivative Type and Location of Gains (Losses)
Commodity
Operating revenue		$(6)
Purchased gas		(2)

Total commodity	$1	$(8)

Interest rate(2)	(14)	—

Total	$(13)	$(8)

Three Months Ended March 31, 2013
Derivative Type and Location of Gains (Losses)
Commodity
Operating revenue		$(1)
Purchased gas		(4)

Total commodity	$12	$(5)

Interest rate(2)	12	—

Total	$24	$(5)

(1)	Amounts deferred into AOCI have no associated effect in Dominion Gas’ Consolidated Statements of Income.
(2)	Amounts recorded in Dominion Gas’ Consolidated Statements of Income are classified in interest and related charges.

NOTE 9. INVESTMENTS

Equity Method Investment

Dominion Gas accounts for the following investment under the equity method of accounting:

Company	Ownership%	Investment Balance		Description
		March 31, 2014	December 31, 2013
(millions)
Iroquois	24.72%	$108	$105	Gas transmission system

Total		$108	$105

Dominion Gas’ equity earnings on this investment totaled $8 million and $11 million for the three months ended March 31, 2014 and 2013, respectively. Dominion Gas received distributions from this investment of $5 million for both the three months ended March 31, 2014 and 2013. As of March 31, 2014 and December 31, 2013, the carrying amount of Dominion Gas’ investment exceeded its share of underlying equity in net assets by approximately $8 million. The differences reflect equity method goodwill and are not being amortized.

NOTE 10. REGULATORY ASSETS AND LIABILITIES

Regulatory assets and liabilities include the following:

	March 31, 2014	December 31, 2013
(millions)
Regulatory assets:
Unrecovered gas costs(1)	$11	$40
Deferred rate adjustment clause costs(2)	6	24
Bad debt tracker(3)	—	11
Other	1	4

Regulatory assets-current(4)	18	79

Unrecognized pension and other postretirement benefit costs(5)	191	194
Deferred rate adjustment clause costs(2)	65	59
Income taxes recoverable through future rates(6)	24	24
Other postretirement benefit costs(7)	2	7
Other	28	1

Regulatory assets-non-current	310	285

Total regulatory assets	$328	$364

Regulatory liabilities:
PIPP(8)	$87	$76
Other	11	3

Regulatory liabilities-current(9)	98	79

Provision for future cost of removal and AROs(10)	177	177
Unrecognized pension and other postretirement benefit costs(5)	17	18
Other	12	8

Regulatory liabilities-non-current(11)	206	203

Total regulatory liabilities	$304	$282

(1)	Reflects unrecovered gas costs at East Ohio, which are recovered through filings with the Ohio Commission.
(2)	Reflects deferrals of costs associated with certain current and prospective rider projects. See Note 11 for more information.
(3)	Represents East Ohio’s deferrals for the UEX Rider which are recovered through rates which are filed annually. Most of East Ohio’s bad debt expense is recovered either through the UEX Rider or the PIPP Rider.
(4)	Current regulatory assets are presented in other current assets in Dominion Gas’ Consolidated Balance Sheets.
(5)	Represents unrecognized pension and other postretirement benefit costs expected to be recovered through future rates generally over the expected remaining service period of plan participants.
(6)

Amounts to be recovered through future rates to pay income taxes that become payable when rate revenue is provided to recover AFUDC-equity and depreciation of property, plant and equipment for which deferred income taxes were not recognized for ratemaking purposes, including amounts attributable to tax rate changes.

(7)	Primarily reflects costs recognized in excess of amounts included in regulated rates charged by Dominion Gas’ regulated gas operations before rates were updated to reflect a change in accounting method for other postretirement benefit costs.
(8)	Under PIPP, eligible customers can receive energy assistance based on their ability to pay. The difference between the customer’s total bill and the PIPP plan amount is deferred and collected or returned annually under the PIPP rider according to East Ohio tariff provisions.
(9)	Current regulatory liabilities are presented in other current liabilities in Dominion Gas’ Consolidated Balance Sheets.
(10)	Rates charged to customers by Dominion Gas’ regulated businesses include a provision for the cost of future activities to remove assets that are expected to be incurred at the time of retirement.
(11)	Non-current regulatory liabilities are presented in other deferred credits and other liabilities in Dominion Gas’ Consolidated Balance Sheets.

At March 31, 2014, approximately $15 million of regulatory assets represented past expenditures on which Dominion Gas does not currently earn a return. These expenditures are expected to be recovered within two years.

NOTE 11. REGULATORY MATTERS

Ohio Regulation

PIR Program

In 2008, East Ohio began PIR, aimed at replacing approximately 20% of its pipeline system. In February 2014, East Ohio filed an application requesting approval to adjust the PIR cost recovery rates for 2013 costs. The filing reflects gross plant investment for 2013 of $164 million, cumulative gross plant investment of $674 million and an estimated revenue requirement of $89 million. This application was approved by the Ohio Commission in April 2014.

AMR Program

In 2007, East Ohio began updating or exchanging mechanical meters with automated meter reading technology for its 1.2 million customers in Ohio. In February 2014, East Ohio filed an application with the Ohio Commission to adjust its AMR cost recovery rate to recover costs associated with AMR deployment for the calendar year 2013. The filing reflects a cumulative gross plant investment of $91 million and an estimated revenue requirement of approximately $8 million. This application was approved by the Ohio Commission in April 2014. The AMR program approved by the Ohio Commission is now complete. Although no further capital investment will be added, East Ohio is approved to recover depreciation, property taxes, carrying charges and a return until East Ohio has another rate case.

FERC Regulation

DTI Settlement

In mid-2013, DTI received concerns about its fuel retainage percentages and apparent over-recovery of fuel costs during certain time periods reflected in its annual fuel reports. In December 2013, DTI submitted for FERC approval of a stipulation and agreement addressing, among other things, reductions in its fuel retainage percentages and a rate moratorium through 2016. In February 2014, FERC approved the stipulation and agreement.

The revised fuel retainage percentages became effective January 1, 2014. DTI began assessing the reduced fuel retainage percentages on March 1, 2014, and as a result provided refunds totaling nearly $10 million. The refunds reflect, with interest, the value of the difference between the actual quantities of fuel retained for the months of January and February and the quantities that would have been retained using the reduced percentages. The reduction in fuel retention is expected to reduce DTI’s revenues by approximately $35 million in 2014.

NOTE 12. VARIABLE INTEREST ENTITIES

The primary beneficiary of a VIE is required to consolidate the VIE and to disclose certain information about its significant variable interests in the VIE. The primary beneficiary of a VIE is the entity that has both 1) the power to direct the activities that most significantly impact the entity’s economic performance and 2) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.

Dominion Gas purchased shared services from DRS, an affiliated VIE, of approximately $26 million for both the three months ended March 31, 2014 and 2013. Dominion Gas determined that it is not the most closely associated entity with DRS and therefore not the primary beneficiary. DRS provides accounting, legal, finance and certain administrative and technical services to all Dominion subsidiaries, including Dominion Gas. Dominion Gas has no obligation to absorb more than its allocated share of DRS costs.

NOTE 13. COMMITMENTS AND CONTINGENCIES

As a result of issues generated in the ordinary course of business, Dominion Gas is involved in legal proceedings before various courts and is periodically subject to governmental examinations (including by regulatory authorities), inquiries and investigations. Certain legal proceedings and governmental examinations involve demands for unspecified amounts of damages, are in an initial procedural phase, involve uncertainty as to the outcome of pending appeals or motions, or involve significant factual issues that need to be resolved, such that it is not possible for Dominion Gas to estimate a range of possible loss. For such matters that Dominion Gas cannot estimate, a statement to this effect is made in the description of the matter. Other matters may have progressed sufficiently through the litigation or investigative processes such that Dominion Gas is able to estimate a range of possible loss. For legal proceedings and governmental examinations for which Dominion Gas is able to reasonably estimate a range of possible losses, an estimated range of possible loss is provided, in excess of the accrued liability (if any) for such matters. Any accrued liability is recorded on a gross basis with a receivable also recorded for any probable insurance recoveries. Estimated ranges of loss are inclusive of legal fees and net of any anticipated insurance recoveries. Any estimated range is based on currently available information, involves elements of judgment and significant uncertainties and may not represent Dominion Gas’ maximum possible loss exposure. The circumstances of such legal proceedings and governmental examinations will change from time to time and actual results may vary significantly from the current estimate. For current proceedings not specifically reported below, management does not anticipate that the liabilities, if any, arising from such proceedings would have a material effect on Dominion Gas’ financial position, liquidity or results of operations.

Environmental Matters

Dominion Gas is subject to costs resulting from a number of federal, state and local laws and regulations designed to protect human health and the environment. These laws and regulations affect future planning and existing operations. They can result in increased capital, operating and other costs as a result of compliance, remediation, containment and monitoring obligations.

AIR

The CAA, as amended, is a comprehensive program utilizing a broad range of regulatory tools to protect and preserve the nation’s air quality. At a minimum, states are required to establish regulatory programs to address all requirements of the CAA. However, states may choose to develop regulatory programs that are more restrictive. Some of Dominion Gas’ facilities are subject to the CAA’s permitting and other requirements.

In August 2010, the EPA issued revised National Emission Standards for Hazardous Air Pollutants for Reciprocating Internal Combustion Engines. The rule was amended in March 2011 and January 2013. The rule establishes emission standards for control of hazardous air pollutants for engines at smaller facilities, known as area sources. As a result of these regulations, Dominion Gas installed emissions controls on several engines. The

Company has spent approximately $2 million to date and is evaluating further expenditures. Dominion Gas is unable to estimate the additional potential impacts on results of operations, financial condition and/or cash flows related to this matter.

In August 2012, the EPA issued the first NSPS impacting the natural gas production and gathering sectors and made revisions to the NSPS for natural gas processing and transmission facilities. These rules establish equipment performance specifications and emissions standards for control of volatile organic chemical emissions for natural gas production wells, tanks, pneumatic controllers, and compressors in the upstream sector. Compliance with these rules is required for installations and wells constructed or reconstructed after August 23, 2011. The cost to comply with the NSPS will depend on the number of new wells and new equipment installations subject to the rule; therefore, Dominion Gas is unable to estimate the potential impacts on results of operations, financial condition and/or cash flows related to this matter.

In May 2010, the EPA issued the final Prevention of Significant Deterioration and Title V Greenhouse Gas Tailoring Rule that requires new and modified facilities that exceed certain GHG emission thresholds to obtain permits and meet best available control technology standards. The EPA has issued draft guidance for GHG permitting, including best available control technology. The cost to comply depends on the number of new and modified facilities subject to this rule; therefore, Dominion Gas is unable to estimate the potential impacts on results of operations, financial condition and/or cash flows related to this matter.

SOLID AND HAZARDOUS WASTE

The CERCLA, as amended, provides for immediate response and removal actions coordinated by the EPA in the event of threatened releases of hazardous substances into the environment and authorizes the U.S. government either to clean up sites at which hazardous substances have created actual or potential environmental hazards or to order persons responsible for the situation to do so. Under the CERCLA, as amended, generators and transporters of hazardous substances, as well as past and present owners and operators of contaminated sites, can be jointly, severally, and strictly liable for the cost of cleanup. These potentially responsible parties can be ordered to perform a cleanup, be sued for costs associated with an EPA-directed cleanup, voluntarily settle with the U.S. government concerning their liability for cleanup costs, or voluntarily begin a site investigation and site remediation under state oversight.

From time to time, Dominion Gas may be identified as a potentially responsible party to a Superfund site. The EPA (or a state) can either allow such a party to conduct and pay for a remedial investigation, feasibility study and remedial action or conduct the remedial investigation and action itself and then seek reimbursement from the potentially responsible parties. Each party can be held jointly, severally and strictly liable for the cleanup costs. These parties can also bring contribution actions against each other and seek reimbursement from their insurance companies. As a result, Dominion Gas may be responsible for the costs of remedial investigation and actions under the Superfund law or other laws or regulations regarding the remediation of waste. Dominion Gas does not believe this will have a material effect on results of operations, financial condition and/or cash flows.

Dominion Gas has determined that it is associated with 12 former manufactured gas plant sites. Studies conducted by other companies at their former manufactured gas plant sites have indicated that those sites contain coal tar and other potentially harmful materials. None of the 12 former sites with which Dominion Gas is associated is under investigation by any state or federal environmental agency. Due to the uncertainty surrounding these sites, Dominion Gas is unable to make an estimate of the potential financial statement impacts related to these sites.

Legal Matters

Dominion Gas is the defendant in a number of lawsuits and claims involving unrelated incidents of property damage and personal injury. Due to the uncertainty surrounding these matters, Dominion Gas is unable to make an estimate of the potential financial statement impacts, however they could have a material impact on results of operations, financial condition and/or cash flows.

Following the completion of the Appalachian Gateway Project in 2012, DTI received multiple change order requests and other claims for additional payments from a pipeline contractor for the project. In July 2013, DTI filed a complaint in U.S. District Court, Eastern District of Virginia for breach of contract, accounting and declaratory relief. The contractor filed a motion to dismiss, or in the alternative, a motion to transfer venue to Pennsylvania and/or West Virginia, where the pipelines were constructed. DTI filed an opposition to the contractor’s motion in August 2013. In November 2013, the court granted the contractor’s motion on the basis that DTI must first comply with the dispute resolution process. Pursuant to the ruling, DTI intends to mediate the matter. This case is pending. DTI has accrued a liability of approximately $6 million for this matter. Dominion Gas cannot currently estimate additional financial statement impacts, but there could be a material impact on results of operations, financial condition and/or cash flows.

Surety Bonds

As of March 31, 2014, Dominion Gas had purchased $31 million of surety bonds. Under the terms of surety bonds, Dominion Gas is obligated to indemnify the respective surety bond company for any amounts paid.

NOTE 14. CREDIT RISK

Dominion Gas’ accounting policies for credit risk are discussed in Note 19 to the Audited Consolidated Financial Statements.

In the first quarter of 2014, DTI provided service to approximately 223 customers with 97% of its storage and transportation revenue being provided through firm services. The ten largest customers provided approximately 41% of the total storage and transportation revenue and the 30 largest provided approximately 74% of the total storage and transportation revenue of approximately $190 million. Approximately 97% of the transmission capacity under contract on DTI’s pipeline is subscribed with long-term contracts (two years or greater). The remaining 3% is contracted on a year-to-year basis. Less than 1% of firm transportation capacity is currently unsubscribed. All storage services are subscribed under long-term contracts.

East Ohio distributes natural gas to residential, commercial and industrial customers in Ohio using rates established by the Ohio Commission. Approximately 97% of East Ohio revenues are derived from its regulated gas distribution services. While individual customers of East Ohio have had increased amounts of bad debt in recent years, management believes that this concentration and bad debt risk is mitigated by the regulatory framework established by the Ohio Commission. See Note 12 to the Audited Consolidated Financial Statements for further information about Ohio’s PIPP and UEX Riders that mitigate East Ohio’s overall credit risk.

NOTE 15. RELATED-PARTY TRANSACTIONS

Dominion Gas engages in related party transactions primarily with other Dominion subsidiaries (affiliates). Dominion Gas’ receivable and payable balances with affiliates are settled based on contractual terms or on a monthly basis, depending on the nature of the underlying transactions. Dominion Gas’ subsidiaries are included in the Dominion consolidated federal income tax return. A discussion of the significant related party transactions follows.

Transactions with Related Parties

Dominion Gas transacts with affiliates for certain quantities of natural gas and other commodities at market prices in the ordinary course of business. Additionally, Dominion Gas provides transportation and storage services to affiliates. Dominion Gas also enters into certain other contracts with affiliates, which are presented separately from contracts involving commodities or services. As of March 31, 2014 and December 31 2013, all of Dominion Gas’ commodity and interest rate derivatives were with affiliates. See Note 8 for more information. Dominion Gas participates in certain Dominion benefit plans as described in Note 15. See Note 3 for information regarding sales of assets to an affiliate.

Three Months Ended March 31,	2014	2013
(millions)
Purchases of natural gas and transportation and storage services from affiliates	$2	$2
Sales of natural gas and transportation and storage services to affiliates	25	22

DRS and affiliates provide certain administrative and technical services to Dominion Gas. Dominion Gas provides certain services to affiliates and related parties, including technical services. The costs of these services follow:

Three Months Ended March 31,	2014	2013
(millions)
Services provided by affiliates(1)	$26	$26
Goods and services provided by Dominion Gas to affiliates	3	4
Goods and services provided by Dominion Gas to related parties	9	3

(1)	Includes capitalized expenditures.

The following table presents affiliated activity reflected in Dominion Gas’ Consolidated Balance Sheets:

	March 31, 2014	December 31, 2013
(millions)
Imbalances receivable from affiliates(1)	$12	$6
Imbalances payable to affiliates(2)	2	1
Affiliated notes receivable(3)	6	5

(1)	Amounts are presented in other current assets in Dominion Gas’ Consolidated Balance Sheets.
(2)	Amounts are presented in other current liabilities in Dominion Gas’ Consolidated Balance Sheets.
(3)	Amounts are presented in other deferred charges and other assets in Dominion Gas’ Consolidated Balance Sheets.

Dominion Gas’ borrowings under the IRCA totaled $1.3 billion at both March 31, 2014 and December 31, 2013. Interest charges related to Dominion Gas’ total borrowings from Dominion were $1 million and $11 million for the three months ended March 31, 2014 and 2013, respectively. Dominion Gas deferred $4 million of interest and related charges as a regulatory asset for the three months ended March 31, 2013.

NOTE 16. EMPLOYEE BENEFIT PLANS

Dominion Gas participates in certain Dominion benefit plans as described in Note 17 to the Audited Consolidated Financial Statements. At March 31, 2014 and December 31, 2013, Dominion Gas’ amounts due from Dominion associated with the Dominion Pension Plan and reflected in noncurrent pension and other postretirement benefit assets in the Consolidated Balance Sheets were $586 million and $577 million, respectively. At March 31, 2014 and December 31, 2013, Dominion Gas’ amounts due to Dominion associated with the Dominion Retiree Health and Welfare Plan and reflected in other deferred credits and other liabilities in the Consolidated Balance Sheets were $12 million and $14 million, respectively.

The components of Dominion Gas’ provision for net periodic benefit credit for employees represented by collective bargaining units were as follows:

	Pension Benefits		Other Postretirement Benefits
Three Months Ended March 31,	2014	2013	2014	2013
(millions)
Service cost	$3	$3	$1	$2
Interest cost	7	6	3	3
Expected return on plan assets	(29)	(25)	(5)	(5)
Amortization of prior service credit	—	—	—	(1)
Amortization of net actuarial loss	5	7	—	1

Net periodic benefit credit	$(14)	$(9)	$(1)	$—

Employer Contributions

During the three months ended March 31, 2014, Dominion Gas made no contributions to its defined benefit pension plans or other postretirement benefit plans. Dominion Gas expects to contribute approximately $12 million to its other postretirement benefit plans through Voluntary Employees’ Beneficiary Associations, for both employees represented by collective bargaining units and employees not represented by collective bargaining units, during the remainder of 2014.

NOTE 17. OPERATING SEGMENT

Dominion Gas is organized primarily on the basis of products and services sold in the U.S. Dominion Energy, the Company’s primary operating segment, consists of natural gas transmission, storage, gathering, processing and distribution.

Dominion Gas also reports a Corporate and Other segment.

The Corporate and Other Segment primarily includes specific items attributable to Dominion Gas’ operating segment that are not included in profit measures evaluated by executive management in assessing the segment’s performance and the effect of certain items recorded at Dominion Gas as a result of Dominion’s basis in the net assets contributed.

In both the three months ended March 31, 2014 and 2013, Dominion Gas reported after-tax net expenses of $2 million in the Corporate and Other segment, with none of these net expenses attributable to specific items related to its operating segment.

The following table presents segment information pertaining to Dominion Gas’ operations:

	Dominion Energy	Corporate and Other	Consolidated Total
(millions)
Three Months Ended March 31, 2014
Operating revenue	$569	$—	$569
Net income (loss)	166	(2)	164

Three Months Ended March 31, 2013
Operating revenue	$586	$—	$586
Net income (loss)	140	(2)	138

DOMINION GAS HOLDINGS, LLC

DEALER PROSPECTUS DELIVERY OBLIGATION

Until September 23, 2014, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.